
carter's®
Carter's, Inc. 2023 Annual Report



April 4, 2024

Dear Fellow Shareholders,

Carter's continues to be the best-selling brand of young children's apparel in North America. We have the largest share of a $32 billion market focused on newborn to 10-year-old children, including the largest market share in each of the United States, Canada, and Mexico.

We own two of the best-known brand names in children's apparel, *Carter's* and *OshKosh B'gosh*. Both brands have served the needs of multiple generations of families for over 100 years. We also own *Little Planet*, our innovative, eco-friendly brand comprised of organic fabrics and sustainable materials, and *Skip Hop*, a lifestyle brand for families with young children.

Carter's multi-channel business model provides us with unparalleled global distribution capabilities. We are the largest specialty retailer in North America focused on young children's apparel. We operate over 1,000 stores and an award-winning eCommerce website with integrated omnichannel capabilities which provide a convenient shopping experience for families with young children.

Carter's is also the largest supplier to the most successful retailers of children's apparel in North America, including Target, Walmart, Amazon, Kohl's, and Macy's. Together with our wholesale customers, our brands are sold in over 20,000 points of distribution in over 90 countries.

Prior to the pandemic, Carter's achieved 31 consecutive years of sales growth and achieved top quartile operating margins relative to our peer group. The global pandemic and surge in inflation in recent years have weighed on families with young children and their demand for our brands.

Our target consumers are women and men in their late twenties and early thirties, earlier in their careers, starting their lives together and raising young children. Surveys last year indicated that over two-thirds of adults in the United States were living paycheck to paycheck. It is fair to assume that a higher percentage of our target consumers have been particularly affected by the higher cost of living.

To strengthen Carter's through the challenging market conditions in recent years, we focused on margin preservation and cash flow driven by structural improvements in our business, which included:

- the reduction of low-margin product choices;
- closure of low-margin stores;
- improved inventory management;
- more effective promotions; and
- improved price realization.

Last year, we continued to see benefits from these structural improvements which enabled the following financial results for fiscal year 2023:

- $2.9 billion in consolidated sales;
- double-digit operating margins in each of our U.S. Retail, U.S. Wholesale, and International business segments;
- $323 million of operating income;

- 28% reduction in inventories;
- $529 million of operating cash flow; and
- $1.2 billion of liquidity at year end.

Carter's has a long track record of growth, profitability, and cash flow. Over the past 10 years, we generated over $3.5 billion in operating cash flow and returned over $2.5 billion of capital to shareholders through share repurchases and dividends. We believe our strong balance sheet and liquidity provide significant flexibility to manage through challenging market cycles and pursue new growth opportunities.

2024 STRATEGIC PRIORITIES

To return to growth this year, we will continue to focus on providing the very best style, value, and experience in young children's apparel.

We have negotiated lower product costs for 2024. We have invested some of that cost reduction to strengthen our product offerings and lower prices on certain essential core products to drive growth in unit volume and sales.

Given the improved trend in consumer sentiment, and stability in the children's apparel market and annual births, we are planning low single-digit growth in sales and mid-single-digit growth in earnings this year.

To achieve our growth objectives, we are focused on the following key strategies:

- strengthen our U.S. Retail business;
- improve marketing effectiveness to drive traffic;
- grow U.S. Wholesale sales through tailored strategies; and
- expand globally.

Driving each of these growth strategies is our focus on elevating the style and value of our product offerings.

Strengthen our U.S. Retail Business

Last year, our U.S. Retail business generated $1.5 billion in sales, which represented over 50% of our consolidated sales. We plan to return to growth in comparable U.S. Retail sales this year. We expect the growth will be driven by the strength of our product offerings, continued fleet optimization, including store openings, new store formats and remodels, and new marketing capabilities.

For the first time in four years, Carter's is not burdened by excess pack and hold inventory caused by the slowdown in consumer demand following the pandemic in 2020 and the surge in inflation in 2022. Given our progress working down that excess inventory last year, we believe we have a better mix of fresh product choices for consumers this year with on-trend colors, prints, silhouettes, and fabrications.

We believe our stores provide the very best presentation of our brands and are our primary source of new customer acquisition. We expect to see the benefits from our continued fleet optimization strategies this year. Over the past four years, we have focused on closing low-margin stores upon lease expiration and opening stores in higher-traffic centers.

In 2024, we plan to open 40 stores and close 30 stores. We also plan to increase our investment in store remodels which improves the shopping experience for consumers and our sales.

We tested new store models this past year. Given the results of those tests, certain store openings this year are planned to focus exclusively on our Baby and Toddler product offerings. These stores will enable us to curate our best product offerings for families shopping for a newborn to about a 4-year-old child.

We also tested a new format for our 150 side-by-side stores. These stores provide apparel and related accessories for a newborn to about a 10-year-old child.

In years past, our side-by-side stores had our *Carter's* brand on one side of the store and our *OshKosh* brand on the other side. Going forward, our side-by-side stores will be merchandised by age segment, with the best of our Baby and Toddler product offerings on one side of the store and the best of our product offerings for older children on the other side. We believe this new store model improves the convenience and shopping experience for families with young children and has improved the performance of these stores.

Approximately 70% of children's apparel is purchased in stores. Increasingly, our stores enable the same-day fulfillment of online purchases. Our stores also provide attractive returns on investment. Over the next five years, we plan to open approximately 200 stores, net of closures, in the United States.

Improve Marketing Effectiveness to Drive Traffic

In 2023, we invested in new capabilities and resources to improve traffic to our stores and websites. In 2024, we will have the first full year benefit of a new media agency. Among other things, this firm guides us on the highest and best use of marketing investments in social media, where increasingly parents exchange thoughts and recommendations on their favorite apparel brands.

Carter's leads the children's apparel market in social media engagement. We have the largest following on TikTok, Instagram, and Facebook for children's apparel. We have also engaged a new creative agency this year to help us better communicate the beauty, value, and quality of our brands.

We have one of the most highly-rated loyalty programs in the market. Over 90% of consumers shopping in our U.S. Retail business last year were in our loyalty program. This Spring, we plan to launch a redesigned and rebranded loyalty program. The new program will enable consumers to earn rewards quicker, which we believe will improve traffic and the frequency of visits.

This past year, we launched new marketing personalization capabilities which enable us to better analyze consumer shopping behaviors and tailor our brand marketing to each consumer based on the age and gender of the child. This is a good example of how we are using artificial intelligence capabilities to improve marketing effectiveness and better serve consumers.

Grow U.S. Wholesale Sales Through Tailored Strategies

In 2023, our U.S. Wholesale business generated $1.0 billion in sales, representing 34% of our consolidated sales. We continue to invest in new brand marketing for our exclusive product offerings sold at Target and Walmart. This new point-of-sale marketing has enabled Carter's to have the most prominent brand presence in two of the largest and most successful retailers of young children's apparel. Our exclusive brands represented over 50% of our U.S. Wholesale sales last year and are expected to be a good source of growth for us in the years ahead.

In 2024, we have tailored our product and marketing strategies to respond to the unique needs of our department store and club retail customers. We believe these customer-specific strategies, which include exclusive product configurations, may enable growth with certain customers this year.

Expand Globally

In 2023, our International business generated approximately $430 million in sales, or 15% of our consolidated sales. Our sales in Canada, Mexico, and Brazil, collectively, contributed about 85% of our International sales.

In the years ahead, we expect our International growth will be driven through our direct-to-consumer and omnichannel capabilities in Canada and Mexico, expansion through our wholesale partner in Brazil, and growth with other wholesale customers representing our brands in over 90 countries outside of North America through over 1,200 points of distribution and 100 websites.

MARKET LEADER

Carter's is the market leader in young children's apparel with unparalleled relationships with the largest retailers in North America. No other company in young children's apparel has broader distribution capabilities serving the needs of families with young children.

As demonstrated in recent years, Carter's has multiple levers that have enabled us to manage through historic periods of market turmoil and volatility. Inflation is moderating and real wages are rising. Gas and food prices are still elevated, but consumers have shown remarkable resilience adjusting to the inflationary environment. We believe we are well positioned to benefit from the continued market recovery in the years ahead.

I want to recognize and thank our over 16,000 employees worldwide who helped us achieve a strong finish to 2023. I am grateful for their continued support and their contribution to our plan to return to growth this year.

On behalf of our employees, Board of Directors, and Leadership Team, thank you for your investment in Carter's.

Sincerely,

Michael D. Casey
Chairman and Chief Executive Officer

carter's, inc.

Proxy Statement





April 4, 2024

Dear Shareholders,

It is my pleasure to invite you to attend our 2024 Annual Meeting of Shareholders on Thursday, May 16, 2024 at 1:00 P.M. Eastern Time (the “Annual Meeting”).

Our annual meeting will be held in a virtual format. The attached 2024 Notice of Annual Meeting of Shareholders and Proxy Statement describe the formal business to be conducted at the meeting.

Whether or not you plan to attend the Annual Meeting, your shares can be represented if you promptly submit your voting instructions over the internet, by telephone, by returning your proxy card in the enclosed envelope, or by following the instructions you have received from your broker or other nominee.

On behalf of our board of directors and leadership team, thank you for your investment in Carter’s.

Sincerely,

Michael D. Casey
Chairman of the Board, Chief Executive Officer
& President



2024 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

This Meeting Notice highlights information described in other parts of this 2024 Proxy Statement and does not contain all information you should consider in voting. Please read the entire 2024 Proxy Statement carefully before voting.

To our shareholders,

You are invited to attend our 2024 Annual Meeting to be held as follows in a virtual meeting format:



Time and Date

Thursday, May 16, 2024
1:00 p.m. Eastern Time



Access to Virtual Meeting

Register at www.proxydocs.com/CRI



Record Date

March 20, 2024

ITEMS OF BUSINESS

Item	Board's Recommendation	Voting Approval Standard	Effect of Absention	Effect of Broker Non-Vote
Election of 11 nominated directors	FOR	More votes "For" than "Against	No effect	No effect
Advisory approval of compensation of our named executive officers for 2023	FOR	More votes "For" than "Against"	No effect	No effect
Ratification of appointment of PricewaterhouseCoopers LLP as Carter's independent registered public accounting firm for fiscal 2024	FOR	Majority of votes properly cast at the meeting	No effect	Not applicable

In addition, at the Annual Meeting we will conduct any other business that may properly come before the meeting. See Question 18 of the "Questions and Answers About the 2024 Annual Meeting" beginning on page 61 for more information.

PROXY SOLICITATION

The Board solicits the enclosed proxy for the 2024 Annual Meeting and any adjournment or postponement of the 2024 Annual Meeting. Any proxy may be revoked at any time prior to its exercise at the 2024 Annual Meeting.

VOTING

You may vote if you held shares of Carter's common stock as of the record date (March 20, 2024). You are able to vote your shares by providing instructions to the proxy holders who will then vote in accordance with your instructions. We recommend that you read the 2024 Proxy Statement carefully and vote in accordance with the recommendations of the Board.

QUESTIONS AND ANSWERS ABOUT THE 2024 ANNUAL MEETING

We encourage you to review the section "Questions and Answers About the 2024 Annual Meeting" for answers to common questions about the virtual meeting, proxy materials, voting, and other topics.

By order of the Board of Directors,

Antonio D. Robinson

Secretary

Approximate Date of Mailing of Proxy Materials or Notice of Internet Availability:

April 4, 2024

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains certain forward-looking statements within the meaning of the federal securities laws relating to our future performance, including statements with respect to Carter's plans to distribute excess capital to investors, Carter's future outlook, financial results and sales growth, operational challenges, liquidity, strategy, financings, and investments. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Forward-looking statements can also be identified by words such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," and similar terms. These forward-looking statements are based upon our current expectations and assumptions and are subject to various risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements including, but not limited to, those discussed in the subsection entitled "Risk Factors" under Part I, Item 1A of Carter's Annual Report on Form 10-K and the following: risks related to public health crises, such as those experienced during the COVID-19 pandemic; changes in global economic and financial conditions, and the resulting impact on consumer confidence and consumer spending, as well as other changes in consumer discretionary spending habits; continued inflationary pressures with respect to labor and raw materials and global supply chain constraints that have, and could continue, to affect freight, transit, and other costs; risks related to geopolitical conflict, including ongoing geopolitical challenges between the United States and China, the ongoing hostilities in Ukraine, Israel, and the Red Sea region, acts of terrorism, mass casualty events, social unrest, civil disturbance or disobedience; risks related to a shutdown of the U.S. government; financial difficulties for one or more of our major customers; an overall decrease in consumer spending, including, but not limited to, decreases in birth rates; our products not being accepted in the marketplace and our failure to manage our inventory; increased competition in the market place; diminished value of our brands; the failure to protect our intellectual property; the failure to comply with applicable quality standards or regulations; unseasonable or extreme weather conditions; pending and threatened lawsuits; a breach of our information technology systems and the loss of personal data; increased margin pressures, including increased cost of materials and labor and our inability to successfully increase prices to offset these increased costs; our foreign sourcing arrangements; disruptions in our supply chain, including increased transportation and freight costs; the management and expansion of our business domestically and internationally; the acquisition and integration of other brands and businesses; changes in our tax obligations, including additional customs, duties or tariffs; fluctuations in foreign currency exchange rates; risks associated with corporate responsibility issues; our ability to achieve our forecasted financial results for the fiscal year; our continued ability to declare and pay a dividend and conduct share repurchases in future periods; our planned opening and closing of stores during the fiscal year. Actual results, events, and performance may differ significantly from the results discussed in the forward-looking statements. Readers of this Proxy Statement are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except for any ongoing obligations to disclose material information as required by federal securities laws, Carter's does not undertake any obligation to publicly update or revise any forward-looking statements after the filing of this Proxy Statement, whether as a result of new information, future events, or otherwise.

BOARD OF DIRECTORS, AND CORPORATE GOVERNANCE INFORMATION

Each of our directors stands for election annually and thereafter holds office for a one-year term. We are asking our shareholders to elect 11 proposed nominees set forth below at the Annual Meeting. The following table and charts show the committee assignments of each of our independent director nominees, information regarding the composition of Carter's Board of Directors (the "Board"), the definition of skills used for our Board skills matrix, the Board skills matrix, and a chart showing the skills and experience held by the Board.

Director	Audit	Compensation & Human Capital	Nominating & Corporate Governance
Rochester Anderson, Jr.		●	
Jeffrey H. Black	●		
Hali Borenstein			●
Luis Borgen	●	●	
Jevin S. Eagle		C	
Mark P. Hipp	●	●	
William J. Montgoris			C
Stacey S. Rauch	●		●
Gretchen W. Schar	C		
Stephanie P. Stahl		●	●

C = Chair ● = Member



Ethnicity
1
1
9
Black/African American
Latino
White/Caucasian
Gender
4
7
Female
Male
Age
4
7
>= 63
< 63


carter's

Independent Director Skills

The Board believes that the combination of backgrounds, skills, and experiences collectively possessed by the members of the Board makes the Board well-qualified to exercise oversight responsibilities on behalf of our shareholders in light of Carter's current and anticipated strategic plans. The following tables describe the key skills and definitions of those skills, a breakdown of the number of directors that hold each skill, and the self-identified skills for each independent member of our Board nominated for election at the 2024 Annual Meeting. We use the general Board membership criteria listed in our Corporate Governance Principles, along with the desired skills and qualifications listed in the following tables, to identify, screen, and recruit director candidates and make director nomination recommendations to the full Board.

Skill	Definitions
Senior Leadership	Experience in an executive officer role
Governance	Public company board experience, including more than three years on Carter's board
Retail Industry Experience	Executive officer level experience or service on the board of directors at a retail and/or consumer products company
Consumer Strategy	Executive officer level experience in marketing, brand management, consumer insights, and brand strategy, or service on the board of directors of a retail or consumer products company
Digital / Technology	Executive officer experience with technology, digital platforms and new media, data security, and data analytics, or service on the board of directors of a digital platforms, digital media, data security, or data analytics company
Financial Expertise	Expertise with financial reporting, accounting, risk management, and capital allocation. Qualifies as an audit committee financial expert
HR and Talent Management	Executive or board level experience in managing large workforce and/or experience with executive compensation, employee engagement, and CEO succession
ESG	Executive officer or board level experience with relevant environmental, social, and governance ("ESG") matters
International Expansion	Executive officer or board level experience in managing business operations and growth in global markets
Global Supply Chain	Executive officer or board level experience with a company with global supply chain operations

Director Skills	Mr. Anderson, Jr.	Mr. Black	Ms. Borenstein	Mr. Borgen	Mr. Casey	Mr. Eagle	Mr. Hipp	Mr. Montgoris	Ms. Rauch	Ms. Schar	Ms. Stahl
Senior Leadership	●	●	●	●	●	●	●	●	●	●	●
Governance		●	●	●	●	●	●	●	●	●	●
Retail Industry Experience	●		●	●	●	●		●	●	●	●
Consumer Strategy			●		●	●	●	●	●		●
Digital/Technology		●		●		●	●				●
Financial Expertise		●		●	●			●		●	●
HR and Talent Management	●	●	●	●	●	●	●	●	●	●	●
ESG	●	●	●		●	●		●	●		●
International Expansion	●	●	●	●	●	●	●		●	●	●
Global Supply Chain		●	●		●	●	●		●	●	

Senior Leadership 11/11

Governance 10/11

Retail Industry Experience 9/11

Consumer Strategy 7/11

Digital Technology 5/11

Financial Expertise 6/11

HR and Talent Management 11/11

ESG 8/11

International Expansion 10/11

Global Supply Chain 7/11

2024 Nominees for Director

After considering the recommendations of the Nominating & Corporate Governance Committee, the Board has set the number of directors at 11 and nominated all current directors to stand for re-election. The Board believes that each of these nominees is qualified to serve as a director of Carter's and, in addition to the skills listed in the table on page 3, certain key qualifications of each nominee that were considered by the Board follow each nominee's biographical description.

We believe that all nominees will be able and willing to serve if elected. However, if any nominee should become unable or unwilling to serve for any reason, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of directors.



ROCHESTER ANDERSON, JR.

Independent Director since 2022

Age: 62

Committee:

- Compensation & Human Capital

Rochester Anderson, Jr. has over 30 years of human resources and operational experience at various public and private corporations, including more than 15 years of experience leading human resource organizations and more than 15 years of operational experience with public and private corporations and non-profit organizations. Mr. Anderson is currently Chief Human Resources Officer, Emory Healthcare, which he joined in September 2022. Previously, from February 2020 to September 2022, Mr. Anderson served as Chief Human Resources Officer of AutoNation, Inc., a publicly-traded company and the nation's largest automobile dealer with over 21,000 associates, working in over 400 locations across 18 states.

Mr. Anderson previously served as Senior Vice President, People Solutions for the Financial Industry Regulatory Authority, from May 2019 to February 2020, and served from 2006 to 2018 in various human resource focused and operational roles at Cox Automotive Inc., including serving as Chief Human Resources Officer and Executive Vice President from 2014 to 2018. Mr. Anderson's experience focuses on human capital management, career development and training, operational management, and diversity and inclusion.

Director Qualifications:

✓ Significant human capital management, organizational improvement, compensation and benefits, and executive management experience
✓ Valuable insights into workforce dynamics, diversity, equity and inclusion, and executive development
✓ Substantial operational experience in retail and consumer-focused businesses



JEFFREY H. BLACK

Independent Director since 2022

Age: 69

Committee:

- Audit

Other Public Company Directorships:

- Otis Worldwide Corp. since 2020 (Chair, Audit Committee; Member, Nominations and Governance Committee)

Jeffrey H. Black served as Senior Partner and Vice Chairman of Deloitte LLP from 2002 to 2016 and as Partner-in-Charge of Arthur Andersen LLP's Metro New York audit practice from 1988 to 2002. Mr. Black has 40 years of experience leading teams serving those firms' largest and most complex global clients.

Director Qualifications:

✓ Significant accounting, financial reporting, and executive leadership experience, as well as valuable insights into risk and crisis management and oversight of publicly-traded, global businesses

✓ Valuable experience in cyber and information governance oversight and has earned a Computer Emergency Readiness Team ("CERT") Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University, as well as completion of a National Association of Corporate Directors master course in Cybersecurity



HALI BORENSTEIN

Independent Director since 2019

Age: 39

Committee:

- Nominating & Corporate Governance

Hali Borenstein is the Chief Executive Officer of Reformation LLC, a women's lifestyle brand focused on fashion and sustainability, a position she has held since June 2020. From December 2017 until June 2020, Ms. Borenstein was President of Reformation LLC, and from 2014 to 2017, Ms. Borenstein held various merchandising and design roles of increasing responsibility at Reformation LLC. Prior to joining Reformation LLC, Ms. Borenstein was a senior merchandiser at Gymboree Group, Inc., and began her career at Bain & Company.

Director Qualifications:

✓ Deep strategic and leadership experience in a consumer-focused retail apparel business

✓ Valuable perspective and insight in eCommerce, brand marketing, sustainability, and retail businesses

✓ Expansive expertise in apparel marketing and merchandising


carter's



LUIS BORGEN

Independent Director since 2021

Age: 54

Committees:

- Audit
- Compensation & Human Capital

Other Public Company Directorships:

- Eastern Bankshares, Inc., since 2016
- Synopsys, Inc., since 2022

Luis Borgen has over 25 years of finance and operational experience at various public and private equity-backed companies. He was the Chief Financial Officer of athenahealth, Inc., a healthcare technology company from 2019 to 2022. Prior to that, he was Chief Financial Officer for Vistaprint, an e-commerce company that produces marketing products for small businesses, from 2017 to 2019. Prior to that, he served from 2012 to 2017 as Chief Financial Officer for DAVIDsTEA Inc., a specialty tea retailer in the United States and Canada, and from 2010 to 2012 he served as Chief Financial Officer of DaVita Inc. (“DaVita”), a healthcare services provider. Prior to DaVita, Mr. Borgen spent 13 years at Staples, Inc. culminating in his role as Senior Vice President Finance and Chief Financial Officer for the U.S. Retail division. Mr. Borgen began his career as an officer in the U.S. Air Force.

Director Qualifications:

✓ Broad experience in finance, accounting, capital markets, investor relations, M&A and international expansion

✓ Meaningful experience in the oversight of executive compensation, risk management, and corporate governance

✓ Substantial operational experience in retail and consumer-focused businesses



MICHAEL D. CASEY

Chairman,
Chief Executive Officer & President

Chairman of the Board since 2009, Director since 2008

Age: 63

Michael D. Casey joined Carter’s in 1993 as Vice President of Finance. Mr. Casey was named Senior Vice President of Finance in 1997, Senior Vice President and Chief Financial Officer in 1998, Executive Vice President and Chief Financial Officer in 2003, and Chief Executive Officer in 2008. Prior to joining Carter’s, Mr. Casey worked for Price Waterhouse LLP, a predecessor firm to PricewaterhouseCoopers LLP (“PwC”), from 1982 to 1993.

Director Qualifications:

✓ Valuable perspective and insight with respect to our business, industry, challenges, and opportunities as a result of his years serving in a variety of senior executive positions at Carter’s

✓ Represents management’s perspectives on important matters to the Board

✓ Experience as a former director of The Fresh Market, Inc. and National Vision Holdings, Inc., which provided him with additional insight into public company corporate governance matters



JEVIN S. EAGLE

Independent Director since 2010

Age: 57

Committee:

- Compensation & Human Capital (Chair)

Jevin S. Eagle has served as Professor of the Practice, Strategy and Innovation, and Executive Director of Social Impact Initiatives for Boston University's Questrom School of Business since September 2022, and as Chief Executive Officer of Boston University Hillel since 2017. Mr. Eagle served as Chief Executive Officer and director of DAVIDsTEA Inc., a specialty tea retailer in the United States and Canada, from April 2012 to April 2014. Mr. Eagle previously held several senior leadership positions at Staples, Inc. from 2002 to 2012, including Executive Vice President, Merchandising and Marketing. Prior to joining Staples, Inc., Mr. Eagle worked for McKinsey & Company, Inc. from 1994 to 2001, ultimately serving as a partner in the firm's retail practice.

Director Qualifications:

- ✓ Broad experience in a number of areas as the former Chief Executive Officer and director of DAVIDsTEA Inc. and Executive Vice President, Merchandising and Marketing of Staples, Inc., including retail, management, merchandising, sourcing, strategic planning, and brand marketing
- ✓ Valuable experience with developing strategies and programs for teaching social impact business education, including matters relating to environmental, social, and governance ("ESG") through his role as Professor and Executive Director of Social Impact Initiatives for Boston University's Questrom School of Business
- ✓ Meaningful experience in business strategy and the retail industry provides our Board with critical insights



MARK P. HIPP

Independent Director since 2018

Age: 62

Committees:

- Audit
- Compensation & Human Capital

Mark P. Hipp has been the Chief Executive Officer of H2IDD, an advisory firm focused on public and private mergers and acquisitions since January 2013. From November 2013 until April 2017, Mr. Hipp was the operating partner at Sterling Partners, a private equity firm. Prior to that, he spent over 28 years at Hewlett Packard Enterprise Company, most recently as Vice President & General Manager, HP Software and Global Networking Business Management.

Director Qualifications:

- ✓ Valuable perspective and insight with respect to issues relating to information technology, including cybersecurity and eCommerce, as well as global supply chain and logistics
- ✓ Meaningful experience in strategic growth transactions including through investments, strategic relationships, and mergers and acquisitions


carter's



WILLIAM J. MONTGORIS

Lead Independent Director

Director Since 2007

Age: 77

Committee:

- Nominating & Corporate Governance (Chair)

Prior Public Company Directorships:

- Stage Stores, Inc. (2004 to 2020, serving as Chair of Board from 2010 to 2020)

William J. Montgoris retired as Chief Operating Officer of The Bear Stearns Companies, Inc. ("Bear Stearns") in 1999, a position he held since August 1993, after spending 20 years with the company. While at Bear Stearns, Mr. Montgoris also served as Chief Financial Officer from April 1987 until October 1996. Mr. Montgoris is a trustee of the Hackensack Meridian School of Medicine and a trustee emeritus of Colby College and St. John's University.

Director Qualifications:

- ✓ Valuable perspectives and insights with respect to finance and accounting after spending over 20 years in the investment banking industry. His financial expertise provides our Board a deep understanding of financial and audit-related matters
- ✓ Valuable insight with respect to the retail industry and the oversight of public companies



STACEY S. RAUCH

Independent Director since 2022

Age: 66

Committees:

- Audit
- Nominating & Corporate Governance

Other Public Company Directorships:

- Heidrick & Struggles International, Inc. since 2019

Prior Public Company Directorships:

- Ascena Retail Group (2017 to 2021)
- Land Securities Group PLC (2012 to 2021)
- Fiesta Restaurant Group, Inc. (2012 to 2023) (Chair from 2017 to 2023)

Stacey S. Rauch is a Senior Partner Emeritus of McKinsey & Company ("McKinsey"). Ms. Rauch was a leader in McKinsey's Retail and Consumer Goods Practices, served as Head of the North American Retail and Apparel Practice, and as Global Retail Practice Convener. A 24-year veteran of McKinsey, Ms. Rauch led engagements for a wide range of retailers, apparel wholesalers, and consumer goods manufacturers in the U.S. and internationally. Ms. Rauch was a co-founder of McKinsey's New Jersey office and was the first woman at McKinsey appointed as an industry practice leader. Since retiring from McKinsey, Ms Rauch has served as a member or chair of public, private and private trust company boards.

Director Qualifications:

✓ Strategic leadership expertise and deep experience in international business with a significant focus on the retail, apparel, and consumer goods industries

✓ Meaningful experience in the oversight of executive compensation, corporate governance, and financial reporting



GRETCHEN W. SCHAR

Independent Director since 2019

Age: 69

Committee:

- Audit (Chair)

Other Public Company Directorships:

- Cincinnati Financial Corp. since 2002

Gretchen W. Schar served as Executive Vice President and Chief Financial and Administrative Officer of Arbonne International LLC, a beauty and nutritional products company, from 2011 until 2018 and from 2008 until 2011 served as Executive Vice President and Chief Financial Officer of philosophy, inc., an international prestige beauty brand. Prior to that, Ms. Schar spent over 30 years at The Procter & Gamble Company in finance and general management and global operations roles of increasing responsibility.

Director Qualifications:

✓ Broad experience in finance, accounting, auditing and financial reporting, capital management, investor relations, and global operations

✓ Meaningful experience with strategic growth, including mergers and acquisitions

✓ Significant public company board oversight experience, including in financial and accounting controls, public company reporting, engagement with independent public accounting firms, corporate governance, and executive compensation



STEPHANIE P. STAHL

Independent Director since 2022

Age: 57

Committees:

- Compensation & Human Capital
- Nominating & Corporate Governance

Other Public Company Directorships:

- Dollar Tree, Inc., since 2018
- Newell Brands, Inc., since 2022

Prior Public Company Directorships:

- Knoll, Inc. (2013 to 2021)

Stephanie P. Stahl is a former Global Marketing & Strategy Officer of Coach, Inc., where she served from 2012-2015. She is the Founder of her investment and advisory company Studio Pegasus LLC, which she launched in 2015 to focus on supporting early-stage consumer ventures. Ms. Stahl previously held executive positions at several leading retail and consumer products companies and served as a Partner at The Boston Consulting Group until 2003.

Director Qualifications:

✓ Significant experience in the retail/consumer sector including experience developing, executing, and optimizing major change initiatives including fundamental business transformations, mergers and acquisitions, and post-merger integrations

✓ Deep experience in marketing, data analytics, digital strategy, sustainability, brand building, and strategy

✓ Meaningful experience in the oversight of corporate governance, investor engagement, and ESG

Board Leadership Structure

Carter's Corporate Governance Principles provide that the positions of Chairman and Chief Executive Officer may be combined if the non-management directors determine it is in the best interest of Carter's. In August 2009, the independent directors appointed Mr. Casey as Chairman. The Board believes it is appropriate to continue to combine the positions of Chairman and Chief Executive Officer. Mr. Casey has over 30 years of management, finance, and administrative leadership experience at Carter's. In addition, Mr. Casey has extensive knowledge of, and experience with, all other aspects of Carter's business, including with its employees, customers, vendors, and shareholders. Having Mr. Casey serve as both Chairman and Chief Executive Officer helps promote unified leadership and direction for both the Board and management.

In connection with Mr. Casey's appointment as Chairman, the independent directors also created the position of Lead Independent Director ("Lead Director"). This position was created to, among other things, ensure that the independent directors maintain proper oversight of management and Board processes. The responsibilities of the Lead Director include:

- presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;
- calling additional meetings of the independent directors;


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- facilitating discussion and open dialogue among the independent directors during Board meetings, executive sessions and outside of Board meetings;
- serving as principal liaison between the independent directors and the Chairman, without inhibiting direct communication between them;
- communicating to the Chairman and management, as appropriate, any decisions reached, and suggestions, views or concerns expressed, by independent directors in executive sessions or outside of Board meetings;
- providing the Chairman with feedback and counsel concerning the Chairman's interactions with the Board;
- working with the Chairman to develop and approve Board meeting agendas and meeting schedules;
- working with the Chairman on the appropriateness (including quality and quantity) and timeliness of information provided to the Board;
- authorizing the retention of advisors and consultants who report directly to the Board when appropriate;
- in consultation with the Nominating & Corporate Governance Committee, reviewing and reporting on the results of the Board performance self-evaluations;
- at least annually, meeting individually with independent directors to discuss Board and committee performance, effectiveness and composition; and
- if appropriate, and in coordination with management, being available for consultation and direct communication with major shareholders.

Mr. Montgoris was appointed to serve as Lead Director in May 2022.

Director Independence

The New York Stock Exchange ("NYSE") listing standards and Carter's Corporate Governance Principles require a majority of Carter's directors to be independent from Carter's and Carter's management. For a director to be considered independent, the Board must determine that the director has no direct or indirect material relationship with Carter's. The Board considers all relevant information provided by each director regarding any relationships each director may have with Carter's or management. As a result of this review, our Board has determined that all of our non-management directors (all directors other than Mr. Casey) are independent and meet the independence requirements under the listing standards of the NYSE, the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"), and Carter's Corporate Governance Principles.

Board and Committee Evaluations

The Board recognizes that a robust and constructive evaluation process is an essential component of good corporate governance and Board and committee effectiveness. Through this process, directors provide feedback and assess Board, committee and director performance, including areas where the Board believes it is functioning effectively and areas where the Board believes it can improve. The Board and the committees may, from time to time, engage outside third parties to help with this process.

In fiscal 2023, under the leadership of the Lead Director, the Nominating & Corporate Governance Committee oversaw the Board's annual evaluation process, which focused on the Board and each of the committees, as well as individual peer-to-peer assessments. These assessments were facilitated by a third party and included individual interviews with each director with feedback given to each director.

Retirement Policy

Our Corporate Governance Principles include a retirement policy providing that each independent director's retirement will be automatic at the annual meeting of shareholders following such director reaching the age of seventy five (75), and no person shall be eligible for nomination or election as an independent director after reaching the age of seventy five (75), subject to the following exceptions:

(a) Mr. Montgoris will retire at the annual meeting of shareholders following his seventy-eighth (78th) birthday (in 2025) to the extent he is still serving as a director at such time; and

(b) The Board may waive this policy with respect to an individual upon the recommendation of the Nominating & Corporate Governance Committee. A waiver may be granted on a case-by-case basis for any reasonable purpose including, but not limited to, the particular skills and experiences the director brings to the Board, the director's past performance and ability to continue to constructively contribute going forward, and the then-current composition of the Board. The affected director shall not participate in any vote regarding the waiver if he or she is an incumbent director.

The Board determined that the above exceptions were appropriate in order to promote continuity of experience on the Board in the short-term by allowing Mr. Montgoris to serve beyond his seventy-fifth (75th) birthday. More broadly, the Nominating & Corporate Governance Committee may use reasonable discretion to allow a director to serve past his or her seventy-fifth (75th) birthday in the future.

Board and Annual Meetings

Our Corporate Governance Principles require at least four regularly scheduled Board meetings each year, and each director is expected to attend each meeting. The Board held four regularly scheduled quarterly meetings during fiscal 2023; and held three additional special meetings to discuss business developments and progress with Carter's growth strategies.

In fiscal 2023, no director participated in less than 75% of the aggregate number of all the Board and applicable committee meetings that they were eligible to attend.

Although Carter's does not have a policy regarding director attendance at annual meetings of shareholders, all directors are encouraged to attend the Annual Meeting. All of the directors then standing for election attended Carter's virtual annual meeting of shareholders in fiscal 2023.

Executive Sessions

Executive sessions of independent directors are held at least four times a year. Any independent director can request that additional executive sessions be scheduled. The Lead Director presides at the executive sessions of independent directors.


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Board Committees

Our Board has the following standing committees: the Audit Committee, the Compensation & Human Capital Committee, and the Nominating & Corporate Governance Committee. The Board may also establish other committees to assist in the discharge of its responsibilities. All members of each committee are independent directors. Each committee operates under a written charter, a current copy of which is available on the Investor Relations section of our website at ir.carters.com, or in print by contacting Mr. Robinson at Carter's address: 3438 Peachtree Road NE, Suite 1800, Atlanta, Georgia 30326. In fulfilling the oversight and other responsibilities delegated by the Board, each Committee:

- provides the Board with regular reports of its activities;
- has the sole authority to retain or terminate its consultants and other advisors;
- receives appropriate funding to pay for necessary resources and administrative expenses; and
- annually evaluates its performance.



Audit Committee

The Board has determined that all members of the Audit Committee satisfy the applicable audit committee independence requirements of the NYSE and the SEC. The Board has also determined that all members of the Audit Committee are financially literate, as required under NYSE rules, and that Ms. Schar and Messrs. Black and Borgen qualify as "audit committee financial experts" as defined by applicable SEC rules.

Oversight and Other Responsibilities

- **Accounting and Financial Reporting.** Accounting and financial reporting process and review, including the integrity of our financial statements and internal controls.
- **Independent auditor.** Independent auditor engagement, qualifications, and independence.
- **Enterprise Risk Management.** Enterprise risk management programs and coordination of risk oversight with the Board and other committees.
- **Cybersecurity.** Oversight of our cybersecurity program and initiatives, as described in greater detail under the heading "Risk Oversight".
- **Internal Audit.** Internal audit's function, results, and assessment of our risk management process.
- **Compliance and Ethics.** Compliance and ethics programs, monitoring, investigations, and remediation efforts, including reports of potential misconduct.
- **Tax Matters.** Positions with respect to income and other tax obligations.
- **Policy Oversight.** Policies and procedures related to the committee's oversight areas (including auditor independence matters and related party transactions)
- **Committee Report.** "Report of the Audit Committee" in this proxy statement, describing the Audit Committee's duties and activities.

Committee Members

- Ms. Schar (Chair)
- Mr. Black
- Mr. Borgen
- Mr. Hipp
- Ms. Rauch

Number of Meetings During Fiscal 2023


8



Nominating & Corporate Governance Committee

The Board has determined that all members of the Nominating & Corporate Governance Committee satisfy the independence requirements of the NYSE.

Oversight and Other Responsibilities

- **Corporate Governance.** Corporate governance structure and practices, including development and approval of corporate governance principles and overseeing compliance with those principles.
- **Sustainability & ESG Matters.** Overall approach to sustainability and ESG matters (including strategy, monitoring, and external reporting), and philanthropy and community engagement.
- **Director Succession Planning.** Director succession planning reviews and identification, screening, and recruitment of individuals qualified to become Board members.
- **Board and Committee Composition and Leadership.** Recommendations, in consultation with the Lead Director, on composition of the Board and its committees, and selection of committee Chairs and Lead Director.
- **Political Contributions and Lobbying.** Reviewing policies related to political contributions and lobbying.
- **Board and Committee Evaluations and CEO Assessment.** Annual performance review of the Board and its Committees in consultation with the Lead Director, and coordination of survey of independent directors regarding CEO Assessment.

Committee Members

- Mr. Montgoris (Chair)
- Ms. Borenstein
- Ms. Rauch
- Ms. Stahl

Number of Meetings During Fiscal 2023

5


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Compensation & Human Capital Committee

The Board has determined that all members of the Compensation & Human Capital Committee satisfy the applicable compensation committee independence requirements of the NYSE and the SEC.

Oversight and Other Responsibilities

- **Executive Compensation Program.** Compensation strategy, evaluation of compensation plans, selection, and relative weightings to facilitate and align with Company's strategies.
- **CEO Compensation.** Goals, objectives, elements, and value for CEO compensation, in consultation with independent members of the Board.
- **Other Leadership Team Compensation.** Compensation elements and value for all other members of our leadership team.
- **Management Development and Succession Planning.** Senior management development, evaluation, and succession planning, including assisting the Board with CEO succession planning.
- **Say on Pay**: Review CD&A and say-on-pay proposal with management.
- **Board Compensation.** Compensation provided to independent members of the Board
- **Committee Report**. "Compensation & Human Capital Committee Report" in this proxy statement.
- **Human Capital Management.** Matters with respect to our workforce, including Diversity, Equity & Inclusion, culture and employee engagement, broad-based compensation and benefits, growth and development, and purpose and values.
- **Compensation Risk Management.** Compensation and human capital-related risks and risks related to our compensation programs.

Committee Members

- Mr. Eagle (Chair)
- Mr. Anderson
- Mr. Borgen
- Mr. Hipp
- Ms. Stahl

Number of Meetings During Fiscal 2023


9

Election Nomination Process

Governance Principles

Our process for election of directors is based on the following core principles:

- All directors are elected annually.
- “Majority Voting” standard for election of directors — each director in an uncontested election must receive more votes “For” his or her election than votes “Against” in order to be elected.
- A director nominee who is not re-elected under our majority voting standard must tender his or her resignation for consideration by the Board. The Nominating & Corporate Governance Committee is then required to make a recommendation to the Board as to whether it should accept or reject such resignation, and the Board must accept or reject the offer to resign and publicly disclose its decision within 90 days of the certification of the results of the election.

Board Membership Criteria and Identifying Candidates

Our Corporate Governance Principles outline the following criteria for Board membership:

- Our Nominating & Corporate Governance Committee shall include in each search candidates who reflect diverse backgrounds, including diversity of gender, race, and/or ethnicity.
- The Nominating & Corporate Governance Committee shall seek to have Board members with diverse backgrounds, experiences, and points of view.
- On an annual basis, the Nominating & Corporate Governance Committee shall review with the Board the appropriate skills and characteristics required of Board members in the context of the current composition of the Board and provide an assessment of the perceived needs of the Board at that point in time. The Nominating & Corporate Governance Committee’s review may include consideration of all relevant factors, including the experience, integrity, diversity, and reputation of potential candidates.

Members of our management team and, occasionally, a third-party search firm assist the Nominating & Corporate Governance Committee to identify candidates using the general Board membership criteria and current desired skills described in this proxy statement and Carter’s Corporate Governance Principles. In addition, the Nominating & Corporate Governance Committee considers candidates who are recommended by shareholders, other Board members, and our leadership team against those same general Board membership criteria and desired skills.

Any shareholder who wants to recommend a director candidate for the Nominating & Corporate Governance Committee to consider nominating for the 2025 Annual Meeting should submit a written request and related information to Mr. Robinson no later than December 31, 2024 in order to allow for sufficient time to consider the recommendation. Shareholders may also nominate director candidates directly if they comply with the procedures set forth in our amended and restated bylaws (“Bylaws”), which are described in more detail in Question 22 “How do I submit a proposal or nominate a director candidate for the 2025 Annual Meeting?” on page 65.

Shareholder Communication with Directors

A shareholder or other interested party may submit a written communication to the Board, the Lead Director, or other individual independent directors. The submission must be delivered to Mr. Robinson at Carter’s address: 3438 Peachtree Road NE, Suite 1800, Atlanta, Georgia 30326.

The Board, the Lead Director, or other independent directors may require the submitting shareholder to furnish such information as may be reasonably required or deemed necessary to sufficiently review and consider the submission of such shareholder.

Each submission will be forwarded, without editing or alteration, to the Board, the Lead Director, or individual independent directors, as appropriate, at, or prior to, the next scheduled meeting of the Board. The Board or the Lead Director, as appropriate, will determine, in their sole discretion, the method by which such submission will be reviewed and considered.


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Risk Oversight

Oversight of the various risks we face is integral to the Board's oversight of our business. The Board, each of our committees, and management have specific roles and responsibilities with respect to those risks. Carter's management is responsible for identifying, assessing, managing, and mitigating Carter's strategic, financial, operational, and compliance risks. The chart below provides an overview of the Board's and its committees' risk oversight responsibilities.

Board of Directors

- Oversees enterprise risk management and management's overall enterprise risk management efforts
- Exercises direct oversight of strategic risks of Carter's and other risks not delegated to a committee

Audit Committee

Oversees:

- Processes, procedures, and capabilities of enterprise risk management program
- Risks related to financial statements, financial reporting, and internal controls
- IT and cybersecurity risks
- Carter's compliance program, including processes and procedures and compliance with legal and regulatory requirements
- Related party transaction policy compliance

Compensation & Human Capital Committee

Oversees:

- Risks from compensation policies and practices for both executive compensation and compensation generally, as well as other human capital-related risks
- Compliance with legal and regulatory requirements related to compensation
- Management development and succession

Nominating & Corporate Governance Committee

Oversees:

- Overall compliance with legal and regulatory requirements specifically related to corporate governance matters
- ESG efforts, overall ESG strategy, goals and targets disclosed in annual CSR report, and investments related to ESG initiatives
- Community outreach efforts and lobbying and other political activities

The Board and its committees receive updates from senior management on relevant risks and management efforts in these areas at Board and committee meetings at least annually and more frequently, as appropriate.

Cybersecurity Oversight

The Audit Committee oversees risks from cybersecurity threats, including through quarterly reports to the Audit Committee by Carter's Chief Information Security Officer ("CISO") and Chief Information Officer ("CIO") and, as needed, special reports to the Audit Committee and/or the Chairperson of the Audit Committee. The Audit Committee includes members with technology and cybersecurity experience and certifications, including a Committee member with over 28 years of experience working for Hewlett Packard Enterprise Company and a Committee member with a Computer Emergency Readiness Team ("CERT") Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University and completion of the National Association of Corporate Directors Master Course in Cybersecurity.

Management plays an integral role in assessing and managing Carter's material risk from cybersecurity risks. The assessment and management of those risks is led by Carter's CISO, who has over 20 years of experience working in information technology, including over 10 years specifically focused on information security, infrastructure, and strategy. Carter's CIO has over 25 years of experience in Retail, Consumer Products, Merchandising, Supply Chain and IT, of which 15 years have been in leadership roles. The CISO team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, processes and operations. The CISO and CIO lead quarterly meetings of Carter's Security Executive Steering Committee (the "Steering Committee"), which is composed of Carter's Chief Financial Officer, General Counsel, and CIO. The Steering Committee drives awareness, ownership and alignment across broad governance and risk stakeholder groups for effective cybersecurity risk management and reporting.

Carter's management maintains and implements a written Incident Response Plan, which is reviewed and updated on an annual basis and includes an Incident Response Plan Executive Committee consisting of Carter's CIO, CISO, and General Counsel. In addition, members of the CISO's and CIO's teams monitor Carter's systems and processes and promptly report incidents as required under the Incident Response Plan, including, but not limited to, reporting to the appropriate members of management and, as needed, the Audit Committee. We have been subject to cybersecurity incidents in the past, including within the last three years, and expect them to continue as cybersecurity threats evolve in sophistication. Although the aggregate impact of cybersecurity incidents has not been material to date, we cannot provide any assurances that such events will not occur and impacts therefrom will not be material in the future.

The Incident Response Plan has been developed to align with the four phases for the security handling lifecycle set forth in the National Institute for Standards and Technology Special Publication 800-61: (1) Preparation, (2) Detection & Analysis, (3) Containment Eradication & Recovery, and (4) Post-Incident Activity.

ESG Oversight

We believe a strong management team and governance are essential to demonstrating accountability and driving our desired results when it comes to important ESG matters, including human rights and responsible sourcing, product quality and safety, supply chain resilience, raw materials sourcing, ethical conduct and consumer behavior. The following is a high-level overview of oversight for ESG matters at our company.


Board of Directors
Nominating and Corporate Governance Committee
Oversees the Company's ESG initiatives through quarterly reviews of climate plans and other key issues
Chairman and CEO
Reviews and approves ESG goals, plans, and progress
SVP, General Counsel, Secretary, CSR, and Chief Compliance Officer
Leads ESG, D&I, and compliance initiatives
ESG Council
Formulates and oversees ESG goal-setting and key initiatives through cross-functional collaboration
Compliance Committee
Enables Carter's to operate ethically and in accordance with applicable laws, rules, and regulations
D&I Steering Committee
Provides business insights and initiatives that support our D&I strategy
ESG & CSR Function
Manages and implements ESG strategies and programs

More information about our ESG efforts, including our latest sustainability report, can be found at esg.carters.com (the contents of which are not incorporated by reference into this proxy statement).

Compensation Program Risk Assessment

As part of its oversight role, the Compensation & Human Capital Committee considers the impact of our compensation program, policies and practices (both at the executive and below-executive levels) on Carter's overall risk profile. Specifically, the Compensation & Human Capital Committee, with assistance from our CEO, General Counsel, and Senior Vice President, Human Resources & Talent Development, reviews Carter's compensation policies and practices, discusses and reviews whether the incentive compensation arrangements promote appropriate approaches to the taking and management of risk, and, specifically, do not encourage


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executive officers to take unnecessary and excessive risks. We believe that our pay program provides an effective balance in cash and equity and a mix of short-and longer-term performance periods, and also requires the Compensation & Human Capital Committee to approve payouts. Based on the Compensation & Human Capital Committee's most recent review, the Compensation & Human Capital Committee determined that the risks arising from Carter's compensation policies and practices are not reasonably likely to have a material adverse effect on Carter's.

Corporate Governance Principles and Code of Ethics

Carter's is committed to conducting its business with the highest level of integrity and maintaining the highest standards of corporate governance. Our Corporate Governance Principles and Code of Ethics provide the structure within which our Board and management operate Carter's. Our Code of Ethics, updated in 2023, applies to all directors and Carter's employees. Our Corporate Governance Principles and Code of Ethics are available in the Investor Relations section of our website at ir.carters.com or in print by contacting Mr. Robinson at Carter's address set forth in the 2024 Notice of Annual Meeting.

PROPOSAL NUMBER ONE — ELECTION OF DIRECTORS

The Board proposes that the following 11 director nominees be elected to the Board to serve until the next annual meeting in 2025, or until his or her earlier resignation, death, or removal. Each nominee is listed below, along with their age as of the date of the Annual Meeting. For more information about each of the director nominees, including individual biographies. Please see “Board of Directors and Corporate Governance Information—Board of Directors.”

Name	Age
Rochester Anderson, Jr.	62
Jeffrey H. Black	69
Hali Borenstein	39
Luis Borgen	54
Michael D. Casey	63
Jevin S. Eagle	57
Mark P. Hipp	62
William J. Montgoris	77
Stacey S. Rauch	66
Gretchen W. Schar	69
Stephanie P. Stahl	57

The Board recommends a vote FOR
the election of each of the director nominees listed above.

Vote Required

Pursuant to our Bylaws and our Corporate Governance Principles, the number of votes properly cast “for” a director nominee must exceed the aggregate number of votes cast “against” that nominee for that nominee to be elected. Abstentions and broker non-votes will be counted towards a quorum. Abstentions and broker non-votes will not have any impact on the outcome of this vote.

Any nominee who is an existing director who does not receive a majority of votes cast “for” their election is required to tender his or her resignation for consideration by the Board. The Nominating and Corporate Governance Committee is then required to make a recommendation to the Board as to whether it should accept or reject such resignation. The Board, taking into account such recommendation, will decide whether to accept such resignation. The Board’s decision will be publicly disclosed within ninety (90) days after the results of the election are certified. A director whose resignation is under consideration shall abstain from participating in any recommendation or decision regarding his or her resignation. If the resignation is not accepted, the director will continue to serve until the next annual meeting of shareholders and until such director’s successor is elected and qualified.


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COMPENSATION OF DIRECTORS

When they are initially appointed to the Board, each of our independent directors receives a one-time restricted stock grant, equal to the value of the annual retainer, that cliff vests after three years. Thereafter, each of our non-management directors receives an annual cash retainer and an annual stock award, and each of our committee chairpersons and our Lead Director receives an additional annual retainer. Non-management directors also receive fees for each meeting they attend.

For fiscal 2023, each director's annual retainer was comprised of an $85,000 cash payment and an immediately vested grant of our common stock valued at approximately $155,000. In addition to the annual retainer:

- our Lead Director received a $40,000 cash retainer;
- the chairperson of our Audit Committee received a $30,000 cash retainer and the chairpersons of our Compensation & Human Capital and Nominating & Corporate Governance Committees each received $25,000 cash retainers; and
- each director received meeting fees of $2,500 for each regularly scheduled Board meeting, and $1,000 for each special meeting of the Board and regularly scheduled or special meeting of the standing Board committees.

We also reimburse directors for travel expenses incurred in connection with attending Board and committee meetings and for other expenses incurred while conducting Company business.

Mr. Casey receives no additional compensation for serving on the Board.

The following table provides information concerning the compensation of our non-management directors serving during fiscal 2023.

FISCAL 2023 DIRECTOR COMPENSATION TABLE[(a)]

Name	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Total ($)
Rochester Anderson, Jr.	$107,000	$155,049	$262,049
Jeffrey H. Black	$106,000	$155,049	$261,049
Hali Borenstein	$103,000	$155,049	$258,049
Luis Borgen	$115,000	$155,049	$270,049
A. Bruce Cleverly (d)	$ 6,500	$ —	$ 6,500
Jevin S. Eagle	$132,000	$155,049	$287,049
Mark P. Hipp	$114,000	$155,049	$269,049
William J. Montgoris	$168,000	$155,049	$323,049
Stacey S. Rauch	$111,000	$155,049	$266,049
Gretchen W. Schar	$136,000	$155,049	$291,049
Stephanie P. Stahl	$112,000	$155,049	$267,049

(a) As a NEO and management director, Mr. Casey's compensation information is omitted from this table and presented in the Summary Compensation Table on page 41.
(b) This column reports the amount of cash compensation earned in fiscal 2023 through annual cash retainers and meeting fees.
(c) On May 18, 2023, we issued 2,385 fully vested shares of common stock to each non-management director who was a member of the Board on that date with a grant date fair value of $65.01 per share, computed in accordance with FASB ASC Topic 718.
(d) Mr. Cleverly retired from the Board and did not stand for election at the 2023 annual meeting.

For complete beneficial ownership information of our common stock for each director, see the information presented below the heading "Securities Ownership of Beneficial Owners, Directors, and Executive Officers" on page 55.

Directors may opt to defer cash retainer payments and stock grants in the form of deferred stock units until the fifth anniversary of the grant date or until the director leaves the Board. No directors deferred their cash retainer and/or stock grants for fiscal 2023.

Under Carter's minimum ownership guidelines, no director may sell Carter's stock unless he or she owns shares of Carter's stock with a total market value in excess of five times his or her annual cash retainer, or $425,000, by the end of his or her sixth year of service on the Board. Each of our directors complied with these ownership guidelines in fiscal 2023.

There are no family relationships among any of the directors or our executive officers and none of our non-management directors performed any services for Carter's other than services as directors.


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EXECUTIVE OFFICERS' BIOGRAPHICAL INFORMATION AND EXPERIENCE



MICHAEL D. CASEY

Chairman,
Chief Executive Officer & President

Age: 63

Michael D. Casey joined Carter's in 1993 as Vice President of Finance. Mr. Casey was named Senior Vice President of Finance in 1997, Senior Vice President and Chief Financial Officer in 1998, Executive Vice President and Chief Financial Officer in 2003, Chief Executive Officer in 2008, and re-assumed the President position in March 2024. Mr. Casey became a director in 2008 and was named Chairman of the Board of Directors in 2009. Prior to joining Carter's, Mr. Casey worked for Price Waterhouse LLP, a predecessor firm to PricewaterhouseCoopers LLP, from 1982 to 1993.



KENDRA D. KRUGMAN

Senior Executive Vice President,
Chief Creative & Growth Officer

Age: 46

Kendra D. Krugman joined Carter's in 2007 as Manager, Merchandising. Ms. Krugman was named Director, Merchandising in 2008, Vice President Sales and Merchandising, Mass Channel in 2012, Senior Vice President Carter's Brands and Licensing in 2016, Executive Vice President, Merchandising & Design in July 2018, Executive Vice President, Retail and Chief Merchandising Officer in March 2023, and Senior Executive Vice President, Chief Creative & Growth Officer in March 2024. Prior to joining Carter's, Ms. Krugman held positions at The Gap, Inc. and French Connection Group.



RICHARD F. WESTENBERGER

Senior Executive Vice President,
Chief Financial Officer &
Chief Operating Officer

Age: 55

Richard F. Westenberger joined Carter's in 2009 as Executive Vice President & Chief Financial Officer, and was appointed Senior Executive Vice President, Chief Financial Officer & Chief Operating Officer in March 2024. Mr. Westenberger's responsibilities include management of Carter's finance, enterprise risk management, supply chain, real estate, and information technology functions. Prior to joining Carter's, Mr. Westenberger served as Vice President of Corporate Finance and Treasurer of Hewitt Associates, Inc. from 2006 to 2008. From 1996 to 2006, Mr. Westenberger held various senior financial management positions at Sears Holdings Corporation and its predecessor organization, Sears, Roebuck and Co., including Senior Vice President & Chief Financial Officer of Lands' End, Inc., Vice President of Corporate Planning & Analysis, and Vice President of Investor Relations. Prior to Sears, Mr. Westenberger was with Kraft Foods, Inc. He began his career at Price Waterhouse LLP, a predecessor firm to PricewaterhouseCoopers LLP, and is a certified public accountant.



JULIE A. D'EMILIO

Executive Vice President, Global Sales

Age: 57

Julie A. D'Emilio joined Carter's in 2006 as Vice President of Sales. Ms. D'Emilio was named Senior Vice President of Sales in 2013, and then Executive Vice President, Sales in 2016. In 2020, Ms. D'Emilio was appointed Executive Vice President, Global Sales. Prior to joining Carter's, Ms. D'Emilio was with Calvin Klein Jeans, a division of The Warnaco Group, Inc., in various management positions, including Executive Vice President of Juniors' and Girls, and Vice President of the Women's Division. Ms. D'Emilio began her career with Liz Claiborne Inc. and also worked for London Fog Industries, Inc. and Jones Apparel Group, a predecessor of The Jones Group, Inc.



JEFFREY M. JENKINS

Executive Vice President, Global Marketing

Age: 46

Jeffrey M. Jenkins joined Carter's in 2019 as Executive Vice President, Global Marketing. From July 2017 to July 2019, Mr. Jenkins was with CKE Restaurants Holdings, Inc., the parent company of the Carl's Jr. and Hardee's fast food restaurant brands, serving most recently as Global Chief Digital Officer and previously as Chief Marketing Officer. From June 2015 to July 2017, Mr. Jenkins was with Whole Foods Market, Inc. as Vice President, Digital Marketing & Channel Activation and Vice President, Digital Strategy & Marketing. From 2008 to June 2015, Mr. Jenkins was with Yum! Brands, Inc. in marketing roles of increasing responsibility.



BENJAMIN L. PIVAR

Senior Vice President & Chief Information Officer

Age: 57

Benjamin L. Pivar joined Carter's in 2015 as Vice President Information Technology (IT) Supply Chain. Mr. Pivar was named Vice President Retail IT in 2017, Vice President & Chief Information Officer in 2018, and Senior Vice President & Chief Information Officer in 2019. Prior to joining Carter's, Mr. Pivar spent 12 years at Capgemini, most recently as Senior Vice President, North America Retail Lead.



ANTONIO D. ROBINSON

*Senior Vice President,
General Counsel, Secretary,
Corporate Social Responsibility &
Chief Compliance Officer*

Age: 52

Antonio D. Robinson joined Carter's in 2010 as Vice President, Associate General Counsel. Mr. Robinson was named Vice President, Deputy General Counsel & Chief Compliance Officer in 2019; Senior Vice President, Corporate Social Responsibility in 2020; and Senior Vice President, General Counsel, Secretary, Corporate Social Responsibility & Chief Compliance Officer in 2023. Prior to joining Carter's, Mr. Robinson was a shareholder and attorney in private practice in the Atlanta office of Littler Mendelson P.C.



KAREN G. SMITH

*Executive Vice President,
Supply Chain*

Age: 57

Karen G. Smith joined Carter's in 2022 as Executive Vice President, Supply Chain. From 2019 to 2022, Ms. Smith was with Kontoor Brands, inc. ("Kontoor"), serving most recently as Executive Vice President of Supply Chain and previously as Vice President of Global Supply Chain Operations, a role she assumed after Kontoor's 2019 spinoff from V.F. Corporation. From 2014 to 2019, she was with V.F. Corporation in various management positions, including Vice President, Supply Chain Operations, Americas East. Prior to V.F. Corporation, Ms. Smith worked for Jockey International in supply chain leadership roles of increasing responsibility.



JILL A. WILSON

*Senior Vice President,
Human Resources &
Talent Development*

Age: 57

Jill A. Wilson joined Carter's in 2009 as Vice President of Human Resources. In 2010, Ms. Wilson was promoted to Senior Vice President, Human Resources & Talent Development. Ms. Wilson joined Carter's after more than 20 years with The May Company and Macy's, Inc. While at Macy's, Ms. Wilson held various human resource positions of increasing responsibility, including Group Vice President of Human Resources. Ms. Wilson has extensive experience in a broad range of human resource disciplines including global talent management, organizational development, learning and development, compensation, benefits, talent acquisition, and merger integration.

COMPENSATION DISCUSSION AND ANALYSIS

OVERVIEW

This Compensation Discussion and Analysis, or CD&A, is intended to provide information regarding Carter's executive compensation program and practices. This CD&A covers a variety of topics, including Carter's compensation philosophy regarding executive compensation, the role of our Compensation and Human Capital Committee (also referred to in this CD&A as the Committee), in setting the compensation of our executive officers, including our Named Executive Officers ("NEOs"), and our executive compensation decisions for fiscal 2023.

Our NEOs (with their titles as of the filing of this proxy statement) for fiscal 2023 were:

Michael D. Casey *Chairman, Chief Executive Officer & President*	**Richard F. Westenberger** *Senior Executive Vice President, Chief Financial Officer & Chief Operating Officer*	**Brian J. Lynch** *Former President & Chief Operating Officer*	**Kendra D. Krugman** *Senior Executive Vice President, Chief Creative & Growth Officer*	**Julie A. D'Emilio** *Executive Vice President, Global Sales*

As previously announced, Mr. Lynch retired from Carter's on March 1, 2024. In connection with Mr. Lynch's retirement, Ms. Krugman was promoted to Senior Executive Vice President, Chief Creative & Growth Officer, and Mr. Westenberger was promoted to Senior Executive Vice President, Chief Financial Officer & Chief Operating Officer. The Company and Mr. Lynch entered into a consulting agreement, effective March 1, 2024, that is described in the section titled "Retirement of NEO and Consulting Agreement."

OVERVIEW OF EXECUTIVE COMPENSATION DECISIONS FOR FISCAL 2023

This CD&A presents information regarding the Committee's consideration of Carter's performance in 2023 and related compensation decisions.

On an annual basis, the Committee approves Carter's compensation programs in February and final target metrics in March, based on forecasted financial results for the fiscal year. The Committee made its decisions in light of then current, and expected, industry, macroeconomic, and geopolitical trends, including high levels of inflation, consumer uncertainty about the overall economy, and elevated interest rates.

The Committee considered various factors in determining the structure of Carter's compensation programs for 2023, including the effects of high levels of inflation and elevated interest rates on our target consumers, and various initiatives planned by Carter's to meaningfully reduce inventory levels and improve product sell-throughs, price realization, and gross profit margin. During the course of 2023, Carter's also benefited from improved on-time shipping performance and negotiating lower ocean freight rates and product costs.

In light of continued consumer trends and shifting customer demographics, management recommended, and the Committee approved, a 2023 annual cash incentive compensation structure that included a strategic objectives component (weighted at 25%) that includes CSR-related objectives. More information on Carter's 2023 annual cash incentive compensation structure can be found in this CD&A, under the heading "2023 Annual Cash Incentive Compensation".

2023 CARTER'S PERFORMANCE HIGHLIGHTS

Unless otherwise stated, comparisons are to fiscal 2022. In addition to the results presented in this Proxy Statement in accordance with GAAP, we have provided adjusted, non-GAAP financial measurements. We believe these adjustments provide a meaningful comparison of the Company's results and afford investors a view of what management considers to be the Company's underlying performance. These measures are presented for informational purposes only. See the Appendix to this Proxy Statement for additional disclosures and reconciliations regarding these non-GAAP financial measures.

- Consolidated net sales decreased $267.1 million, or 8.3%, to $2.95 billion, due to macroeconomic factors, including inflationary pressures on families with young children, increased interest rates, increased consumer debt levels, decreased savings rates, and fear of recession, which, collectively lowered consumer demand in 2023.



- Gross margin increased 160 bps to 47.4%, due to decreased inventory provisions, decreased ocean freight rates, and improved price realization.
- Selling, general, and administrative expenses decreased $16.1 million, or 1.4%, to $1.09 billion, due to decreased eCommerce expenses on decreased sales, decreased transportation costs, and decreased marketing expenses. In addition, selling, general, and administrative expenses as a percentage of consolidated net sales increased 250 bps to 37.1%, due to fixed cost deleverage on decreased sales, increased performance-based compensation expense, and increased consulting costs.
- Consolidated operating income decreased $55.8 million, or 14.7%, to $323.4 million, and adjusted operating income, a non-GAAP financial measure, decreased $60.4 million, or 15.5%, to $327.8 million. The decrease in consolidated operating income is due to the factors discussed above, partially offset by the nonrecurrence of a $9.0 million non-cash pre-tax impairment charge related to the *Skip Hop* tradename in fiscal 2022.
- Diluted net income per common share decreased $0.10, or 1.6%, to $6.24, and adjusted diluted net income per common share decreased $0.71, or 10.3%, to $6.19.
- Inventories decreased $207.4 million, or 27.9%, to $537.1 million, primarily due to decreased “pack and hold” inventory, improved days of supply, and lower product costs.
- As a result of our strong financial position and liquidity, we returned $212.0 million of excess capital to our shareholders, comprised of $100.0 million in share repurchases and $112.0 million in cash dividends.

Executive Compensation Highlights for Fiscal 2023

The Committee believes that our executive compensation program is appropriately designed to attract and retain superior executive talent and drive performance. As described more fully in this CD&A, the Committee took the following actions, among others, with respect to fiscal 2023 compensation for our NEOs:

- reviewed the peer group to be used by the Committee as a source of comparative compensation data for fiscal 2023, and determined that the existing group remained appropriate with no necessary adjustments;
- benchmarked compensation for all executive officers, including the NEOs, using a combination of proxy disclosures by Carter’s peer group and retail industry survey data;
- structured annual incentive compensation for 2023 to consist of four performance metrics, weighted equally at 25%: (1) net sales; (2) operating income (with attainment to be measured based on adjusted results reported to financial markets); (3) operating cash flow; and (4) strategic objectives (consisting of the following: (a) accelerate growth of Little Planet sales; (b) advance marketing personalization capabilities; (c) test new store experiences; and (d) demonstrate progress with multi-cultural customer acquisition);
- approved new equity awards consisting of 50% time-based restricted stock vesting annually over four years and 50% performance-based restricted stock. The 2023 performance-based restricted stock has the following features:
    - two performance metrics, net sales and adjusted earnings per share, as reported to financial markets; and
    - a three year performance period (fiscal years 2023, 2024, and 2025).
    - The Committee set target net sales and adjusted earnings per share for 2023, as well as the target growth percentages for 2024 and 2025 that are based on actual net sales and adjusted earnings per share for 2023 and 2024, respectively.
    - In the first quarter of 2026, the Committee will determine the number of shares, if any, of performance-based stock that are earned under the 2023 performance-based restricted stock awards.

Compensation Governance

The Committee and the Board have established executive compensation-related policies and procedures, including those discussed below, that they believe are appropriate for Carter’s and its shareholders in light of the industries in which Carter’s operates, its business model, and its financial and operational performance.

What We Do:	What We Do Not Do
✓ **Align Pay with Carter's Performance:** A significant portion of our NEOs' total direct compensation is linked to Carter's performance in the form of annual incentive compensation and long-term equity compensation tied to performance criteria. We award a 50%/50% mix of time-based and performance-based restricted stock as described more fully in the CD&A.	✗ **No Guaranteed Annual Salary Increases or Guaranteed Bonuses**
✓ **Retain an Independent Compensation Consultant:** The Committee retains an independent consultant to advise it on executive and director compensation matters and to help analyze comparative compensation data to confirm that the design and pay levels of our compensation program are consistent with market practices.	✗ **No Re-Pricing of Stock Options**
✓ **Utilize Stock Ownership Guidelines:** We have minimum stock ownership guidelines for our executive officers to encourage them to maintain a meaningful equity interest in Carter's in order to align their interests with those of our shareholders.	✗ **No Hedging, Pledging, or Short Sales of Company Stock**
✓ **Utilize Equity Retention Guidelines:** Our equity retention policy for executive officers requires holding periods for time-based restricted stock and time-based stock option grants.	✗ **No Special Perquisites Provided to Our NEOs**
✓ **Have Double-Trigger Cash Severance Arrangements in the Event of a Change of Control:** Our severance agreements with our NEOs provide for cash severance benefits to be paid if there is a qualifying termination in connection with a change of control.	✗ **No Equity Grants Below 100% Fair Market Value**
✓ **Effective With Grants in 2024 and Beyond, Our Equity Incentive Arrangements Include Double-Trigger Provisions and Mandatory Clawback Provisions:** As disclosed further in this CD&A, effective February 15, 2024, Carter's amended its Equity Incentive Plan to include double-trigger change of control provisions, as well as mandatory clawback provisions consistent with the requirements of Rule 10D-1 under the Exchange Act, related NYSE listing standards, and our Clawback policy.	✗ **No Annual Equity Grants During Closed Insider Trading Windows**

Compensation Structure and Determination

Our compensation philosophy is to set our NEOs' total direct compensation at levels that will attract, motivate, and retain superior executive talent in a highly competitive environment. Carter's compensation program for our NEOs is designed to support these objectives and encourage strong financial performance on an annual and long-term basis by linking a significant portion of our NEOs' total direct compensation to Company performance in the form of annual cash incentive compensation and long-term performance stock awards.

The principal components of the compensation structure for our NEOs are:

- base salary;
- annual cash incentive compensation; and
- long-term equity incentive compensation.

Together, we refer to these three components as "total direct compensation."



General

In setting a total direct compensation target for each NEO, the Committee considers both objective and subjective factors set forth below. The Committee also reviews total direct compensation, and its individual components, at the 25th, 50th, and 75th percentile levels paid to executives in similar positions at the companies in our peer group and, as needed, a broader retail survey, in order to assess where the compensation it sets falls relative to market practices.

These levels are selected because the Committee reviews this peer data as a reference point in determining whether the total compensation opportunity is likely to provide sufficient motivation and retention as well as whether it properly reflects the NEO's role and scope of responsibilities.

In setting compensation of Carter's NEOs, the Committee considered multiple objective and subjective factors, including:

- the nature and scope of each executive officer's responsibilities;
- comparative compensation data for executive officers in similar positions at companies in our peer group and, as needed, a broader retail survey;
- each executive officer's experience, performance, and contribution to Carter's;
- Carter's performance;
- prior equity awards and potential future earnings from equity awards;
- retention needs; and
- any other factors the Committee deems relevant.

Base Salary

When setting base salaries for our NEOs, the Committee considers the objective and subjective factors set forth above and also reviews base salaries at the 25th, 50th, and 75th percentile levels paid to executives in similar positions at the companies in our peer group and a broader retail survey, as appropriate.

Annual Cash Incentive Compensation

Carter's makes annual cash incentive compensation (through our Incentive Compensation Plan) a significant component of our NEOs' targeted total direct compensation in order to motivate our executive officers to achieve Carter's annual operating plans. For each NEO, the Committee approves target annual cash incentive compensation as a percentage of such NEO's base salary. In establishing these annual cash incentive compensation targets, the Committee considers our NEOs' potential total direct compensation in light of Carter's compensation philosophy and comparative compensation data.

The Committee has the discretion to reduce or not to award annual cash incentive compensation, even if Carter's achieves its financial performance targets, and to take into account personal performance in determining the percentage of each NEO's annual cash incentive compensation to be paid, if any. Furthermore, the Board has adopted a clawback policy, consistent with the requirements of Rule 10D-1 under the Exchange Act and the related NYSE listing standards (referred to in this proxy statement as the "clawback policy") that requires an executive officer (as defined in the clawback policy) to repay or return erroneously awarded compensation in the event of an accounting restatement of previously-reported financial results.

Long-term Equity Incentive Compensation

Our Equity Incentive Plan allows for various types of equity awards, including stock options, restricted stock (both time and performance-based), restricted stock units, stock appreciation rights, and deferred stock. Awards under

our Equity Incentive Plan are granted to recruit, motivate, and retain employees and in connection with promotions or increased responsibility. Historically, the Committee has awarded a combination of time and performance-based restricted stock and time-based restricted stock units, although it may choose to use other forms of equity awards in the future.

All awards under our Equity Incentive Plan must be approved by the Committee. The Committee determines the type, timing, and amount of equity awards granted to each of our NEOs after considering their previous equity awards, base salary, and target annual cash incentive compensation in light of Carter's compensation philosophy. The Committee also considers the comparative compensation data in our peer group and, as needed, a broader retail survey, and our desire to retain and motivate our NEOs and align their goals with the long-term goals of our shareholders.

The Committee's practice is to approve equity grants at regularly scheduled meetings, but may also make equity grants at special meetings or by unanimous written consent, and could select a date subsequent to a regularly scheduled meeting on which to grant equity awards.

In considering the value of equity awards, we calculate the value of time-based and performance-based restricted stock awards using the closing price of our common stock on the date of grant.

Effective February 15, 2024, Carter's amended its Equity Incentive Plan to include double-trigger change of control provisions to more closely-align Carter's pay practices with market practice. For equity awards in fiscal 2024 and beyond, the vesting of the awards will be accelerated if either (1) the surviving entity does not provide replacement awards that meet criteria as set forth in the amended Equity Plan or, if applicable, the award agreement (referred to as "qualifying replacement awards"), or (2) the surviving entity provides qualifying replacement awards, but there is a termination of employment for cause or resignation for good reason (as defined in the amended Equity Incentive Plan) within two years after the change in control.

In addition, the Equity Incentive Plan was amended to include mandatory clawback provisions consistent with the requirements of Rule 10D-1 under the Exchange Act, related NYSE listing standards, and Carter's clawback policy. Under the amended Equity Incentive Plan, and consistent with Carter's clawback policy, the executive is required to repay or return erroneously awarded compensation in the event of an accounting restatement of previously-reported financial results. No other changes were made to the Equity Incentive Plan.

Role of the Compensation & Human Capital Committee, Independent Consultant and Management

The Committee sets the total direct compensation of our NEOs, as well as the financial performance targets for our NEOs' annual cash incentive compensation and vesting terms for their equity awards, including performance-based awards.

For fiscal 2023, the Committee engaged Meridian Compensation Partners, LLC, an independent compensation consultant ("Meridian"), to advise it on executive and director compensation matters.

Meridian informs the Committee on market trends, as well as regulatory issues and developments and how they may impact Carter's executive compensation program. Among other things, Meridian also:

- participates in the design of the executive compensation program to help the Committee evaluate the linkage between pay and performance;
- reviews market data and advises the Committee regarding the compensation of Carter's executive officers; and
- reviews and advises the Committee regarding director compensation.

Meridian serves at the discretion of the Committee and regularly attends executive sessions with the Committee at which management is not present. At the direction of the Committee, our Chief Executive Officer works with Meridian to review comparative compensation data and makes recommendations for base salary, annual cash

incentive compensation, and long-term equity incentive compensation for our NEOs, other than himself. Compensation for our Chief Executive Officer is set by the Committee, without any involvement by the Chief Executive Officer and reflecting feedback provided by Meridian to the Committee.

The Committee has assessed the independence of Meridian Compensation Partners, LLC pursuant to applicable NYSE and SEC rules and has determined that it is independent, and the work provided by it did not raise a conflict of interest.

Peer Group Analysis and Retail Survey

To assess the market competitiveness of our NEOs' compensation, the Committee and management review data provided by Meridian from two sources: our peer group and, as needed, a broader retail survey.

The Committee has established a peer group, which is generally comprised of companies in the retail or wholesale industries which primarily conduct business in apparel or related accessories, sell products under multiple brands through retail stores, and have net sales generally between one-half and two times Carter's net sales.

In setting fiscal 2023 compensation, our peer group was comprised of the following fifteen companies:

Abercrombie & Fitch Co.	Kontoor Brands, Inc.
American Eagle Outfitters, Inc.	Levi Strauss & Co.
The Children's Place, Inc.	Skechers USA, Inc.
Columbia Sportswear Company	Tapestry, Inc.
G-III Apparel Group, Ltd.	Under Armour, Inc.
Gildan Activewear, Inc.	Urban Outfitters, Inc.
Guess?, Inc.	Williams-Sonoma, Inc.
HanesBrands Inc.	

The Committee, with the advice of Meridian, also uses select information from a broader retail survey (that includes apparel and related products retailers or department stores which primarily sell apparel and related products) for executive compensation market assessment in order to supplement compensation data provided by the peer group analysis that may not be adequately represented in the data that is available from our peer group.

In November 2023, the Committee conducted its annual review of our peer group, with the assistance of Meridian, and removed Skechers USA, Inc. and Williams-Sonoma, Inc., and added Victoria's Secret & Co. and Oxford Industries, Inc.

Say-on-Pay Results

At the 2023 Annual Meeting of shareholders, approximately 88% of the votes cast were in favor of the advisory vote to approve executive compensation. While this vote was advisory and not binding, the Committee carefully considered the result of the say-on-pay vote in the context of our overall compensation philosophy, as well as our compensation policies and decisions. After reflecting on the say-on-pay vote, the Committee decided that no changes to Carter's compensation philosophy were necessary. At the 2024 Annual Meeting, we will have an annual advisory vote to approve executive compensation (Proposal Number Two). The Committee plans to continue to consider the results from this year's and future advisory votes on executive compensation.

2023 Total Direct Compensation

During fiscal 2023, the Committee reviewed compensation data from our peer group and, as needed, a broader retail survey, and compared that data to the compensation of our NEOs, in connection with approving total direct compensation for 2023. In setting total direct compensation for 2023, the Committee also considered the various factors noted earlier in this CD&A.

The components of total direct compensation are discussed more fully below.

2023 Base Salary

In February 2023, the Committee approved an increase in the base salaries for each of our NEOs, with such increases effective in May 2023. In March 2023, in connection with Ms. Krugman's promotion to Executive Vice President, Retail and Chief Merchandising Officer, Ms. Krugman's base salary was increased to $700,000, effective March 2023. These increases were based on market data, the nature and scope of each NEO's responsibilities, and each NEO's performance during fiscal 2022. The base salary for each NEO for fiscal 2023 is set forth below.

	Michael D. Casey	Richard F. Westenberger	Brian J. Lynch	Kendra D. Krugman	Julie A. D'Emilio
Base salary rate—2022 (effective May 2022)	$1,250,000	$685,000	$845,000	$630,000	$565,000
Base salary rate—2023 (effective May 2023 for all officers except for Ms. Krugman, and March 2023 for Ms. Krugman)	$1,300,000	$715,000	$880,000	$700,000	$590,000
Percentage Increase	4.00%	4.40%	4.10%	11.11%	4.40%

The total salary earned by each NEO in fiscal 2023 is shown in the Summary Compensation Table in the "Salary" column and takes into account the change in each NEO's salary in May 2023.

2023 Annual Cash Incentive Compensation

In February 2023, the Committee set the following fiscal 2023 annual cash incentive compensation targets for our NEOs:

- 150% of base salary for Mr. Casey;
- 100% of base salary for Mr. Lynch; and
- 75% of base salary for Mr. Westenberger, Ms. Krugman, and Ms. D'Emilio

based on each NEO's responsibilities, expected contribution and market data.

In accordance with our Incentive Compensation Plan, for fiscal 2023, the Committee established three financial performance metrics and one "Strategic Objectives" component, to determine the amount, if any, of annual cash incentive compensation to be paid under our Incentive Compensation Plan:

- net sales (weighted at 25%);
- operating income (weighted at 25%) (with attainment to be based on adjusted results as reported to shareholders);
- operating cash flow (weighted at 25%); and
- strategic objectives (weighted at 25%), which consisted of the following four objectives (1) accelerate the growth of Little Planet sales, (2) advance marketing personalization capabilities, (3) test new store experiences, and (4) demonstrate progress with multi-cultural customer acquisition.

The Committee selected net sales, operating income (as it may be adjusted and reported to financial markets), operating cash flow, and strategic objectives as performance metrics because it believes these metrics are key measures that align with the interests of our shareholders, namely growth, profitability, and cash flow generation.


carter's

As described below, our NEOs could have earned from 0% to 150% of their target annual cash incentive compensation in fiscal 2023 based upon Carter's achievement of net sales, operating income (as it may be adjusted), and operating cash flow financial performance metrics and the strategic objectives metric. In prior years, the Committee had approved payouts of up to 200% of the executive officer's target annual cash incentive compensation (based on achievement of financial performance metrics). In light of planned sales and profitability in 2023, which was expected to be below that achieved in 2022, the Committee lowered the maximum potential payout to 150% and also set the milestones between Target and Maximum to be more challenging to attain.

The payment grid for the 2023 annual incentive compensation program is set forth below. Please see additional information in our Annual Report on Form 10-K for fiscal 2023 for how adjusted operating income is calculated from Carter's audited financial statements.

2023 Annual Cash Incentive Compensation — Performance Metrics

	Net Sales (25%) (in millions)	Adj. Operating Income (25%) (in millions)[1]	Operating Cash Flow (25%) (in millions)	Strategic Objectives (25%)
25% of Target (Threshold Performance)	$2,840	$325	$275	N/A
100% of Target (Target Performance)	$3,021	$363	$325	N/A
150% of Target (Maximum Performance)	$3,213	$400	$375	N/A
Actual Fiscal 2023 Performance	**$2,946**	**$328**	**$529**	**N/A**

(1) See the Appendix to this Proxy Statement for a reconciliation of Adjusted Operating Income to its most directly comparable GAAP measure, Operating Income.

In February 2024, the Committee determined that based on Carter's performance noted above, as well as the achievement of 100% of the strategic objectives, Carter's achieved an overall performance at 88% of Target and, as a result, our NEOs were awarded 88% of their annual cash incentive compensation targets for fiscal 2023 as summarized below.

	Annual Cash Incentive Compensation Targets ($)	Annual Cash Incentive Compensation Actually Paid at 88% of Target ($)
Michael D. Casey	$1,950,000	$1,716,000
Richard F. Westenberger	$ 536,250	$ 471,900
Brian J. Lynch	$ 880,000	$ 774,400
Kendra B. Krugman	$ 525,000	$ 462,000
Julie A. D'Emilio	$ 442,500	$ 389,400

2023 Long-Term Equity Incentive Compensation

The discussion below includes information regarding long-term equity incentive compensation awarded in fiscal 2023.

Long-Term Equity Incentive Compensation Awarded in 2023. In February 2023, the Committee approved a 50%/50% mix of annual time-based restricted stock grants and three year performance-based restricted stock grants for each NEO. These grants reflect our historical practice of awarding a combination of time-based and performance-based restricted stock to Carter's NEOs.

All of the time-based restricted stock awards granted to our NEOs in fiscal 2023:

- are subject to the equity retention policy described below;
- are contingent on the NEO's continued employment with Carter's through each vesting date; and
- vest in four equal annual installments on the first through fourth anniversaries of each grant date.

Each NEO's performance-based restricted stock granted in February 2023 is eligible to vest following completion of a three-year performance period through fiscal 2025, with the target performance set for the first-year of the performance period and the target performance for each of the following years based on a set rate of growth included in the award agreement. The amount vested varies based on Carter's achievement of certain growth targets set for each of fiscal 2023, fiscal 2024, and fiscal 2025 net sales and earnings per share (as adjusted and reported to financial markets) and may range between 0% (assuming failure to achieve threshold performance) and 200%.

In addition, in connection with Ms. Krugman's promotion to Executive Vice President, Retail and Chief Merchandising Officer in March 2023, the Committee approved an award of 14,022 shares of time-based restricted stock that cliff-vests on March 21, 2026, the third anniversary of the grant date.

When valuing equity awards, the Company uses the closing price of our common stock on the date of grant.

The following table details the number of time-based restricted shares and performance-based restricted shares underlying the grants to each of our NEOs for fiscal 2023. A more detailed description of such grants can be seen below in the table "Fiscal 2023 Grants of Plan-Based Awards" and its footnotes.

	Michael D. Casey	Richard F. Westenberger	Brian J. Lynch	Kendra D. Krugman	Julie A. D'Emilio
Time-Based Restricted Stock	43,884	10,468	16,880	5,404	5,404
Performance-Based Restricted Stock	43,884	10,468	16,880	5,404	5,404
Time-Based Restricted Stock (Cliff-Vesting)	—	—	—	14,022	—

Stock Ownership Guidelines and Equity Retention Policy

The Committee regularly reviews the equity ownership of our NEOs compared to our minimum ownership guidelines. Under our minimum ownership guidelines, no NEO may sell shares of Carter's stock (other than to cover the tax obligations resulting from the vesting of Carter's restricted stock or from exercising vested stock options) until they own shares of Carter's stock with a total market value in excess of a specified multiple of his or her base salary and continue to maintain such level of ownership after such sale. For fiscal 2023 (similar to the multiples for 2022), the ownership multiples for our NEOs were as follows:

	Multiple of Base Salary
Chief Executive Officer	7x
President	4x
Executive Vice Presidents	3x

In fiscal 2023, our minimum ownership guidelines included all unvested restricted stock and performance-based restricted stock, as well as vested stock, in the calculation of shares of stock held by the executive. Effective February 9, 2024, however, the Committee approved an amendment to the minimum stock ownership guidelines to exclude unvested performance-based restricted stock from the calculation of shares of stock held by the executive.

In addition, our equity retention policy for NEOs requires that any time-based restricted stock granted to a NEO be held for four years following the date of grant before those shares may be sold, except for any withholding to cover tax obligations resulting from the vesting of such shares. The policy also requires that shares underlying time-based options granted be held for at least one year from the date of vesting. During fiscal 2023, each of our NEOs was in compliance with his or her applicable minimum ownership requirement.



401(k) Plan

Carter's 401(k) program provides for a Company match of employee contributions, including contributions by NEOs, at the discretion of Carter's, based on Carter's performance. In February 2024, the Committee approved that employee contributions made to Carter's 401(k) plan in fiscal 2023 would be matched by Carter's 100% up to 4% of the employee's eligible compensation for all eligible employees, up to the maximum amount permitted by the Internal Revenue Service. This matching contribution was approved by the Committee following its consideration of our employees' efforts in delivering financial and operating performance for fiscal 2023.

Perquisites and Other Benefits

Our NEOs do not receive any perquisites or other benefits on an annual basis that are not otherwise available to all employees. The cost of providing these benefits and perquisites to the NEOs is included in the amounts shown in the "All Other Compensation" column of the Summary Compensation Table and detailed in the footnotes to such table.

Accounting and Tax Considerations

Accounting, tax, and related financial implications to Carter's and our NEOs are considered during the analysis of our compensation and benefits program and individual elements of each. Overall, the Committee seeks to balance attainment of our compensation objectives with the need to maximize current tax deductibility of compensation that may impact earnings and other measures of importance to shareholders. In general, base salary, annual cash incentive bonus payments, and the costs related to benefits and perquisites are recognized as compensation expense at the time they are earned or provided. Share-based compensation expense is recognized over the vesting period in our consolidated statements of operations for stock options and restricted stock (both time and performance-based).

Clawback and Hedging Policies

On August 4, 2023, the Board adopted a clawback policy, consistent with the requirements of Rule 10D-1 under the Exchange Act and the related NYSE listing standards, that requires an executive officer to repay or return erroneously awarded compensation in the event of an accounting restatement of previously-reported financial results.

Further, hedging and pledging of Company stock by any Board member or employee of Carter's, including our NEOs, is prohibited under our policies to ensure that the interests of the holders of Carter's stock are fully aligned with those of shareholders in general. During fiscal 2023, none of our NEOs entered into a hedging arrangement or pledged any shares of Carter's stock.

Retirement of Neo and Consulting Agreement

In connection with Mr. Lynch's retirement on March 1, 2024, the Company entered into a consulting agreement with Mr. Lynch pursuant to which Mr. Lynch will serve as a consultant to the Company following his retirement to assist with an orderly transition. The consulting agreement provides for, among other things: (i) a term of twelve months concluding on February 28, 2025; and (ii) a consulting fee of $125,000 per month payable by the Company to Mr. Lynch for the consulting services provided to the Company during the period of the consulting agreement, which consulting services include consultations with executive officers and other management personnel of the Company related to the business of the Company and assistance with leadership transitions at the Company.

In addition, pursuant to the terms of the outstanding award agreements governing Mr. Lynch's unvested performance-based restricted stock, Mr. Lynch is entitled to, and will receive, "retirement" treatment for those outstanding awards. This treatment will result in pro-rated vesting (if any) of his performance-based restricted stock (calculated based on the number of days he worked at the Company from the grant date through the retirement date) subject to the ultimate achievement, by the Company, of the performance metrics under the applicable award agreements.

SEVERANCE AGREEMENTS WITH NEOS

Each of our NEOs has a severance agreement with Carter's. In the event that an NEO is terminated by Carter's for "cause," retires, becomes disabled, or dies, the executive or his or her estate will be provided the executive's base salary and medical and other benefits through the termination of his or her employment.

If an NEO is terminated without "cause," or an NEO terminates their employment for "good reason" (with "cause" and "good reason" defined in each executive's respective severance agreement and summarized below) the Company will be obligated to pay such executive's base salary for 24 months in the case of Mr. Casey, and for 12 months in the cases of Mr. Westenberger, Ms. Krugman, and Ms. D'Emilio. In each case, base salary will be paid in bi-weekly installments. The Company is also obligated to pay each NEO a pro-rated annual cash incentive compensation amount that would have been earned by each such executive if he or she had been employed at the end of the year in which his or her employment was terminated. The determination of whether annual cash incentive compensation is payable to the NEO will not take into account any individual performance goals and shall be based solely on the extent to which Company performance goals have been met. Additionally, the Company is obligated to pay the Company's contribution to the medical, dental, and life insurance benefits for 24 months in the case of Mr. Casey, and for 12 months in the case of Mr. Westenberger, Ms. Krugman, and Ms. D'Emilio. The payment of severance is contingent on the NEO (a) executing an effective release of claims, and (b) complying with post-termination obligations including confidentiality, noncompetition, and non-solicitation covenants.

In the event that, within two years following a "change of control" (with "change of control" defined in each executive's severance agreement) the Company terminates the NEO's employment, other than for "cause" or such executive terminates his or her employment for "good reason," the Company shall pay such NEO's base salary, and the Company's contribution to the medical, dental, and life insurance benefits, for 36 months in the case of Mr. Casey, and 24 months in the case of Mr. Westenberger, Ms. Krugman, and Ms. D'Emilio. In the event of a "change of control" of the Company: (1) for all unvested stock options and all unvested shares of restricted stock held by the NEO that were awarded prior to February 15, 2024, such awards will fully vest; and (2) for all unvested equity awards made on or after February 15, 2024, such awards will fully vest if there is a qualifying termination of employment within two years after the change in control or if the surviving entity does not provide qualifying replacement awards.

Under the severance agreements with each of our NEOs, "cause" is generally deemed to exist when such NEO has: (a) been convicted of a felony or entered a plea of guilty or no contest to a felony; (b) committed fraud or other act involving dishonesty for personal gain which is materially injurious to the Company; (c) materially breached his obligations of confidentiality, intellectual property assignment, non-competition, non-solicitation, or non-disparagement against the Company after a cure period, provided such breach by its nature was curable; (d) willfully engaged in gross misconduct which is injurious to the Company; or (e) after a cure period, willfully refused to substantially perform his or her duties or is grossly negligent in performance of such duties.

Under the agreements with our NEOs, "good reason" is generally deemed to exist when there is: (a) a material reduction in the executive's title, duties, or responsibilities; (b) a material change in the geographic location at which the executive must perform services; or (c) a material breach of the executive's agreement by the Company.

See "Potential Payments Upon Termination or Change of Control" below for a discussion and presentation of amounts our NEOs may be entitled to in the event of their termination, including following a change in control.


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COMPENSATION & HUMAN CAPITAL COMMITTEE REPORT

The Compensation & Human Capital Committee of the Board has reviewed and discussed with Company management the Compensation Discussion and Analysis included in this proxy statement. Based on such review and discussions, the Compensation & Human Capital Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement for filing with the SEC.

Submitted by the Compensation & Human Capital Committee

Mr. Jevin S. Eagle, Chairperson
Mr. Rochester Anderson, Jr.
Mr. Luis Borgen
Mr. Mark P. Hipp
Ms. Stephanie P. Stahl

COMPENSATION & HUMAN CAPITAL COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation & Human Capital Committee is composed entirely of the five independent directors listed above. No member of the Compensation & Human Capital Committee is a current, or during fiscal 2023 was a former, officer or employee of the Company or any of its subsidiaries. During fiscal 2023, no member of the Compensation & Human Capital Committee had a relationship that must be described under the SEC rules relating to disclosure of transactions with related persons. In fiscal 2023, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation & Human Capital Committee.


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FISCAL 2023 SUMMARY COMPENSATION TABLE*

The table below provides information concerning the compensation of our NEOs.

Name and Principal Position	Fiscal Year	Salary ($) (a)	Bonus ($) (b)	Stock Awards ($) (c)	Non-Equity Incentive Plan Compensation ($) (d)	All Other Compensation ($) (e)	Total ($)
Michael D. Casey Chairman of the Board of Directors, Chief Executive Officer & President	2023	$1,282,692	$ —	$6,500,098	$1,716,000	$589,342	$10,088,133
	2022	$1,192,885	$468,800	$6,500,136	$ —	$444,933	$ 8,606,754
	2021	$1,072,885	$ —	$6,500,323	$3,255,000	$228,177	$11,056,385
Richard F. Westenberger Senior Executive Vice President, Chief Financial Officer & Chief Operating Officer	2023	$ 704,615	$ —	$1,550,520	$ 471,900	$169,734	$ 2,896,769
	2022	$ 674,615	$128,500	$1,250,166	$ —	$125,585	$ 2,178,867
	2021	$ 648,077	$ —	$2,200,242	$ 982,500	$ 82,885	$ 3,913,703
Brian J. Lynch Former President & Chief Operating Officer	2023	$ 867,885	$ —	$2,500,266	$ 774,400	$241,106	$ 4,383,656
	2022	$ 831,154	$211,300	$2,000,266	$ —	$165,949	$ 3,208,669
	2021	$ 796,346	$ —	$2,600,286	$1,610,000	$ 93,356	$ 5,099,989
Kendra B. Krugman Senior Executive Vice President, Chief Creative & Growth Officer	2023	$ 683,846	$ —	$1,800,489	$ 462,000	$149,459	$ 3,095,794
	2022	$ 609,231	$118,200	$1,000,862	$ —	$ 97,229	$ 1,825,522
	2021	$ 563,077	$ —	$1,575,467	$ 855,000	$ 58,381	$ 3,051,926
Julie A. D'Emilio Executive Vice President, Global Sales	2023	$ 581,346	$ —	$ 800,440	$ 389,400	$ 96,911	$ 1,868,097
	2022	$ 556,346	$106,000	$ 650,232	$ —	$ 74,896	$ 1,387,475
	2021	$ 534,808	$ —	$1,150,715	$ 810,000	$ 62,937	$ 2,558,460

* Amounts in rows may not foot across due to rounding.

(a) Base salary for each NEO was based on a 364-day fiscal year for fiscal years 2023, 2022 and 2021.

(b) Reflects the discretionary bonus that was awarded in 2023 based on fiscal 2022 performance, in light of the challenges faced by the Company due to the COVID-19 pandemic, inflationary impact on consumers, and responses to other challenges in the Company's business including supply chain disruptions.

(c) The amounts disclosed in this column represent the total grant date fair value for the following grants computed in accordance with FASB ASC Topic 718:

- As set forth in the table below, a portion of the time-based restricted stock awards made in 2021 vest in four equal, annual installments beginning one year from the date of the grant and a portion cliff vest on the third anniversary of the date of grant.
- The time-based restricted stock granted in 2023 and 2022 vest in four equal, annual installments beginning one year from the date of the grant, except for a special restricted stock award granted to Ms. Krugman (in connection with her promotion) that includes a portion that cliff vests on the third anniversary of the date of grant.
- Vesting of the performance-based restricted stock granted in fiscal 2023 is contingent upon meeting specific performance targets for each of the three fiscal years 2023, 2024, and 2025, individually, and vest, as and to the extent performance criteria are met, in 2026 following completion of fiscal 2025.

Name	Grant Date	Time-Based Restricted Shares – 4 Year Vest	Time-Based Restricted Shares – 3 Year Cliff Vest	Performance-Based Restricted Shares	Grant Date Fair Value per Share
Michael D. Casey	2/27/2023	43,884	—	43,884	$74.06
	2/16/2022	35,668	—	35,668	$91.12
	2/10/2021	66,296	—	—	$98.05
Richard F. Westenberger	2/27/2023	10,468	—	10,468	$74.06
	2/16/2022	6,860	—	6,860	$91.12
	2/10/2021	11,220	11,220	—	$98.05
Brian J. Lynch	2/27/2023	16,880	—	16,880	$74.06
	2/16/2022	10,976	—	10,976	$91.12
	2/10/2021	13,260	13,260	—	$98.05
Kendra B. Krugman	3/21/2023	—	14,022	—	$71.32
	2/27/2023	5,404	—	5,404	$74.06
	2/16/2022	5,492	—	5,492	$91.12
	2/10/2021	5,868	10,200	—	$98.05
Julie A. D'Emilio	2/27/2023	5,404	—	5,404	$74.06
	2/16/2022	3,568	—	3,568	$91.12
	2/10/2021	5,868	5,868	—	$98.05

(d) Reflects dollar value of all compensation earned in fiscal 2023, 2022, and 2021 pursuant to the Company's Amended and Restated Incentive Compensation Plan, including all annual cash incentive compensation.

(e) The amounts shown as "All Other Compensation" for fiscal 2023 consist of the following:

Name	401 (k) Company Match	Dividends Paid on Unvested Restricted Stock	Other (i)	Total
Michael D. Casey	$13,200	$570,396	$5,746	$589,342
Richard F. Westenberger	$13,200	$153,054	$3,480	$169,734
Brian J. Lynch	$13,200	$222,993	$4,913	$241,106
Kendra B. Krugman	$13,200	$134,165	$2,094	$149,459
Julie A. D'Emilio	$13,200	$ 79,518	$4,193	$ 96,911

(i) These amounts include imputed income from health and life insurance contributions, imputed income from bring-your-own technology to work programs, and benefits from healthcare programs, each of which are available to all employees.


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FISCAL 2023 GRANTS OF PLAN-BASED AWARDS

The following table provides information concerning each grant of plan-based awards made to an NEO in fiscal 2023. This includes incentive compensation awards granted under our Incentive Compensation Plan and restricted stock awards granted under our Equity Incentive Plan. The threshold, target, and maximum columns reflect the range of estimated payouts under these plans for fiscal 2023. The last column reports the aggregate grant date fair value of all awards made in fiscal 2023 as if they were fully vested on the grant date, computed in accordance with FASB ASC Topic 718.

			Estimated Future Payouts Under Non-Equity Incentive Plan Award (a)			Estimated Future Payouts Under Non-Equity Incentive Plan Award			
Name	Award Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Grant Date Fair Value of Stock and Option Name Awards
Michael D. Casey	Cash Incentive Compensation	—	$487,500	$1,950,000	$2,925,000	—	—	—	$ —
	Shares (b)	2/27/2023	—	—	—	—	43,884	43,884	$3,250,049
	Shares (c)	2/27/2023	—	—	—	10,971	43,884	87,768	$3,250,049
Richard F. Westenberger	Cash Incentive Compensation	—	$134,063	$ 536,250	$ 804,375	—	—	—	$ —
	Shares (b)	2/27/2023	—	—	—	—	10,468	10,468	$ 775,260
	Shares (c)	2/27/2023	—	—	—	2,617	10,468	20,936	$ 775,260
Brian J. Lynch	Cash Incentive Compensation	—	$220,000	$ 880,000	$1,320,000	—	—	—	$ —
	Shares (b)	2/27/2023	—	—	—	—	16,880	16,880	$1,250,133
	Shares (c)	2/27/2023	—	—	—	4,220	16,880	33,760	$1,250,133
Kendra B. Krugman	Cash Incentive Compensation	—	$131,250	$ 525,000	$ 787,500	—	—	—	$ —
	Shares (b)	2/27/2023	—	—	—	—	5,404	5,404	$ 400,220
	Shares (c)	2/27/2023	—	—	—	1,351	5,404	10,808	$ 400,220
	Shares (d)	3/21/2023	—	—	—	—	14,022	14,022	$1,000,049
Julie A. D'Emilio	Cash Incentive Compensation	—	$110,625	$ 442,500	$ 663,750	—	—	—	$ —
	Shares (b)	2/27/2023	—	—	—	1,351	5,404	5,404	$ 400,220
	Shares (c)	2/27/2023	—	—	—	—	5,404	10,808	$ 400,220

(a) The amounts shown under the "Threshold" column represent 25% of the target cash incentive compensation, assuming threshold-level performance is achieved under the financial performance measures and strategic objectives component. The amounts shown under the "Target" column represent 100% of the target cash incentive compensation, assuming target-level performance is achieved under the financial performance measures and strategic objectives component. The amounts shown under the "Maximum" column represent 150% of the target cash incentive compensation, assuming maximum-level performance is achieved under the financial performance measures and the strategic objectives component. The Company achieved 88% of "Target" for 2023.

(b) Shares of time-based restricted stock were granted pursuant to the Company's Equity Incentive Plan. These restricted shares vest ratably in four equal, annual installments beginning one year from the date of the grant.

(c) Shares of performance-based restricted stock were granted pursuant to the Company's Equity Incentive Plan. The amounts shown under the "Threshold" column represent 25% of the target grant award, assuming threshold-level performance is achieved under the performance vesting criteria in each of the fiscal years 2023, 2024, and 2025. The amounts shown under the "Target" column represent 100% of the target grant award, assuming target-level performance is achieved under the performance vesting criteria in each of the fiscal years 2023, 2024, and 2025. The amounts shown under the "Maximum" column represent 200% of the target grant award, assuming maximum-level performance is achieved under the performance vesting criteria under the performance vesting criteria in each of the fiscal years 2023, 2024, and 2025. Additional shares above Target performance, if any, will be issued following completion of the performance period and determination by the Compensation and Human Capital Committee that the additional shares above Target were earned. Shares above Target have not been issued and do not carry voting rights or rights to receive dividends. The dollar amounts under the "Grant Date Fair Value of Stock and Option Awards" are calculated based on the number of awards reported under the "Target" column.

(d) Shares of time-based restricted stock were granted pursuant to the Company's Equity Incentive Plan. These restricted shares cliff vest on the third anniversary of the date of the grant.

OUTSTANDING EQUITY AWARDS AT FISCAL 2023 YEAR-END

The following table provides information regarding unexercised stock options, stock that has not yet vested, and equity incentive plan awards for each NEO outstanding as of the end of fiscal 2023. Each outstanding award is represented by a separate row that indicates the number of securities underlying the award.

	Options Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (a)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (b)
Michael D. Casey	49,268	—	—	$120.25	2/21/2028		
	69,000	—	—	$ 83.84	2/14/2027		
	44,500	—	—	$ 90.66	2/16/2026		
	28,000	—	—	$ 82.40	2/18/2025		
						190,132	$14,238,985
Richard F. Westenberger	5,048	—	—	$120.25	2/21/2028		
	7,000	—	—	$ 83.84	2/14/2027		
	5,220	—	—	$ 90.66	2/16/2026		
	3,400	—	—	$ 82.40	2/18/2025		
						51,018	$ 3,820,738
Brian J. Lynch	9,844	—	—	$120.25	2/21/2028		
	13,920	—	—	$ 83.84	2/14/2027		
	10,400	—	—	$ 90.66	2/16/2026		
	7,000	—	—	$ 82.40	2/18/2025		
						74,331	$ 5,566,649
Kendra B. Krugman	1,508	—	—	$120.25	2/21/2028		
	1,508	—	—	$120.25	2/21/2028		
	2,068	—	—	$ 83.84	2/14/2027		
	1,404	—	—	$ 83.84	2/14/2027		
	2,260	—	—	$ 98.98	8/17/2026		
	960	—	—	$ 90.66	2/16/2026		
	960	—	—	$ 90.66	2/16/2026		
	2,360	—	—	$ 86.88	11/11/2025		
	1,200	—	—	$ 82.40	2/18/2025		
	400	—	—	$ 82.40	2/18/2025		
						48,227	$ 3,611,720
Julie A. D'Emilio	5,048	—	—	$120.25	2/21/2028		
	7,000	—	—	$ 83.84	2/14/2027		
	2,600	—	—	$ 90.66	2/16/2026		
	1,760	—	—	$ 82.40	2/18/2025		
						26,506	$ 1,985,034

[See next page for footnotes to table]

(a) Equity Incentive Plan awards relate to the following grants:

- As set forth in the table below, a portion of the time-based restricted stock awards made in 2023 and 2021 vest in four equal, annual installments beginning one year from the date of the grant and a portion cliff vest on the third anniversary of the date of grant.
- The time-based restricted stock awards made in 2022 and 2020 vest in four equal, annual installments beginning one year from the date of the grant.

Name	Grant Date	Time-Based Restricted Shares – 4 Year Vest#	Time-Based Restricted Shares – 3 Year Cliff Vest #	Performance-Based Restricted Shares	Grant Date Fair Value per Share
Michael D. Casey	2/27/2023	43,884	—	43,884	$ 74.06
	2/16/2022	35,668	—	35,668	$ 91.12
	2/10/2021	66,296	—	—	$ 98.05
	2/12/2020	27,188	—	—	$110.35
Richard F. Westenberger	2/27/2023	10,468	—	10,468	$ 74.06
	2/16/2022	6,860	—	6,860	$ 91.12
	2/10/2021	11,220	11,220	—	$ 98.05
	2/12/2020	4,988	—	—	$110.35
Brian J. Lynch	2/27/2023	16,880	—	16,880	$ 74.06
	2/16/2022	10,976	—	10,976	$ 91.12
	2/10/2021	13,260	13,260	—	$ 98.05
	2/12/2020	5,892	—	—	$110.35
Kendra B. Krugman	3/21/2023	—	14,022	—	$ 71.32
	2/27/2023	5,404	—	5,404	$ 74.06
	2/16/2022	5,492	—	5,492	$ 91.12
	2/10/2021	5,868	10,200	—	$ 98.05
	2/12/2020	2,608	—	—	$110.35
Julie A. D’Emilio	2/27/2023	5,404	—	5,404	$ 74.06
	2/16/2022	3,568	—	3,568	$ 91.12
	2/10/2021	5,868	5,868	—	$ 98.05
	2/12/2020	2,608	—	—	$110.35

(b) Amount based on the closing market price per share of the Company’s common stock as traded on the NYSE on December 29, 2023, the last trading day of fiscal 2023, of $74.89.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2023

The following table provides information concerning our NEOs' exercises of stock options and vesting of restricted stock during fiscal 2023. The table reports, on an aggregate basis, the number of securities acquired upon exercise of stock options, the dollar value realized upon exercise of stock options, the number of shares of restricted stock that have vested, and the dollar value realized upon the vesting of restricted stock.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (a)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (b)
Michael D. Casey	30,000	$195,300	40,025	$3,112,084
Richard F. Westenberger	3,800	$ 2,863	6,893	$ 535,711
Brian J. Lynch	7,500	$ 3,931	9,080	$ 705,930
Kendra B. Krugman	2,000	$ 2,940	4,301	$ 334,518
Julie A. D'Emilio	3,400	$ 13,634	3,820	$ 297,135

(a) Aggregate dollar amount was calculated by multiplying the number of shares acquired by the difference between the market price of the underlying securities at the time of exercise and the exercise price of the stock options.
(b) Aggregate dollar amount was calculated by multiplying the number of shares acquired on vesting by the closing market price of the Company's common stock as traded on the NYSE on the date of vesting.

NONQUALIFIED DEFERRED COMPENSATION

Eligible employees, including our NEOs, may elect annually to defer a portion of their base salary and annual cash incentive compensation under The William Carter Company Deferred Compensation Plan (the "Deferred Compensation Plan"). Under this plan, participants can defer up to 75% of their salary and/or 90% of their cash bonus. At the option of the participant, these amounts may be deferred to a specific date at least two years from the last day of the year in which deferrals are credited into the participant's account. Interest on deferred amounts is credited to the participant's account based upon the earnings and losses of one or more of the investments selected by the participant from the various investment alternatives available under the Deferred Compensation Plan.

At the time of deferral, a participant must indicate whether he or she wishes to receive the amount deferred in either a lump sum or in substantially equal annual installments over a period of up to five years for "Specified Date" accounts or up to ten years for "Retirement" accounts. If a participant who is an employee of the Company separates from service prior to the elected commencement date for distributions and has not attained age 62, or age 55 and completed ten years of service, then the deferred amounts will be distributed as a lump sum, regardless of the method of distribution originally elected by the participant. If the participant in question has attained age 62, or age 55 with ten years of service, and has previously elected to do so on a timely basis, then the participant may receive the amounts in substantially equal annual installments over a period of up to ten years. There is a six-month delay in the commencement of distributions for all participants, if triggered by the participant's termination or retirement. Changes to deferral elections with respect to previously deferred amounts are permitted only under the limited terms and conditions specified in the Code and early withdrawals from deferred accounts are permitted only in extreme cases, such as unforeseen financial hardship resulting from an illness or accident of the participant that is demonstrated to the Company's Retirement Committee.


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Name	Employee Contributions in 2023 (a)	Company Contributions in 2023	Aggregate Earnings in 2023 (b)	Aggregate Withdrawals or Distributions	Aggregate Balance at End of 2023 (c)
Michael D. Casey	$ —	$—	$ —	$—	$ —
Richard F. Westenberger	$ —	$—	$ 36,987	$—	$ 293,676
Brian J. Lynch	$110,740	$—	$349,331	$—	$2,653,555
Kendra B. Krugman	$ —	$—	$ —	$—	$ —
Julie A. D'Emilio	$ —	$—	$ —	$—	$ —

(a) All of the amounts reported in this column for Mr. Lynch are also included within the amount reported for that officer in the Summary Compensation Table.

(b) None of the amounts reported in this column are reported in the All Other Compensation column of the Summary Compensation Table because the Company does not pay guaranteed or preferential earnings on deferred compensation.

(c) Amounts reported in this column for each NEO include amounts previously reported in the Company's Summary Compensation Table in previous years when earned if that NEO's compensation was required to be disclosed in a previous year.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

TERMINATION

As described in more detail above under the heading "Severance Agreements with NEOs," we have entered into certain agreements and maintain certain plans that may require us in the future to make certain payments and provide certain benefits in the event of a termination of employment.

For purposes of the table below, a hypothetical termination without "cause" or resignation for "good reason" is assumed to have occurred as of December 30, 2023, the last day of fiscal 2023. The table below indicates the payment and provision of other benefits that would be owed to each of our NEOs as the result of such a termination, as well as unvested performance-based restricted stock that is eligible for "retirement" treatment under the applicable award agreements. There can be no assurance that a termination of employment of any of our NEOs would produce the same or similar results as those set forth below on any other date. The terms "without cause" and "good reason" are defined in the agreements with our executives and summarized above under the heading "Severance Agreements with NEOs." In addition, in the table below, we have included the potential vesting of performance-based restricted stock for those executives who are eligible to receive "retirement" treatment for those outstanding awards. Under the award agreements for the outstanding performance-based restricted stock grants, a recipient is eligible for "retirement" treatment if the executive ends his or her employment with the Company on or after the date that they have reached age 60 and completed at least five years of service with the Company (but only to the extent that circumstances constituting "Cause", as defined under the agreement, do not exist). For awards that receive "Retirement" treatment, the executive is eligible to receive pro-rated vesting (if any) of the performance-based restricted stock (calculated based on the number of days the executive worked at the Company from the grant date through the retirement date) subject to the ultimate achievement, by the Company, of the performance metrics under the applicable award agreements.

	Michael D. Casey	Richard F. Westenberger	Brian J. Lynch	Kendra B. Krugman	Julie A. D'Emilio
Base Salary	$2,600,000	$ 715,000	$1,320,000	$ 700,000	$590,000
Cash Incentive Compensation (a)	1,716,000	471,900	774,400	462,000	389,400
Health and Other Benefits	30,589	15,299	13,745	5,810	15,299
Retirement Treatment of Performance-Based Restricted Stock (b)	2,868,215	—	966,588	—	—
Total	$7,214,804	$1,202,199	$3,074,733	$1,167,810	$994,699

(a) Cash incentive compensation calculations are based on cash incentive compensation targets achieved in fiscal 2023 described in more detail under the heading "Annual Cash Incentive Compensation" above.

(b) Calculated based on the closing stock price ($74.89) of the Company's stock on the last trading day (December 29, 2023) of the Company 2023 fiscal year, and assuming that the Committee certifies performance at "Target" under the applicable award agreements for the performance-based restricted stock.

In connection with Mr. Lynch's retirement on March 1, 2024, the Company entered into a consulting agreement with Mr. Lynch pursuant to which Mr. Lynch will serve as a consultant to the Company following his retirement to assist with an orderly transition. The consulting agreement provides for, among other things: (i) a term of twelve months concluding on March 1, 2025; and (ii) a consulting fee of $125,000 per month payable by the Company to Mr. Lynch for the consulting services provided to the Company during the period of the consulting agreement, which consulting services include consultations with executive officers and other management personnel of the Company related to the business of the Company and assistance with leadership transitions at the Company.

In addition, pursuant to the terms of the outstanding award agreements governing Mr. Lynch's unvested performance-based restricted stock, Mr. Lynch is entitled to, and will receive, "retirement" treatment for those outstanding awards. This treatment will result in pro-rated vesting (if any) of his performance-based restricted stock (calculated based on the number of days he worked at the Company from the grant date through the retirement date) subject to the ultimate achievement, by the Company, of the performance metrics under the applicable award agreements.


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Change of Control and Termination Following a Change of Control

In the event of a change of control, as that term is defined under the Company's Equity Incentive Plan and individual awards, all unvested stock options and all unvested shares of restricted stock will fully vest, and all unvested shares of performance stock will vest at their respective "target" amounts. In addition, as described in more detail above under the heading "Severance Agreements with NEOs," we have entered into certain agreements that may require us to make certain payments and provide certain benefits to our NEOs in the event of their termination in relation to a change of control (with "change of control" defined in each executive's severance agreement).

For purposes of the table below, we have assumed that all unvested stock options, and all unvested shares of restricted stock and performance stock, have fully vested immediately prior to a change of control on December 30, 2023, the last day of fiscal 2023, and that a termination without "cause" occurred immediately following a change of control on December 30, 2023. The estimated benefit amount for unvested options was calculated by multiplying the number of in-the-money unvested options held by the applicable NEO by the difference between the closing price of our common stock on December 29, 2023 (which was the last trading day before the end of fiscal 2023), as reported by the NYSE, which was $74.89, and the exercise price of the option. The estimated benefit amount of unvested restricted stock was calculated by multiplying the number of restricted shares held by the applicable NEO by the closing price of our common stock on December 29, 2023 (which was the last trading day before the end of fiscal 2023), as reported by the NYSE, which was $74.89. As noted in our Compensation Discussion & Analysis section, effective February 15, 2024, the Company amended its Equity Incentive Plan to include double-trigger change of control provisions to more closely-align the Company's pay practices with market practice. For equity awards in fiscal 2024 and beyond, the vesting of the awards will be accelerated if either (1) the surviving entity does not provide replacement awards that meet criteria as set forth in the amended Equity Plan or, if applicable, the award agreement (referred to as "qualifying replacement awards"), or (2) the surviving entity provides qualifying replacement awards, but there is a termination of employment for cause or resignation for good reason (as defined in the amended Equity Incentive Plan) within two years after the change in control.

There can be no assurance that a change of control would produce the same or similar results as those set forth below on any other date or at any other price. These amounts do not include vested stock options, vested shares of restricted stock, or vested shares of performance stock. For a list of earned vested stock options, see the "Outstanding Equity Awards at Fiscal 2023 Year-End" table beginning on page 44.

	Michael D. Casey	Richard F. Westenberger	Brian J. Lynch	Kendra B. Krugman	Julie A. D'Emilio
Base Salary	$ 3,900,000	$1,430,000	$2,200,000	$1,400,000	$1,180,000
Cash Incentive Compensation (a)	1,540,500	423,638	695,200	414,750	279,660
Health and Other Benefits	45,884	30,598	22,908	11,621	30,598
Stock Value	14,238,985	3,820,738	5,566,649	3,611,720	1,985,034
Total	$19,725,369	$5,704,974	$8,484,757	$5,438,091	$3,475,292

(a) Cash incentive compensation calculations are based on cash incentive compensation targets achieved in fiscal 2023 described in more detail under the heading "Annual Cash Incentive Compensation" above.

PAY RATIO DISCLOSURE

In August 2015, pursuant to a mandate of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the SEC adopted a rule requiring annual disclosure of the ratio of our median employee's (the "Median Employee") annual total compensation to the total annual compensation of the principal executive officer ("PEO"). The Company's PEO is Mr. Casey.

We selected a new Median Employee in fiscal 2023 due to last year's median employee's departure from the Company.

Our Median Employee is a part-time employee at one of our U.S. retail store locations whose annual total compensation for fiscal 2023 (as calculated pursuant to Item 402(c)(2)(x) of Regulation S-K) was $12,540. The annual total compensation for fiscal 2023 for our PEO was $10,088,133. The resulting ratio of our PEO's pay to the pay of our Median Employee for fiscal 2023 was 804:1.

Methodology to Identify Our Median Employee

In order to identify our Median Employee, we began with a list of all of our employees, worldwide, who were employed by Carter's or one of its wholly-owned subsidiaries on October 3, 2023. Of these employees, approximately 38% were full-time employees, 47% were part-time employees, and 25% were seasonal or temporary employees. Approximately 73% of our employees were employed in our retail stores in North America, and approximately 78% of those retail employees were part-time.

We then calculated each employee's compensation for 2023. When making this calculation, we:

- consistently used each employee's total salary for the 2023 calendar year as stated on the gross compensation line on their Form W-2 (or international equivalent);
- annualized salaries for those full-time and part-time employees that were not employed for the full calendar year of 2023 (but we did not annualize seasonal or temporary employee data);
- excluded benefits, such as health care contributions; and
- for compensation paid in currencies other than U.S. dollars, applied an exchange rate into U.S. dollars that was based on rates published by xe.com on October 3, 2023.


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PAY VERSUS PERFORMANCE DISCLOSURE

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, the table summarizing executive compensation paid versus financial performance measures for our three most recently completed fiscal years is set forth below:

Year	Summary Compensation Table Total for PEO	Compensation Actually Paid to PEO[1]	Average Summary Compensation Table Total for Non-PEO NEOs	Average Compensation Actually Paid to Non-PEO NEOs[2]	Value of Initial Fixed $100 investment based on:		Net Income (*dollars in thousands*)[5]	Adjusted Operating Income (*dollars in thousands*)[6]
					Total Shareholder Return[3]	Peer Group Total Shareholder Return[4]		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	$10,088,133	$ 7,858,875	$3,061,079	$2,624,467	$75.89	$ 73.34	$232,500	$327,816
2022	8,606,754	4,760,564	2,264,230	1,619,056	72.36	67.87	250,038	388,171
2021	11,056,385	13,931,119	3,801,288	4,249,437	94.49	103.90	339,748	500,764
2020	7,297,118	(185,504)	1,648,590	579,698	86.62	92.36	109,717	279,764

(1) The dollar amounts reported in the column "Compensation Actually Paid to PEO" (column (c)) represent the amount of Compensation Actually Paid ("CAP") to Michael Casey, our Chief Executive Officer ("CEO"), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to the CEO during the applicable year. To calculate CAP to the CEO, for each of the years shown, the following amounts were deducted from and added to Summary Compensation Table ("SCT") total compensation:

PEO SCT Total to CAP Reconciliation				
Year	SCT Total	Deductions from SCT Total[i]	Equity Award Adjustments[ii]	CAP
2023	$10,088,133	$(6,500,098)	$ 4,270,840	$ 7,858,875
2022	8,606,754	(6,500,136)	2,653,946	4,760,564
2021	11,056,385	(6,500,323)	9,375,057	13,931,119
2020	7,297,118	(6,000,392)	(1,482,230)	(185,504)

(i) Represents the grant date fair value of equity-based awards granted each year, as shown in the Stock Awards column of the Summary Compensation Table.

(ii) Reflects the value of equity-based awards calculated in accordance with the SEC methodology for determining CAP for each year shown under generally accepted accounting principles. The fair value of our performance-based restricted stock is calculated based on the probable outcome of the performance conditions determined as of the last day of the fiscal year and our closing stock price on such day. The determination of equity award adjustments to SCT total compensation is detailed in the supplemental table below.

PEO Equity Component of CAP							
Year	Fair Value of Equity Awards Granted in the Year and Outstanding and Unvested as of Year End	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years and Outstanding and Unvested as of Year End	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that were Forfeited in the Year	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2023	$5,587,004	$(1,441,983)	$—	$ 125,819	$—	$—	$ 4,270,840
2022	4,923,201	(1,890,720)	—	(378,534)	—	—	2,653,947
2021	6,710,481	2,626,294	—	38,282	—	—	9,375,057
2020	2,557,575	(3,438,221)	—	(601,584)	—	—	(1,482,230)

(2) The dollar amounts reported in the column "Average Compensation Actually Paid to Non-PEO NEOs" (column (e)) represent the average amount of CAP to the non-CEO named executive officers ("Non-CEO NEOs") as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the Non-CEO NEOs during the applicable year. The Non-CEO NEOs reflected in columns (d) and (e) consist of the following individuals for each of the years shown: 2023—Richard Westenberger, Brian Lynch, Kendra Krugman, and Julie D'Emilio; 2022—Richard Westenberger, Brian Lynch, Patrick Moore, and Kendra Krugman; 2021—Richard Westenberger, Brian Lynch, Patrick Moore, and Peter Smith; 2020—Richard Westenberger, Brian Lynch, Patrick Moore, and Peter Smith. To calculate CAP to our Non-CEO NEOs for each of the years shown, the following amounts were deducted from and added to SCT total compensation.

Average Non-PEO NEOs SCT Total to CAP Reconciliation*				
Year	SCT Total	Deductions from SCT Total(i)	Equity Award Adjustments(ii)	CAP
2023	$3,061,079	$(1,662,929)	$1,226,317	$2,624,467
2022	2,264,230	(1,313,039)	667,866	1,619,056
2021	3,801,288	(1,987,866)	2,436,014	4,249,437
2020	1,648,590	(887,992)	(180,899)	579,698

* Amounts in rows may not foot across due to rounding.

(i) Represents the grant date fair value of equity-based awards granted each year, as shown in the Stock Awards column of the Summary Compensation Table.

(ii) Reflects the value of equity-based awards calculated in accordance with the SEC methodology for determining CAP for each year shown under generally accepted accounting principles. The fair value of our performance-based restricted stock is calculated based on the probable outcome of the performance conditions determined as of the last day of the fiscal year and our closing stock price on such day. The determination of equity award adjustments to SCT total compensation is detailed in the supplemental table below.

Average Non-PEO NEOs Equity Component of CAP							
Year	Fair Value of Equity Awards Granted in the Year and Outstanding and Unvested as of Year End	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years and Outstanding and Unvested as of Year End	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that were Forfeited in the Year	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2023	$1,476,966	$(269,558)	$—	$ 18,909	$—	$—	$1,226,317
2022	994,495	(272,340)	—	(54,289)	—	—	667,866
2021	2,052,134	372,284	—	11,596	—	—	2,436,014
2020	378,538	(487,886)	—	(71,551)	—	—	(180,899)

(3) The amounts in the column “Total Shareholder Return” (column (f)) are calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming reinvestment of all dividends, if any, and the difference between the Company’s share price at the end and the beginning of the measurement period by the Company’s share price at the beginning of the measurement period.

(4) Represents the weighted peer group Total Shareholder Return, weighted according to the respective companies’ stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the S&P Composite 1500 Apparel, Accessories & Luxury Goods.

(5) The dollar amounts reported represent the amount of net income reflected in the Company’s audited financial statements for the applicable year.

(6) Management defines and calculates Adjusted Operating Income as Operating Income as calculated under generally accepted accounting principles, excluding infrequent or extraordinary items. Adjusted Operating Income is a non-GAAP measure. A reconciliation of Operating Income to Adjusted Operating Income can be found in the Appendix to this Proxy Statement.


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Pay Versus Performance List of Important Financial Measures

The list below consists of our most important performance measures used to link "Compensation Actually Paid" to our NEOs for our performance, over the fiscal year ending December 30, 2023. These measures are used to determine annual incentive payouts and are also key metrics under our performance-based restricted stock awards. The performance measures included in this list are not ranked by relative importance:

- Net Sales
- Adjusted Operating Income
- Adjusted Diluted EPS
- Operating Cash Flow

Net Sales and Operating Cash Flow are calculated in accordance with generally accepted accounting principles. As noted above, management defines and calculates Adjusted Operating Income as Operating Income as calculated under generally accepted accounting principles, excluding infrequent or extraordinary items, and management defines Adjusted Diluted EPS as Diluted EPS as calculated under generally accepted accounting principles, excluding infrequent or extraordinary items.

Pay Versus Performance Descriptive Disclosure

Actual compensation paid ultimately depends on 1) the ability to meet the specific Company targets (net sales, adjusted operating income, adjusted diluted EPS, and operating cash flow) and/or the progress in meeting the specific Company targets and 2) the performance of the Company's stock price.

The following graph summarizes the relationship between Total Shareholder Return ("TSR") and executive compensation actually paid to the CEO and the Non-CEO NEOs and the relationship between TSR and the TSR of the Company's peer group over the last four completed years:


120
100
80
60
15,000
12,500
10,000
7,500
5,000
2,500
Total Shareholder Return
($100 invested on 1/1/2020)
Actual Pay (thousands)
2020
2021
2022
2023
PEO Actual Pay
NEO Average Actual Pay
TSR
Peer Group TSR

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The following graph summarizes the relationship between the adjusted operating income and net income performance measures included in the table and the executive compensation actually paid to the CEO and the Non-CEO NEOs over the last four completed years:


Financial Performance (thousands)
600,000
500,000
400,000
300,000
200,000
100,000
—
15,000
12,500
10,000
7,500
5,000
2,500
—
Actual Pay (thousands)
2020
2021
2022
2023
PEO Actual Pay
NEO Average Actual Pay
Net Income
Adjusted Operating Income

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS, AND CERTAIN CONTROL PERSONS

The Company has a written policy that requires all transactions with related persons required to be disclosed under Item 404(a) of Regulation S-K, promulgated under the Exchange Act, to be reviewed by our Chief Financial Officer and General Counsel (or their designees) with our Audit Committee and approved by our Audit Committee. There were no such transactions during fiscal 2023.

The Company considers the following to be related parties: any director or executive officer of the Company; any nominee for election as a director; any security holder who is known to the Company to own more than five percent of any class of the Company's voting securities; and any member of the immediate family of any of the parties listed above including such party's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and brothers and sisters-in-law.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS, AND EXECUTIVE OFFICERS

The following table sets forth the number of shares of Carter's common stock owned by each of the following parties as of the record date of March 20, 2024, or as of such other date as indicated: (a) each person known by Carter's to own beneficially more than five percent of the outstanding common stock; (b) our NEOs; (c) each director; and (d) all directors and executive officers as a group. Unless otherwise indicated below, the holder's address is 3438 Peachtree Road NE, Suite 1800, Atlanta, Georgia 30326.

Name of Beneficial Owner	Shares	Percent
The Vanguard Group, Inc. (1)	3,587,364	9.8%
BlackRock, Inc. (2)	3,173,822	8.7%
JPMorgan Chase & Co. (3)	3,131,878	8.5%
Michael D. Casey (4)	641,411	1.8%
Kendra D. Krugman (4)	87,300	0.2%
Richard F. Westenberger (4)	135,459	0.4%
Julie A. D'Emilio (4)	62,475	0.2%
Brian J. Lynch (4)	106,342	0.3%
Rochester Anderson, Jr. (5)	6,335	0.0%
Jeffrey H. Black (5)	6,335	0.0%
Hali Borenstein	10,145	0.0%
Luis Borgen (5)	6,703	0.0%
Jevin S. Eagle	15,867	0.0%
Mark P. Hipp	10,216	0.0%
William J. Montgoris	42,910	0.1%
Stacey S. Rauch (5)	6,335	0.0%
Gretchen W. Schar	10,773	0.0%
Stephanie P. Stahl (5)	6,335	0.0%
All directors, including nominees, and current executive officers as a group (19 persons) (4)	1,205,060	3.3%

* Indicates less than 1% of our common stock.

(1) This information is based on Schedule 13G/A, filed with the SEC on February 13, 2024. The Vanguard Group, Inc. has sole dispositive power covering 3,535,023 shares of our common stock. The Vanguard Group, Inc. has shared voting power covering 13,114 shares of our common stock and shared dispositive power covering 52,341 shares of our common stock. The address for The Vanguard Group, Inc. is 100 Vanguard Boulevard, Malvern, PA 19355.

(2) This information is based on Schedule 13G/A, filed with the SEC on January 25, 2024. BlackRock, Inc. has sole voting power covering 3,098,858 shares and sole dispositive power covering 3,173,822 shares of our common stock. The address for BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(3) This information is based on Schedule 13G/A, filed with the SEC on January 16, 2024. JPMorgan Chase & Co. has sole voting power covering 2,993,829 shares and sole dispositive power covering 3,131,601 shares of our common stock. JPMorgan Chase & Co. has shared voting power covering73 shares of our common stock and has shared dispositive power covering 99 shares of our common stock. The address for JPMorgan Chase & Co. is 383 Madison Avenue, New York, NY 10179.


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(4) This amount includes the (a) number of shares subject to exercisable stock options, including stock options that will become exercisable during the 60 days after March 20, 2024, and (b) shares of unvested restricted stock and unvested performance stock. See the detail for each NEO and all current executive officers as a group below.

Name	Owned & Vested Common Stock	Exercisable Stock Options	Restricted Common Stock	Unvested Performance Stock
Michael D. Casey	224,450	190,768	106,981	119,212
Kendra D. Krugman	21,184	14,628	31,440	20,048
Richard F. Westenberger	65,073	20,668	23,238	26,480
Julie A. D’Emilio	21,855	16,408	11,272	12,940
Brian J. Lynch	37,322	41,164	—	27,856
All current executive officers as a group	367,602	258,737	225,220	231,548

(5) Mr. Borgen (who holds 1,562 shares of restricted stock), and each of Messrs. Anderson and Black and Mses. Rauch and Stahl (who each hold 1,975 shares of restricted stock) are the only independent directors who hold restricted stock.

PROPOSAL NUMBER TWO
ADVISORY VOTE ON APPROVAL OF EXECUTIVE COMPENSATION

The Compensation Discussion and Analysis section of this proxy statement beginning on page 28 describes Carter's executive compensation program and the compensation decisions that the Compensation and Human Capital Committee and Board of Directors made in fiscal 2023 with respect to the compensation of Carter's NEOs.

Carter's is committed to achieving long-term, sustainable growth and increasing shareholder value. Carter's compensation program for its NEOs is designed to support these objectives and encourage strong financial performance on an annual and long-term basis by linking a significant portion of the NEOs' total direct compensation to Carter's performance in the form of incentive compensation.

The Board of Directors is asking shareholders to cast a non-binding, advisory vote **FOR** the following resolution:

> "RESOLVED, that the compensation paid to Carter's NEOs, as disclosed in Carter's Proxy Statement for the 2024 Annual Meeting of Shareholders, including the Compensation Discussion & Analysis, compensation tables and narrative discussion, is hereby APPROVED."

This proposal is commonly referred to as the "say-on-pay" vote and is required pursuant to Section 14A of the Exchange Act. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the policies and practices described in this proxy statement. Although the vote we are asking you to cast is non-binding, the Compensation & Human Capital Committee and the Board value the views of our shareholders and intend to consider the outcome of the vote when determining future compensation arrangements for our NEOs.

The Board recommends a vote FOR the approval of compensation of Carter's NEOs as disclosed in this proxy statement.

VOTE REQUIRED

Because this Proposal Number Two asks for a non-binding, advisory vote, there is no required vote that would constitute approval. We value the opinions expressed by our shareholders in this advisory vote, and our Compensation & Human Capital Committee will consider the outcome of the vote when designing our compensation programs and making future compensation decisions for our NEOs. Abstentions and broker non-votes, if any, will not have any impact on this advisory vote.


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AUDIT COMMITTEE REPORT

The Audit Committee reviews Carter's accounting, auditing, and financial reporting process on behalf of the Board. The Audit Committee's charter is available in the investor relations section of our website at ir.carters.com. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements, and for the public reporting process. PricewaterhouseCoopers LLP ("PwC"), Carter's independent registered public accounting firm, is responsible for expressing opinions on the conformity of Carter's audited consolidated financial statements with accounting principles generally accepted in the United States and on the effectiveness of Carter's internal control over financial reporting.

The Audit Committee has reviewed and discussed with management and PwC the audited consolidated financial statements for the fiscal year ended December 30, 2023 and PwC's evaluation of the effectiveness of Carter's internal control over financial reporting. The Audit Committee has discussed with PwC the matters that are required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T. The Audit Committee has received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC the firm's independence.

Based on the review and discussions referred to above, the Audit Committee recommended to our Board that the audited consolidated financial statements for the fiscal year ended December 30, 2023 be included in our Annual Report on Form 10-K for fiscal 2023 for filing with the SEC.

Submitted by the Audit Committee

Ms. Gretchen W. Schar, Chairperson
Mr. Jeffrey H. Black
Mr. Luis Borgen
Mr. Mark P. Hipp
Ms. Stacey S. Rauch

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate the Audit Committee Report by reference therein.

PROPOSAL NUMBER THREE
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed PwC to serve as Carter's independent registered public accounting firm for fiscal 2024. The Board is submitting the appointment of PwC as Carter's independent registered public accounting firm for shareholder ratification and recommends that shareholders ratify this appointment. The Board recommends that shareholders ratify this appointment at the Annual Meeting. Shareholder ratification of the appointment of PwC is not required by law or otherwise. The Board is submitting this matter to shareholders for ratification because the Board believes it to be a good corporate governance practice. If the shareholders do not ratify the appointment, the Audit Committee may reconsider whether or not to retain PwC. Even if the appointment is ratified, the Audit Committee may appoint a different independent registered public accounting firm at any time during the year if, in its discretion, it determines that such a change would be in Carter's best interest and that of Carter's shareholders. A representative of PwC is expected to virtually attend the Annual Meeting, and he or she will have the opportunity to make a statement and will be available to respond to appropriate questions. For additional information regarding Carter's relationship with PwC, please refer to the Audit Committee Report above.

The Audit Committee has also adopted policies and procedures for pre-approving all non-audit work performed by PwC. The Audit Committee has pre-approved the use, as needed, of PwC for specific types of services that fall within categories of non-audit services, including various tax services. The Audit Committee receives regular updates as to the fees associated with the services that are subject to pre-approval. Services that do not fall within a pre-approved category require specific consideration and pre-approval by the Audit Committee. All services rendered by PwC in the table below were pre-approved by the Audit Committee.

The aggregate fees that Carter's incurred for professional services rendered by PwC for fiscal years 2023 and 2022 were as follows:

	2023	2022
Audit Fees	$2,079,000	$2,279,700
Audit-Related Fees	—	92,000
Tax Fees	—	7,000
All Other Fees	4,500	4,500
Total Fees	$2,083,500	$2,383,200

- *Audit Fees* for fiscal years 2023 and 2022 were for professional services rendered for the integrated audit of the consolidated financial statements and internal control over financial reporting of Carter's, other auditing procedures related to the goodwill and intangible asset impairment testing, and related out-of-pocket expenses.
- *Audit-Related Fees* for fiscal year 2022 were for professional services to provide an assessment of certain elements of the implementation of new software. There were no audit-related fees for 2023.
- *Tax Fees* for fiscal year 2022 were for assistance with transfer pricing matters. There were no tax fees for fiscal 2023.
- *All Other Fees* for fiscal years 2023 and 2022 consisted of software license fees.

The Board recommends a vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal 2024.

VOTE REQUIRED

The approval of Proposal Number Three requires the affirmative vote of a majority of the votes properly cast at our Annual Meeting. Abstentions will not affect the outcome of this proposal. A broker or other nominee will generally have discretionary authority to vote on this proposal because it is considered a routine matter, and, therefore, we do not expect broker non-votes with respect to this proposal.



OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the Annual Meeting, other than the items referred to above. If any other matter is properly brought before the Annual Meeting for action by shareholders, proxies in the enclosed form returned to Carter's will be voted in accordance with the recommendation of the Board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

* * *

The following performance graph and return to shareholders information shown below are provided pursuant to Item 201(e) of Regulation S-K promulgated under the Exchange Act. The graph and information are not deemed to be "filed" under the Exchange Act or otherwise subject to liabilities thereunder, nor are they to be deemed to be incorporated by reference in any filing under the Securities Act or Exchange Act unless we specifically incorporate them by reference.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Carter's, Inc., the S&P 500 Index,
the S&P MidCap 400 Index and the S&P Composite 1500 Apparel, Accessories & Luxury Goods Index
$250
$200
$150
$100
$50
$0
12/18
3/19
6/19
9/19
12/19
3/20
6/20
9/20
12/20
3/21
6/21
9/21
12/21
3/22
6/22
9/22
12/22
3/23
6/23
9/23
12/23
Carter's, Inc.
S&P 500
S&P MidCap 400
S&P Composite 1500 Apparel, Accessories & Luxury Goods

*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

QUESTIONS AND ANSWERS ABOUT THE 2024 ANNUAL MEETING

1. Why am I receiving this proxy statement?

The Board of Directors (the “Board”) of Carter’s, Inc. (“we,” “us,” “our,” “Carter’s,” or the “Company”) is soliciting proxies for our virtual 2024 Annual Meeting of Shareholders on May 16, 2024 at 1:00 p.m. Eastern Time (the “Annual Meeting”). This proxy statement and accompanying proxy card are being mailed on or about April 4, 2024 to shareholders of record as of March 20, 2024, the record date (the “Record Date”) for the Annual Meeting.

You are receiving this proxy statement because you owned shares of Carter’s common stock on the Record Date and are therefore entitled to vote at the Annual Meeting. By use of a proxy, you can vote regardless of whether or not you virtually attend the Annual Meeting. This proxy statement provides information on the matters on which the Board would like you to vote so that you can make an informed decision.

2. What is the purpose of the Annual Meeting?

The purpose of the Annual Meeting is to address the following business matters:

1. Election of the 11 nominated directors (see page 22);
2. Advisory approval of the compensation for our named executive officers for 2023 (“NEOs”) (the “say-on-pay” vote) (see page 57);
3. Ratification of the appointment of PwC as Carter’s independent registered public accounting firm for fiscal 2024 (see page 59); and
4. All other business that may properly come before the meeting.

3. Who is asking for my vote?

Carter’s is soliciting your proxy on behalf of the Board and is paying for the costs of this solicitation and proxy statement.

4. Who can attend the virtual Annual Meeting?

All shareholders of record, or their duly appointed proxies, may attend the virtual Annual Meeting. Beneficial holders who hold shares “in street name” may also be admitted to the virtual Annual Meeting, provided they obtain the appropriate control number from their broker or other nominee in order to access the virtual meeting. As of the Record Date, there were 36,637,292 shares of common stock issued and outstanding.

In order to attend the Annual Meeting, you must register at www.proxydocs.com/CRI. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Annual Meeting and the ability to vote and submit questions during the Annual Meeting.

As part of the registration process, you must enter the control number located on your proxy card or voting instruction form. If you are a beneficial owner of shares registered in the name of a broker, bank or other nominee, you will also need to provide the registered name on your account and the name of your broker, bank or other nominee as part of the registration process.

On the day of the Annual Meeting, May 16, 2024, shareholders may begin to login to the virtual Annual Meeting fifteen minutes prior to the meeting, which will begin promptly at 1:00 p.m. Eastern Time.

5. How will the virtual meeting work?

We have designed the format of the Annual Meeting to provide our shareholders with the same rights and opportunities to participate as they would have at an in-person meeting.



During the Annual Meeting, we will hold a question and answer session during which we intend to answer questions submitted during the meeting that are pertinent to Carter's, as time permits, and in accordance with our Rules and Procedures for Conduct of the Annual Meeting. On the day of and during the Annual Meeting, you can view our Rules and Procedures for Conduct of the Annual Meeting and submit any questions on the virtual meeting platform by using your unique link included in the email that you will receive one hour prior to the start of the Annual Meeting. Answers to any questions not addressed during the meeting will be posted following the meeting on the Investor Relations page of our website at ir.carters.com. Questions and answers will be grouped by topic, and substantially similar questions will be answered only once. To promote fairness, efficiently use Carter's resources, and ensure all shareholder questions are able to be addressed, we will respond to no more than three questions from any single shareholder.

Prior to and during the Annual Meeting, we will have support available to assist shareholders with any technical difficulties they may have accessing or hearing the virtual meeting. The technical support telephone number will be included in the access email you will receive one hour prior to the start of the Annual Meeting.

6. WHAT ARE MY VOTING RIGHTS?

Each share of common stock is entitled to one vote on each matter submitted to shareholders at the Annual Meeting.

7. WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER "IN STREET NAME"?

If your shares are registered directly in your name with the Company's transfer agent, Equiniti Trust Company, you are considered the shareholder of record for these shares. As the shareholder of record, you have the right to grant your voting proxy directly to the person(s) listed on your proxy card or vote in person (virtually) at the Annual Meeting.

If your shares are held in a brokerage account or through another nominee, such as a trustee, you are considered the beneficial owner of shares held "in street name." These proxy materials are being forwarded to you together with a voting instruction card. As a beneficial owner, you have the right to direct your broker or other nominee how to vote, and you are also invited to attend the Annual Meeting. Because you are a beneficial owner and not the shareholder of record, you may not vote your shares virtually at the Annual Meeting unless you obtain a proxy from the broker or other nominee that holds your shares. Your broker or other nominee should have provided directions for you to instruct the broker or nominee on how to vote your shares.

8. WHAT IS A BROKER NON-VOTE?

If you are a beneficial owner whose shares are held "in street name" and you do not provide voting instructions to your broker, your shares will not be voted on any proposal as to which the broker does not have discretionary authority to vote. This is called a "broker non-vote." Your broker **only** has discretionary authority to vote on Proposal Number Three. Therefore, your broker will not have discretion to vote on any other proposal unless you specifically instruct your broker how to vote your shares by returning your completed and signed voting instruction card.

9. WHAT CONSTITUTES A QUORUM?

A quorum is the minimum number of shares required to be present to transact business at the Annual Meeting. Pursuant to Carter's Bylaws, the virtual presence at the Annual Meeting, by proxy, or by remote communication of the holders of at least a majority of the shares issued and outstanding and entitled to vote at the Annual Meeting will constitute a quorum. Broker non-votes and abstentions will be counted as shares that are present at the meeting for purposes of determining a quorum. If a quorum is not present, the meeting will be adjourned until a quorum is obtained.

10. What are my choices when casting a vote with respect to the election of the eleven nominated directors, and what vote is needed to elect the director nominees?

In voting on the election of the director nominees (“Proposal Number One”), shareholders may:

1. vote for any of the nominees;
2. vote against any of the nominees; or
3. abstain from voting on any of the nominees.

Pursuant to our Bylaws, a nominee will be elected if the number of votes properly cast “for” such director nominee exceed the number of votes cast “against” that nominee. Any nominee not receiving such majority, who is then serving as a director, must tender his or her resignation for consideration by the Board. Any nominee appointed to the Board, subject to shareholder approval, will not have been elected as a director at the Annual Meeting. Abstentions and broker non-votes will not have any impact on the outcome of this vote.

11. What are my choices when casting an advisory vote on approval of compensation of Carter’s NEOs, commonly referred to as the “say-on-pay” vote, and what vote is needed to approve this proposal?

In voting on the compensation of Carter’s NEOs (“Proposal Number Two”), shareholders may:

1. vote for the approval of compensation of Carter’s NEOs, on an advisory basis, as described in this proxy statement;
2. vote against the approval of compensation of Carter’s NEOs, on an advisory basis, as described in this proxy statement; or
3. abstain from voting on compensation of Carter’s NEOs, on an advisory basis, as described in this proxy statement.

Because Proposal Number Two asks for a non-binding, advisory vote, there is no required vote that would constitute approval. We value the opinions expressed by our shareholders in this advisory vote, and our Compensation & Human Capital Committee will consider the outcome of the vote when evaluating our compensation programs and making future compensation decisions for our NEOs. Abstentions and broker non-votes, if any, will not have any effect on this advisory vote.

12. What are my choices when voting on the ratification of the appointment of PwC as the Company’s independent registered public accounting firm for fiscal 2024, and what vote is needed to approve this proposal?

In voting on the ratification of PwC (“Proposal Number Three”), shareholders may:

1. vote to ratify PwC’s appointment;
2. vote against ratifying PwC’s appointment; or
3. abstain from voting on ratifying PwC’s appointment.

The approval of Proposal Number Three requires the affirmative vote of a majority of the votes properly cast at our Annual Meeting. Abstentions are not considered votes cast and thus will not affect the outcome of this proposal. A broker or other nominee will generally have discretionary authority to vote on this proposal because it is considered a routine matter, and, therefore, we do not expect broker non-votes with respect to this proposal.


carter's

13. HOW DOES THE BOARD RECOMMEND THAT I VOTE?

The Board recommends a vote:

FOR the election of the 11 nominated directors (Proposal Number One);

FOR the approval of the compensation of Carter's NEOs, on an advisory basis, as described in this proxy statement (Proposal Number Two); and

FOR the ratification of the appointment of PwC (Proposal Number Three).

14. HOW DO I VOTE?

You may hold Company shares in multiple accounts and therefore receive more than one set of the proxy materials. To ensure that all of your shares are voted, please submit your proxy or voting instructions for each account for which you have received a set of the proxy materials.

Shares Held of Record. If you hold your shares in your own name as a holder of record with our transfer agent, Equiniti Trust Company, you may authorize that your shares be voted at the Annual Meeting in one of the following ways:

By Internet	If you received a printed copy of the proxy materials, follow the instructions on the proxy card.
By Telephone	If you received a printed copy of the proxy materials, follow the instructions on the proxy card.
By Mail	If you received a printed copy of the proxy materials, complete, sign, date, and mail your proxy card in the enclosed, postage-prepaid envelope.
Virtual Attendance	You may also vote by attending the meeting virtually through www.proxydocs.com/CRI. To attend the Annual Meeting and vote your shares, you must register for the Annual Meeting and provide the control number located on your proxy card.

Shares Held in Street Name. If you hold your shares through a broker, bank or other nominee (that is, in street name), you will receive instructions from your broker, bank or nominee that you must follow in order to submit your voting instructions and have your shares voted at the Annual Meeting. If you want to vote in person (virtually), you must register in advance at www.proxydocs.com/CRI. You may be instructed to obtain a legal proxy from your broker, bank or other nominee and to submit a copy in advance of the meeting. Further instructions will be provided to you as part of your registration process.

Even if you plan to attend the Annual Meeting, we recommend that you submit your proxy or voting instructions in advance of the meeting as described above so that your vote will be counted if you later decide not to attend or are unable to attend.

15. CAN I CHANGE MY VOTE AFTER I RETURN MY PROXY CARD?

Yes. If you are a shareholder of record, you may revoke your proxy at any time before it is exercised in any of the following three methods:

- by submitting written notice of revocation to Mr. Robinson at Carter's address set forth in the 2024 Notice of Annual Meeting;
- by submitting another proxy by telephone, over the Internet, or by mail that is later dated and, if by mail, that is properly signed; or
- by voting at the virtual Annual Meeting.

If you hold your shares through a broker or other nominee and would like to change your voting instructions, please review the directions provided to you by that broker or nominee.

16. May I vote confidentially?

Yes. Our policy is to keep your individual votes confidential, except as appropriate to meet legal requirements, to allow for the tabulation and certification of votes, or to facilitate proxy solicitation.

17. Who will count the votes?

A representative of Mediant, Inc. will count the votes and act as the inspector of election for the Annual Meeting.

18. What happens if additional matters are presented at the Annual Meeting?

As of the date of this proxy statement, the Board knows of no matters other than those set forth herein that will be presented for determination at the Annual Meeting. If, however, any other matters properly come before the Annual Meeting and call for a vote of shareholders, the Board intends proxies to be voted in accordance with the judgment of the proxy holders.

19. Where can I find the voting results of the Annual Meeting?

We intend to announce preliminary voting results at the Annual Meeting and publish final results in our current report on Form 8-K within four business days after the Annual Meeting.

20. What Is "householding" of the Annual Meeting materials?

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy statements with respect to two or more shareholders sharing the same address, by delivering a single proxy statement to those shareholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for shareholders and cost savings for companies. Carter's and some brokers "household" proxy materials, delivering a single proxy statement and annual report to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, or if you are receiving multiple copies of the proxy statement and annual report and wish to receive only one, please notify your broker if your shares are held in a brokerage account, or Carter's if you hold shares registered directly in your name. You can notify Carter's by sending a written request to Mr. Robinson at Carter's address set forth in the 2024 Notice of Annual Meeting or by calling us at (678) 791-0114.

21. How may I obtain a copy of carter's Annual Report?

A copy of our fiscal 2023 Annual Report on Form 10-K (the "Annual Report") accompanies this proxy statement and is available at https://ir.carters.com/financial-information/annual-reports. Shareholders may also obtain a free copy of our Annual Report by sending a request in writing to Mr. Robinson at Carter's address at 3438 Peachtree Road NE, Suite 1800, Atlanta, Georgia 30326, or by calling us at (678) 791-0114.

22. How do I submit a proposal or nominate a director candidate for the 2025 annual meeting?

Any shareholder proposals or director nominations must be submitted in writing to our Corporate Secretary c/o Carter's, Inc., 3438 Peachtree Road NE, Atlanta, Georgia 30326. Additional details for those submissions are as follows.



Shareholder Proposals

This section relates to shareholder proposals for the 2025 Annual Meeting other than director nominations. If you wish to nominate a director candidate, please see the section that follows under the heading "Nomination of Director Candidates". The deadlines and requirements for submitting a shareholder proposal depend on whether the shareholder seeks to have the proposal included in the 2025 Proxy Statement using Rule 14a-8 under the Exchange Act:

- **Proposals of Business Not Using Rule 14a-8**: Under our Bylaws, if a shareholder wants to propose an item of business to be considered at the 2025 Annual Meeting, the shareholder must give advance written notice to our Corporate Secretary, which must be received no earlier than the close of business on January 16, 2025 and no later than the close of business on February 15, 2025. If, however, our 2025 Annual Meeting is held more than 30 days before or after May 16, 2025 (the one-year anniversary of our 2024 Annual Meeting), the notice must be received no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of (1) the 90th day before such annual meeting or (2) the tenth day following the date on which the public announcement of the date of such meeting is first made by Carter's. The advance written notice must comply with all applicable statutes and regulations, as well as certain other provisions contained in our Bylaws, which generally require the shareholder to provide a brief description of the proposed business, reasons for proposing the business, and certain information about the shareholder and Carter's securities held by the shareholder.
- **Proposals of Business Using Rule 14a-8**: A shareholder who wants to propose an item of business to be included in our 2025 Proxy Statement using Rule 14a-8 must follow the procedures provided in Rule 14a-8. In addition, the proposal must be received by our Corporate Secretary by December 8, 2024.

Nomination of Director Candidates

This section relates to nomination of directors candidates. The deadlines and requirements for director candidates recommended for consideration or nominated by a shareholder are as follows:

- **Recommending a Candidate for Nominating & Corporate Governance Committee Consideration**: Any shareholder who wishes to recommend a candidate for our Nominating & Corporate Governance committee to consider nominating as a director at the 2025 Annual Meeting should submit a written request and related information to our Corporate Secretary no later than December 31, 2024 in order to allow for sufficient time to consider the recommendation.
- **Directly Nominating a Director Candidate Under our Bylaws**: Under our Bylaws, if a shareholder plans to directly nominate a person as a director at the 2025 Annual Meeting, the shareholder must give advance written notice of the director nomination to our Corporate Secretary, which must be received no earlier than the close of business on January 16, 2025 and no later than the close of business on February 15, 2025. If, however, our 2025 Annual Meeting is held more than 30 days before or after May 16, 2025 (the one-year anniversary of our 2024 Annual Meeting), the notice must be received no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of (1) the 90th day before such annual meeting or (2) the tenth day following the date on which the public announcement of the date of such meeting is first made by Carter's. The notice must comply with all applicable statutes and regulations, as well as certain other provisions contained in our Bylaws, which generally require the shareholder to provide certain information about the proposed nominee, the shareholder, and Carter's securities held by the shareholder, the nominee, and associated persons. In addition to satisfying those advance notice and other requirements in our Bylaws within the window set forth above, any shareholder who intends to solicit proxies in support of director nominees other than the Board's nominees must comply with the Universal Proxy Rules set forth in Rule 14a-19 under the Exchange Act.

23. WHAT DO YOU MEAN BY FISCAL YEARS IN THIS PROXY STATEMENT?

Our fiscal year ends on the Saturday, in December or January, nearest the last day of December, resulting in an additional week of results every five or six years. Fiscal 2023 (which ended on December 30, 2023), Fiscal 2022 (which ended on December 31, 2022), and Fiscal 2021 (which ended on January 1, 2022) contained 52 weeks. Fiscal 2024 (which will end on December 28, 2024) will contain 52 weeks and Fiscal 2025 (which will end on January 3, 2026) will contain 53 weeks.

24. WHO CAN HELP ANSWER MY QUESTIONS?

If you have any questions about the Annual Meeting or how to submit or revoke your proxy, or to request an invitation to the Annual Meeting (which is being held virtually), contact Mr. Robinson at Carter's address set forth in the 2024 Notice of Annual Meeting or by calling us at (678) 791-0114.


carter's

APPENDIX

Reconciliation of NON-GAAP Financial Measures to GAAP Measures

We have provided non-GAAP adjusted operating income and diluted net income per common share measures, which exclude certain items presented below. We believe that this information provides a meaningful comparison of our results and affords investors a view of what management considers to be our core performance, and we also, from time to time, use some of these non-GAAP measures, such as adjusted operating income, as performance metrics in awards under our annual and long-term incentive compensation plans. These measures are not in accordance with, or an alternative to, generally accepted accounting principles in the U.S. (GAAP). The most comparable GAAP measures are operating income and diluted net income per common share, respectively. Adjusted operating income and diluted net income per common share should not be considered in isolation or as a substitute for analysis of our results as reported in accordance with GAAP. Other companies may calculate adjusted operating income and diluted net income per common share differently than we do, limiting the usefulness of the measure for comparisons with other companies

	Fiscal Year Ended							
	December 30, 2023		December 31, 2022		January 1, 2022		January 2, 2021 (*)	
(In millions, except earnings per share)	Operating Income	Diluted Net Income per Common Share	Operating Income	Diluted Net Income per Common Share	Operating Income	Diluted Net Income per Common Share	Operating Income	Diluted Net Income per Common Share
As reported (GAAP)	**$323.4**	**$ 6.24**	**$379.2**	**$6.34**	**$497.1**	**$ 7.81**	**$189.9**	**$2.50**
Organizational restructuring[1]	4.4	0.09	—	—	2.4	0.04	16.6	0.29
Legal settlement[2]	—	(0.14)	—	—	—	—	—	—
Loss on extinguishment of debt[3]	—	—	—	0.38	—	—	—	—
Intangible asset impairment[4]	—	—	9.0	0.17	—	—	26.5	0.46
COVID-19 expenses [5]	—	—	—	—	3.9	0.07	21.4	0.37
Retail store operating leases and other long-lived asset impairments, net [6]	—	—	—	—	(2.6)	(0.05)	7.6	0.13
Goodwill impairment [7]	—	—	—	—	—	—	17.7	0.40
As adjusted	**$327.8**	**$ 6.19**	**$388.2**	**$6.90**	**$500.8**	**$ 7.87**	**$279.8**	**$4.16**

(*) Fiscal year 2020 included 53 weeks, compared to 52 weeks in fiscal 2023, 2022, and 2021.
(1) Related to charges for organizational restructuring and related corporate office lease amendment actions in fiscal 2023. Fiscal 2021 and 2020 amounts relate to certain lease exit, severance and related costs resulting from restructuring actions (not related to COVID-19).
(2) In fiscal 2023, a pre-tax adjustment of approximately $6.9 million ($5.3 million net of tax, or $0.14 per diluted share) was made related to a gain on a court-approved settlement in December 2023.
(3) In fiscal 2022, a pre-tax adjustment of approximately $19.9 million ($15.2 million net of tax, or $0.38 per diluted share) was made related to a loss on extinguishment of debt in fiscal 2022.
(4) Related to the write-down of the *Skip Hop* tradename asset in fiscal 2022. Fiscal 2020 write-down relates to *OshKosh* and *Skip Hop* tradename assets.
(5) Net expenses incurred due to the COVID-19 pandemic.
(6) Impairments include an immaterial gain on the remeasurement of retail store operating leases.
(7) Goodwill impairment charge recorded in the International segment.

Note: Results may not be additive due to rounding.

carter's, inc.

Form 10-K

2023 Annual Report



[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 30, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number:

001-31829

CARTER’S, INC.

(Exact name of registrant as specified in its charter)

Delaware	**13-3912933**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Phipps Tower
3438 Peachtree Road NE, Suite 1800
Atlanta, Georgia 30326
(Address of principal executive offices, including zip code)
(678) 791-1000
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value $0.01 per share	CRI	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐
Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The approximate aggregate market value of the voting stock held by non-affiliates of the registrant as of the last business day of the registrant’s most recently completed second fiscal quarter, based upon the closing sale price of the registrant’s common stock on July 1, 2023 as reported on the New York Stock Exchange was $2,614,562,313. For purposes of the foregoing calculation only, which is required by Form 10-K, the registrant has included in the shares owned by affiliates those shares owned by directors and executive officers of the registrant, and such inclusion shall not be construed as an admission that any such person is an affiliate for any purpose.

As of February 20, 2024, there were 36,480,603 shares of the registrant’s common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A relating to the Annual Meeting of shareholders of Carter’s, Inc., scheduled to be held on May 16, 2024, will be incorporated by reference in Part III of this Form 10-K. Carter’s, Inc. intends to file such proxy statement with the Securities and Exchange Commission not later than 120 days after its fiscal year ended December 30, 2023.

CARTER'S, INC.
INDEX TO ANNUAL REPORT ON FORM 10-K
FOR FISCAL YEAR ENDED DECEMBER 30, 2023

Statements contained in this annual report that are not historical fact and use predictive words such as "estimates", "outlook", "guidance", "expect", "believe", "intend", "designed", "target", "plans", "may", "will", "are confident" and similar words are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). These forward-looking statements and related assumptions involve risks and uncertainties that could cause actual results and outcomes to differ materially from any forward-looking statements or views expressed in this press release. These risks and uncertainties include, but are not limited to, those discussed in the subsection entitled "Risk Factors" under Part I, Item 1A, of this Annual Report on 10-K, and otherwise in our reports and filings with the Securities and Exchange Commission, as well as the following factors: risks related to public health crises, such as the COVID-19 pandemic; changes in global economic and financial conditions, and the resulting impact on consumer confidence and consumer spending, as well as other changes in consumer discretionary spending habits; continued inflationary pressures with respect to labor and raw materials and global supply chain constraints that have, and could continue, to affect freight, transit, and other costs; risks related to geopolitical conflict, including ongoing geopolitical challenges between the United States and China, the ongoing hostilities in Ukraine, Israel, and the Red Sea region, acts of terrorism, mass casualty events, social unrest, civil disturbance or disobedience; risks related to a shutdown of the U.S. government; financial difficulties for one or more of our major customers; an overall decrease in consumer spending, including, but not limited to, decreases in birth rates; our products not being accepted in the marketplace and our failure to manage our inventory; increased competition in the market place; diminished value of our brands; the failure to protect our intellectual property; the failure to comply with applicable quality standards or regulations; unseasonable or extreme weather conditions; pending and threatened lawsuits; a breach of our information technology systems and the loss of personal data; increased margin pressures, including increased cost of materials and labor and our inability to successfully increase prices to offset these increased costs; our foreign sourcing arrangements; disruptions in our supply chain, including increased transportation and freight costs; the management and expansion of our business domestically and internationally; the acquisition and integration of other brands and businesses; changes in our tax obligations, including additional customs, duties or tariffs; fluctuations in foreign currency exchange rates; risks associated with corporate responsibility issues; our ability to achieve our forecasted financial results for the fiscal year; our continued ability to declare and pay a dividend and conduct share repurchases in future periods; our planned opening and closing of stores during the fiscal year. Except for any ongoing obligations to disclose material information as required by federal securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. The inclusion of any statement in this Annual Report on Form 10-K does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.

PART I

Unless the context indicates otherwise, in this filing on Form 10-K, "Carter's," the "Company," "we," "us," "its," and "our" refers to Carter's, Inc. and its wholly owned subsidiaries.

Our market share data is based on information provided by Circana, LLC (formerly the NPD Group, Inc.). Circana, LLC. ("Circana") data is based upon Consumer Panel Track℠ (consumer-reported sales) calibrated with selected retailers' point of sale data for children's apparel in the United States ("U.S.") and represents the twelve-month period ended December 2023.

Unless otherwise indicated, references to market share in this Annual Report on Form 10-K are expressed as a percentage of total retail sales of the stated market. Some Circana market share data is presented based on age segments. The baby and young children's apparel market in which we compete includes apparel products for ages zero to 10 and is divided into the zero to two-year-old baby market, the three- to four-year-old toddler market, and the five- to 10-year-old kids market. Note that Carter's defines its product offerings by sizes: baby (sizes newborn to 24 months), toddlers (sizes 2T to 5T), and kids (sizes 4-14). In addition, other Circana market share data is presented based on Circana's definition of the baby and playclothes categories, which is different from Carter's definitions of these categories.

Certain Circana data cited in prior Annual Reports on Form 10-K were based on an alternate methodology no longer employed by Circana and are not comparable to the current year presentation.

Our trademarks that are referred to in this Annual Report on Form 10-K, including *Carter's*, *OshKosh B'gosh, OshKosh*, *Baby B'gosh*, *Skip Hop*, *Child of Mine*, *Just One You*, *Simple Joys*, *Little Planet*, *Carter's KID*, and *My Rewarding Moments*, many of which are registered in the United States and in over 100 other countries and territories, are each the property of one or more subsidiaries of Carter's, Inc.

The Company's fiscal year ends on the Saturday in December or January nearest December 31. Every five or six years, our fiscal year includes an additional 53rd week of results. Fiscal 2023 ended on December 30, 2023, fiscal 2022 ended on December 31, 2022, and fiscal 2021 ended on January 1, 2022. All three fiscal years contained 52 calendar weeks.

ITEM 1. BUSINESS

Overview

We are the largest branded marketer of young children's apparel in North America. We own two of the most highly recognized and trusted brand names in the children's apparel market, *Carter's* and *OshKosh B'gosh* (or "*OshKosh*"). We also own *Skip Hop*, a leading young children's lifestyle brand, *Little Planet*, a brand focused on organic fabrics and sustainable materials, and exclusive *Carter's* brands developed for Amazon, Target, and Walmart.

Established in 1865, our *Carter's* brand is recognized and trusted by consumers for high-quality apparel and accessories for children in sizes newborn to 14.

Established in 1895, *OshKosh* is a well-known brand, trusted by consumers for high-quality apparel and accessories for children in sizes newborn to 14, with a focus on playclothes for toddlers and young children. We acquired *OshKosh* in 2005.

Established in 2003, the *Skip Hop* brand rethinks, reenergizes, and reimagines durable necessities to create higher value, superior quality, and top-performing products for parents, babies, and toddlers. We acquired *Skip Hop* in 2017.

Launched in 2021, the *Little Planet* brand focuses on sustainable clothing through the sourcing of mostly organic cotton as certified under the Global Organic Textile Standard ("GOTS"), a global textile processing standard for organic fibers. This brand includes a wide assortment of baby and toddler apparel, accessories, and sleepwear.

Additionally, *Child of Mine*, an exclusive *Carter's* brand, is sold at Walmart, *Just One You*, an exclusive *Carter's* brand, is sold at Target, and *Simple Joys*, an exclusive *Carter's* brand, is available on Amazon.

Our mission is to serve the needs of all families with young children, with a vision to be the world's favorite brands in young children's apparel and related products. We believe our brands are complementary to one another in product offering and aesthetic. Each brand is uniquely positioned in the marketplace and offers great value to families with young children. The baby and young children's apparel market, ages zero to 10, in the U.S. is approximately $28 billion as of December 2023. In this market, our *Carter's* brands, including our exclusive brands, hold the #1 position with over 9% market share and our *OshKosh* brand has approximately 1% market share as of December 2023.

Our multichannel global business model, which includes retail stores, eCommerce, and wholesale distribution channels, as well as omni-channel capabilities in the United States and Canada, enables us to reach a broad range of consumers around the world. At the end of fiscal 2023, our channels included 1,034 company-owned retail stores, eCommerce websites, approximately 19,350 wholesale locations in North America, as well as our international wholesale accounts and licensees who operate in over 1,100 locations outside of North America in over 90 countries.

Our three business segments are: U.S. Retail, U.S. Wholesale, and International. These segments are our operating and reporting segments. Our U.S. Retail segment consists of revenue primarily from sales of products in the United States through our retail stores and eCommerce websites. Similarly, our U.S. Wholesale segment consists of revenue primarily from sales in the United States of products to our wholesale partners. Our International segment consists of revenue primarily from sales of products outside the United States, largely through our retail stores and eCommerce websites in Canada and Mexico, and sales to our international wholesale customers and licensees. Additional financial and geographical information about our business segments is contained in Item 8 "Financial Statements and Supplementary Data" and under Note 18, *Segment Information*, to the consolidated financial statements.

Strategy

We have extensive experience in the young children's apparel and accessories market and focus on delivering products that satisfy our consumers' needs. Our long-term growth strategy focuses on three key strategic priorities:

- *Provide the Best Value and Experience in Young Children's Apparel* — We own two of the best known and trusted brands in young children's apparel – *Carter's* and *OshKosh B'gosh*. With over 100 years of rich history, these iconic brands have well-earned reputations for quality and value with generations of consumers, which has contributed to our leading market share in North America. Our omnichannel capabilities include retail stores located in open-air center, outlet, and mall locations as well as a highly rated website, which together provide the broadest and best expression of our assortment in the marketplace. These channels are fully integrated in the U.S. and Canada and provide convenience for consumers, to include same-day and curbside pickup of online purchases.

- *Leverage Our Market-Leading Distribution Capabilities* — Our global, multichannel business model is unique. No other children's apparel company in the world has our combined strength in wholesale, retail store, and online capabilities. We are the largest specialty retailer in North America focused on young children's apparel, with over 1,000 Company-operated stores and dedicated websites in the United States, Canada, and Mexico. In wholesale, we are the largest supplier of young children's apparel to the largest retailers in North America. We have the most extensive distribution of childrenswear – our brands are sold in more than 19,350 retail locations in North America and through our wholesale customers' websites. Our global distribution capabilities are further strengthened through our relationships with multi-national retailers and other wholesale partners with over 1,100 points of distribution, and over 100 global websites.

- *Drive Shareholder Value Through Profitability, Cash Flow, and Return of Excess Capital* — We believe we possess a resilient business model, which historically has resulted in double-digit operating margins, strong operating cash flow, low balance sheet leverage, and meaningful liquidity. In recent years we have benefited from structural changes to our business, which included focusing our efforts on fewer, better, and higher margin sales, reducing lower margin-product choices, closing over 100 low-margin stores, remaining lean on inventory and staffing, and focusing our marketing investments on brand building versus margin-erosive promotions. We believe these changes, along with planned improvements in marketing effectiveness, localized product offerings, and improved digital capabilities, will continue to support our margin, cash flow, and return of capital objectives. Cumulatively over the past 10 years, we have generated $3.5 billion in operating cash flow, invested approximately $0.7 billion in capital expenditures, and returned $2.5 billion to our shareholders through dividends and share repurchases.

Our Brands

Carter's* & *OshKosh B'gosh

Our *Carter's* and *OshKosh* product offerings include apparel and accessories for babies (sizes newborn to 24 months), toddlers (sizes 2T to 5T), and kids (sizes 4-14).

For our *Carter's* brands, our focus is on essential and fashion apparel products for babies and young children, including bodysuits, layette essentials, sleep and play, pants, tops and t-shirts, multi-piece sets, dresses, and sleepwear. We attribute our leading market position to our strong value proposition, brand strength, distinctive design, and commitment to quality, as well as our broad wholesale distribution channel that includes successful and long-standing relationships with leading global and national retailers. Our marketing programs are targeted toward first-time parents, experienced parents, and gift-givers. Our core baby product line provides families with essential products and accessories, including value-focused multi-piece sets. We also have three exclusive *Carter's* brands: our *Child of Mine* brand, which is sold at Walmart, our *Just One You* brand, which is sold at Target, and our *Simple Joys* brand, which is available on Amazon.

Carter's is the leading brand in the zero to 10-year-old market in the United States, with particular strength in the zero to two-year-old segment. As of December 2023, our multichannel business model enabled our *Carter's* brands to maintain a leading market share of over 9% in the zero to 10-year-old market. Our *Carter's* brands maintained the leading market position with approximately 20% in the zero to two-year-old baby market and maintained its leading market position with approximately 10% in the three to four-year-old toddler market. Our *Carter's* brands also have an approximately 3% market share in the five to ten-year-old kid market.

The focus of the *OshKosh* brand is high-quality playclothes, including denim jeans, overalls, core bottoms, knit tops, t-shirts, and layering pieces for everyday use, primarily targeted at toddlers and young children. We believe our *OshKosh* brand has significant brand name recognition, which consumers associate with high-quality, durable, and authentic playclothes for young children. As of December 2023, our *OshKosh* brand's market share was approximately 1% of the zero to 10-year-old apparel market in the United States.

For both our *Carter's* and *OshKosh* brands, we employ cross-functional teams to develop our product assortments. Team members from merchandising, art, design, sourcing, product development, and planning follow a disciplined development process. We believe this approach, which includes consumer research, value engineering, and rigorous attention to detail, results in compelling consumer product offerings, increases consumer response, and supports efficient and productive operations.

We are focused on strengthening our brands with consumers by differentiating our products through fabric softness, on-trend styling, updated packaging and presentation strategies, and consumer-facing marketing. We also place importance on differentiating our brand experience through in-store fixturing, branding, signage, photography, and advertising across all of our global channels of distribution.

Licensed Products

We license our *Carter's*, *OshKosh*, *Child of Mine*, *Just One You*, *Simple Joys*, and *Little Planet* brands to various licensed partners in order to expand our product offerings into additional product categories such as footwear, outerwear, accessories (such as hair accessories and jewelry), toys, paper goods, home décor, cribs and baby furniture, and bedding. These licensed partners develop and sell our branded products through multiple sales channels, while leveraging our brand strength, customer relationships, and designs. Licensed products provide our customers with a range of lifestyle products that complement and expand upon our baby and young children's apparel offerings. Our license agreements require strict adherence to our quality and compliance standards and provide for a multi-step product approval process. We work in conjunction with our licensing partners in the development of our branded products to aim to ensure consistency across product offerings with our brand vision of high-quality products at market-leading value.

We also partner with other brand owners to further expand our retail apparel product offerings, including a range of licensed sports and character t-shirts, bodysuits, and sleepwear.

Skip Hop

Under our *Skip Hop* brand, we design, source, and market products that are sold primarily to expectant parents and families with young children. Our *Skip Hop* brand is best known for kid's bags, home gear, and products for playtime, mealtime, bath time, and travel, and combines innovative functionality with attractive design.

We believe *Skip Hop* is a global lifestyle brand. *Skip Hop*'s core philosophy and positioning revolves around its brand promise — "*Must-Haves * Made Better.*" This reflects the brand's goal of creating innovative, smartly designed, and highly functional essentials for parents, babies, and toddlers. The *Skip Hop* team includes both in-house design and creative teams, each of which is dedicated to meeting that goal. We carry *Skip Hop* branded products in our retail stores and on our eCommerce site, and have made investments in in-store fixturing, branding, and signage, along with digital advertising, to further strengthen the position of the *Skip Hop* brand.

Little Planet

Our *Little Planet* brand launched in 2021 and is a primarily organic and sustainable apparel brand created to serve a growing consumer need for beautiful heirloom-quality baby and toddler products developed using sustainable materials. The assortment of products includes sleepwear, swimwear, outerwear, bedding, accessories, and toys. *Little Planet* products are primarily sold through our eCommerce site, our retail stores, and in the wholesale channel at Target.

Sales Channels

We sell our *Carter's*, *OshKosh*, *Skip Hop*, and *Little Planet* branded products through multiple channels, both in the United States and globally.

U.S. Retail

Our U.S. Retail segment includes sales of our products through our U.S. retail stores and eCommerce sites, including through our omni-channel capabilities to allow our customers to experience our brands as a seamless shopping experience in the channel of their choice.

Our U.S. retail stores are generally located in high-traffic open-air shopping centers and malls in or near major cities or in outlet centers that are near densely-populated areas. We believe our brand strength, product assortment, shopping experience, and high quality service have made our retail stores a destination for consumers seeking children's apparel and accessories.

Each of our stores carries an assortment of *Carter's*, *OshKosh*, and/or *Skip Hop* branded products, as well as other products, including *Little Planet* branded products, depending on the store and location. As of the end of fiscal 2023, the square footage of our stores ranged from approximately 4,300 to 7,300 square feet, with an average of approximately 5,000 square feet per location. As of the end of fiscal 2023, in the United States we operated 792 stores.

We regularly assess potential new retail store locations and existing store closures based on demographic factors, retail adjacencies, competitive factors, population density, and growth projections as part of a rigorous real estate portfolio optimization process.

We also sell our products through our U.S. eCommerce websites at www.carters.com, www.oshkosh.com, and www.skiphop.com, and through our mobile app.

We focus on the customer experience through store and eCommerce website design, visual aesthetics, clear product presentation, and exceptional customer service. Our eCommerce websites also feature product recommendations and online-only offerings.

We strive to create a seamless omni-channel experience between our retail stores and our eCommerce websites. Customers can choose to have eCommerce purchases shipped directly to them (same-day shipping available in select markets), to pick-up the purchases in a store (buy-online, pick-up in-store), or through our curbside pick-up services. eCommerce purchases, including from our eCommerce websites and mobile app, may be shipped from one of our distribution facilities or from a retail store (buy-online, deliver-from-store). Store purchases are primarily fulfilled from each store's inventory, but our in-store buy-online services offer our broadest assortment to be shipped to a customer from one of our distribution facilities or from another retail store. In fiscal 2022, we began utilizing Radio Frequency Identification ("RFID") technology in our stores. This technology helps us to improve our management of inventory and allows us to fulfill more omni-channel orders more effectively.

U.S. Wholesale

Our U.S. Wholesale segment includes sales of our products to our U.S. wholesale customers.

Our *Carter's* brand wholesale customers in the United States include major retailers, such as, in alphabetical order, Costco, JCPenney, Kohl's, Macy's, and Sam's Club. Additionally, our *Child of Mine* exclusive brand is sold at Walmart, our *Just One You* exclusive brand is sold at Target, and our *Simple Joys* exclusive brand is available on Amazon.

Our *OshKosh* brand wholesale customers in the United States include major retailers, such as, in alphabetical order, Amazon and Target.

Our *Skip Hop* brand wholesale customers in the United States include major retailers, such as, in alphabetical order, Amazon, Target, and Walmart.

We collaborate with our wholesale customers to provide a consistent and high-level of service, and to drive growth through eCommerce, replenishment, product mix, and brand presentation initiatives. We also have frequent meetings with the senior management of key accounts to align on strategic growth plans.

Our largest wholesale customer accounted for approximately 10.4% of consolidated net sales in fiscal 2023.

International

Our International segment includes sales of our products through our retail stores and eCommerce sites in Canada and Mexico. As of the end of fiscal 2023, in Canada we operated 188 co-branded *Carter's* and *OshKosh* retail stores and an eCommerce site at www.cartersoshkosh.ca, and in Mexico we operated 54 retail stores and an eCommerce site at www.carters.com.mx.

Our International segment includes sales of our products to wholesale accounts outside of the United States, including both domestic retailers with international operations and international retailers. In addition, we license our *Carter's* and *OshKosh* brands to international customers that sell our products through branded retail and online stores, as well as to wholesale customers, within their licensed territories. Our International segment includes sales of our products to these licensees, and royalty income based on sales made by certain licensees. As of the end of fiscal 2023 our International channel included wholesale accounts in approximately 19,350 locations in North America and wholesale accounts and licensees who operated in over 1,100 locations outside of North America. As of the end of fiscal 2023, we had 39 international licensees who operated in over 90 countries.

Our Marketing Strategy

For all of our brands, our marketing is largely focused on driving brand preference and engagement with both first-time and experienced parents, as well as gift-givers. Our goal is to have the most top-of-mind, preferred brands in the young children's apparel market and to connect with diverse, digitally savvy customers. As such, our marketing investments are targeted at acquiring new customers, developing stronger relationships with our

existing customers, and extending our customers' tenure with our brands, and include our newly-developed marketing personalization capabilities, customer loyalty program, digital and social media, and strengthened consumer-facing technologies such as our mobile app.

We operate our *My Rewarding Moments* customer loyalty and rewards program in the United States to drive customer traffic, sales, and brand loyalty. This program is integrated across our U.S. retail stores and online businesses. During fiscal 2023, our U.S. retail sales were predominantly made to members of *My Rewarding Moments*. In 2024, we will be relaunching our loyalty program with the goals of further deepening our customer loyalty, increasing the frequency of visits, and growing customer lifetime value.

Complementing our *My Rewarding Moments* loyalty program is our Carter's credit card program, which we launched in the United States in 2019. A third-party financial institution issues the Carter's credit card to consumers and bears all underwriting and credit risk under the program. The Carter's credit card provides added benefits for our *My Rewarding Moments* customers, which it will continue to do with our loyalty program relaunch. Under the credit card program agreement with the third-party financial institution, the Company receives payments for the establishment of new credit accounts, as well as royalties on the usage of the credit card by customers.

Our Global Sourcing Network

We source all of our garments and other products from a global network of third-party suppliers, primarily located in Asia. We source the remainder of our products primarily through North America, Africa, and Central America. During fiscal 2023, approximately 74% of our product was sourced from Cambodia, Vietnam, Bangladesh, and India, and approximately 66% of the fabric that was used in the manufacture of our products was sourced from China, with the remainder primarily from India, Bangladesh, Thailand, and Taiwan. We do not own any raw materials or manufacturing facilities.

Our sourcing operations are based in Hong Kong in order to facilitate better service and manage the volume of manufacturing in Asia. Our Hong Kong office acts as an agent for substantially all of our sourcing in Asia and monitors production at manufacturers' facilities to ensure quality control, compliance with our manufacturing specifications and social responsibility standards, as well as timely delivery of finished garments to our distribution facilities. We also have sourcing offices in Cambodia, Vietnam, China, and Bangladesh to help support these efforts.

Prior to placing production, and on a recurring basis, we conduct assessments of political, social, economic, environmental, trade, labor and intellectual property protection conditions in the countries in which we source our products, and we conduct assessments of our manufacturers and supply chain, as discussed under "—Responsible Sourcing" below. In connection with the manufacture of our products, manufacturers purchase raw materials including fabric and other materials (such as linings, zippers, buttons, and trim) at our direction. We regularly inspect and supervise the manufacture of our products as well as test the products in order to maintain safety and quality control, monitor compliance with our manufacturing specifications and social responsibility standards, and to ensure timely delivery. We also inspect finished products at the manufacturing facilities.

We generally arrange for the production of products on a purchase order basis with completed products manufactured to our design specifications. We assume the risk of loss predominantly on a Freight-On-Board (F.O.B.) basis when goods are delivered to a shipper and are insured against losses arising during shipping.

We have not entered into any long-term contractual arrangements with any contractor or manufacturer. We believe that the production capacity of each foreign manufacturer with which we have developed, or are developing, a relationship is adequate to meet our production requirements for the foreseeable future. We believe that alternative foreign manufacturers are readily available.

We expect all of our suppliers shipping to the United States to adhere to the requirements of the U.S. Customs and Border Protection's Customs-Trade Partnership Against Terrorism ("C-TPAT") program, including standards relating to facility security, procedural security, personnel security, cargo security, and the overall protection of the supply chain. In the event a supplier does not comply with our C-TPAT requirements, or if we have determined that the supplier will be unable to correct a deficiency, we may move that supplier's product through alternative supply chain channels or we may terminate our business relationship with the supplier.

Responsible Sourcing

We have adopted a factory on-boarding program that allows us to assess each factory's compliance with our ethical and social responsibility standards before we place orders for product with that factory. Additionally, we regularly assess the manufacturing facilities we use through periodic on-site facility inspections, including the use of independent auditors to supplement our internal staff. We use audit data and performance results to identify potential improvements, and we integrate this information into our on-going sourcing decisions. Our vendor code of ethics, with which we require our factories to comply, outlines our standards for supplier behavior in creating a fair and safe workplace and covers employment practices, such as wages and benefits, working hours, health and safety, working age, and discriminatory practices, as well as environmental, ethical, and other legal matters. In addition, our social responsibility policy establishes our expectations for our global suppliers and guides our oversight. This policy is derived from the policies, standards, and conventions of the International Labor Organization, and includes a commitment to the Universal Declaration of Human Rights.

Sustainability

We issued our third annual Corporate Social Responsibility ("CSR") Report in fiscal 2023, in which we highlighted our three strategic pillars that guide our long-term CSR commitments: Product, Planet, and People. In furtherance of these commitments, we discussed our efforts to grow our sustainable product offerings, reduce our carbon footprint, and uplift our workers and communities. In fiscal 2022, we continued to transition to more sustainably grown cotton through the Better Cotton Initiative and introduced LENZING™ ECOVERO™, a sustainable viscose fiber sourced from responsibly managed forests. We also expanded the scope of our *Little Planet* product offerings, and we plan to increase the availability of sustainable choices across all our product lines. We have increased our transparency on our chemicals management process by publishing a Restricted Substances List, designating chemicals that should be minimized or avoided in our apparel and accessories, and are working with our suppliers to minimize or avoid the use of such chemicals in our products. We use the OEKO-TEX® Standard 100 certification label, a well-known certification for textiles tested for harmful substances, which appeared on much of our baby apparel and sleepwear in fiscal 2023. We have established targets, validated by the Science-Based Target Initiative, to reduce our Scope 1 and 2 greenhouse gas emissions.

Our Global Distribution Network

The majority of all finished goods manufactured for us is shipped to our distribution facilities or to designated third-party facilities for final inspection, allocation, and reshipment to customers. The goods are delivered to us and to our customers by independent shippers. We choose the form of shipment based upon needs, costs, and timing considerations.

In the United States, we operate three distribution centers in Georgia: an approximately 1.1 million square-foot multichannel facility in Braselton, a 0.5 million square-foot facility in Stockbridge, and a 0.2 million square-foot single-channel facility in Jonesboro. We outsource certain distribution activities to third-party logistics providers located in California and leverage additional third-party providers in Georgia primarily for storage seasonally. Our distribution center activities include receiving finished goods from our vendors, inspecting those products, and preparing and shipping them to our wholesale customers, retail stores, and eCommerce customers.

Internationally, we operate directly or outsource our distribution activities to third-party logistics providers in Canada, China, Mexico, and Vietnam to support shipment to the United States, as well as our international

wholesale accounts, international licensees, international eCommerce operations, and Canadian and Mexican retail store networks.

Governmental Regulation

We are subject to laws, regulations and standards set by various governmental authorities and standard setting bodies around the world, including in the United States, Canada, and Mexico, including:

- those imposed by the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Securities and Exchange Commission ("SEC"), and the New York Stock Exchange ("NYSE");
- the U.S. Foreign Corrupt Practices Act, and similar world-wide anti-bribery laws;
- the tax laws of the United States and other countries;
- health care, employment and labor laws;
- product and consumer safety laws, including those imposed by the U.S. Consumer Product Safety Commission and the Americans with Disabilities Act of 1990;
- data privacy laws, including the E.U. General Data Protection Act ("GDPA"), the California Consumer Privacy Act ("CCPA"), and the California Privacy Rights Act ("CPRA");
- trade, transportation and logistics related laws, including tariffs, quotas, embargoes, and orders issued by Customs and Border Protection and similar agencies in other countries; and
- applicable environmental laws.

The majority of our products are imported into the United States, Canada, and Mexico. These products are subject to various customs laws, which may impose tariffs, as well as quota restrictions. In addition, each of the countries in which our products are sold has laws and regulations covering imports. The United States and other countries in which our products are sold may impose, from time to time, new duties, tariffs, surcharges, or other import controls or restrictions including trade related restrictions on the sourcing and importation of raw materials and finished goods, or adjust presently prevailing duty or tariff rates or levels. We, therefore, actively monitor import restrictions and developments and seek to minimize our potential exposure to import related risks through shifts of production among countries, including consideration of countries with tariff preference and free trade agreements, manufacturers, and geographical diversification of our sources of supply.

Additionally, we are subject to various other federal, state, local and foreign laws and regulations that govern our activities, operations, and products, including data privacy, truth-in-advertising, accessibility, customs, wage and hour laws and regulations, and zoning and occupancy ordinances that regulate retailers generally and govern the promotion and sale of merchandise and the operation of retail stores and eCommerce sites. Noncompliance with these laws and regulations may result in substantial monetary penalties and criminal sanctions.

Competition

The baby and young children's apparel and accessories market is highly competitive. Competition in our market is generally based on a variety of factors, including comfort and fit, quality, pricing, style, and selection. Both national brand and private label manufacturers as well as specialty apparel retailers aggressively compete in the baby and young children's apparel market. Our primary competitors include (in alphabetical order): Gap, Old Navy, and The Children's Place; Cat & Jack (private label sold exclusively in Target) and Garanimals (sold exclusively in Walmart); and Disney, Nike, and Under Armour (national brands). Because of the highly fragmented nature of the industry, we also compete with many small manufacturers and retailers. We believe that the awareness and strength of our brand names, combined with the breadth and value of our product offerings, broad distribution, scale, and operational expertise, position us well against these competitors.

Seasonality and Weather

We experience seasonal fluctuations in our sales and profitability due to the timing of certain holidays and key retail shopping periods, which generally have resulted in lower sales and gross profit in the first half of our fiscal year versus the second half of the year. Accordingly, our results of operations during the first half of the year may not be indicative of the results we expect for the full fiscal year. In addition, our business is susceptible to unseasonable weather conditions, which could influence consumer behavior, customer traffic, and shopping habits. For example, extended periods of unseasonably warm temperatures during the winter season or cool temperatures during the summer season could affect the level and timing of demand.

Human Capital Management

As of the end of fiscal 2023, we had approximately 15,230 employees globally. The tables below present the composition and location of our employees:

	Employee Count	% of Total
Retail stores	11,840	77.7%
Corporate offices	1,860	12.2%
Distribution centers	1,530	10.1%
Total	15,230	100.0%

	Employee Count	% of Total
United States	12,070	79.2%
Canada	2,160	14.2%
Mexico	680	4.5%
Other (primarily countries in Asia)	320	2.1%
Total	15,230	100.0%

Talent and Development

We are guided by our core values:

- Act with Integrity
- Exceed Expectations
- Inspire Innovation
- Succeed Together
- Invest in People

We believe that to succeed as a business and to positively impact families and our communities, we must first create and maintain an inclusive, supportive workplace culture that fosters high employee engagement. We believe in developing our employees and offer numerous formal training opportunities as well as ongoing informal on-the-job learning, including:

- mentoring, reverse mentoring, and executive development programs that nurture emerging talent and facilitate knowledge sharing, benefiting employees at all stages of their careers;
- development days, when employees step away from their day-to-day responsibilities for curated professional growth opportunities;

- online courses and formal development programs designed to enhance personal leadership skills, business acumen, and people management skills, as well as specialized development resources for our retail store, distribution center and office employees; and

- each year, we award scholarships to Carter's employees and children of employees to attend an accredited college or university.

Diversity and Inclusion

We are committed to ensuring that our workforce reflects our diverse world through a range of efforts to broaden diversity and ensure fairness across our global enterprise. Our Diversity & Inclusion ("D&I") efforts are driven by cross-functional teams charged with guiding and implementing the organization's D&I efforts. These teams oversee our efforts to establish and improve inclusive policies in four key areas of our management processes: leadership, strategies and processes, programs and benefits, and policies and compliance. We continually measure and monitor diversity metrics including pay equity, retention, new hires, internal promotions and identified successors, and our D&I education equips employees with the tools and support needed to further enhance a workplace culture of inclusion.

Health and Safety

We maintain a culture focused on safety with the goal of eliminating workplace incidents, risks and hazards. We have created and implemented processes to help eliminate safety incidents by reducing their frequency and severity, and we review and monitor our performance closely.

Available Information

Our corporate website address is https://corporate.carters.com. On our investor relations website (ir.carters.com), we make available, free of charge, our SEC filings, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, director and officer reports on Forms 3, 4, and 5, and any amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also make available on our website the *Carter's Code of Ethics*, the *Vendor Code of Ethics*, and the *CSR Report* our corporate governance principles, and the charters for the Compensation, Audit, and Nominating and Corporate Governance Committees of the Board of Directors. The information contained on our website is not included as part of, or incorporated by reference into, this Annual Report on Form 10-K or any other reports we file with or furnish to the SEC. The SEC maintains an internet site, www.sec.gov, containing reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC.

ITEM 1A. RISK FACTORS

Risk Factors Summary

The following is a summary of the principal risks and uncertainties described in more detail in this Annual Report on Form 10-K for the year ended December 30, 2023.

Risks Related to Global and Macroeconomic Conditions

- Our business is sensitive to overall levels of consumer spending, particularly in the young children's apparel market.

- Our business could be negatively impacted by political or economic risks that we are exposed to as a part of our global operations.

- The COVID-19 pandemic and other global crises had, and may in the future have, a significant adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Brands and Product Value

- The acceptance of our products in the marketplace is affected by consumer tastes and preferences, along with fashion trends.
- We may be unable to protect our intellectual property rights, which could diminish the value of our brands, weaken our competitive position, and adversely affect our reputation and results.
- Our future growth depends significantly on our branding and marketing efforts, and if our marketing efforts are not successful or we receive negative publicity, the value of our brands, and our sales, could be diminished.
- We may experience delays, product recalls, or loss of revenues or incur additional costs if our products do not meet our quality standards.

Risks Related to Operating a Global Business

- We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can.
- Financial difficulties for, or the loss of one or more of, our major wholesale customers could result in a material loss of revenues.
- Our retail success is dependent upon identifying locations and negotiating appropriate lease terms for retail stores.
- Our eCommerce business faces distinct risks, and our failure to successfully manage it could have a negative impact on our profitability.
- Profitability and our reputation and relationships could be negatively affected if we do not adequately forecast the demand for our products and, as a result, create significant levels of excess inventory or insufficient levels of inventory.
- Our profitability may decline as a result of lower margins, such as through deflationary pressures on our selling prices and increases in production costs and costs to serve.
- We may not be able to increase prices to fully offset inflationary pressures on costs, such as raw materials, labor, and transportation costs, which may impact our expenses and profitability.
- Our revenues, product costs, and other expenses are subject to foreign economic and currency risks due to our operations outside of the United States.
- Our business could suffer a material adverse effect from unseasonable or extreme weather conditions, or other effects of climate change.

Risks Relating to Litigation

- We are and may become subject to various claims and pending or threatened lawsuits, including as a result of investigations or other proceedings related to previously disclosed investigations.

Risks Relating to Cybersecurity, Data Privacy, and Information Technology

- Our systems, and those of our third-party vendors, containing personal information and payment data of our retail store and eCommerce customers, employees, and other third parties could be breached, which could subject us to adverse publicity, costly government enforcement actions or private litigation, and expenses.

- Failure to implement new information technology systems or needed upgrades to our systems, including operational and financial systems, could adversely affect our business.

Risks Related to our Global Supply Chain and Labor Force

- We source substantially all of our products through foreign production arrangements. Our dependence on foreign supply sources are subject to risks associated with global sourcing and manufacturing which could result in disruptions to our operations.
- A relatively small number of vendors supply a significant amount of our products, and losing one or more of these vendors could have a material adverse effect on our business.
- Labor or other disruptions along our supply chain may adversely affect our relationships with customers, reputation with consumers, and results of operations.
- Our inability to effectively source and manage inventory could negatively impact our ability to timely deliver our inventory supply and disrupt our business, which may adversely affect our operating results.
- Our Braselton, Georgia distribution facility handles a large portion of our merchandise distribution. If we encounter problems with this facility, our ability to deliver our products to the market could be adversely affected.

Risks Relating to Our International Expansion

- Failure to comply with the various laws and regulations as well as changes in laws and regulations could have an adverse impact on our reputation, financial condition, or results of operations.

Risks Related to Executing Our Strategic Plan

- Our failure to properly manage strategic initiatives in order to achieve our objectives may negatively impact our business.
- Our success is dependent upon retaining key individuals within the organization to execute our strategic plan.
- We may be unable to grow through acquisitions or successfully integrate acquired businesses, and such acquisitions may fail to achieve the financial results we expected.

Risks Related to Financial Reporting, Our Debt, and Taxes

- We may not achieve sales growth plans, profitability objectives, and other assumptions that support the carrying value of our intangible assets.
- We have substantial debt, which could adversely affect our financial health and our ability to obtain financing in the future and to react to changes in our business.
- We may experience fluctuations in our tax obligations and effective tax rate.

General Risks

- Quarterly cash dividends and share repurchases are subject to a number of uncertainties, and may affect the price of our common stock.
- The market price of our common stock may be volatile.

- Our amended and restated bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or agents.

You should carefully consider each of the following risk factors as well as the other information contained in this Annual Report on Form 10-K and our other filings with the SEC in evaluating our business. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impact our business operations. If any of the following risks actually occur, our operating results may be affected.

Risks Related to Global and Macroeconomic Conditions

Our business is sensitive to overall levels of consumer spending, particularly in the young children's apparel market.

Both retail consumer and wholesale customer demand for young children's apparel and accessories, specifically brand name apparel products, is affected by the overall level of consumer spending. Overall spending in the market is affected by a number of global and macroeconomic factors, such as overall economic conditions and employment levels, gasoline and utility costs, business conditions, market volatility, bank failures, availability of consumer credit, tax rates, the availability of tax credits, interest rates, inflationary pressures and general uncertainty regarding the overall future political and economic climate, levels of consumer indebtedness, foreign currency exchange rates, weather, and overall levels of consumer confidence. For example, in recent years, the U.S. economy has been negatively impacted by historically high inflation rates, which have negatively impacted and may continue to negatively impact consumer demand. Although birth rates have recently stabilized, birth rate fluctuations, which in turn affect the number of customers that are acquired and retained, can have a material impact on consumer spending and our business. Reductions, or lower-than-expected growth, in the level of discretionary or overall consumer spending may have a material adverse effect on our sales and results of operations.

Our business could be negatively impacted by political or economic risks that we are exposed to as a result of our global operations.

We are subject to general political and economic risks in connection with our global operations, including political instability (both in the United States and globally, including the ongoing conflict between Russia and Ukraine and the related economic and retaliatory measures), the ongoing war between Israel and Hamas, the conflict in the Red Sea region, terrorist attacks, and changes in diplomatic and trade relationships, any of which may have a significant adverse effect on our business, financial condition, and results of operations. In recent months, we have observed increased economic uncertainty in the United States and abroad. These developments have led to growing concerns about the systemic impact of a potential global economic recession, energy costs, geopolitical issues, or the availability and cost of credit and higher interest rates, which could further lead to increased market volatility, decreased consumer confidence, and diminished growth expectations in the U.S. economy and abroad. As our customers react to recent global economic conditions we have seen and may see customers reduce spending on our products and take additional precautionary measures to limit or delay expenditures and preserve capital and liquidity, thereby adversely affecting our customers' ability or willingness to purchase our products.

Public health crises, such as the COVID-19 pandemic, have and may in the future have a significant adverse effect on our business, financial condition, and results of operations.

We are subject to public health crises, such as the COVID-19 pandemic, which has had and may continue to have a significant impact on our operations, cash flow and liquidity. The response to the COVID-19 pandemic negatively affected the global economy, disrupted global supply chains, and created significant disruption in

financial and retail markets, including increased unemployment rates and a disruption in consumer demand for baby and children's clothing and accessories. Uncertainty caused by pandemics, epidemics, or similar public health crises could lead to prolonged economic downturns and reduce or delay demand for our products, in which case our revenues could be significantly impacted. The extent to which COVID-19 or another similar public health crisis impacts our business, results of operations, and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including a resurgence of COVID-19, including new variants, the timing or effectiveness of vaccine roll-outs globally, the timing of easing of preventative or mitigation measures or mandates, the impact of any variants that emerge, or any impact of a global vaccine roll-out on the global economy.

Risks Related to Our Brands and Product Value

The acceptance of our products in the marketplace is affected by consumer tastes and preferences, along with fashion trends.

We believe that our continued success depends on our ability to create products that provide a compelling value proposition for our consumers in all of our distribution channels. There can be no assurance that the demand for our products will not decline, or that we will be able to successfully and timely evaluate and adapt our products to changes in consumer tastes and preferences or fashion trends. If demand for our products declines, promotional pricing may be required to sell out-of-season or excess merchandise, and our profitability and results of operations could be adversely affected.

We may be unable to protect our intellectual property rights, which could diminish the value of our brand, weaken our competitive position, and adversely affect our reputation and results.

We currently rely on a combination of trademark, unfair competition, and copyright laws, as well as licensing and vendor arrangements, to establish and protect our intellectual property assets and rights. The steps taken by us or by our licensees and vendors to protect our proprietary rights may not be adequate to prevent either the counterfeit production of our products or the infringement of our trademarks or proprietary rights by others. Despite our efforts, our brands are still susceptible to counterfeiting. Such counterfeiting dilutes our brands and can cause harm to our reputation and business. In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our proprietary rights and where third parties may have rights to conflicting trademarks, and it may be more difficult for us to successfully challenge the use of our proprietary rights by other parties in those countries. If we fail to protect and maintain our intellectual property rights, the value of our brands could be diminished, and our competitive position may suffer. Further, third parties may assert intellectual property claims against us, particularly as we expand our business geographically or through acquisitions, and any such claim could be expensive and time consuming to defend, regardless of their merit. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products, which could have an adverse effect on our results of operations.

The value of our brands, and our sales, could be diminished if we are associated with negative publicity, including through actions by our employees, and our vendors, marketing partners, third-party manufacturers, and licensees, over whom we have limited control.

Although we maintain policies with our employees, vendors, marketing partners, third-party manufacturers, and licensees that promote ethical business practices, and our employees, agents, and third-party compliance auditors periodically visit and monitor the operations of these entities, we do not control our vendors, third-party manufacturers, or licensees, or their practices. A violation of our vendor policies, licensee agreements, health and safety standards, labor laws, anti-bribery laws, privacy laws or other policies or laws by these employees, vendors, third-party manufacturers, or licensees could damage the image and reputation of our brands and could subject us to liability. As a result, negative publicity regarding us or our brands or products, including licensed products, could adversely affect our reputation and sales. Further, while we take steps to ensure the reputations of

our brands are maintained through license and vendor agreements, there can be no guarantee that our brand image will not be negatively affected through its association with products or actions of our licensees, vendors, or third-party manufacturers.

Our future growth depends significantly on our branding and marketing efforts, and if our marketing efforts are not successful or if we receive negative publicity, the value of our brands, and our sales, could be diminished.

We have invested significantly in our brands and believe that maintaining and enhancing our brands' identities is crucial to our success. Our ability to attract customers depends in large part on the success of marketing efforts and the success of the marketing channels we use to promote our products. Our marketing channels include earned media through press, social media and search engine optimization, as well as paid advertising, such as online affiliations, search engine marketing, digital marketing, social media marketing, influencer marketing, offline partnerships, direct mail, and television advertising. While our goal remains to increase the strength, recognition and trust in our brand by increasing our customer base and expanding our products, if in the future any of our current marketing channels becomes less effective, if we are unable to continue to use any of these channels, if we receive negative publicity or fail to maintain our brand, if the cost of using these channels significantly increases or if we are not successful in generating new channels, we may not be able to attract new customers or increase the activity of our existing members on our platform in a cost-effective manner.

We may experience delays, product recalls, or loss of revenues or incur additional costs if our products do not meet our quality standards.

From time to time, we receive shipments of product from our third-party vendors that fail to conform to our quality control standards. A failure in our quality control program may result in diminished inventory levels and product quality, which in turn may result in increased order cancellations and product returns, decreased consumer demand for our products, or product recalls, any of which may have a material adverse effect on our results of operations and financial condition. In addition, products that fail to meet our standards, or other unauthorized products, may be sold by third-parties without our knowledge or consent. This could materially harm our brand and our reputation in the marketplace. Although we have not incurred any material product recalls or delays to date, we have been subject to product recalls and/or delays in the past. We cannot provide any assurances that such events will not occur and impacts therefrom will not be material in the future.

Risks Related to Operating a Global Business

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can.

The global baby and young children's apparel and accessories market is highly competitive and includes both branded and private label manufacturers. Because of the fragmented nature of the industry, we also compete with many other manufacturers and retailers including in certain instances some of our wholesale accounts. Some of our competitors have greater financial resources and larger customer bases than we have. As a result, these competitors may be able to adapt to changes in customer requirements and preferences more quickly, take advantage of acquisitions and other opportunities more readily, devote greater resources to the marketing and sale of their products, adopt more aggressive pricing strategies than we can, and more successfully utilize developing technology, including data analytics, artificial intelligence, and machine learning.

Financial difficulties for, or the loss of one or more of, our major wholesale customers could result in a material loss of revenues.

A significant amount of our business is with our wholesale customers. For fiscal 2023, we derived approximately 34% of our consolidated net sales from our U.S. Wholesale segment, approximately 33% of our consolidated net sales from our top ten wholesale customers, and approximately 29% of consolidated net sales from our top five

wholesale customers, which includes net sales from our exclusive brands sold, in alphabetical order, at Amazon, Target, and Walmart. Our largest wholesale customer accounted for approximately 10.4% of consolidated net sales in fiscal 2023.

As of the end of fiscal 2023, approximately 80% of our gross accounts receivable were from our ten largest wholesale customers, with three of these customers having individual receivable balances in excess of 10% of our total accounts receivable. Furthermore, we do not enter into long-term sales contracts with our major wholesale customers, relying instead on product performance, long-standing relationships, and our position in the marketplace.

As we have experienced in the past, we face the risk that if one or more of these customers significantly decreases their business, does business with us on less favorable terms or terminates their relationship with us as a result of financial difficulties (including bankruptcy or insolvency), competitive forces, consolidation, reorganization, changes in merchandising strategies, or other reasons, then we may have significant levels of excess inventory that we may not be able to place elsewhere, a material decrease in our sales, or material impact on our operating results. In addition, our reserves for estimated credit losses resulting from the inability of our customers to make payments may prove not to be sufficient if any one or more of our customers are unable to meet outstanding obligations to us, which could materially adversely affect our operating results. If the financial condition or credit position of one or more of our customers were to deteriorate, or such customer fails, or is unable to pay the amounts owed to us in a timely manner, this could have a significant adverse impact on our business and results of operations. For instance, the parent company of buybuy BABY, Bed Bath & Beyond, Inc., filed for Chapter 11 bankruptcy in April 2023 and closed all of its 360 stores.

Our retail success is dependent upon identifying locations and negotiating appropriate lease terms for retail stores.

We derive a significant portion of our revenues through our retail stores in leased retail locations across the United States, Canada, and Mexico. Successful operation of a retail store depends, in part, on the overall ability of the retail location to attract a consumer base sufficient to generate profitable store sales volumes. A significant number of our stores are located in malls and other shopping centers, and many of these malls and shopping centers have been experiencing declines in customer traffic. If we are unable to identify new retail locations with consumer traffic sufficient to support a profitable sales level, our retail growth may be limited. Some new stores may be located in areas where we have existing sales channels. Increasing the number of stores in these markets may result in inadvertent diversion of customers and sales from our existing sales channels in the same market, thereby negatively affecting our results of operations. Further, if existing stores do not maintain a sufficient customer base that provides a reasonable sales volume or we are unable to negotiate appropriate lease terms for the retail stores, there could be a material adverse impact on our sales, gross margin, and results of operations. In addition, if consumer shopping preferences transition more from brick-and-mortar stores to online retail experiences, with us or other retailers, any increase we may see in our eCommerce sales may not be sufficient to offset the decreases in sales from our brick-and-mortar stores.

We also must be able to effectively renew our existing store leases on acceptable terms. In addition, from time to time, we may seek to renegotiate existing lease terms or downsize, consolidate, reposition, or close some of our real estate locations, which in most cases requires a modification of an existing store lease. Failure to renew existing store leases, secure adequate new lease terms, or successfully modify existing locations, or failure to effectively manage the profitability of our existing fleet of stores, including the failure to successfully identify and close underperforming stores, could have a material adverse effect on our results of operations.

Additionally, the economic environment may at times make it difficult to determine the fair market rent of real estate properties within the United States and internationally. This could impact the quality of our decisions to exercise lease options and renew expiring leases at negotiated rents. Any adverse effect on the quality of these decisions could impact our ability to retain real estate locations adequate to meet our profit or growth targets or

efficiently manage the profitability of our existing fleet of stores and could have a material adverse effect on our results of operations.

Our eCommerce business faces distinct risks, and our failure to successfully manage it could have a negative impact on our profitability.

The successful operation of our eCommerce business as well as our ability to provide a positive shopping experience that will generate consumer demand and drive subsequent visits depends on efficient and uninterrupted operation of our order-taking and fulfillment operations. Risks associated with our eCommerce business in the United States, Canada, and Mexico include:

- the failure of the computer systems, including those of third-party vendors, that operate our eCommerce sites and mobile apps, including, among others, inadequate system capacity, service outages, computer viruses, human error, changes in programming, security breaches, system upgrades or migration of these services to new systems;
- disruptions in telecommunications services or power outages;
- reliance on third parties for computer hardware and software, as well as delivery of merchandise to our customers on-time and without damage;
- limitations of shipping volumes which may be imposed by service providers;
- rapid technology changes;
- the failure to deliver products to customers on-time and within customers' expectations;
- credit or debit card, or other electronic payment-type, fraud, or disruptions in payment systems;
- the diversion of sales from our physical stores;
- natural disasters or adverse weather conditions;
- changes in applicable federal, state and international regulations;
- liability for online content; and
- consumer privacy concerns and regulation.

Problems in any of these areas could result in a reduction in sales, increased costs and damage to our reputation and brands, which could adversely affect our business and results of operations. In addition, in fiscal 2023 we experienced a decrease in net sales in our eCommerce channel compared to fiscal 2022. Our eCommerce business may continue to be negatively impacted if we do not successfully integrate our traditional brick-and-mortar shopping experience with our eCommerce experience or if we fail to improve on our eCommerce shopping experience, and any increase we may see in net sales from the growth in brick-and-mortar retail may not be sufficient to offset the decreases in net sales from eCommerce.

Profitability and our reputation and relationships could be negatively affected if we do not adequately forecast the demand for our products and, as a result, create significant levels of excess inventory or insufficient levels of inventory.

There can be no assurance that we will be able to successfully anticipate changing consumer preferences and product trends or economic conditions and, as a result, we may not successfully manage inventory levels to meet our future order requirements. If we fail to accurately forecast consumer demand, we may experience excess inventory levels or a shortage of product required to meet the demand. Inventory levels in excess of consumer demand have resulted and may continue to result in inventory write-downs and the sale of excess inventory at discounted prices, which could have an adverse effect on the image and reputation of our brands and negatively impact profitability. On the other hand, if we underestimate demand for our products, our third-party

manufacturers may not be able to produce enough products to meet consumer requirements, and this could result in delays in the shipment of products and lost revenues, as well as damage to our reputation and relationships. These risks could have a material adverse effect on our brand image, as well as our results of operations and financial condition.

Our profitability may decline as a result of lower margins, such as through deflationary pressures on our selling prices and increases in production costs and costs to serve.

The global apparel industry is subject to pricing pressure caused by many factors, including intense competition, the promotional retail environment, and changes in consumer demand. The demand for baby and young children's apparel and accessories in particular may also be subject to other external factors, such as general inflationary pressures, as well as the costs of our products, which are driven in part by the costs of raw materials (including cotton and other commodities), labor, fuel, transportation and duties, any increases in mandatory minimum wages, and the costs to deliver those products to our customers. If external pressures, including increased inflationary pressures on our consumers' discretionary spending and deflation, cause us to reduce our sales prices and we fail to sufficiently reduce our product costs or operating expenses, or if we are unable to fully optimize prices or pass on increased costs to our customers, our profitability could decline. Additionally, while deflation could positively impact our product costs, it could have an adverse effect on our average selling prices per unit, resulting in lower sales and operating results. This could have a material adverse effect on our results of operations, liquidity, and financial condition.

We may not be able to increase prices to fully offset inflationary pressures on costs, such as raw materials, labor, and transportation costs, which may impact our expenses and profitability.

As a large, branded marketer of apparel for babies and young children, we rely on vendors, distribution resources and transportation providers. In fiscal 2022 and 2023, the costs of raw materials, packaging materials, labor, energy, fuel, transportation, and other inputs necessary for the production and distribution of our products increased significantly. We have recently seen moderation in the costs of raw materials and ocean freight, but cannot predict the impact that increased costs will have on our expenses and profitability.

Our attempts to offset these cost pressures, such as through increases in the selling prices of some of our products, may not be successful. Higher product prices may result in reductions in sales volume, as consumers may choose less expensive options, or forego some purchases altogether, during an economic downturn. To the extent that price increases are not sufficient to offset these increased costs adequately or in a timely manner, and/or if they result in significant decreases in sales volume, our business, financial condition, or operating results may be adversely affected. Conversely, if competitive pressures or other factors prevent us from offsetting increased costs by price increases, our profitability may decline.

Our revenues, product costs, and other expenses are subject to foreign economic and currency risks due to our operations outside of the United States.

We have operations in Canada, Mexico, and Asia, and our vendors, third-party manufacturers, and licensees are located around the world. The value of the U.S. dollar against other foreign currencies has experienced significant volatility in recent years. While our business is primarily conducted in U.S. dollars, we source substantially all of our production from Asia, and we generate significant revenues in Canada. Our international wholesale customers have from time to time and may in the future be negatively impacted by inflation, the stronger U.S. dollar, and global conflicts. Cost increases caused by currency exchange rate fluctuations could make our products less competitive or have a material adverse effect on our profitability. Currency exchange rate fluctuations could also disrupt the businesses of our third-party manufacturers that produce our products by making their purchases of raw materials or products more expensive and more difficult to finance. Additionally, fluctuations in currency exchange rates impact the amount of our reported sales and expenses, which could have a material adverse effect on our financial position, results of operations, and cash flows.

Our business could suffer a material adverse effect from unseasonable or extreme weather conditions, or other effects of climate change.

Our business is susceptible to unseasonable weather conditions, which could influence customer demand, consumer traffic, and shopping habits. For example, extended periods of unseasonably warm temperatures during the winter season or cool temperatures during the summer season have in the past and could in the future affect the timing of and reduce or shift demand for our products, and thereby could have an adverse effect on our operating results, financial position, and cash flows. In addition, extreme weather conditions in the areas in which our stores are located could negatively affect our business, operating results, financial position, and cash flows. For example, frequent or unusually heavy or intense snowfall, flooding, hurricanes, heat stress and sea level rise, or other extreme weather conditions over an extended period have caused and could in the future cause our stores to close for a period of time or permanently, and could make it difficult for our customers and employees to travel to our stores or to receive products shipped to them, which in turn could negatively impact our operating results.

In addition, there is concern that climate changes could cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters, which could have a long-term adverse impact on our business and results of operations. These changes may increase the effects described above, and changing weather patterns could result in decreased agricultural productivity in certain regions, which may limit availability and/or increase the cost of certain key materials, such as cotton.

Further, risks related to environmental and sustainability policies, laws, technologies, and negative impacts on our reputation, can impact our business in the short-, medium-, and long-term. For example, if global suppliers decide to pass additional costs from current and emerging regulation related to emissions reductions or global carbon tax schemes, we could be impacted by those additional costs. Additionally, increasing consumer awareness of environmental issues has sparked a trend in the industry of offering more sustainable products, allowing customers to make conscious decisions, which could put us at a competitive disadvantage as compared to other companies.

Environmental, social, and governance matters and any related reporting obligations may adversely impact our business, financial condition and results of operations.

U.S. and international regulators, customers, and investors are increasingly focused on corporate environmental, social, and governance ("ESG") practices and disclosures and may evaluate our business or other practices according to a variety of ESG targets, standards, and expectations. For example, new domestic and international laws and regulations relating to ESG matters are under consideration or being adopted. The SEC has proposed a rule requiring disclosure of a broad range of climate change-related information and similar laws have been enacted in the State of California and jurisdictions such as the European Union. These, and additional legislation which may be passed, may cause us to incur significant additional costs of compliance due to the need for expanded data collection, analysis, and certification with respect to greenhouse gas emissions and other climate change related risks, as well as other ESG topics.

Although we have announced goals with respect to certain ESG topics, including Scope 1 and 2 greenhouse gas emissions, suppliers with science-based sustainability targets, waste, plastic packaging, and water usage, as well as goals with respect to our products and our people, we may be unable to meet them or be required to revise them. As a result, we may face adverse regulatory, investor, media, or public scrutiny that may adversely affect our business, results of operations, or financial condition. Furthermore, the criteria by which our ESG practices, including our initiatives and public goals, are assessed may change due to the evolution of the sustainability landscape, which could result in greater expectations of us and may cause us to undertake costly initiatives to satisfy new criteria. If we are unable to respond effectively to these changes to the sustainability landscape, governments, customers, and investors may conclude that our policies and/or actions with respect to ESG matters are inadequate. If we fail or are perceived to have failed to achieve previously announced public goals or to accurately disclose our progress on such goals or initiatives, our reputation, business, financial condition and results of operations could be adversely impacted.

Risk Relating to Litigation

We are and may become subject to various claims and pending or threatened lawsuits, including as a result of investigations or other proceedings related to previously disclosed investigations.

We are subject to various claims and pending or threatened lawsuits in the course of our business, including claims that our designs infringe on the intellectual property rights of third parties. We are also affected by trends in litigation, including class action litigation brought under various laws, including product liability, consumer protection, employment, and privacy and information security laws. In addition, litigation risks related to claims that technologies we use infringe intellectual property rights of third parties have been amplified by the increase in third parties whose primary business is to assert such claims. When appropriate, reserves are established based on our best estimates of our potential liability. However, we cannot accurately predict the ultimate outcome of any such proceedings due to the inherent uncertainties of litigation. Regardless of the outcome or whether the claims are meritorious, legal and regulatory proceedings may require that management devote substantial time and expense to defend the Company. In the event we are required or decide to pay amounts in connection with any such claims or lawsuits, such amounts could exceed applicable insurance coverage, if any, or contractual rights available to us. As a result, such lawsuits could be significant and have a material adverse impact on our business, financial condition, and results of operations. Product safety concerns may also require us to recall selected products at a substantial cost to us, which may lead to a lack of consumer trust and reputational harm to the affected brand. Product safety concerns, or the failure to manage recalls or defects, could also result in governmental fines, product liability litigation, lost sales and increased costs.

Risks Related to Cybersecurity, Data Privacy, and Information Technology

Our systems, and those of our third-party vendors, containing personal information and payment data of our retail store and eCommerce customers, employees, and other third parties could be breached, which could subject us to adverse publicity, costly government enforcement actions or private litigation, and expenses.

We rely on the security of our networks, databases, systems, and processes to protect our proprietary information and information about our customers, employees, and vendors, including customer payment information. We have established physical, electronic, and organizational measures to safeguard and secure our systems to prevent data compromise and rely on commercially available systems, software, tools, and monitoring to provide security for our IT systems and the processing, transmission and storage of digital information. However, our IT systems are vulnerable to damage or interruption from a variety of sources, including physical damage, telecommunications or network failures or interruptions, system malfunction, natural disasters, malicious human acts, terrorism, and war, and we have experienced interruptions in the past. These systems, including our servers, are also vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). We have outsourced elements of our IT systems, including to cloud-based solution vendors, and use third-party vendors in other aspects of our operations and, as a result, a number of third-party vendors may or could have access to confidential information. Our third-party vendors have experienced service interruptions and cyber-attacks in the past, and we expect they will continue.

Cyber criminals are constantly devising schemes to circumvent information technology security safeguards and other retailers have suffered serious data security breaches. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased, due in part to cyber-attacks stemming from the Russia-Ukraine conflict. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including

outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. It is possible that we or our third-party vendors may experience cybersecurity and other breach incidents that remain undetected for an extended period. Even when a security breach is detected, the full extent of the breach may not be determined immediately. The costs to us to mitigate network security issues, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant and, while we have implemented security measures to protect our IT and data security infrastructure, our efforts to address these issues may not be successful.

If unauthorized parties gain access to our networks or databases, or those of our vendors, they may be able to steal, publish, delete, modify, or block our access to our private and sensitive internal and third-party information, including payment information and personally identifiable information. In such circumstances, we could be held liable to our customers, other parties, or employees as well as be subject to regulatory or other actions for breaching privacy law (including the E.U. GDPA, CCPA, and the CPRA) or failing to adequately protect such information. This could result in costly investigations and litigation exceeding applicable insurance coverage or contractual rights available to us, civil or criminal penalties, operational changes, or other response measures, loss of consumer confidence in our security measures, and negative publicity that could adversely affect our financial condition, results of operations, and reputation. Further, if we are unable to comply with the security standards established by banks and the payment processing industry, we may be subject to fines, restrictions, and expulsion from payment acceptance programs, which could adversely affect our retail operations. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future. If our IT systems fail and our redundant systems or disaster recovery plans are not adequate to address such failures, or if our business interruption insurance does not sufficiently compensate us for any losses that we may incur, our revenues and profits could be reduced and the reputation of our brand and our business could be materially and adversely affected.

We are also reliant on the security practices of our third-party service providers, which may be outside of our direct control. The services provided by these third parties have been, and will likely continue to be, subject to the same risk of outages, other failures and security breaches described above. If these third parties fail to adhere to adequate security practices, or experience a breach of their systems, the data of our employees and customers may be improperly accessed, used or disclosed. In addition, our third-party providers may take actions beyond our control that could harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating, or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions in our business, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Any loss or interruption to our systems or the services provided by third parties, and the other risks from cybersecurity threats described above, could adversely affect our business strategy, financial condition, or results of operations. Although the aggregate impact of cybersecurity breaches has not been material to date, we have been subject to cybersecurity incidents in the past, including within the last three years, and expect them to continue as cybersecurity threats evolve in sophistication. We cannot provide any assurances that such events will not occur and impacts therefrom will not be material in the future.

Failure to implement new information technology systems or needed upgrades to our systems, including operational and financial systems, could adversely affect our business.

As our business continues to grow in size, complexity, and geographic footprint, we have enhanced and upgraded our information technology infrastructure and we expect there to be a regular need for additional enhancements and upgrades as we continue to grow. Failure to implement new systems or upgrade systems, including operational and financial systems, as needed or complications encountered in implementing new systems or upgrading existing systems could cause disruptions that may adversely affect our business and results of operations. Further, additional investments needed to upgrade and expand our information technology infrastructure may require significant investment of additional resources and capital, which may not always be available or available on favorable terms.

Risks Related to our Global Supply Chain and Labor Force

We source substantially all of our products through foreign production arrangements. Our dependence on foreign supply sources are subject to risks associated with global sourcing and manufacturing which could result in disruptions to our operations.

We source substantially all of our products through a network of vendors primarily in Asia, principally coordinated by our Hong Kong sourcing office. Our global supply chain could be negatively affected due to a number of factors, including:

- political instability or other global events resulting in the disruption of operations or trade in or with foreign countries from which we source our products;
- the occurrence of a natural disaster, unusual weather conditions, or a disease epidemic in foreign countries from which we source our products;
- financial instability, including bankruptcy or insolvency, of one or more of our major vendors, including our transportation providers and carriers;
- the imposition of new laws and regulations relating to imports, duties, taxes, and other charges on imports, including those that the U.S. government has implemented and may further implement on imports from China, such as the Uyghur Forced Labor Prevention Act and other sanctions and trade regulations issued by the U.S. government related to forced labor in the Xinjiang Uyghur Autonomous Region of China and other regions which may affect our sourcing operations and the availability of raw materials, including cotton, used by the vendors from which we purchase goods;
- increased costs of raw materials (including cotton and other commodities), labor, fuel, and transportation;
- interruptions in the supply of raw materials, including cotton, fabric, and trim items;
- increases in the cost of labor in our sourcing locations;
- changes in the U.S. customs procedures concerning the importation of apparel products, durable goods and accessories;
- unforeseen delays in customs clearance of any goods;
- disruptions in the global transportation network, such as a port strikes or delays, work stoppages or other labor unrest, capacity withholding, world trade restrictions, acts of terrorism, or war;
- the application of adverse foreign intellectual property laws;
- the ability of our vendors to secure sufficient credit to finance the manufacturing process, including the acquisition of raw materials;
- potential social compliance concerns resulting from our use of international vendors, third-party manufacturers, and licensees, over whom we have limited control;
- manufacturing delays or unexpected demand for products may require the use of faster, but more expensive, transportation methods, such as air-freight services; and
- other events beyond our control that could interrupt our supply chain and delay receipt of our products into the United States, Canada, and Mexico, as well as the ninety additional countries in which our international partners and international wholesale customers operate.

The occurrence of one or more of these events could result in disruptions to our operations, which in turn could increase our cost of goods sold, decrease our gross profit, and/or impact our ability to deliver to our customers. For example, we have recently experienced delays with respect to our shipments via ocean vessels due to attacks by a militant group at the entrance to the Red Sea region. These attacks have required us to route shipments around the Cape of Good Hope at the southern tip of Africa, which has added an additional seven to ten days of transit time. Typically, approximately 65% of our products are shipped through the Red Sea to arrive at their destination on the East Coast of the U.S. and we expect delays of approximately seven to ten days if the hostilities in the region continue. We expect that the adverse impact of the hostilities in the region, including additional transportation fees to re-route these shipments, could be approximately $6.0 to $7.0 million through the end of June 2024. If these hostilities continue or escalate, our business and results of operations could be materially adversely affected.

Also, the United States Treasury Department has placed sanctions on China's Xinjiang Production and Construction Corporation ("XPCC") for human rights violations and took other significant steps to address the forced labor concerns in the Xinjiang Uyghur Autonomous Region (the "XUAR") of China, including withhold release orders issued by U.S. Customs and Border Protection, ("US CBP"). Additionally, on December 23, 2021, President Biden signed the Uyghur Forced Labor Prevention Act (the "UFLPA") into law, which is intended to address the use of forced labor in China's Xinjiang Uyghur Autonomous Region ("XUAR"). Among other things, the UFLPA imposes a presumptive ban on the import of goods to the United States that are made, wholly or in part, in the XUAR or by persons that participate in certain programs in the XUAR that entail the use of forced labor. The UFLPA took effect on June 21, 2022 and, along with US CBP withhold release orders, may in turn have an adverse effect on global supply chains, including our own supply chains for cotton and cotton-containing products, and the price of cotton in the marketplace. The XUAR is the source of large amounts of cotton and textiles for the global apparel supply chain. Although we do not knowingly source any products from the XUAR and we have no known involvement with China's Xinjiang Production and Construction Corporation ("XPCC") or its affiliates, we could be subject to penalties, fines or sanctions if any of the vendors from which we purchase goods is found or suspected to have dealings, directly or indirectly, with XPCC or entities with which it may be affiliated. Additionally, our products have been and, in the future, could be held or delayed by the US CBP under the withhold release orders, which would cause delays and unexpectedly affect our inventory levels. Even if we were not subject to penalties, fines, or sanctions, if products we source are associated in any way to XPCC or the XUAR, our reputation could be damaged.

A relatively small number of vendors supply a significant amount of our products, and losing one or more of these vendors could have a material adverse effect on our business.

In fiscal 2023, we purchased approximately 55% of our products from ten vendors, with three vendors representing approximately one half of the purchases made from our top ten vendors. Additionally, we estimate that approximately 66% of the fabric that is used in the manufacture of our products is sourced from China. We expect that we will continue to source a significant portion of our products from these vendors. We do not have agreements with our major vendors that would provide us with assurances on a long-term basis as to adequate supply or pricing of our products. If any of our major vendors decide to discontinue or significantly decrease the volume of products they manufacture for us, raise prices on products we purchase from them, or become unable to perform their responsibilities (e.g., if our vendors become insolvent or experience financial difficulties, manufacturing capacity constraints, significant labor disputes, or restrictions imposed by foreign governments) our business, results of operations, and financial condition may be adversely affected.

Labor or other disruptions along our supply chain may adversely affect our relationships with customers, reputation with consumers, and results of operations.

Our business depends on our ability to source and distribute products in a timely manner. Labor disputes at third-party factories where our goods are produced, the shipping ports we use, or within our transportation carriers create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes, or other disruptions during our peak manufacturing and importing times. For example, we source a significant

portion of our products through a single port on the West Coast of the United States. Work slowdowns and stoppages relating to labor agreement negotiations involving the operators of this west coast port and unions have in the past resulted in a significant backlog of cargo containers entering the United States. We, along with other companies, have also shifted a significant amount of our product deliveries to ports of entry on the East Coast of the United States, which have experienced volume increases that created, and may continue to create, delays at these ports that did not exist before we, and others, shifted significant volume to them. The ports of entry to which we deliver on the East Coast may also be subject to labor disputes, work slowdowns, lockouts, strikes, or other disruptions. Further, in the past, the insolvency of a major shipping company has also had an effect on our supply chain. As a result, we have in the past experienced delays in the shipment of our products. In the event that these slow-downs, disruptions or strikes occur in the future in connection with labor agreement negotiations or otherwise, it may have a material adverse effect on our financial position, results of operations, or cash flows.

Our inability to effectively source and manage inventory could negatively impact our ability to timely deliver our inventory supply and disrupt our business, which may adversely affect our operating results.

We source all of our products from a global network of third-party suppliers. If we experience significant increases in demand, or need to replace an existing vendor or shift production to vendors in new countries, there can be no assurance that additional manufacturing capacity will be available when required on terms that are acceptable to us or that any vendor would allocate sufficient capacity to us in order to meet our requirements. In addition, for any new vendors, we may encounter delays in production and added costs as a result of the time it takes to train our vendors in producing our products and adhering to our quality control standards. In the event of a significant disruption in the supply of the fabrics or raw materials (including cotton) used by our vendors in the manufacture of our products, such as an inability to source from a particular vendor or geographic region, our vendors might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price. Any delays, interruption, or increased costs in the manufacture of our products could have a material adverse effect on our operating results or cash flows.

Additionally, the nature of our business requires us to carry a significant amount of inventory, especially prior to the peak holiday selling season when we increase our inventory levels, and to support our retail omni-channel strategies, including our buy on-line and pick-up in store program. Merchandise usually must be ordered well in advance of the season in which it is expected to be sold, and frequently before apparel trends are validated by customer purchases. We must enter into contracts for the purchase and manufacture of merchandise well in advance of the applicable selling season. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases and allocations to our sales channels. In the past, we have not always predicted our customers' preferences and acceptance levels of our trend items with accuracy. If sales do not meet expectations, too much inventory may cause excessive markdowns and, therefore, lower-than-planned margins, and too little inventory may result in lost sales.

Our Braselton, Georgia distribution facility handles a large portion of our merchandise distribution. If we encounter problems with this facility, our ability to deliver our products to the market could be adversely affected.

We process a large portion of our merchandise distribution for our U.S. stores and our eCommerce operations from our facility in Braselton, Georgia. Our ability to meet consumer expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies depends on proper operation of this facility. If we are not able to distribute merchandise to our stores or customers because we have exceeded our capacity at our distribution facility (such as a high level of demand during peak periods) or because of natural disasters, health issues, accidents, system failures, disruptions, or other events, our sales could decline, which may have a materially adverse effect on our earnings, financial position, and our reputation. Additionally, we have experienced significant competition in hiring employees for this facility, and in order to address this, we have increased wages and implemented other policies in order to retain existing employees and attract additional employees. These wage increases impacted our operating results. We are likely to continue to face challenges in hiring employees for this facility due to increased competition and we may incur additional employee-related

costs, when necessary, which would impact our operating results. These staffing difficulties have caused and may in the future cause additional capacity constraints. Additionally, if we are unable to adequately staff this facility to meet demand, or if the cost of such staffing is higher than projected due to competition, mandated wage increases, regulatory changes, or other factors, our operating results may be further harmed.

In addition, we use automated systems that manage the order processing for our eCommerce business. In the event that one of these systems becomes inoperable for any reason, we may be unable to ship orders in a timely manner, and as a result, we could experience a reduction in our direct-to-consumer business, which could negatively impact our sales and profitability.

Risks Relating to Our International Expansion

We may be unsuccessful in expanding into international markets.

We cannot be sure that we can successfully complete any planned international expansion or that new international business will be profitable or meet our expectations. We do not have significant experience operating in markets outside of North America. Consumer demand, behavior, tastes, and purchasing trends may differ in international markets and, as a result, sales of our products may not be successful or meet our expectations, or the margins on those sales may not be in line with those we currently anticipate. We may encounter differences in business culture and the legal environment that may make working with commercial partners and hiring and retaining an adequate employee base more challenging. We may also face difficulties integrating foreign business operations with our current operations, including our international supply chain operations. Significant changes in foreign laws or relations, such as political uncertainty and potential trade wars between nations in which we operate, may also hinder our success in new markets. Our entry into new markets may have upfront investment costs that may not be accompanied by sufficient revenues to achieve typical or expected operational and financial performance and such costs may be greater than expected. If our international expansion plans are unsuccessful, our results could be materially adversely affected.

Risks Related to Governmental and Regulatory Changes

Failure to comply with the various laws and regulations as well as changes in laws and regulations could have an adverse impact on our reputation, financial condition, or results of operations.

We are subject to laws, regulations and standards set by various governmental authorities around the world, including in the United States, Canada, and Mexico, including:

- those imposed by the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC, and the NYSE;
- the U.S. Foreign Corrupt Practices Act, and similar world-wide anti-bribery laws;
- health care, employment and labor laws;
- product and consumer safety laws, including those imposed by the U.S. Consumer Product Safety Commission and the Americans with Disabilities Act of 1990;
- data privacy laws, including the E.U. GDPA and the CCPA;
- trade, transportation and logistics related laws, including tariffs and orders issued by Customs and Border Protection; and
- applicable environmental laws.

Our failure to comply with these various laws and regulations could have an adverse impact on our reputation, financial condition, or results of operations. In addition, these laws, regulations, and standards may change from time to time, and the complexity of the regulatory environment in which we operate may increase. Although we undertake to monitor changes in these laws, if these laws change without our knowledge, or are violated by

importers, designers, manufacturers, distributors, or agents, we could experience delays in shipments and receipt of goods or be subject to fines or other penalties under the controlling regulations, any of which could negatively affect our business and results of operations. Also, our inability, or that of our vendors, to comply on a timely basis with regulatory requirements could result in product recalls, or significant fines or penalties, which in turn could adversely affect our reputation and sales, and could have an adverse effect on our results of operations. Issues with respect to the compliance of merchandise we sell with these regulations and standards, regardless of our culpability or customer concerns about such issues, could result in damage to our reputation, lost sales, uninsured product liability claims or losses, product recalls, and increased costs.

Risks Related to Executing Our Strategic Plan

Our failure to properly manage strategic initiatives in order to achieve our objectives may negatively impact our business.

The implementation of our business strategy periodically involves the execution of complex initiatives, such as acquisitions, which may require that we make significant estimates and assumptions about opportunities and initiatives that we may pursue. These projects could place significant demands on our accounting, financial, information technology, and other systems, and on our business overall. We are dependent on our management's ability to oversee these projects effectively and implement them successfully. If our estimates and assumptions about a project are incorrect, or if we miscalculate the resources or time we need to complete a project or fail to implement a project effectively, our business and operating results could be adversely affected.
Given the trend of declining customer traffic in malls and shopping centers, our multichannel business model is an important pillar of our strategic plan. Our multichannel global business model, which includes retail store, eCommerce, and wholesale sales channels, enables us to reach a broad range of consumers around the world. However, to be effective, this strategy has and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies. Omni-channel retailing is rapidly evolving and we must anticipate and meet changing customer expectations and address new developments and technology investments by our competitors. Our omni-channel retailing strategy includes implementing new technology, software, and processes to be able to fulfill customer orders from any point within our system of stores and distribution centers, which is extremely complex and may not meet customer expectations for timely and accurate deliveries. We have made significant investments in our direct-to-consumer capabilities in recent years, including same-day fulfillment of online purchases and radio frequency identification (RFID) technology, in order to increase the visibility and accuracy of our inventories. If we are unable to attract and retain employees or contract with third-parties having the specialized skills needed to support our multichannel efforts, implement improvements to our customer-facing technology in a timely manner, allow real-time and accurate visibility to product availability when customers are ready to purchase, quickly and efficiently fulfill our customers' orders using the fulfillment and payment methods they demand, or provide a convenient and consistent experience for our customers regardless of the ultimate sales channel, our ability to compete and our results of operations could be adversely affected. In addition, if our retail eCommerce sites or our other customer-facing technology systems do not appeal to our customers, reliably function as designed, or maintain the privacy of customer data, or if we are unable to consistently meet our brand and delivery promises to our customers, we may experience a loss of customer confidence or lost sales, or be exposed to fraudulent purchases, which could adversely affect our reputation and results of operations.

Additionally, our pricing and other strategies for growing profitability may not achieve their objectives, may adversely affect our business, inventory units sold, results of operations, and cash flows.

A failure to properly execute our plans and business strategies, delays in executing our plans and business strategies, increased costs associated with executing on our plans and business strategies, or failure to identify alternative strategies could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Our success is dependent upon retaining key individuals within the organization to execute our strategic plan.

Our ability to attract and retain qualified executive management, marketing, merchandising, design, sourcing, technology, operations, including distribution center and retail store, and support function staffing is key to our success. We cannot be sure that we will be able to attract, retain, and motivate a sufficient number of qualified personnel in the future, or that the compensation costs of doing so will not adversely affect our operating results. We have paid special bonuses across our workforce and have increased, and may continue to increase, our employee compensation and benefits levels in response to competition, as necessary. Our inability to retain personnel could cause us to experience business disruption due to a loss of historical knowledge and a lack of business continuity and may adversely affect our results of operations, financial position, and cash flows.

We may be unable to grow through acquisitions or successfully integrate acquired businesses, and such acquisitions may fail to achieve the financial results we expected.

From time to time we may acquire other businesses as part of our growth strategy, such as our acquisitions of the Skip Hop brand and our Mexican licensee in fiscal 2017, and we may partially or fully fund future acquisitions by taking on additional debt. We may be unable to continue to grow through acquisitions if we are not able to identify suitable acquisition candidates or acquire them on favorable terms, and potential acquisitions may be abandoned or delayed if necessary financing is not available or regulatory approvals cannot be obtained. For completed acquisitions, we may be unable to successfully integrate businesses we acquire and such acquisitions may fail to achieve the financial results we expected. Integrating completed acquisitions into our existing operations, particularly larger acquisitions, involves numerous risks, including harmonizing divergent technology platforms, diversion of our management attention, failure to retain key personnel and customers, and failure of the acquired business to be financially successful. In addition, we cannot be certain of the extent of any unknown or contingent liabilities of any acquired business, including liabilities for failure to comply with applicable laws, such as those relating to product safety, anti-bribery or anti-corruption. We may incur material liabilities for past activities of acquired businesses. Also, depending on the location of the acquired business, we may be required to comply with laws and regulations that may differ from those of the jurisdictions in which our operations are currently conducted. Our inability to successfully integrate businesses we acquire, or if such businesses do not achieve the financial results we expect, may increase our costs and have a material adverse impact on our financial condition and results of operations.

Risks Related to Financial Reporting, Our Debt, and Taxes

We may not achieve sales growth plans, profitability objectives, and other assumptions that support the carrying value of our intangible assets.

The carrying values of our goodwill and tradename assets are subject to annual impairment reviews as of the last day of each fiscal year or more frequently, if deemed necessary, due to any significant events or changes in circumstances. Estimated future cash flows used in these impairment reviews could be negatively affected if we do not achieve our sales plans and planned profitability objectives. Other assumptions that support the carrying value of these intangible assets, including a deterioration of macroeconomic conditions which would negatively affect the cost of capital and/or discount rates, could also result in impairment of the remaining asset values. For example, in fiscal 2022, we recorded a non-cash pre-tax impairment charge of $9.0 million on our *Skip Hop* indefinite-lived tradename asset, reflecting the effect of increased discount rates and lower forecasted sales and profitability.

We have substantial debt, which could adversely affect our financial health and our ability to obtain financing in the future and to react to changes in our business.

As of the end of fiscal 2023, we had $500.0 million aggregate principal amount of debt outstanding (excluding $4.4 million of outstanding letters of credit), and $845.6 million of undrawn availability under our senior secured

revolving credit facility after giving effect to $4.4 million of letters of credit issued under our senior secured revolving credit facility. As a result, our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements, or general corporate or other purposes may be limited, and we may be unable to renew or refinance our debt on terms as favorable as our existing debt or at all.

If our liquidity, cash flows, and capital resources are insufficient to fund our debt service obligations and other cash requirements, we could be forced to reduce or delay investments and capital expenditures or to sell assets or operations, seek additional capital, or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

In addition, both our senior secured revolving credit facility and, in certain circumstances, the indenture that governs the senior notes contain restrictive covenants that, subject to specified exemptions, restrict our ability to incur indebtedness, grant liens, make certain investments (including business acquisitions), pay dividends or distributions on our capital stock, engage in mergers, dispose of assets and use the proceeds from any such dispositions, and raise debt or equity capital to be used to repay other indebtedness when it becomes due. These restrictions may limit our ability to engage in acts that may be in our long-term best interests, and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. In particular, we cannot guarantee that we will have sufficient cash from operations, borrowing capacity under our debt documents, or the ability to raise additional funds in the capital markets to pursue our growth strategies as a result of these restrictions or otherwise. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility.

We may experience fluctuations in our tax obligations and effective tax rate.

We are subject to income taxes in federal and applicable state and local tax jurisdictions in the United States, Canada, Hong Kong, Mexico, and other foreign jurisdictions. Our taxable income in each jurisdiction is affected by certain transfer pricing arrangements between affiliated entities. Challenges to the arms-length nature of these transfer prices could materially affect our taxable income in a taxing jurisdiction, and therefore affect our income tax expense. We record tax expense based on our estimates of current and future payments, which include reserves for estimates of uncertain tax positions. At any time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may impact the ultimate settlement of these tax positions. As a result, there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated. Further, our effective tax rate in any financial statement period may be materially affected by changes in the geographic mix and level of earnings.

During the requisite service period for compensable equity-based compensation awards that we may grant to certain employees, we recognize a deferred income tax benefit on the compensation expense we incur for these awards for all employees other than our named executive officers. At time of subsequent vesting, exercise, or expiration of an award, the difference between our actual income tax deduction, if any, and the previously accrued income tax benefit is recognized in our income tax expense/benefit during the current period and can consequently raise or lower our effective tax rate for the period. Such differences are largely dependent on changes in the market price for our common stock.

We cannot predict whether quotas, duties, taxes, or other similar restrictions will be imposed by the United States or foreign countries upon the import or export of our products in the future, or what effect any of these actions would have, if any, on our business, financial condition, or results of operations.

Changes in regulatory, geopolitical, social or economic policies, treaties between the United States and other countries, and other factors may have a material adverse effect on our business in the future or may require us to exit a particular market or significantly modify our current business practices. For example, our taxable income

may be affected by new laws, rulings, initiatives, and other events, which may affect our business, financial condition, or results of operations in future periods, including:

- the CARES Act, which was enacted in March 2020, and which significantly affects U.S. taxation by providing a retention credit and eases limitations on certain deductions including interest due to potential volatility in 2020 taxable income;

- a 2018 U.S. Supreme Court ruling, under which states may have additional ability to tax entities operating in their state, but lacking physical presence;

- mandatory country by country reporting of revenue, employees and profits, and certain international initiatives (such as the Organisation for Economic Co-operation and Development (OECD)'s Base Erosion and Profit Shifting (BEPS)) that are focused on the equity of international taxation, which may ultimately result in a worldwide minimum tax, or more defined approach around global profit allocation between related companies operating in jurisdictions with disparate income tax rates; and

- tax revenue reductions as a result of the economic impact of the pandemic, which may lead to increases in state tax rates or the expansions of their tax base.

General Risks

Quarterly cash dividends and share repurchases are subject to a number of uncertainties, and may affect the price of our common stock.

Quarterly cash dividends and share repurchases under our share repurchase program have historically been part of our capital allocation strategy. Although we reinstated our share repurchase program in August 2021 and resumed payment of a quarterly dividend in the third quarter of fiscal 2021, in the first quarter of fiscal 2020 we suspended both our quarterly cash dividends and our share repurchase program due to the effects of the COVID-19 pandemic, and we are not required to declare dividends or make any share repurchases under our share repurchase program in the future. Decisions with respect to future dividends and share repurchases are subject to the discretion of our Board of Directors and will be based on a variety of factors, including restrictions under our secured revolving credit facility, market conditions, the price of our common stock, the nature and timing of other investment opportunities, changes in our business strategy, the terms of our financing arrangements, our outlook as to the ability to obtain financing at attractive rates, the impact on our credit ratings and the availability of domestic cash. A subsequent reduction or elimination of our cash dividend, or subsequent suspension or elimination of our share repurchase program could adversely affect the market price of our common stock. Additionally, there can be no assurance that any share repurchases will enhance shareholder value because the market price of our common stock may decline below the levels at which we repurchased shares of common stock, and short-term stock price fluctuations could reduce the program's effectiveness.

The market price of our common stock may be volatile.

The market price of our common stock may fluctuate substantially. Future announcements concerning us or our competitors', financial results, quarterly variations in operating results or comparable sales, updates on strategic initiatives, failure to meet analyst or investor expectations, failure of investors or analysts to understand our business strategies or fundamental changes in our business or sector, among other factors, could cause these fluctuations. In addition, stock markets have experienced periods of significant price or volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many public companies for reasons frequently unrelated to the operating performance of the specific companies. Stock price volatility may also impact our decisions with respect to future dividends and share repurchases.

Our amended and restated bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or agents.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, or agents to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. This exclusive forum provision is not intended to apply to actions arising under the Exchange Act or the Securities Act of 1933, as amended. The Court of Chancery of the State of Delaware has held that a Delaware corporation can only use its constitutive documents to bind a plaintiff to a particular forum where the claim involves rights or relationships that were established by or under the DGCL.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the forum selection provision of our amended and restated bylaws. The choice of forum provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees, or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find this provision of our amended and restated bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

To effectively assess, identify, and manage material risks from cybersecurity threats, the Company maintains a cyber risk management program, which is led by our Chief Information Security Officer and Vice President of Infrastructure Services and Supply Chain Systems (the "CISO"). The CISO reports to the Senior Vice President and Chief Information Officer (the "CIO"), who in turn reports to the CFO.

The Company has implemented the following processes to assess, identify, and manage material risks from cybersecurity threats:

- Annual assessments, by an independent third party, of the Company's cybersecurity framework under the National Institute for Standards and Technology ("NIST") cybersecurity framework;
- Penetration tests conducted by a third-party;
- Simulation of attacks on the Company's systems by third-parties to test the Company's systems and protections;
- "Table-top" simulation exercises involving the Company's management and its third-party consultants and advisors to simulate a cyber incident and the Company's response to that incident, pursuant to the Company's Incident Response Plan; and

- Payment card industry ("PCI") audits to assess the Company's processing of credit card transactions pursuant to standards adopted by the PCI.

In addition, to mitigate material risks from cybersecurity threats, the Company has implemented various controls, including, but not limited to, the following:

- Intrusion prevention controls (such as network segmentation and firewalls);
- Access controls (such as identity and access management and multi-factor authentication on critical applications and systems);
- Detection controls (such as endpoint threat detection and response, and logging and monitoring involving the use of a third-party for security information and event management, with reports and alerts provided by the third-party to the CISO's team); and
- Threat protection controls (such as mandatory cyber-threat training and simulated phishing campaigns with employees, vendor management programs, and vulnerability and patch management).

The Company has integrated its processes for assessing, identifying, and managing material risks from cybersecurity threats into its overall risk management framework, including through coordination with the Company's internal leader of Enterprise Risk Management, and through quarterly reporting to the Company's Audit Committee. Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition, except as disclosed in the risk factor titled "Our systems, and those of our third-party vendors, contain personal information and payment data of our retail store and eCommerce customers, and other third parties could be breached, which could subject us to adverse publicity, costly government enforcement actions or private litigation, and expenses" in Part I, Item 1A, "Risk Factors".

The Company has also implemented processes for overseeing and identifying risks from cybersecurity threats associated with its use of third-party service providers. For example, the Company has implemented the following:

- Vendor onboarding processes including a Privacy Impact Assessment and a Cyber Security and Compliance Questionnaire; and
- Enrollment of each vendor in a third-party risk monitoring tool that alerts the CISO's team should that vendor's security posture change.

Governance

The Audit Committee of the Board of Directors oversees risks from cybersecurity threats, including through quarterly reports to the Audit Committee by the Company's CISO and CIO and, as needed, special reports to the Audit Committee and/or the Chairperson of the Audit Committee. The Audit Committee includes members with technology and cybersecurity experience and certifications, including a Committee member with over 28 years of experience working for Hewlett Packard Enterprise Company and a Committee member with a Computer Emergency Readiness Team ("CERT") Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University and completion of the National Association of Corporate Directors Master Course in Cybersecurity.

Management plays an integral role in assessing and managing the Company's material risk from cybersecurity risks. The assessment and management of those risks is led by the Company's CISO, who has over 20 years of experience working in information technology, including over 10 years specifically focused on information security, infrastructure, and strategy, and the Company's CIO, who has over 25 years of experience in Retail, Consumer Products, Merchandising, Supply Chain and IT, of which 15 years have been in leadership roles, and

implemented by the CISO's team, who are responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, processes and operations. The CISO and CIO lead quarterly meetings of the Company's Security Executive Steering Committee (the "Steering Committee"), which is composed of the Company's CFO, General Counsel, and CIO. The Steering Committee drives awareness, ownership and alignment across broad governance and risk stakeholder groups for effective cybersecurity risk management and reporting.

The Company's management maintains and implements a written Incident Response Plan, which is reviewed and updated on an annual basis and includes an Incident Response Plan Executive Committee consisting of the Company's CIO, CISO, and General Counsel. In addition, members of the CISO's and CIO's teams monitor the Company's systems and processes and promptly report incidents as required under the Incident Response Plan, including, but not limited to, reporting to the appropriate members of management and, as needed, the Audit Committee.

The Incident Response Plan has been developed to align with the four phases for the security handling lifecycle set forth in the National Institute for Standards and Technology Special Publication 800-61: (1) Preparation, (2) Detection & Analysis, (3) Containment Eradication & Recovery, and (4) Post-Incident Activity.

ITEM 2. PROPERTIES

The following is a summary of our principal owned and leased properties as of December 30, 2023.

Our corporate headquarters occupies 209,000 square feet of leased space in a building in Atlanta, Georgia. Our lease for that space expires in July 2035. In addition, we occupy leased space in a building in Mississauga, Ontario, which serves as our regional headquarters for Canada, and we occupy leased space in Hong Kong, which serves as our principal sourcing office in Asia. We also lease other space in Georgia and New York, as well as in Bangladesh, Cambodia, China, Mexico, and Vietnam that, depending on the site, serves as a sourcing, sales, or administrative office. We also own a 224,000 square foot facility in Griffin, Georgia.

Our largest distribution centers, which we lease, are located in Braselton, Georgia, Stockbridge, Georgia, and Jonesboro, Georgia and are 1.1 million, 0.5 million, and 0.2 million square feet, respectively. The distribution centers in Braselton, Georgia and Stockbridge, Georgia support all of our operating segments, and the distribution center in Jonesboro, Georgia supports our U.S. Wholesale segment. We also lease additional space in or use third-party logistics providers in California, Canada, China, Mexico, and Vietnam for warehousing and distribution purposes.

We also operate the following number of leased retail stores: 792 in the United States, 188 in Canada, and 54 in Mexico. Our average remaining lease term for retail store leases in the United States, Canada, and Mexico is approximately 3.2 years, excluding renewal options.

ITEM 3. LEGAL PROCEEDINGS

We are subject to various claims and pending or threatened lawsuits in the normal course of our business. The Company is not currently a party to any legal proceedings that it believes would have a material adverse effect on its financial position, results of operations, or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock

Our common stock trades on the New York Stock Exchange (NYSE) under the trading symbol CRI. As of February 20, 2024, there were 172 holders of record of our common stock. The vast majority of holders of our common stock are "street name" or beneficial holders, whose shares of record are held by banks, brokers, and other financial institutions.

Open Market Share Repurchases

The following table provides information about shares repurchased during the fourth quarter of fiscal 2023:

Period	Total number of shares purchased[(1)]	Average price paid per share[(2)]	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of remaining shares that can be purchased under the plans or programs
October 1, 2023 through October 28, 2023	188,761	$ 66.65	188,761	$669,453,093
October 29, 2023 through November 25, 2023	122,983	$ 67.97	122,745	$661,110,640
November 26, 2023 through December 30, 2023	159,405	$ 72.88	159,405	$649,492,412
Total	471,149		470,911	

(1) Includes shares of our common stock surrendered by our employees to satisfy required tax withholding upon the vesting of restricted stock awards. There were 238 shares surrendered between October 29, 2023 and November 25, 2023.
(2) The average price paid per share excludes excise tax on share repurchases imposed as part of the Inflation Reduction Act of 2022.

Share Repurchase Program

On February 24, 2022, our Board of Directors authorized share repurchases up to $1.00 billion, inclusive of $301.9 million remaining under previous authorizations. The total aggregate remaining capacity under outstanding repurchase authorizations as of December 30, 2023 was $649.5 million. The share repurchase authorizations have no expiration dates.

We repurchased and retired shares in open market transactions in the following amounts for the fiscal periods indicated:

	For the fiscal year ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Number of shares repurchased[(1)]	1,446,269	3,747,187	2,967,619
Aggregate cost of shares repurchased *(dollars in thousands)*[(2)]	$ 100,034	$ 299,667	$ 299,339
Average price per share[(2)]	$ 69.17	$ 79.97	$ 100.87

(1) Share repurchases were made in compliance with all applicable rules and regulations and in accordance with the share repurchase authorizations described in Item 8 "Financial Statements and Supplementary Data" under Note 11, Common Stock, to the consolidated financial statements.

(2) The aggregate cost of share repurchases and average price paid per share excludes excise tax on share repurchases imposed as part of the Inflation Reduction Act of 2022.

Future repurchases may occur from time to time in the open market, in privately negotiated transactions, or otherwise. The timing and amount of any repurchases will be at the discretion of the Company subject to restrictions under the Company's secured revolving credit facility and considerations given to market conditions, stock price, other investment priorities, excise taxes, and other factors.

Dividends

On February 26, 2024, the Company's Board of Directors declared a quarterly cash dividend payment of $0.80 per common share, payable on March 29, 2024 to shareholders of record at the close of business on March 11, 2024.

In each quarter of fiscal 2023, the Board of Directors declared, and the Company paid, a cash dividend per common share of $0.75 (for an aggregate cash dividend per common share of $3.00 for fiscal 2023). In fiscal 2022 the Board of Directors declared, and the Company paid, a cash dividend per common share of $0.75 (for an aggregate cash dividend per common share of $3.00 for fiscal 2022). Our Board of Directors will evaluate future dividend declarations based on a number of factors, including restrictions under our secured revolving credit facility, business conditions, our financial performance, and other considerations.

Provisions in our secured revolving credit facility could have the effect of restricting our ability to pay cash dividends on, or make future repurchases of, our common stock, as further described in Item 8 "Financial Statements and Supplementary Data" under Note 10, *Long-Term Debt*, to the consolidated financial statements.

Recent Sales of Unregistered Securities

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our results of operations and current financial condition. You should read this discussion in conjunction with our consolidated historical financial statements and notes included elsewhere in this Annual Report on Form 10-K. Our discussion of our results of operations and financial condition contains certain forward-looking statements within the meaning of the federal securities laws relating to our future performance. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K. Those risk factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. Except for any ongoing obligations to disclose material information as required by federal securities laws, we do not have any intention or obligation to update forward-looking statements after we file this Annual Report on Form 10-K.

For a comparison of our results for fiscal year 2022 to our results for fiscal year 2021 and other financial information related to fiscal year 2021, refer to Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2022 Annual Report on Form 10-K, filed with the SEC on February 24, 2023.

Fiscal Years

Our fiscal year ends on the Saturday in December or January nearest December 31. Every five or six years, our fiscal year includes an additional 53rd week of results. Fiscal 2023 ended on December 30, 2023, fiscal 2022 ended on December 31, 2022, and fiscal 2021 ended on January 1, 2022. All three fiscal years contained 52 calendar weeks.

Our Business

We are the largest branded marketer of young children's apparel in North America. We own two of the most highly recognized and trusted brand names in the children's apparel market, *Carter's* and *OshKosh B'gosh* (or "*OshKosh*"). We also own *Skip Hop*, a leading young children's lifestyle brand, *Little Planet*, a brand focused on organic fabrics and sustainable materials and exclusive *Carter's* brands developed for Amazon, Target, and Walmart.

Our multichannel global business model, which includes retail stores, eCommerce, and wholesale distribution channels, as well as omni-channel capabilities in the United States and Canada, enables us to reach a broad range of consumers around the world. At the end of fiscal 2023, our channels included 1,034 company-owned retail stores, eCommerce websites, approximately 19,350 wholesale locations in North America, as well as our international wholesale accounts and licensees who operate in over 1,100 locations outside of North America in over 90 countries.

Segments

Our three business segments are: U.S. Retail, U.S. Wholesale, and International. These segments are our operating and reporting segments. Our U.S. Retail segment consists of revenue primarily from sales of products in the United States through our retail stores and eCommerce websites. Similarly, our U.S. Wholesale segment consists of revenue primarily from sales in the United States of products to our wholesale partners. Our International segment consists of revenue primarily from sales of products outside the United States, largely through our retail stores and eCommerce websites in Canada and Mexico, and sales to our international wholesale customers and licensees. Additional financial and geographical information about our business segments is contained in Item 8 "Financial Statements and Supplementary Data" and under Note 18, *Segment Information*, to the consolidated financial statements.

Gross Profit and Gross Margin

Gross profit is calculated as consolidated net sales less cost of goods sold. Gross margin is calculated as gross profit divided by consolidated net sales. Cost of goods sold includes expenses related to the merchandising, design, and procurement of product, including inbound freight, purchasing, receiving, and inspection costs. Also included in costs of goods sold are the costs of shipping eCommerce product to end consumers. Retail store occupancy costs, distribution expenses, and generally all other expenses other than interest and income taxes are included in Selling, general, and administrative ("SG&A") expenses. Distribution expenses that are included in SG&A primarily consist of payments to third-party shippers and handling costs to process product through our distribution facilities, including eCommerce fulfillment costs, and delivery to our wholesale customers and to our retail stores. Our gross profit and gross margin may not be comparable to other entities that define their metrics differently.

Known or Anticipated Trends

Macroeconomic Factors and Consumer Demand

Macroeconomic factors, including inflationary pressures on families with young children, increased interest rates, the lapping of government stimulus, increased consumer debt levels, decreased savings rates, resumption of student loan repayments, geopolitical unrest, and increased risks of a recession continued to create a complex and challenging environment for our business in fiscal 2023. We believe these macroeconomic factors have resulted in lower consumer sentiment and negatively impacted demand for our products. While the impact of these macroeconomic factors is difficult to quantify, we expect continued pressure on consumer demand in fiscal 2024.

Inflationary Pressures

In fiscal 2022, the cost of transportation, particularly ocean freight rates, raw materials, packaging materials, labor, energy, fuel, and other inputs necessary for the production and distribution of our products rapidly increased. As a result, we offset some of these cost pressures through increases in the selling prices of some of our products, product cost optimization, increasing and diversifying our portfolio of suppliers, renegotiating our longer-term shipping container contracts, and reductions in discretionary spending.

While some of these inflationary pressures, including freight input costs and product input costs, improved in fiscal 2023 and we expect further improvement in fiscal 2024, we may continue to experience inflationary pressures on our product input costs and distribution costs. Additionally, our pricing actions could have an adverse impact on demand and may not be sufficient to cover all increased costs that we may experience.

Inventory Levels

As consumer and wholesale customer demand in the marketplace began to slow in fiscal 2022 in response to the onset of significant inflation, the Company implemented a strategy whereby inventory originally intended for sale in fiscal 2022 was packed and held ("pack and hold" inventory) for sale profitably in a future period. In fiscal 2023, the Company had profitably sold through the majority of this inventory. Additionally, in response to increased inventory levels at the end of fiscal 2022, the Company utilized its own retail channel, as well as off-price channels, to sell through excess inventory.

Compared to the end of fiscal 2022, our inventories decreased $207.4 million, or 27.9%, to $537.1 million, due to this decreased "pack and hold" inventory, decreased days of supply, and decreased product costs. "Pack and hold" inventory decreased $88.0 million, or 88.7% to $11.2 million. In part due to our inventory management strategies taken in fiscal 2023, inventory provisions as a percentage of sales decreased and benefited our gross margin by approximately 50 basis points ("bps").

We are currently experiencing stable inventory levels, inventory transit times, and flow of seasonal product in line with our historical experience. As a result, we expect inventory levels in the first quarter of fiscal 2024 to be lower than those in the first quarter of fiscal 2023, and we expect inventory levels in the remainder of fiscal 2024 to be relatively consistent with those in the same periods in fiscal 2023.

Recent Developments

Red Sea Conflict

We have recently experienced delays with respect to our inventory shipments via ocean vessels due to attacks by a militant group at the entrance to the Red Sea region. These attacks have required our carriers to route shipments around the Cape of Good Hope at the southern tip of Africa, which has added an additional seven to ten days of transit time. Typically, approximately 65% of our products are shipped through the Red Sea to arrive at their destination on the East Coast of the U.S. and we expect delays of approximately seven to ten days if the hostilities in the region continue. We expect that the adverse impact of the hostilities in the region, including additional transportation fees to re-reroute these shipments, could be approximately $6.0 to $7.0 million through the end of June 2024. If these hostilities continue or escalate, our business and results of operations could be materially adversely affected.

Organizational Restructuring

In fiscal 2023, we initiated several organizational restructuring initiatives which included a reorganization of staffing models across multiple functions to drive labor savings and increase efficiencies. In conjunction with these plans, we incurred costs of approximately $6.2 million in fiscal 2023. These costs were primarily related to severance and other termination benefits. As of December 30, 2023, there is approximately $1.9 million related to these plans included in Other current liabilities on our consolidated balance sheets.

Corporate Office Lease Amendment

During the first quarter of fiscal 2023, we executed an amendment to the lease of our corporate headquarters in Atlanta, Georgia which resulted in returning three floors to the landlord and extending the lease to 2035. As a result of the reduction in leased office space, we recorded a net gain of $1.8 million related to the partial termination of the lease in the first quarter of fiscal 2023.

Business Strategies and Outlook

We believe that our growth in the years ahead will be driven by new retail store openings and omni-channel sales in North America and our exclusive *Carter's* brands in the wholesale channel.

During fiscal 2023, we opened 48 stores and closed 13 low-margin stores in our U.S. Retail segment. We are projecting approximately 40 new store openings and 30 store closures in fiscal 2024, with a greater number of net store openings in future years.

In our U.S. Wholesale segment, we expect our exclusive *Carter's* brands to be the largest contributor to our sales growth, with additional growth planned across customers that sell our core *Carter's* brand.

In international markets, we expect our growth will be driven through new store openings and omni-channel capabilities in Mexico and Canada, expansion through our wholesale partner in Brazil, and growth with other wholesale customers.

We expect that our profitability in the years ahead will be driven by improved inventory management and pricing capabilities, favorable trends in product costs and ocean freight rates, productivity benefits that enable investments in growth, and continued return of capital through share repurchases

Fiscal Year 2023 Financial Highlights

Unless otherwise stated, comparisons are to fiscal 2022.

- Consolidated net sales decreased $267.1 million, or 8.3%, to $2.95 billion, due to macroeconomic factors, including inflationary pressures on families with young children, increased interest rates, increased consumer debt levels, decreased savings rates, and risk of recession, driving lower consumer demand.

- Gross margin increased 160 bps to 47.4%, due to decreased inventory provisions, decreased ocean freight rates, and improved price realization.

- SG&A expenses decreased $16.1 million, or 1.4%, to $1.09 billion, due to decreased eCommerce expenses on decreased sales, decreased transportation costs, and decreased marketing expenses. SG&A as a percentage of consolidated net sales ("SG&A rate") increased 250 bps to 37.1%, due to fixed cost deleverage on decreased sales, increased performance-based compensation expense, and increased consulting costs. Our consulting costs were incurred as an investment in our ongoing initiatives to grow our market share, deepen our relationships with our current customers, improve productivity, and increase shareholder value. While we will continue to focus on effectively managing our variable costs, we will also look to invest in growing our business, including adding new omni-channel capabilities, opening new retail stores, and investing in more effective brand marketing.

- Consolidated operating income decreased $55.8 million, or 14.7%, to $323.4 million, and adjusted operating income, a non-GAAP financial measure, decreased $60.4 million, or 15.5%, to $327.8 million. The decrease in consolidated operating income is due to the factors discussed above, partially offset by the nonrecurrence of a $9.0 million non-cash pre-tax impairment charge related to the *Skip Hop* tradename in fiscal 2022.

- Other (income) expense, net was $8.0 million in fiscal 2023, primarily due to a $6.9 million payment received in January 2024 as a result of a court-approved settlement in December 2023 related to payment card interchange fees.

- Diluted net income per common share decreased $0.10, or 1.6%, to $6.24, and adjusted diluted net income per common share decreased $0.71, or 10.3%, to $6.19.

- Inventories decreased $207.4 million, or 27.9%, to $537.1 million, due to decreased "pack and hold" inventory, decreased days of supply, and decreased product costs.

- As a result of our strong financial position and available liquidity, we returned $212.0 million to our shareholders, comprised of $100.0 million in share repurchases and $112.0 million in cash dividends.

RESULTS OF OPERATIONS

2023 FISCAL YEAR ENDED DECEMBER 30, 2023 COMPARED TO 2022 FISCAL YEAR ENDED DECEMBER 31, 2022

The following table summarizes our results of operations:

(dollars in thousands, except per share data)	Fiscal year ended			
	December 30, 2023	December 31, 2022	$ Change	% / bps Change
Consolidated net sales	$2,945,594	$3,212,733	$(267,139)	(8.3)%
Cost of goods sold	1,549,659	1,740,375	(190,716)	(11.0)%
Gross profit	1,395,935	1,472,358	(76,423)	(5.2)%
Gross profit as % of consolidated net sales	*47.4%*	*45.8%*		*160 bps*
Royalty income, net	21,410	25,820	(4,410)	(17.1)%
Royalty income as % of consolidated net sales	*0.7%*	*0.8%*		*(10) bps*
Selling, general, and administrative expenses	1,093,940	1,110,007	(16,067)	(1.4)%
SG&A expenses as % of consolidated net sales	*37.1%*	*34.6%*		*250 bps*
Intangible asset impairment	—	9,000	(9,000)	nm
Operating income	323,405	379,171	(55,766)	(14.7)%
Operating income as % of consolidated net sales	*11.0%*	*11.8%*		*(80) bps*
Interest expense	33,973	42,781	(8,808)	(20.6)%
Interest income	(4,776)	(1,261)	(3,515)	278.7%
Other (income) expense, net	(8,034)	975	(9,009)	nm
Loss on extinguishment of debt	—	19,940	(19,940)	nm
Income before income taxes	302,242	316,736	(14,494)	(4.6)%
Income tax provision	69,742	66,698	3,044	4.6%
Effective tax rate(*)	*23.1%*	*21.1%*		*200 bps*
Net income	$ 232,500	$ 250,038	$ (17,537)	(7.0)%
Basic net income per common share	$ 6.24	$ 6.34	$ (0.10)	(1.6)%
Diluted net income per common share	$ 6.24	$ 6.34	$ (0.10)	(1.6)%
Dividend declared and paid per common share	$ 3.00	$ 3.00	$ —	—%

(*) Effective tax rate is calculated by dividing the provision for income taxes by income before income taxes.

Note: Results may not be additive due to rounding. Percentage changes that are considered not meaningful are denoted with "nm".

Consolidated Net Sales

Consolidated net sales decreased $267.1 million, or 8.3%, to $2.95 billion. This decrease was driven by macroeconomic factors, including inflationary pressures on families with young children, increased interest rates, increased consumer debt levels, decreased savings rates, and risk of recession, driving lower consumer demand. This decreased demand resulted in lower traffic in our eCommerce channels and in our retail stores in the United States and Canada. These decreases were partially offset by increased average selling prices per unit due to improved price realization and growth from our Mexican retail stores. Units sold decreased in the low-teens, while average selling prices per unit increased low-single digits. Changes in foreign currency exchange rates used for translation in fiscal 2023 had an immaterial impact on our consolidated net sales.

Gross Profit and Gross Margin

Our consolidated gross profit decreased $76.4 million, or 5.2%, to $1.40 billion and consolidated gross margin increased 160 bps to 47.4%. The decrease in consolidated gross profit was impacted by decreased net sales. The increase in consolidated gross margin was driven by decreased inventory provisions and increased average selling prices per unit. In part due to our inventory management strategies taken in fiscal 2023, inventory provisions as a percentage of sales decreased and favorably impacted gross margin by approximately 50 bps. These factors were partially offset by an increase in the mix of U.S. Wholesale net sales, including sales of our exclusive *Carter's* brands, which have a lower contribution to gross margin than our U.S. Retail segment. Average cost per unit sold remained relatively consistent as increased product input costs were offset by decreased ocean freight rates. We expect product input costs to decrease in fiscal 2024, and we expect inbound transportation rates, including ocean freight rates, to decrease in the first half of fiscal 2024.

Royalty Income

We have licensing agreements with domestic and international licensees that grant licensees the right to access certain trademarks in return for royalty payments or licensing fees. Royalty income decreased $4.4 million, or 17.1%, to $21.4 million, driven by decreased customer demand.

Selling, General, and Administrative Expenses

Consolidated SG&A expenses decreased $16.1 million, or 1.4%, to $1.09 billion in fiscal 2023 while SG&A rate increased approximately 250 bps to 37.1%. The increase in SG&A rate was driven by fixed cost deleverage on decreased sales, increased performance-based compensation expense, increased consulting and professional fees, retail store openings, and organizational restructuring charges. Our consulting costs were incurred as an investment in our ongoing initiatives to grow our market share, deepen our relationships with our current customers, improve productivity, and increase shareholder value. These factors were partially offset by decreased transportation costs and expenses related to the relocation of inventory from an exited third-party warehouse in fiscal 2022 that did not reoccur in fiscal 2023. Performance-based compensation expense as a percentage of net sales increased 50 bps, due to a lower-than-expected financial performance in fiscal 2022.

Intangible Asset Impairment

In fiscal 2022, we recognized a non-cash pre-tax impairment charge of $9.0 million related to our *Skip Hop* indefinite-lived tradename asset. There were no impairments recorded to goodwill or indefinite-lived intangible assets in fiscal 2023.

Operating Income

Consolidated operating income decreased $55.8 million, or 14.7%, to $323.4 million, and consolidated operating margin decreased as a percentage of net sales by approximately 80 bps to 11.0%, due to the factors discussed above.

Interest Expense

Interest expense decreased $8.8 million, or 20.6%, to $34.0 million due to a decrease in weighted-average borrowings. Weighted-average borrowings were $545.5 million at an effective interest rate of 6.22%, compared to weighted-average borrowings for fiscal 2022 of $738.7 million at an effective interest rate of 5.84%.

The decrease in weighted-average borrowings was attributable to the early extinguishment of our $500 million in aggregate principal amount of 5.500% senior notes due May 2025 in the second quarter of fiscal 2022 and decreased borrowings under our secured revolving credit facility for fiscal 2023. The increase in the effective interest rate was due to increased interest rates on our secured revolving credit facility, reflecting the broader rise in market interest rates.

Loss on Extinguishment of Debt

During fiscal 2022, loss on extinguishment of debt was $19.9 million due to the early extinguishment of our $500 million in aggregate principal amount of 5.500% senior notes due May 2025.

Other (Income) Expense, Net

Other (income) expense, net was $8.0 million in fiscal 2023, primarily due to a net $6.9 million payment received in January 2024 as a result of a court-approved settlement in December 2023 related to payment card interchange fees.

Income Taxes

Our consolidated income tax provision increased $3.0 million, or 4.6%, to $69.7 million, and the effective tax rate increased approximately 200 bps to 23.1%. The increased effective tax rate relates to a higher proportion of income generated in the United States, which is a higher tax jurisdiction relative to the locations of our international operations.

Net Income

Our consolidated net income decreased $17.5 million, or 7.0%, to $232.5 million, due to the factors previously discussed.

Results by Segment—Fiscal Year 2023 compared to Fiscal Year 2022

The following table summarizes net sales and operating income, by segment, for the fiscal years ended December 30, 2023 and December 31, 2022:

	Fiscal year ended					
(dollars in thousands)	December 30, 2023	% of consolidated net sales	December 31, 2022	% of consolidated net sales	$ Change	% Change
Net sales:						
U.S. Retail	$1,501,780	51.0%	$1,680,159	52.3%	$(178,379)	(10.6)%
U.S. Wholesale	1,014,584	34.4%	1,080,471	33.6%	(65,887)	(6.1)%
International	429,230	14.6%	452,103	14.1%	(22,873)	(5.1)%
Consolidated net sales	$2,945,594	100.0%	$3,212,733	100.0%	$(267,139)	(8.3)%
		% of segment net sales		% of segment net sales		
Operating income:						
U.S. Retail	$ 190,620	12.7%	$ 252,497	15.0%	$ (61,877)	(24.5)%
U.S. Wholesale	198,849	19.6%	161,659	15.0%	37,190	23.0%
International	44,940	10.5%	56,617	12.5%	(11,677)	(20.6)%
Unallocated corporate expenses	(111,004)	n/a	(91,602)	n/a	(19,402)	21.2%
Consolidated operating income	$ 323,405	11.0%	$ 379,171	11.8%	$ (55,766)	(14.7)%

Comparable Sales Metrics

We present comparable sales metrics because we consider them an important supplemental measure of our U.S. Retail and International performance, and the Company uses such information to assess the performance of the U.S. Retail and International segments. Additionally, we believe they are frequently used by securities analysts, investors, and other interested parties in the evaluation of our business.

Our comparable sales metrics include sales for all stores and eCommerce sites that were open and operated by us during the comparable fiscal period, including stand-alone format stores that converted to multi-branded format stores and certain remodeled or relocated stores. A store or site becomes comparable following 13 consecutive full fiscal months of operations. If a store relocates within the same center with no business interruption or material change in square footage, the sales of such store will continue to be included in the comparable store metrics. If a store relocates to another center more than five miles away, or there is a material change in square footage, such store is treated as a new store. Stores that are closed during the relevant fiscal period are included in the comparable store sales metrics up to the last full fiscal month of operations.

The method of calculating sales metrics varies across the retail industry. As a result, our comparable sales metrics may not be comparable to those of other retailers.

U.S. Retail

U.S. Retail segment net sales decreased $178.4 million, or 10.6%, to $1.50 billion. The decrease in net sales was driven by macroeconomic factors, including inflationary pressures on families with young children, increased interest rates, increased consumer debt levels, decreased savings rates, and risk of recession, driving lower consumer demand. This decreased demand resulted in lower traffic in our eCommerce channels and in our retail stores. This decrease was partially offset by increased average selling prices per unit due to improved price realization. Units sold decreased in the mid-teens, while average selling prices per unit increased mid-single digits.

Comparable net sales, including retail store and eCommerce, decreased 12.2% driven by the factors mentioned above. As of December 30, 2023, we operated 792 retail stores in the U.S. compared to 757 in fiscal 2022.

U.S. Retail segment operating income decreased $61.9 million, or 24.5%, to $190.6 million, due to a decrease in gross profit of $91.0 million, partially offset by a decrease in SG&A expenses of $31.0 million. Operating margin decreased 230 bps to 12.7%. The primary drivers of the decrease in operating margin were a 320 bps increase in SG&A rate, partially offset by a 90 bps increase in gross margin. The increase in gross margin was due to increased average selling prices per unit and decreased inventory provisions, partially offset by increased average cost per unit and an increased mix of clearance sales. Average cost per unit increased low-single digits, reflecting increases to product input costs, partially offset by decreased ocean freight rates. The increase in the SG&A rate was driven by fixed cost deleverage on decreased net sales, increased performance-based compensation expense, and retail store openings, partially offset by decreased marketing expense.

U.S. Wholesale

U.S. Wholesale segment net sales decreased $65.9 million, or 6.1%, to $1.01 billion, driven by macroeconomic factors and reflects lower seasonal bookings and lower consumer replenishment demand as our wholesale customers executed inventory reductions during fiscal 2023. Unit sold decreased high-single digits, while average selling prices per unit increased low-single digits.

U.S. Wholesale segment operating income increased $37.2 million, or 23.0%, to $198.8 million, due to an increase of gross profit of $17.2 million and a decrease in SG&A expenses of $15.7 million. Operating margin increased 460 bps to 19.6%. Operating income in fiscal 2022 included an intangible asset impairment charge of $5.6 million related to the *Skip Hop* tradename. The primary drivers of the increase in operating margin were a 330 bps increase in gross margin, an 80 bps decrease in SG&A rate, and the nonrecurrence of the intangible asset impairment charge in fiscal 2022. The increase in gross margin was due to increased average selling prices per unit, decreased inventory provisions and fabric purchase commitment charges, and decreased air freight costs. Due in part to our inventory management strategies taken in fiscal 2023, inventory provisions as a percentage of sales decreased and benefited our gross margin by approximately 110 bps. These factors were partially offset by an increased mix of sales of our exclusive *Carter's* brands and off-priced sales. Average cost per unit sold remained relatively consistent as increased product input costs were offset by decreased ocean freight rates. The decrease in the SG&A rate was driven by decreased transportation costs and expenses related to the relocation of inventory from an exited third-party warehouse in fiscal 2022 that did not reoccur in fiscal 2023, partially offset by fixed cost deleverage on decreased sales and increased performance-based compensation expense.

International

International segment net sales decreased $22.9 million, or 5.1%, to $429.2 million in fiscal 2023. Changes in foreign currency exchange rates, primarily between the U.S. dollar and the Canadian dollar, used for translation in fiscal 2023 had an immaterial impact on International segment net sales. The decrease in net sales was driven by decreased net sales in Canada, decreased demand from our international wholesale partners, and a strengthening of the U.S. Dollar against other foreign currencies. These decreases were partially offset by growth in sales in our Mexico retail stores and wholesale channels and increased average selling prices per unit. Units sold decreased high-single digits, while average selling prices per unit increased mid-single digits.

Canadian comparable net sales, including retail stores and eCommerce, decreased 7.3% driven by decreased traffic in our eCommerce channel and in our retail stores. As of December 30, 2023, we operated 188 retail stores in Canada, compared to 187 at the end of fiscal 2022. As of December 30, 2023, we operated 54 retail stores in Mexico, compared to 49 in fiscal 2022.

International segment operating income decreased $11.7 million, or 20.6%, to $44.9 million, due to a decrease in gross profit of $2.6 million and an increase in SG&A expenses of $11.3 million. Operating margin decreased 200 bps to 10.5%. Operating income in fiscal 2022 included an intangible asset impairment charge of $3.0 million

related to the *Skip Hop* tradename. The primary drivers of the decrease in operating margin were a 440 bps increase in SG&A rate, partially offset by a 180 bps increase in gross margin and the nonrecurrence of the intangible asset impairment charge in fiscal 2022. The increase in gross margin was due to increased average selling prices per unit and decreased inventory provisions. Average cost per unit sold remained relatively consistent as increases to product input costs were offset by decreased ocean freight rates. The increase in the SG&A rate was due to fixed cost deleverage on decreased sales, increased investments in our Mexican retail stores and technology, and increased performance-based compensation expense.

Unallocated Corporate Expenses

Unallocated corporate expenses include corporate overhead expenses that are not directly attributable to one of our business segments and include unallocated accounting, finance, legal, human resources, and information technology expenses, occupancy costs for our corporate headquarters, and other benefit and compensation programs, including performance-based compensation.

Unallocated corporate expenses increased $19.4 million, or 21.2%, to $111.0 million in fiscal 2023, and unallocated corporate expenses, as a percentage of consolidated net sales, increased 90 bps to 3.8%. The increase as a percentage of consolidated net sales was driven fixed cost deleverage on decreased sales, increased consulting and professional fees, organizational restructuring charges, and increased performance-based compensation expense.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO GAAP MEASURES

We have provided non-GAAP adjusted operating income, income taxes, net income, and diluted net income per common share measures, which exclude certain items presented below. We believe that this information provides a meaningful comparison of our results and affords investors a view of what management considers to be our core performance, and we also, from time to time, use some of these non-GAAP measures, such as adjusted operating income, as performance metrics in awards under our annual and long-term incentive compensation plans. These measures are not in accordance with, or an alternative to, generally accepted accounting principles in the U.S. (GAAP). The most comparable GAAP measures are operating income, income tax provision, net income, and diluted net income per common share, respectively. Adjusted operating income, income taxes, net income, and diluted net income per common share should not be considered in isolation or as a substitute for analysis of our results as reported in accordance with GAAP. Other companies may calculate adjusted operating income, income taxes, net income, and diluted net income per common share differently than we do, limiting the usefulness of the measure for comparisons with other companies.

	Fiscal Year Ended									
	December 30, 2023					December 31, 2022				
(In millions, except earnings per share)	Operating Income	% Net Sales	Income Taxes	Net Income	Diluted Net Income per Common Share	Operating Income	% Net Sales	Income Taxes	Net Income	Diluted Net Income per Common Share
As reported (GAAP)	**$323.4**	**11.0%**	**$69.7**	**$232.5**	**$ 6.24**	**$379.2**	**11.8%**	**$66.7**	**$250.0**	**$6.34**
Organizational restructuring[(1)]	4.4		1.0	3.4	0.09	—		—	—	—
Legal settlement[(2)]	—		(1.7)	(5.3)	(0.14)	—		—	—	—
Loss on extinguishment of debt[(3)]	—		—	—	—	—		4.8	15.2	0.38
Intangible asset impairment[(4)]	—		—	—	—	9.0		2.1	6.9	0.17
As adjusted	**$327.8**	**11.1%**	**$69.1**	**$230.6**	**$ 6.19**	**$388.2**	**12.1%**	**$73.6**	**$272.0**	**$6.90**

(1) Related to charges for organizational restructuring and related corporate office lease amendment actions in fiscal 2023.

(2) In fiscal 2023, a pre-tax adjustment of approximately $6.9 million ($5.3 million net of tax, or $0.14 per diluted share) was made related to a gain on a court-approved settlement in December 2023.

(3) In fiscal 2022, a pre-tax adjustment of approximately $19.9 million ($15.2 million net of tax, or $0.38 per diluted share) was made related to a loss on extinguishment of debt in fiscal 2022.

(4) Related to the write-down of the *Skip Hop* tradename asset in fiscal 2022.

Note: Results may not be additive due to rounding.

LIQUIDITY AND CAPITAL RESOURCES

Our ongoing cash needs are primarily for working capital (consisting primarily of inventory), capital expenditures, employee compensation, interest on debt, the return of capital to our shareholders, and other general corporate purposes. We expect that our primary sources of liquidity will be cash and cash equivalents on hand, cash flow from operations, and available borrowing capacity under our secured revolving credit facility. We believe that our sources of liquidity are sufficient to meet our cash requirements for at least the next twelve months. However, these sources of liquidity may be affected by events described in the "Forward-Looking Statements" section, in our risk factors, as discussed under the heading "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K, and in other reports filed with the Securities and Exchange Commission from time to time.

As discussed under the heading "Known or Anticipated Trends" in Part II, Item 7 of this Annual Report on Form 10-K, we expect continued pressure on consumer sentiment in fiscal 2024, which may adversely impact our financial results in fiscal 2024. We cannot predict the timing and amount of such impact.

As of December 30, 2023, we had approximately $351.2 million of cash and cash equivalents held at major financial institutions, including approximately $79.0 million held at financial institutions located outside of the United States. We maintain cash deposits with major financial institutions that exceed the insurance coverage limits provided by the Federal Deposit Insurance Corporation in the United States and by similar insurers for deposits located outside the United States. To mitigate this risk, we utilize a policy of allocating cash deposits among major financial institutions that have been evaluated by us and third-party rating agencies as having acceptable risk profiles.

Balance Sheet

Net accounts receivable at December 30, 2023 were $183.8 million compared to $198.6 million at December 31, 2022. The decrease of $14.8 million, or 7.5%, was driven by decreased net sales and the timing of wholesale customer shipments and associated payments.

Inventories at December 30, 2023 were $537.1 million compared to $744.6 million at December 31, 2022. The decrease of $207.4 million, or 27.9%, was due to decreased "pack and hold" inventory, decreased days of supply, and decreased product costs. We are currently experiencing stable inventory levels, inventory transit times, and flow of seasonal product in line with our historical experience. As a result, we expect inventory levels in the first quarter of fiscal 2024 to be lower than those in the first quarter of fiscal 2023, and we expect inventory levels in the remainder of fiscal 2024 to be relatively consistent with those in the same periods in fiscal 2023.

Accounts payable at December 30, 2023 were $242.1 million compared to $264.1 million at December 31, 2022. The decrease of $21.9 million, or 8.3%, is driven by the timing of payments to our vendors and a decrease in open capital expenditures projects at the end of the year.

Cash Flow

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased $440.8 million, or 498.9%, to $529.1 million. Our cash flow provided by operating activities is driven by net income and changes in our net working capital. The increase in operating cash flows in fiscal 2023 was primarily due to favorable changes in working capital, including a 27.9% reduction in inventories, and lower payments of performance-based compensation, partially offset by decreased net income.

Net Cash Used in Investing Activities

Net cash used in investing activities increased $19.5 million, or 48.3%, to $59.9 million. This increase in net cash used in investing activities is primarily due to increased capital expenditures. Capital expenditures in fiscal 2023 primarily included $42.2 million for our U.S. and international retail store openings and remodels, $9.0 million for information technology, and $7.2 million for our distribution facilities.

We plan to invest approximately $80 million in capital expenditures in fiscal 2024, which primarily relates to U.S. and international retail store openings and remodels, investments in our distribution facilities, and strategic information technology initiatives.

Net Cash Used in Financing Activities

Net cash used in financing activities decreased $486.6 million, or 59.4%, to $332.6 million. This change in cash flow used in financing activities was primarily due to the early extinguishment of our $500 million in aggregate principal amount of 5.500% senior notes due May 2025 in the second quarter of fiscal 2022 and decreased commons stock share repurchases, partially offset by payments on our secured revolving credit facility.

Share Repurchases

On February 24, 2022, our Board of Directors authorized share repurchases up to $1.00 billion, inclusive of $301.9 million remaining under previous authorizations. The total remaining capacity under outstanding repurchase authorizations as of December 30, 2023 was approximately $649.5 million, based on settled repurchase transactions. The share repurchase authorizations have no expiration dates.

In fiscal 2023, we repurchased and retired 1,446,269 shares in open market transactions for approximately $100.0 million, at an average price of $69.17 per share. In fiscal 2022, we repurchased and retired 3,747,187 shares in open market transactions for approximately $299.7 million, at an average price of $79.97 per share.

Future repurchases may occur from time to time in the open market, in privately negotiated transactions, or otherwise. The timing and amount of any repurchases will be at the discretion of the Company subject to restrictions under the Company's secured revolving credit facility and considerations given to market conditions, stock price, other investment priorities, excise taxes, and other factors.

Dividends

On February 26, 2024, the Company's Board of Directors declared a quarterly cash dividend payment of $0.80 per common share, payable on March 29, 2024 to shareholders of record at the close of business on March 11, 2024.

In each quarter of fiscal 2023, the Board of Directors declared, and the Company paid, a cash dividend per common share of $0.75 (for an aggregate cash dividend per common share of $3.00 for fiscal 2023). In fiscal 2022 the Board of Directors declared, and the Company paid, a cash dividend per common share of $0.75 (for an aggregate cash dividend per common share of $3.00 for fiscal 2022). Our Board of Directors will evaluate future dividend declarations based on a number of factors, including restrictions under our secured revolving credit facility, business conditions, our financial performance, and other considerations.

Provisions in our secured revolving credit facility could have the effect of restricting our ability to pay cash dividends on, or make future repurchases of, our common stock, as further described in Item 8 "Financial Statements and Supplementary Data" under Note 10, *Long-Term Debt*, to the consolidated financial statements.

Financing Activities

Secured Revolving Credit Facility

As of December 30, 2023, we had no outstanding borrowings under our secured revolving credit facility, exclusive of $4.4 million of outstanding letters of credit. As of December 31, 2022, we had $120.0 million outstanding borrowings under our secured revolving credit facility, exclusive of $3.5 million of outstanding letters of credit. As of December 30, 2023 and December 31, 2022, there was approximately $845.6 million and $726.5 million available for future borrowing, respectively. Any outstanding borrowings under our secured revolving credit facility are classified as non-current liabilities on our consolidated balance sheets due to contractual repayment terms under the credit facility. However, these repayment terms also allow us to repay some or all of the outstanding borrowings at any time.

Terms of the Secured Revolving Credit Facility

Our secured revolving credit facility provides for an aggregate credit line of $850 million which includes a $750 million U.S. dollar facility and a $100 million multicurrency facility. The credit facility matures in April 2027. The facility contains covenants that restrict the Company's ability to, among other things: (i) create or incur liens, debt, guarantees or other investments, (ii) engage in mergers and consolidations, (iii) pay dividends or other distributions to, and redemptions and repurchases from, equity holders, (iv) prepay, redeem or repurchase subordinated or junior debt, (v) amend organizational documents, and (vi) engage in certain transactions with affiliates.

On April 11, 2022, the Company, through TWCC entered into Amendment No. 4 to its fourth amended and restated credit agreement ("Amendment No. 4") that, among other things, increased the borrowing capacity of the secured revolving credit facility to $850.0 million (combined U.S. dollar and multicurrency facility borrowings), extended the maturity of the secured revolving credit facility from September 2023 to April 2027, and reduced the number of financial maintenance covenants from two to one.

In particular, Amendment No. 4 provides for the following:

- increases the borrowing capacity of the secured revolving credit facility from $750 million to $850 million - the U.S. Dollar facility commitment increases to $750 million from $650 million and the multicurrency facility commitment remains at $100 million;

- extends the maturity of the secured revolving credit facility from September 2023 to April 2027;

- adds a springing maturity date component, which states that if the Company has not redeemed or refinanced at least $250 million of the senior notes due 2027 prior to the 91st day before the maturity of the senior notes due March 15, 2027, then the maturity date of the secured revolving credit facility will be the 91st day before the original maturity of the senior notes due 2027;

- reduces the number of financial maintenance covenants from two to one - the Lease Adjusted Leverage Ratio has been simplified to a Consolidated Total Leverage Ratio and the Consolidated Fixed Charge Coverage Ratio has been eliminated. The Consolidated Total Leverage Ratio maximum permitted shall be 3.50:1.00 and temporarily increases to 4.00:1:00 in the event of a Material Acquisition;

- Term Benchmark Loans bear interest at a rate determined by reference to the Adjusted Term SOFR (Secured Overnight Financing Rate), CDOR (Canadian Dollar Offered Rate), or the Adjusted EURIBOR (Euro Interbank Offered Rate). Each Term Benchmark Loan is subject to interest charges equal to the per annum respective benchmark rate plus an initial applicable rate of 1.375% which may be adjusted from 1.125% to 1.625% based upon a leverage-based pricing schedule; and

- Other Base, Prime, and Overnight Rate Loans are subject to interest charges equal to the per annum, respective, benchmark rate plus an initial applicable rate of 0.375% which may be adjusted from 0.125% to 0.625% based upon a leverage-based pricing schedule. An Applicable Commitment Fee initially equal to 0.20% per annum and ranging from 0.15% per annum to 0.25% per annum, based upon a leverage-based pricing grid, is payable quarterly in arrears with respect to the average daily unused portion of the revolving loan commitments. Capitalized items are Defined Terms pursuant to Amendment No. 4, dated as of April 11, 2022.

Approximately $2.4 million, including both bank fees and other third-party expenses, was capitalized in fiscal 2022 in connection with Amendment No. 4 and is being amortized over the remaining term of the secured revolving credit facility.

As of December 30, 2023, the interest rate margins applicable to the amended revolving credit facility were 1.375% for adjusted term SOFR rate loans and 0.375% for base rate loans.

Weighted-average borrowings were $45.6 million and $106.6 million for fiscal 2023 and fiscal 2022, respectively. The effective interest rate for borrowings under the secured revolving credit facility during fiscal 2023 was 6.07%. As of December 30, 2023, any U.S. dollar borrowings outstanding under the secured revolving credit facility would have accrued interest at an adjusted term SOFR rate plus the applicable margin, which would have resulted in a borrowing rate of 6.82%. There were no Canadian dollar or other foreign currency borrowings outstanding on December 30, 2023.

As of December 30, 2023, the Company was in compliance with the financial and other covenants under the secured revolving credit facility.

Senior Notes

As of December 30, 2023, TWCC had $500.0 million principal amount of senior notes outstanding, bearing interest at a rate of 5.625% per annum, and maturing on March 15, 2027. On our consolidated balance sheet, the $500.0 million of outstanding senior notes as of December 30, 2023 is reported net of $2.6 million of unamortized issuance-related debt costs, and the $500.0 million of outstanding senior notes as of December 31, 2022 is reported net of $3.4 million of unamortized issuance-related debt costs.

The senior notes mentioned above are unsecured and are fully and unconditionally guaranteed by Carter's, Inc. and certain domestic subsidiaries of TWCC. The guarantor subsidiaries are 100% owned directly or indirectly by Carter's, Inc. and all guarantees are joint, several and unconditional.

The indentures governing the senior notes provides that upon the occurrence of specific kinds of changes of control, unless a redemption notice with respect to all the outstanding senior notes has previously or concurrently been mailed or delivered, we will be required to make an offer to purchase the senior notes at 101% of their principal amount, plus accrued and unpaid interest to (but excluding) the date of purchase.

The indentures governing the senior notes include a number of covenants, that, among other things and subject to certain exceptions, restrict TWCC's ability and the ability of certain of its subsidiaries to: (a) incur certain types of indebtedness that is secured by a lien; (b) enter into certain sale and leaseback transactions; and (c) consolidate or merge with or into, or sell substantially all of the issuer's assets to, another person, under certain circumstances. Terms of the notes contain customary affirmative covenants and provide for events of default which, if certain of them occur, would permit the trustee or the holders of at least 25.0% in principal amount of the then total outstanding senior notes to declare all amounts owning under the notes to be due and payable. Carter's, Inc. is not subject to these covenants.

Contractual Obligations and Commitments

We enter into contractual obligations and commitments in the ordinary course of business that may require future cash payments. Such obligations include: 1) debt repayments and letters of credit (as described in Item 8 "Financial Statements and Supplementary Data" under Note 10, *Long-Term Debt*, to the consolidated financial statements), 2) operating lease liabilities (as described in Item 8 "Financial Statements and Supplementary Data" under Note 5, *Leases*, to the consolidated financial statements) and 3) liabilities related to employee benefit plans (as described in Item 8 "Financial Statements and Supplementary Data" under Note 17, *Employee Benefit Plans*, to the consolidated financial statements). In addition, we have commitments to purchase inventory in the normal course of business, which are cancelable (with or without penalty, depending on the stage of production) and span a period of one year or less. Our estimate as of December 30, 2023 for commitments to purchase inventory was between $400 million and $500 million.

We are unable to reasonably predict future reserves for income taxes, as these are contingent on the ultimate amount or timing of settlement.

Liquidity Outlook

Based on our current outlook, we believe that cash and cash equivalents on hand, cash flow generated from operations, and available borrowing capacity under our secured revolving credit facility, will be adequate to meet our working capital needs and capital expenditure requirements for our longer-term strategic plans, although no assurance can be given in this regard.

Seasonality

We experience seasonal fluctuations in our sales and profitability due to the timing of certain holidays and key retail shopping periods, which generally has resulted in lower sales and gross profit in the first half of our fiscal year versus the second half of the fiscal year. Accordingly, our results of operations during the first half of the year may not be indicative of the results we expect for the full year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in our accompanying consolidated financial statements. The following discussion addresses our critical accounting policies and estimates, which are those policies that require management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition and Accounts Receivable Allowance

Our revenues, which are reported as Net sales, consist of sales to customers, net of returns, discounts, chargebacks, and cooperative advertising. We recognize revenue when (or as) the performance obligation is satisfied. Generally, the performance obligation is satisfied when we transfer control of the goods to the customer.

Our retail store revenues, also reported as Net sales, are recognized at the point of sale. Retail sales through our online channels are recognized at time of delivery to the customer. Revenue from omni-channel sales, including buy-online and pick-up in-store, buy-online, ship-to-store, and buy-online, deliver-from-store, are recognized when the product has been picked up by the customer at the store or when the product is physically delivered to the customer. We recognize retail sales returns at the time of transaction by recording adjustments to both revenue and cost of goods sold. Additionally, we maintain an asset, representing the goods we expect to receive from the customer, and a liability for estimated sales returns. There are no accounts receivable associated with our retail customers.

Our accounts receivable reserves for wholesale customers include an allowance for expected credit losses and an allowance for chargebacks. The allowance for expected credit losses includes estimated losses resulting from the inability of our customers to make payments. If the financial condition of a customer were to deteriorate, resulting in an impairment of its ability to make payments, an additional allowance could be required. Our credit and collections department reviews all past due balances regularly. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered. The allowance for chargebacks is based on historical experience and includes estimated losses resulting from pricing adjustments, short shipments, handling charges, returns, and freight. Provisions for the allowance for expected credit losses are reflected in Selling, general and administrative expenses on our consolidated statement of operations and provisions for chargebacks are reflected as a reduction in Net sales on our consolidated statement of operations.

Cooperative advertising arrangements reimburse customers for marketing activities for certain of our products. For arrangements in which the Company receives a distinct good or service, we record these reimbursements under cooperative advertising arrangements with certain of our major wholesale customers at fair value. Fair value is determined based upon, among other factors, comparable market analysis for similar advertisements when fair value is determinable. We have included the fair value of these arrangements of approximately $0.6 million for fiscal 2022 and $0.2 million for fiscal 2021 as a component of SG&A expenses on the Company's consolidated statements of operations, rather than as a reduction of Net sales. There were no amounts for cooperative advertising arrangements recorded as a component of SG&A expenses for fiscal 2023. Amounts determined to be in excess of the fair value of these arrangements are recorded as a reduction of net sales. For arrangements in which the Company does not receive a distinct good or service, we record these reimbursements as a reduction of net sales. The majority of the Company's digital cooperative advertising arrangements are recorded as a reduction of net sales as there was no distinct good or service received by the Company.

Except in very limited circumstances, we do not allow our wholesale customers to return goods to us.

Inventory

Our inventories, which consist primarily of finished goods, are stated approximately at the lower of cost (first-in, first-out basis for wholesale inventory and average cost for retail inventories) or net realizable value. Obsolete, damaged, and excess inventory is carried at net realizable value by establishing reserves after assessing historical recovery rates, current market conditions, and future marketing and sales plans. Adjustments to bring inventory to net realizable value as a result of obsolete, damaged, and excess inventory decreased $10.3 million, or 53.3%, to $9.0 million as of December 30, 2023. This decrease is primarily due to the decrease in inventory balances, including decreased “pack and hold” inventory. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases are reflected as reductions in the cost of the related inventory item and are therefore reflected in Cost of goods sold when the related inventory item is sold.

The Company also has minimum inventory purchase commitments, including fabric commitments, with our suppliers which secure a portion of our raw material needs for future seasons. In the event anticipated market sales prices are lower than these committed costs or customer orders are canceled, the Company records an estimated liability reserve for these adverse inventory and fabric purchase commitments. Increases to this reserve are reflected in Costs of goods sold on our consolidated statement of operations. We have recast the consolidated statement of operations for the fiscal year ended December 31, 2022 and January 1, 2022 to conform to our current presentation of combining Adverse purchase commitments within Cost of goods sold.

Impairment of Goodwill and Other Indefinite-Lived Intangible Assets

The carrying values of the goodwill and indefinite-lived tradename assets are subject to annual impairment reviews which are performed as of the last day of each fiscal year. Additionally, a review for potential impairment is performed whenever significant events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The impairment models included in our analysis utilize significant estimates and assumptions to determine asset fair values. A deterioration of macroeconomic factors may negatively impact these estimates and assumptions and result in future impairment charges.

Goodwill

The Company performs impairment tests of its goodwill at the reporting unit level. Qualitative and quantitative methods are used to assess for impairment, including the use of discounted cash flows (“income approach”) and relevant data from guideline public companies (“market approach”).

Under a qualitative assessment, we estimate if it is “more likely than not” that the fair value of the reporting unit is less than its carrying value. Qualitative factors may include but are not limited to: macroeconomic conditions; industry and market considerations; cost factors that may have a negative effect on earnings; overall financial performance; and other relevant entity-specific events. If the results of a qualitative test determine that it is “more likely than not” that the fair value of a reporting unit is less than its carrying value, then a goodwill impairment test using quantitative assessments must be performed. If it is determined that it is not “more likely than not” that the fair value of the reporting unit is less than its carrying value, then no further testing is required.

Under a quantitative assessment for goodwill, we compare the fair value of a reporting unit to its carrying value, including goodwill. We use a 50% weighting of the income approach and a 50% weighting of the market approach to determine the fair value of a reporting unit. The assumptions used in these approaches include revenue growth and profitability, terminal growth rates, discount rates, market multiples, and an implied control premium. Discount rates are dependent upon interest rates and the cost of capital at a point in time. These assumptions are consistent with those we believe hypothetical marketplace participants would use. An impairment is recorded for any excess carrying value above the fair value of the reporting unit, not to exceed the carrying value of goodwill.

In fiscal 2022, the Company performed a quantitative impairment test on the goodwill ascribed to each of the Company's reporting units and on the value of its indefinite-lived intangible tradename assets as of December 31, 2022 due to increased discount rates, decreased actual and projected sales and profitability, and the announcement of the substantial doubt of a *Skip Hop* wholesale customer's ability to continue to operate as a going concern. Based upon this assessment, there were no impairments on the value of goodwill.

Based upon our most recent annual assessment, performed as of December 30, 2023, using a qualitative assessment, there were no impairments to the value of goodwill.

Indefinite-Lived Intangible Assets

A tradename is considered impaired if the estimated fair value of the tradename is less than the carrying amount. Impairment reviews for an indefinite-lived tradename can be conducted using qualitative analysis, and if necessary, by a quantitative impairment test. If a tradename is considered impaired, we recognize a loss equal to the difference between the carrying amount and the estimated fair value of the tradename. The process of estimating the fair value of a tradename incorporates the relief-from-royalty valuation method, which requires us to make assumptions and to apply judgment, including forecasting revenue growth and profitability and selecting the appropriate terminal growth rate, discount rate, and royalty rate.

As discussed above, the Company performed quantitative impairment assessments on the value of the Company's indefinite-lived intangible tradename assets as of December 31, 2022. Based on these assessments, a non-cash pre-tax impairment charge of $9.0 million was recorded during the fourth quarter of fiscal 2022 on our indefinite-lived *Skip Hop* tradename asset to write-down the carrying value to $6.0 million. The charge recorded on our indefinite-lived *Skip Hop* tradename asset included charges of $5.6 million, $3.0 million, and $0.4 million in the U.S. Wholesale, International, and U.S. Retail segments, respectively, to reflect the impairment of the value ascribed to the indefinite-lived *Skip Hop* tradename asset. Sensitivity tests on the *Skip Hop* indefinite-lived tradename asset showed that a 100 basis point increase in the discount rate or a 10% decrease in forecasted revenues would result in further impairment charges of approximately $1.0 million, and a 25 basis point decrease in the royalty rate would result in further impairment charges of approximately $3.0 million.

The assessment in fiscal 2022 also indicated that the *OshKosh* indefinite-lived tradename asset's fair value exceeded its carrying value by approximately 27%. Sensitivity tests on the *OshKosh* indefinite-lived tradename asset showed that a 100 basis point increase in the discount rate, a 10% decrease in forecasted revenues, or a 25 basis point decrease in the royalty rate would not change the conclusion and would not result in an impairment charge.

Due to favorable changes in certain of our key assumptions, we elected to utilize a qualitative assessment to perform our most recent annual assessment, as of December 30, 2023. Based on these assessments, there were no impairments in the value of our indefinite-lived tradenames. Although the Company determined that no impairment exists for the *OshKosh* or *Skip Hop* indefinite-lived tradename assets, these assets could be at risk for impairment should macroeconomic factors, including declining consumer sentiment, adversely affect the Company's financial results.

Impairment of Other Long-Lived Assets

We review other long-lived assets, including right of use ("ROU") lease assets, property, plant, and equipment, definite-lived tradename assets, and customer relationship assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. To determine whether there has been a permanent impairment on such assets, a recoverability test is performed by comparing anticipated undiscounted future cash flows from the use and eventual disposition of the asset or asset group to the carrying value of the asset. If the undiscounted cash flows are less than the related carrying value of the other long-lived asset, they are written down to their fair value. The process of estimating the fair value requires us to make assumptions and to apply judgement including forecasting revenue growth and profitability, utilizing

external market participant assumptions, including estimated market rents, and selecting the appropriate discount rate. Long-lived assets that meet the definition of held for sale will be valued at the lower of carrying amount or fair value, less costs to sell.

We review all stores leases that have been opened for greater than 14 months for impairment on at least an annual basis, or sooner if circumstances so dictate. In determining undiscounted future cash flows for the recoverability test of store leases, we take various factors into account, including the continued market acceptance of our current products, the development of new products, changes in merchandising strategy, retail store cost controls, store traffic, competition, and the effects of macroeconomic factors such as consumer spending. In determining the fair value of store leases, we utilize external market participant assumptions, including market rents per square foot and market rent growth rates.

A deterioration of macroeconomic factors may not only negatively impact the estimated future cash flows used in our cash flow models but may also negatively impact other assumptions used in our analysis, including, but not limited to, the estimated discount rates. Changes in these estimates and assumptions may have a significant impact on our assessment of fair value and result in future impairment charges.

Accrued Expenses

Accrued expenses for workers' compensation, incentive compensation, health insurance, 401(k), and other outstanding obligations are assessed based on actual commitments, statistical trends, and/or estimates based on projections and current expectations, and these estimates are updated periodically as additional information becomes available.

Loss Contingencies

We record accruals for various contingencies including legal exposures as they arise in the normal course of business. We determine whether to disclose and accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible, or probable and whether the loss can be reasonably estimated. Our assessment is developed in consultation with our internal and external counsel and other advisers and is based on an analysis of possible outcomes under various strategies. Loss contingency assumptions involve judgments that are inherently subjective and can involve matters that are in litigation, which, by their nature are unpredictable. We believe that our assessment of the probability of loss contingencies is reasonable.

Accounting For Income Taxes

As part of the process of preparing the accompanying consolidated financial statements, we are required to estimate our actual current tax exposure (state, federal, and foreign). We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. If it is more likely than not that a tax position would not be sustained, then no tax benefit would be recognized. Where applicable, associated interest related to unrecognized tax benefits is recognized as a component of interest expense and associated penalties related to unrecognized tax benefits are recognized as a component of income tax expense.

We also assess permanent and temporary differences resulting from differing basis and treatment of items for tax and accounting purposes, such as the carrying value of intangibles, deductibility of expenses, depreciation of property, plant, and equipment, stock-based compensation expense, and valuation of inventories. Temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. Actual results could differ from this assessment if sufficient taxable income is not generated in future periods.

To the extent we determine the need to establish a valuation allowance or increase such allowance in a period, we must include an expense within the tax provision in the accompanying consolidated statements of operations.

Based on our results for fiscal 2023, a hypothetical 1% increase in our effective tax rate would have resulted in an increase in our income tax expense of $3.0 million.

Employee Benefit Plans

We sponsor a frozen defined benefit pension plan and other unfunded post-retirement plans. The defined benefit pension and post-retirement plans require an actuarial valuation to determine plan obligations and related periodic costs. Plan valuations require economic assumptions, including expected rates of return on plan assets, discount rates to value plan obligations and employee demographic assumptions including mortality rates. Plan valuations based on the actuarial assumptions used may differ materially from actual results due to changing market and economic conditions. Actual results that differ from the plan valuations are reflected as deferred gains and losses in Accumulated other comprehensive income (loss) within shareholder's equity. Deferred gains and losses that exceed 10% of the greater of the plan's projected benefit obligations or market value of assets are amortized to earnings over the average remaining life of inactive plan participants.

Any future obligation under our pension plan not funded from returns on plan assets is expected to be funded from cash flows from operations.

The most significant assumption used to determine the Company's projected benefit obligation under its defined benefit plans is the discount rate. For further details on rates and assumptions, see Item 8 "Financial Statements and Supplementary Data" under Note 17, *Employee Benefit Plans*, to the consolidated financial statements.

Stock-Based Compensation Arrangements

We recognize the cost resulting from all stock-based compensation arrangements in the financial statements at grant date fair value. The fair value of stock awards is determined based on the quoted closing price of our common stock on the date of grant. The fair value of stock options is determined based on the Black-Scholes option pricing model, which requires the use of subjective assumptions. There have been no issuances of stock options since 2018, and there are no unrecognized compensation costs remaining on outstanding stock options.

Subjective assumptions include a forfeiture rate assumption for all restricted stock awards and an estimate for the probability that the performance criteria will be achieved for performance awards. We estimate forfeitures of restricted stock awards based on historical experience and expected future activity. We account for performance-based awards over the vesting term of the awards that are expected to vest based on whether it is probable that the performance criteria will be achieved. We reassess the probability of vesting at each reporting period for awards with performance criteria and adjust stock-based compensation expense based on the probability assessments.

Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and, consequently, the related amount recognized in the accompanying consolidated statements of operations.

During the requisite service period, we recognize a deferred income tax benefit for the expense recognized for U.S. GAAP. At time of subsequent vesting, exercise, forfeiture, or expiration of an award, the difference between our actual income tax deduction, if any, and the previously accrued income tax benefit is recognized in our income tax expense/benefit during the current period.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency and Interest Rate Risks

In the operation of our business, we have market risk exposures including those related to foreign currency risk and interest rates. These risks, and our strategies to manage our exposure to them, are discussed below.

Currency Risk

We contract to purchase product from third parties, primarily in Asia. While these contracts are stated in U.S. dollars, there can be no assurance that the cost for the future production of our products will not be affected by exchange rate fluctuations between the U.S. dollar and the local currencies of these contracted manufacturers. Due to the number of currencies involved, we cannot quantify the potential impact that future currency fluctuations may have on our results of operations in future periods.

The financial statements of our foreign subsidiaries that are denominated in functional currencies other than the U.S. dollar are translated into U.S. dollars using period-end exchange rates for assets and liabilities and weighted-average exchange rates for revenues and expenses. Gains and losses resulting from translating assets and liabilities from the functional currency to U.S. dollars are included in Accumulated other comprehensive income (loss).

Our foreign subsidiaries typically record sales denominated in currencies other than the U.S. dollar, which are then translated into U.S. dollars using weighted-average exchange rates. The changes in foreign currency exchange rates used for translation in fiscal 2023 had an immaterial impact on our consolidated net sales.

Fluctuations in exchange rates between the U.S. dollar and other currencies may affect our results of operations, financial position, and cash flows. Transactions by our foreign subsidiaries may be denominated in a currency other than the entity's functional currency. Foreign currency transaction gains and losses also include the impact of intercompany loans with foreign subsidiaries that are marked to market. In our consolidated statement of operations, these gains and losses are recorded within Other (income) expense, net. Foreign currency transaction gains and losses related to intercompany loans with foreign subsidiaries that are of a long-term nature are accounted for as translation adjustments and are included in Accumulated other comprehensive income (loss).

Interest Rate Risk

Our operating results are subject to risk from interest rate fluctuations on our secured revolving credit facility, which carries variable interest rates. As of December 30, 2023, there were no variable rate borrowings outstanding under the secured revolving credit facility. As a result, the impact of a hypothetical 100 bps increase in the effective interest rate would not result in a material amount of additional interest expense over a 12-month period.

Other Risks

We enter into various purchase order commitments with our suppliers. We can cancel these arrangements, although in some instances, we may be subject to a termination charge reflecting a percentage of work performed prior to cancellation.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CARTER'S, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Carter's, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Carter's, Inc. and its subsidiaries (the "Company") as of December 30, 2023 and December 31, 2022, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 30, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 30, 2023, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 30, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2023, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable

assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition—U.S. Wholesale

As described in Notes 2 and 3 to the consolidated financial statements, the Company's U.S. wholesale revenue was $1,014,584 thousand for the year ended December 30, 2023. The Company relies on shipping terms to determine when performance obligations are satisfied. The Company recognizes the revenue once control passes to the customer. When goods are shipped to wholesale customers "FOB Shipping Point," control of the goods is transferred to the customer at the time of shipment. When goods are shipped to wholesale customers "FOB Destination," control of the goods is transferred to the customer when the goods reach the customer. The transaction price is the amount of consideration the Company expects to receive under the arrangement. The Company is required to estimate variable consideration (if any) and to factor that estimation into the determination of the transaction price. The Company may offer sales incentives to wholesale customers including discounts.

The principal consideration for our determination that performing procedures relating to U.S. wholesale revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recording of U.S. wholesale revenue at the transaction price once control passes to the customer. These procedures also included, among others (i) testing U.S. wholesale revenue transactions by evaluating the issuance and settlement of invoices and credit memos, tracing transactions not settled to a detailed listing of accounts receivable, and testing the completeness and accuracy of data provided by management; (ii) testing the completeness, accuracy, and occurrence of a sample of sales incentive transactions by obtaining and inspecting source documents, including support for the nature of the incentive, amount, and agreement with the customer; and (iii) confirming a sample of outstanding customer invoice balances as of December 30, 2023, and for confirmations not returned, obtaining and inspecting source documents, such as invoices, proof of shipment, and subsequent cash receipts.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
February 27, 2024

We have served as the Company's auditor since at least 1968. We have not been able to determine the specific year we began serving as auditor of the Company.

CARTER'S, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except for share data)

	December 30, 2023	December 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 351,213	$ 211,748
Accounts receivable, net of allowance for credit losses of $4,754 and $7,189, respectively	183,774	198,587
Finished goods inventories	537,125	744,573
Prepaid expenses and other current assets	29,131	33,812
Total current assets	1,101,243	1,188,720
Property, plant, and equipment, net	183,111	189,822
Operating lease assets	528,407	492,335
Tradenames, net	298,186	298,393
Goodwill	210,537	209,333
Customer relationships, net	27,238	30,564
Other assets	29,891	30,548
Total assets	$ 2,378,613	$ 2,439,715
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 242,149	$ 264,078
Current operating lease liabilities	135,369	142,432
Other current liabilities	134,344	122,439
Total current liabilities	511,862	528,949
Long-term debt, net	497,354	616,624
Deferred income taxes	41,470	41,235
Long-term operating lease liabilities	448,810	421,741
Other long-term liabilities	33,867	34,757
Total liabilities	$ 1,533,363	$ 1,643,306
Commitments and contingencies—Note 19		
Shareholders' equity:		
Preferred stock; par value $0.01 per share; 100,000 shares authorized; none issued or outstanding	$ —	$ —
Common stock, voting; par value $0.01 per share; 150,000,000 shares authorized; 36,551,221 and 37,692,132 shares issued and outstanding, respectively	366	377
Additional paid-in capital	—	—
Accumulated other comprehensive loss	(23,915)	(34,338)
Retained earnings	868,799	830,370
Total shareholders' equity	845,250	796,409
Total liabilities and shareholders' equity	$ 2,378,613	$ 2,439,715

See accompanying notes to the consolidated financial statements.

CARTER'S, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share data)

	For the fiscal year ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Net sales	$ 2,945,594	$ 3,212,733	$ 3,486,440
Cost of goods sold	1,549,659	1,740,375	1,824,166
Gross profit	1,395,935	1,472,358	1,662,274
Royalty income, net	21,410	25,820	28,681
Selling, general, and administrative expenses	1,093,940	1,110,007	1,193,876
Intangible asset impairment	—	9,000	—
Operating income	323,405	379,171	497,079
Interest expense	33,973	42,781	60,294
Interest income	(4,776)	(1,261)	(1,096)
Other (income) expense, net	(8,034)	975	(409)
Loss on extinguishment of debt	—	19,940	—
Income before income taxes	302,242	316,736	438,290
Income tax provision	69,742	66,698	98,542
Net income	$ 232,500	$ 250,038	$ 339,748
Basic net income per common share	$ 6.24	$ 6.34	$ 7.83
Diluted net income per common share	$ 6.24	$ 6.34	$ 7.81
Dividend declared and paid per common share	$ 3.00	$ 3.00	$ 1.40

Form 10-K

See accompanying notes to the consolidated financial statements.

CARTER'S, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in thousands)

	For the fiscal year ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Net income	$ 232,500	$ 250,038	$ 339,748
Other comprehensive income:			
Unrealized gain on OshKosh defined benefit plan, net of tax of $(50), $(540), and $(1,220) for the fiscal years 2023, 2022, and 2021, respectively	160	1,739	3,973
Unrealized (loss) gain on Carter's post-retirement benefit obligation, net of tax of $100, $(100), and $40 for fiscal years 2023, 2022, and 2021, respectively	(330)	344	(115)
Foreign currency translation adjustments	10,593	(7,524)	5
Total other comprehensive income (loss)	10,423	(5,441)	3,863
Comprehensive income	$ 242,923	$ 244,597	$ 343,611

See accompanying notes to the consolidated financial statements.

CARTER'S, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	For the fiscal year ended		
	December 30, 2023	**December 31, 2022**	**January 1, 2022**
Cash flows from operating activities:			
Net income	$ 232,500	$ 250,038	$ 339,748
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of property, plant, and equipment	60,407	61,543	90,378
Amortization of intangible assets	3,732	3,733	3,730
(Recoveries of) provisions for excess and obsolete inventory, net	(10,439)	5,039	4,042
Intangible asset impairment	—	9,000	—
Gain on partial termination of corporate lease	(4,366)	—	—
Other asset impairments and loss on disposal of property, plant and equipment, net of recoveries	3,078	372	213
Amortization of debt issuance costs	1,586	1,950	3,052
Stock-based compensation expense	19,463	21,879	21,029
Unrealized foreign currency exchange (gain) loss, net	(207)	(78)	371
Provisions for doubtful accounts receivable from customers	471	75	1,345
Loss on extinguishment of debt	—	19,940	—
Unrealized (gain) loss on investments	(2,237)	2,475	(2,279)
Deferred income tax benefit	(600)	(740)	(13,532)
Other	—	919	—
Effect of changes in operating assets and liabilities:			
Accounts receivable	15,453	32,683	(46,480)
Finished goods inventories	222,920	(106,763)	(52,914)
Prepaid expenses and other assets	4,317	14,897	20,665
Accounts payable and other liabilities	(16,946)	(228,601)	(101,110)
Net cash provided by operating activities	$ 529,132	$ 88,361	$ 268,258
Cash flows from investing activities:			
Capital expenditures	$ (59,860)	$ (40,364)	$ (37,442)
Proceeds from sale of investments	—	—	5,000
Net cash used in investing activities	$ (59,860)	$ (40,364)	$ (32,442)
Cash flows from financing activities:			
Payment of senior notes due 2025	$ —	$(500,000)	$ —
Premiums paid to extinguish debt	—	(15,678)	—
Payments of debt issuance costs	—	(2,420)	(223)
Borrowings under secured revolving credit facility	70,000	240,000	—
Payments on secured revolving credit facility	(190,000)	(120,000)	—
Repurchases of common stock	(100,034)	(299,667)	(299,339)
Dividends paid	(112,005)	(118,113)	(60,124)
Withholdings from vesting of restricted stock	(5,024)	(6,930)	(4,019)
Proceeds from exercise of stock options	4,418	4,457	10,995
Other	—	(919)	—
Net cash used in financing activities	$(332,645)	$(819,270)	$ (352,710)
Net effect of exchange rate changes on cash and cash equivalents	2,838	(1,273)	(1,135)
Net increase (decrease) in cash and cash equivalents	$ 139,465	$(772,546)	$ (118,029)
Cash and cash equivalents, beginning of fiscal year	211,748	984,294	1,102,323
Cash and cash equivalents, end of fiscal year	$ 351,213	$ 211,748	$ 984,294

See accompanying notes to the consolidated financial statements.

CARTER'S, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(dollars in thousands)

	Common stock - shares	Common stock - $	Additional paid-in capital	Accumulated other comprehensive (loss) income	Retained earnings	Total shareholders' equity
Balance at January 2, 2021	43,780,075	$438	$ 17,752	$(32,760)	$ 952,603	$ 938,033
Exercise of stock options	178,803	1	10,994	—	—	10,995
Withholdings from vesting of restricted stock	(41,523)	—	(4,019)	—	—	(4,019)
Restricted stock activity	199,134	2	(2)	—	—	—
Stock-based compensation expense	—	—	21,029	—	—	21,029
Repurchases of common stock	(2,967,619)	(30)	(45,754)	—	(253,555)	(299,339)
Cash dividends declared and paid of $1.40 per common share	—	—	—	—	(60,124)	(60,124)
Comprehensive income	—	—	—	3,863	339,748	343,611
Balance at January 1, 2022	41,148,870	$411	$ —	$(28,897)	$ 978,672	$ 950,186
Exercise of stock options	76,550	—	4,457	—	—	4,457
Withholdings from vesting of restricted stock	(74,307)	—	(6,930)	—	—	(6,930)
Restricted stock activity	288,206	3	(3)	—	—	—
Stock-based compensation expense	—	—	21,879	—	—	21,879
Repurchases of common stock	(3,747,187)	(37)	(19,403)	—	(280,227)	(299,667)
Cash dividends declared and paid of $3.00 per common share	—	—	—	—	(118,113)	(118,113)
Comprehensive income	—	—	—	(5,441)	250,038	244,597
Balance at December 31, 2022	37,692,132	$377	$ —	$(34,338)	$ 830,370	$ 796,409
Exercise of stock options	64,700	1	4,417	—	—	4,418
Withholdings from vesting of restricted stock	(64,952)	(1)	(4,652)	—	(371)	(5,024)
Restricted stock activity	305,610	3	(3)	—	—	—
Stock-based compensation expense	—	—	19,463	—	—	19,463
Repurchases of common stock	(1,446,269)	(14)	(18,325)	—	(81,695)	(100,034)
Cash dividends declared and paid of $3.00 per common share	—	—	—	—	(112,005)	(112,005)
Comprehensive income	—	—	—	10,423	232,500	242,923
Other	—	—	(900)	—	—	(900)
Balance at December 30, 2023	36,551,221	$366	$ —	$(23,915)	$ 868,799	$ 845,250

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY

Carter's, Inc. and its wholly owned subsidiaries (collectively, the "Company") design, source, and market branded childrenswear under the *Carter's*, *OshKosh B'gosh* (or "*OshKosh*"), *Skip Hop, Child of Mine*, *Just One You*, *Simple Joys, Little Planet,* and other brands. The Company's products are sourced through contractual arrangements with manufacturers worldwide for wholesale distribution to leading department stores, national chains, and specialty retailers domestically and internationally and for sale in the Company's retail stores and on its eCommerce sites that market its brand name merchandise and other licensed products manufactured by other companies.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Carter's, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

We have recast the consolidated statement of operations for the fiscal year ended December 31, 2022 and January 1, 2022 to conform to our current presentation of combining Adverse purchase commitments within Cost of goods sold.

Fiscal Year

The Company's fiscal year ends on the Saturday in December or January nearest December 31. Every five or six years, our fiscal year includes an additional 53rd week of results. Fiscal 2023 ended on December 30, 2023, fiscal 2022 ended on December 31, 2022, and fiscal 2021 ended on January 1, 2022. All three fiscal years contained 52 calendar weeks.

Use of Estimates in the Preparation of the Consolidated Financial Statements

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation and Transactions

Translation Adjustments

The functional currency of substantially all of the Company's foreign operations is the local currency in each foreign country. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates for the period. The resulting translation adjustments are recorded as a component of Accumulated other comprehensive income (loss) within the accompanying consolidated balance sheets.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transaction Adjustments

The Company also recognizes gains and losses on transactions that are denominated in a currency other than the respective entity's functional currency. Foreign currency transaction gains and losses also include the impact of intercompany loans with foreign subsidiaries. Foreign currency transaction gains and losses are recognized in earnings, as a separate component of Other expense (income), net, within the consolidated statements of operations. Foreign currency transaction gains and losses related to intercompany loans with foreign subsidiaries that are of a long-term nature are accounted for as translation adjustments and are included in Accumulated other comprehensive income (loss) within the accompanying consolidated balance sheets.

Cash and Cash Equivalents

The Company considers all highly liquid investments that have original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of deposit accounts and cash management funds invested in U.S. government instruments. These investments are stated at cost, which approximates fair value. Cash equivalents also include amounts due from third-party financial institutions for credit and debit card transactions; these amounts typically settle in less than five days. Money market funds held in a rabbi trust that are being used as investments to satisfy the Company's obligations under its deferred compensation plans are treated as investments and recorded in Other assets on the accompanying consolidated balance sheets.

Concentration of Cash Deposits Risk

As of December 30, 2023, the Company had approximately $351.2 million of cash and cash equivalents in major financial institutions, including approximately $79.0 million in financial institutions located outside of the U.S. The Company maintains cash deposits with major financial institutions that exceed the insurance coverage limits provided by the Federal Deposit Insurance Corporation in the U.S. and by similar insurers for deposits located outside the U.S. To mitigate this risk, the Company utilizes a policy of allocating cash deposits among major financial institutions that have been evaluated by the Company and third-party rating agencies as having acceptable risk profiles.

Accounts Receivable

Concentration of Credit Risk

In fiscal 2023, our largest wholesale customer accounted for approximately 10.4% of the Company's consolidated net sales. No other customer accounted for 10% or more of the Company's consolidated net sales in fiscal 2023. In fiscal 2022 and 2021, no customer accounted for 10% or more of the Company's consolidated net sales.

At December 30, 2023, three wholesale customers each had individual receivable balances in excess of 10% of gross accounts receivable, and the total receivable balances due from these three wholesale customers in the aggregate equaled approximately 56% of total gross trade receivables outstanding. At December 31, 2022, three wholesale customers each had individual receivable balances in excess of 10% of gross accounts receivable, and the total receivable balances due from these three wholesale customers in the aggregate equaled approximately 56% of total gross trade receivables outstanding.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Valuation Accounts for Wholesale Accounts Receivable

Accounts Receivable Reserves

The Company's accounts receivable reserves for wholesale customers include an allowance for expected credit losses and an allowance for chargebacks. The allowance for expected credit losses includes estimated losses resulting from the inability of our customers to make payments. If the financial condition of a customer were to deteriorate, resulting in an impairment of its ability to make payments, an additional allowance could be required. Past due balances over 90 days are reviewed individually for collectability. The Company's credit and collections department reviews all other balances regularly. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered. The allowance for chargebacks is based on historical experience and includes estimated losses resulting from pricing adjustments, short shipments, handling charges, returns, and freight. Provisions for the allowance for expected credit losses are reflected in Selling, general, and administrative ("SG&A") expenses on the consolidated statement of operations and provisions for chargebacks are reflected as a reduction in Net sales on the consolidated statement of operations.

Sales Returns Reserves

Except in very limited instances, the Company does not allow its wholesale customers to return goods to the Company.

Inventories

Inventories, which consist primarily of finished goods, are stated approximately at the lower of cost (using first-in, first-out basis for wholesale inventory and average cost for retail inventory) or net realizable value. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight, duties, and other costs. Obsolete, damaged, and excess inventory is carried at net realizable value by establishing reserves after assessing method of cost determination, historical recovery rates, current market conditions, and future marketing and sales plans. Rebates, discounts, and other cash consideration received from a vendor related to inventory purchases are reflected as reductions in the cost of the related inventory item and are therefore reflected in cost of sales when the related inventory item is sold.

Adjustments to bring inventory to net realizable value as a result of obsolete, damaged, and excess inventory decreased $10.3 million, or 53.3%, to $9.0 million as of December 30, 2023. This decrease is primarily due to the decrease in inventory balances, including decreased "pack and hold" inventory.

Leases

The Company has operating leases for retail stores, distribution centers, corporate offices, data centers, and certain equipment.

Financial Presentation

The Company determines if an arrangement is a lease at its inception. Operating leases are included in operating lease assets, current operating lease liabilities, and long-term operating lease liabilities in our consolidated balance sheets.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Right of use ("ROU") assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

The operating lease ROU asset also includes initial direct costs and excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

Certain of our lease agreements include variable rental payments based on a percentage of retail sales over contractual levels and others include variable rental payments adjusted periodically for inflation. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Policy Elections

Portfolio approach — In general, the Company accounts for the underlying leased asset and applies a discount rate at the lease level. However, there are certain non-real estate leases for which the Company utilizes the portfolio method by aggregating similar leased assets based on the underlying lease term.

Non-lease component — The Company has lease agreements with lease and non-lease components. The Company has elected a policy to account for lease and non-lease components as a single component for all asset classes.

Short-term lease — Leases with an initial term of 12 months or less are not recorded on the balance sheets.

Discount rate — As most of the Company's leases do not provide an implicit rate, the Company uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

Renewal options — The Company evaluates the inclusion of renewal options on a lease by lease basis. In general, for leased retail real estate, the Company does not include renewal options in the underlying lease term. In fiscal 2023, the Company determined that it was reasonably certain to exercise the lease renewal options associated with the Braselton, Georgia distribution center. As a result, the Company remeasured the operating lease liability to include the impact of the renewal option, which increased both the operation lease liability and operating lease assets by approximately $21.5 million.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost, less accumulated depreciation and amortization. When fixed assets are sold or otherwise disposed of, the accounts are relieved of the original cost of the assets and the related accumulated depreciation or amortization and any resulting gain or loss is credited or charged to income. For financial reporting purposes, depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements from 15 to 26 years, retail store fixtures, equipment, and computers from 3 to 10 years. Leasehold improvements and fixed assets purchased under capital leases are amortized over the lesser of the asset life or the related lease term. The Company capitalizes the cost of its fixtures designed and purchased for use at major wholesale accounts. The cost of these fixtures is amortized over 3 years.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Internal-Use Software

The Company purchases software licenses from external vendors and also develops software internally using Company employees and consultants. Software license costs, as well as development-stage costs for internally-developed software, are capitalized within Property, plant, and equipment, net on the consolidated balance sheets. All other costs, including preliminary project costs and post-implementation costs for internally-developed software, are expensed as incurred. Capitalized software is depreciated or amortized on the straight-line method over its estimated useful lives, from 3 to 10 years.

If a software application does not include a purchased license for the software, such as a cloud-based software application, the arrangement is accounted for as a service contract. Implementation costs incurred in the development stage of such software applications are capitalized and reported in Prepaid expenses and other current assets on the consolidated balances sheets. All other costs, including preliminary project costs and post-implementation costs for these software applications, are expensed as incurred. Any capitalized costs are amortized over the term of the hosting arrangement, and the expense is presented in the same line item within the consolidated statements of operations as the expense for the service contract's fees.

Goodwill and Other Indefinite-Lived Intangible Assets

Annual Impairment Reviews

The carrying values of the goodwill and indefinite-lived tradename assets are subject to annual impairment reviews, which are performed as of the last day of each fiscal year. Additionally, a review for potential impairment is performed whenever significant events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. These impairment reviews are performed in accordance with ASC 350, "*Intangibles—Goodwill and Other*" ("ASC 350"). Significant assumptions in the impairment models include estimates of revenue growth and profitability, terminal growth rates, discount rates, market multiples, an implied control premium, and, in the case of tradenames, royalty rates. Discount rates are dependent upon interest rates and the cost of capital at a point in time.

Goodwill

The Company performs impairment tests of its goodwill at the reporting unit level. Qualitative and quantitative methods are used to assess for impairment, including the use of discounted cash flows ("income approach") and relevant data from guideline public companies ("market approach").

Under a qualitative assessment, the Company determines if it is "more likely than not" that the fair value of the reporting unit is less than its carrying value. Qualitative factors may include but are not limited to: macroeconomic conditions, industry and market considerations, cost factors that may have a negative effect on earnings, overall financial performance, and other relevant entity-specific events. If the Company determines that it is "more likely than not" that the fair value of the reporting unit is less than its carrying value, then a goodwill impairment test using quantitative assessments must be performed. If it is determined that it is "not more likely than not" that the fair value of the reporting unit is less than its carrying value, then no further testing is required and the Company documents the relevant qualitative factors that support the strength in the fair value.

Under a quantitative assessment for goodwill, the Company compares the fair value of a reporting unit to its carrying value, including goodwill. The Company uses a 50% weighting of the income approach and a 50% weighting of the market approach to determine the fair value of a reporting unit. The assumptions used in these

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

approaches include revenue growth and profitability, terminal growth rates, discount rates, market multiples and an implied control premium. These assumptions are consistent with those of hypothetical marketplace participants. An impairment is recorded for any excess carrying value above the fair value of the reporting unit, not to exceed the carrying value of goodwill.

In fiscal 2022, the Company performed a quantitative impairment test on the goodwill ascribed to each of the Company's reporting units and on the value of its indefinite-lived intangible tradename assets as of December 31, 2022 due to increased discount rates, decreased actual and projected sales and profitability, and the announcement of the substantial doubt of a *Skip Hop* wholesale customer's ability to continue to operate as a going concern. Based upon this assessment, there were no impairments to the value of goodwill.

Based upon our most recent annual assessment, performed as of December 30, 2023, using a qualitative assessment, there were no impairments to the value of our goodwill.

Indefinite-Lived Intangible Assets

For indefinite-lived tradenames, the Company may utilize a qualitative assessment, as described above, to determine whether the fair value of an indefinite-lived asset is less than its carrying value. If a quantitative assessment is necessary, the Company determines fair value using the relief-from-royalty valuation method, which examines the hypothetical cost savings that accrue as a result of not having to license the tradename from another owner. The relief-from-royalty valuation method involves two steps: (1) estimation of reasonable royalty rates for the tradename assets and (2) the application of these royalty rates to a forecasted net revenue stream and discounting the resulting cash flows to determine a fair value. If the carrying amount exceeds the fair value of the tradename, an impairment charge is recognized in the amount of the excess.

As discussed above, the Company performed quantitative impairment assessments on the value of the Company's indefinite-lived intangible tradename assets as of December 31, 2022. Based upon this assessment, a non-cash pre-tax impairment charge of $9.0 million was recorded during the fourth quarter of fiscal 2022 on our indefinite-lived *Skip Hop* tradename asset to write-down the carrying value to $6.0 million. The charge recorded on our indefinite-lived *Skip Hop* tradename asset included charges of $5.6 million, $3.0 million, and $0.4 million in the U.S. Wholesale, International, and U.S. Retail segments, respectively, to reflect the impairment of the value ascribed to the indefinite-lived *Skip Hop* tradename asset.

Based upon our most recent annual assessment, performed as of December 30, 2023, using a qualitative assessment, there were no impairments to the value of our indefinite-lived tradenames.

Impairment of Other Long-Lived Assets

The Company reviews other long-lived assets, including right of use ("ROU") lease assets, property, plant, and equipment, definite-lived tradename assets, and customer relationship assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. To determine whether there has been a permanent impairment on such assets, a recoverability test is performed by comparing anticipated undiscounted future cash flows from the use and eventual disposition of the asset or asset group to the carrying value of the asset. If the undiscounted cash flows are less than the related carrying value of the other long-lived asset, they are written down to their fair value. The process of estimating the fair value requires us to make assumptions and to apply judgement including forecasting revenue growth and profitability, utilizing external market participant assumptions, including estimated market rents, and selecting the appropriate discount rate. Long-lived assets that meet the definition of held for sale will be valued at the lower of carrying amount or fair value, less costs to sell.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Debt Issuance Costs

Debt issuance costs associated with the Company's secured revolving credit facility and senior notes are deferred and amortized to interest expense over the term of the related debt using the effective interest method. Debt issuance costs associated with Company's senior notes are presented on the Company's consolidated balance sheet as a direct reduction in the carrying value of the associated debt liability. Fees paid to lenders by the Company to obtain its secured revolving credit facility are included within Other assets on the Company's consolidated balance sheets and classified as either current or non-current based on the expiration date of the credit facility.

Fair Value Measurements

The fair value framework requires the Company to categorize certain assets and liabilities into three levels, based upon the assumptions used to price those assets or liabilities. The three levels are defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets and liabilities in active markets or inputs that are observable.

Level 3: Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

The Company measures its pension assets, deferred compensation plan investment assets, and any unsettled foreign currency forward contracts at fair value. The Company's cash and cash equivalents, accounts receivable, and accounts payable are short-term in nature. As such, their carrying value approximates fair value.

The carrying values of the Company's outstanding borrowings are not required to be remeasured and adjusted to the then-current fair values at the end of each reporting period. Instead, the fair values of the Company's outstanding borrowings are disclosed at the end of each reporting period in Note 14, *Fair Value Measurements*, to the consolidated financial statements. Had the Company been required to remeasure and adjust the carrying values of its outstanding borrowings to fair value at the end of each reporting period, such fair value measurements would have been disclosed as a Level 2 liability in the fair value hierarchy.

Revenue Recognition

In accordance with ASC 606, "*Revenue from Contracts with Customers*", the Company uses the five-step model to recognize revenue:

1) Identify the contract with the customer;
2) Identity the performance obligation(s);
3) Determine the transaction price;
4) Allocate the transaction price to each performance obligation if multiple obligations exist; and
5) Recognize the revenue when (or as) the performance obligations are satisfied.

Performance Obligations

The Company identifies each distinct performance obligation to transfer goods (or bundle of goods). Revenue transactions associated with the sale of products to customers through wholesale and international channels and

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

to retail customers that are not members of the *My Rewarding Moments* loyalty program comprise of a single performance obligation. Revenue transactions associated with the sale of products to retail customers that are members of the *My Rewarding Moments* loyalty program comprise of two performance obligations: the transfer of control of the goods to the customer and the option for members to earn loyalty points that accumulate towards earning reward certificates. Other than inbound and outbound freight and shipping arrangements, the Company does not use third parties to satisfy its performance obligations in revenue arrangements with customers.

When Performance Obligations Are Satisfied

Wholesale Revenues — The Company has a single performance obligation in its wholesale arrangements, including replenishment orders. The Company typically satisfies its performance obligation when it transfers control of the goods to the customer upon shipment. However, in certain arrangements where the Company retains the risk of loss during shipment, satisfaction of the performance obligation occurs when the goods reach the customer. To ensure proper timing of revenue recognition, the Company defers the recognition of revenue for shipments that originated at the end of the reporting period in which the Company retains the risk of loss during shipment. "Pack and hold" inventories are not yet associated with any purchase order or purchase commitment. Therefore, these inventories are treated consistently with the rest of our wholesale inventory, and no deferral of revenue has been recognized.

Retail Revenues — For transactions in stores, the Company satisfies its performance obligation at point of sale when the customer takes possession of the goods and tenders payment. For purchases made through the Company's eCommerce channel, revenue is recognized when the goods are physically delivered to the customer or picked up in store. To ensure proper timing of revenue recognition, the Company defers the recognition of revenue for eCommerce channel shipments that originated at the end of the reporting period.

Loyalty Program — U.S. retail customers can earn loyalty points that accumulate towards earning reward certificates that are redeemable for a specified amount off of future purchases. Loyalty points expire six months from the day they were earned, and reward certificates expire 45 days after issuance. Points and reward certificates earned by retail customers under *My Rewarding Moments*, the Company's loyalty program, represent a separate performance obligation. For transactions where a customer earns loyalty points, the Company allocates revenue between the goods sold and the loyalty points expected to be earned towards a reward certificate based upon the relative standalone selling price. The revenue that is deferred is recorded within Other current liabilities on the Company's consolidated balance sheets and then recognized as revenue upon redemption of the reward certificate. Loyalty program breakage is recognized as revenue based on the customer redemption pattern.

Gift Cards — Customer purchases of gift cards are not recognized as revenue until the gift card is redeemed. The revenue that is deferred is recorded within Other current liabilities on the Company's consolidated balance sheets. Gifts cards do not have an expiration date however, gift card breakage is recognized as revenue based upon the historical customer redemption pattern.

Credit Card Revenues — The Company's private label credit card is issued to customers for use exclusively at the Company's U.S. stores and U.S. eCommerce sites. Credit is extended to such customers by a third-party financial institution without recourse to the Company. The Company's performance obligations under the private label credit card agreement include providing program marketing and intellectual property to the third-party financial institution in support of the private label credit card program, as well as operating a loyalty program. The upfront bonus paid to the Company is recognized as revenue on a straight-line basis over the term of the agreement. Usage-based royalties are primarily recognized as revenue in the period of usage and an amount is

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

recognized on a point-in-time basis as redemptions under the loyalty program occur. Revenue associated with the establishment of new credit accounts is recognized in the period the activity occurred. Revenues related to the Company's private label credit card program are recorded as Net sales on the Company's consolidated statement of operations.

Royalty Revenues — The Company has a single performance obligation in its licensing agreements with domestic and international licensees: to grant licensees the right to access certain trademarks in return for royalty payments or licensing fees. The Company satisfies its performance obligations with licensees over time as customers have the right to use the intellectual property over the contract period. Royalty revenues are included within Royalty income, net on the Company's consolidated statements of operations.

Significant Payment Terms

Retail customers tender a form of payment, such as cash or a credit/debit card, at point of sale. For wholesale customers and licensees, payment is due based on established terms, which is generally sixty days or less from date of shipment.

Returns and Refunds

The Company establishes return provisions for retail customers in the period the sales occur. Return provisions are calculated based on historical return data and are recorded within Accounts receivable, net on the Company's consolidated balance sheets. Except in very limited instances, the Company does not allow its wholesale customers to return goods to the Company.

Significant Judgments

Sale of Goods — The Company relies on shipping terms to determine when performance obligations are satisfied. The Company recognizes the revenue once control passes to the customer. When goods are shipped to wholesale customers "FOB Shipping Point," control of the goods is transferred to the customer at the time of shipment. When goods are shipped to wholesale customers "FOB Destination," control of the goods is transferred to the customer when the goods reach the customer. For most retail transactions in stores, no significant judgments are involved since revenue is recognized at the point of sale when tender is exchanged and the customer receives the goods. For retail transactions made through the Company's eCommerce channel, revenue is recognized when the goods are physically delivered to the customer. The Company recognizes revenue from omni-channel sales, including buy-online and pick-up in-store, buy-online, ship-to-store, and buy-online, deliver-from-store, when the product has been picked up by the customer at the store or when the product is physically delivered to the customer.

Royalty Revenues — The Company transfers the right-to-use benefit to the licensee for the contract term and therefore the Company satisfies its performance obligation over time. Revenue recognized for each reporting period is based on the greater of: 1) the royalties owed on actual net sales by the licensee and 2) a minimum royalty guarantee, if applicable.

Transaction Price — The transaction price is the amount of consideration the Company expects to receive under the arrangement. The Company is required to estimate variable consideration (if any) and to factor that estimation into the determination of the transaction price. The Company may offer sales incentives to wholesale and retail customers, including discounts. Additionally, the Company recognizes an allowance for chargebacks

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

for wholesale customers that is based on historical experience and includes estimated losses resulting from pricing adjustments, short shipments, handling charges, returns, and freight. For retail transactions, the Company has significant experience with return patterns and relies on this experience to estimate expected returns when determining the transaction price.

Standalone Selling Prices — For arrangements that contain multiple performance obligations, including sales through our *My Rewarding Moments* loyalty program, the Company allocates the transaction price to each performance obligation on a relative standalone selling price basis.

Costs Incurred to Obtain a Contract — Incremental costs to obtain contracts are not material to the Company.

Policy Elections

In addition to those previously disclosed, the Company has made the following accounting policy elections and practical expedients:

- Portfolio Approach — The Company uses the portfolio approach when multiple contracts or performance obligations are involved in the determination of revenue recognition. This approach is primarily used to estimate the redemption of loyalty points, loyalty point breakage, and gift card breakage.
- Taxes — The Company excludes from the transaction price any taxes collected from customers that are remitted to taxing authorities.
- Shipping and Handling Charges — Charges that are incurred before and after the customer obtains control of goods are deemed to be fulfillment costs and are included in Cost of goods sold when the related revenues are recognized.
- Time Value of Money — The Company's payment terms are less than one year from the transfer of goods. Therefore, the Company does not adjust promised amounts of consideration for the effects of the time value of money.
- Disclosure of Remaining Performance Obligations — The Company does not disclose the aggregate amount of the transaction price allocated to remaining performance obligations for contracts that are one year or less in term.

Cooperative advertising arrangements reimburse customers for marketing activities for certain of our products. The Company records these reimbursements under cooperative advertising arrangements with certain of its major wholesale customers at fair value. Fair value is determined based upon, among other factors, comparable market analysis for similar advertisements. The Company has included the fair value of these arrangements of approximately $0.6 million for fiscal 2022 and $0.2 million for fiscal 2021 as a component of SG&A expenses on the Company's consolidated statements of operations, rather than as a reduction of Net sales. There were no amounts for cooperative advertising arrangements recorded as a component of SG&A expenses for fiscal 2023. Amounts determined to be in excess of the fair value of these arrangements are recorded as a reduction of Net sales. For arrangements in which the Company does not receive a distinct good or service, we record these reimbursements as a reduction of net sales. The majority of the Company's digital cooperative advertising arrangements are recorded as a reduction of net sales as there was no distinct good or service received by the Company.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Costs of Goods Sold and Selling, General and Administrative Expenses

In addition to the cost of product, cost of goods sold include changes to our inventory reserve and expenses related to the merchandising, design, and procurement of product, including inbound freight costs, purchasing and receiving costs, and inspection costs. Also included in costs of goods sold are the costs of shipping eCommerce product to end consumers. For omni-channel transactions, costs of goods sold include the costs of shipping product to end customers or to retail stores.

Retail store occupancy costs, distribution expenses, and generally all expenses other than interest and income taxes are included in SG&A expenses. Distribution expenses that are included in SG&A primarily consist of payments to third-party shippers and handling costs to process product through our distribution facilities, including eCommerce fulfillment costs, and delivery to our wholesale customers and to our retail stores. Distribution expenses included in SG&A totaled $183.4 million, $216.2 million, and $206.6 million for fiscal years 2023, 2022, and 2021, respectively.

Gross Profit

Gross profit is calculated as consolidated net sales less cost of goods sold. Gross margin is calculated as gross profit divided by consolidated net sales. Our gross profit and gross margin may not be comparable to other entities that define their metrics differently.

Income from Royalties and License Fees

We license our *Carter's*, *OshKosh*, *Child of Mine*, *Just One You*, *Simple Joys*, and *Little Planet* brands to various license partners in order to expand our product offerings into footwear, outerwear, accessories (such as hair accessories and jewelry), toys, paper goods, home décor, cribs and baby furniture, and bedding. These royalties are recorded as earned, based upon the sales of licensed products by licensees and reported as royalty income on the Company's consolidated statements of operations.

Advertising Expenses

Advertising production costs and costs associated with communicating advertising that has been produced are expensed when the advertising event takes place. Certain other advertising costs where it is uncertain when the expected benefits would occur are expensed in the period incurred. Advertising expenses were $74.1 million, $96.0 million, and $102.8 million for fiscal years 2023, 2022, and 2021, respectively, and are included in SG&A expenses on the Company's consolidated statement of operations. Deferred advertising costs for advertisements that have not yet occurred or for advertising services that have not yet been received were $1.2 million and $1.9 million at December 30, 2023 and December 31, 2022, respectively, and are included in Prepaid expenses and other current assets on the Company's consolidated balance sheets.

Stock-Based Compensation Arrangements

The Company recognizes the cost resulting from all stock-based compensation arrangements in the financial statements at grant date fair value. Stock-based compensation expense is recognized over the requisite service period, net of estimated forfeitures. Subjective assumptions include a forfeiture rate assumption for all restricted stock awards and an estimate for the probability that the performance criteria will be achieved for performance

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

awards. We estimate forfeitures of restricted stock awards based on historical experience and expected future activity.

Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amount recognized in the accompanying consolidated statements of operations.

During the requisite service period, the Company also recognizes a deferred income tax benefit for the expense recognized for U.S. GAAP. At time of subsequent vesting, exercise, forfeiture, or expiration of an award, the difference between the Company's actual income tax deduction, if any, and the previously accrued income tax benefit is recognized in income tax expense/benefit during the current period.

Stock Options

The fair value of stock options is determined based on the Black-Scholes option pricing model, which requires the use of subjective assumptions. There has been no issuances of stock options since 2018, and there are no unrecognized compensation costs remaining related to stock options.

Time-Based Restricted Stock Awards

The fair value of time-based restricted stock awards is determined based on the quoted closing price of the Company's common stock on the date of grant and is recognized as compensation expense over the vesting term of the awards, net of estimated forfeitures.

Performance-Based Restricted Stock Awards

The Company accounts for its performance-based restricted stock awards based on the quoted closing price of the Company's common stock on the date of grant and records stock-based compensation expense over the vesting term of the awards based on the probability that the performance criteria will be achieved, net of estimated forfeitures. The Company reassesses the probability of vesting at each reporting period and adjusts stock-based compensation expense based on its probability assessment.

Stock Awards

The fair value of stock granted to non-management board members is determined based on the quoted closing price of the Company's common stock on the date of grant. The Company records the stock-based compensation expense immediately as there are no vesting terms.

Income Taxes

The accompanying consolidated financial statements reflect current and deferred tax provisions, in accordance with ASC 740, *Income Taxes*. The deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax basis of assets and liabilities using presently enacted tax rates. Deferred tax assets are a component of non-current Other assets in the Company's consolidated balance sheet. Valuation allowances are established when it is "more likely than not" that a deferred tax asset will not be recovered. The provision for income taxes is the sum of the amount of

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

income taxes paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year, the net change during the year in deferred tax assets and liabilities, and the net change during the year in any valuation allowances.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. A company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. If it is more likely than not that a tax position would not be sustained, then no tax benefit would be recognized. Where applicable, associated interest and penalties are also recorded. Interest is recorded as a component of Interest expense and penalties, if any, are recorded within the provision for incomes taxes in the consolidated statements of operations and are classified on the consolidated balance sheets with the related liability for uncertain tax contingency liabilities.

Supplemental Cash Flow Information

Interest paid in cash approximated $32.3 million, $41.2 million, and $59.0 million for fiscal years 2023, 2022, and 2021, respectively. Income taxes paid in cash approximated $76.5 million, $64.0 million, and $115.3 million for fiscal years 2023, 2022, and 2021, respectively.

Additions to property, plant and equipment of approximately $1.6 million, $10.1 million, and $15.4 million were excluded from capital expenditures on the Company's consolidated statements of cash flows for fiscal years 2023, 2022, and 2021, respectively, since these amounts were accrued and unpaid at the end of each respective fiscal year.

Earnings Per Share

The Company calculates basic and diluted net income per common share under the two-class method for unvested share-based payment awards that contain participating rights to dividends or dividend equivalents (whether paid or unpaid).

Basic net income per share is calculated by dividing net income for the period by the weighted-average common shares outstanding for the period. Diluted net income per share includes the effect of dilutive instruments (primarily stock options) and uses the average share price for the period in determining the number of shares that are to be added to the weighted-average number of shares outstanding.

Open Market Repurchases of Common Stock

Shares of the Company's common stock that are repurchased by the Company through open market transactions are retired. Through the end of fiscal 2023, all such open market repurchases have been at prices that exceeded the par value of the repurchased common stock, and the amounts of the purchase prices that exceeded par value were charged to additional paid-in capital or to retained earnings if the balance in additional paid-in capital was not sufficient.

The Inflation Reduction Act of 2022 imposed a nondeductible 1% excise tax on the net value of certain share repurchases made after December 31, 2022. Beginning in fiscal 2023, the Company reflected the applicable excise tax in Additional paid-in capital on the Company's consolidated balance sheets as part of the cost basis of the shares repurchased. The corresponding liability for the excise tax payable is recorded in Other current liabilities on the Company's consolidated balance sheets.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee Benefit Plans

The Company has several defined benefit plans. Various actuarial methods and assumptions are used in determining net pension and post-retirement costs and obligations. Key assumptions include the discount rate used to determine the present value of future benefits and the expected long-term rate of return on plan assets. The over-funded or under-funded status of the defined benefit plans is recorded as an asset or liability on the consolidated balance sheet. Any service costs that arise during the period are presented in the same statement line item as other employee compensation on the consolidated statement of operations. All other components of current period costs related to defined benefit plans, such as prior service costs and actuarial gains and losses, are presented in Other (income) expense, net on the consolidated statement of operations. The actuarial gains or losses that arise during the period are recognized as a component of comprehensive income or loss, net of tax. These costs or income are then subsequently recognized as components of net periodic benefit cost in the consolidated statements of operations. Under the provisions of ASU No. 2015-04, *Practical Expedient for the Measurement Date of an Employer's Defined Benefit Obligation and Plan Assets*, the Company is permitted to use December 31 of each year, as opposed to the Company's last day of each fiscal year, as an alternate measurement date for its defined benefit plans.

Facility Closure and Severance Costs

The Company records severance costs when the appropriate notifications have been made to affected employees or when the decision is made, if the one-time benefits are contractual. When employees are required to work for a period before termination, the severance costs are recognized over the required service period. For operating leases, lease termination costs are recognized at fair value at the date the Company ceases to use the leased property. Useful lives assigned to fixed assets at the facility to be closed are revised based on the specifics of the exit plan, resulting in accelerated depreciation expense.

Seasonality

The Company experiences seasonal fluctuations in its sales and profitability due to the timing of certain holidays and key retail shopping periods, typically resulting in lower sales and gross profit in the first half of its fiscal year. Accordingly, the Company's results of operations during the first half of the year may not be indicative of the results for the full year.

Recent Accounting Pronouncements

Adopted in Fiscal 2023

Supplier Finance Programs (ASU 2022-04)

In September 2022, the FASB issued *Accounting Standards Update No. 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations* ("ASU 2022-04"). This new guidance is designed to enhance transparency around supplier finance programs by requiring new disclosures that would allow a user of the financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. ASU 2022-04 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the disclosure of the rollforward of annual activity, which is effective for fiscal years beginning after December 15, 2023. The Company adopted the annual disclosure requirements, except for the rollforward of annual activity, in fiscal

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2023. The Company expects to adopt the rollforward of annual activity requirement in fiscal 2024. The effect of the adoption of ASU 2022-04 was not material to the Company's consolidated financial statements.

To Be Adopted After Fiscal 2023

Segment Reporting—Improvements to Reportable Segment Disclosures (ASU 2023-07)

In November 2023, the FASB issued *ASU No. 2023-07, Segment Reporting—Improvements to Reportable Segment Disclosures.* This new guidance is designed to improve the disclosures about a public entity's reportable segments and address requests from investors for more detailed information about a reportable segment's expenses in an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Public entities must adopt the changes to the segment reporting guidance on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements but does not expect the effect of the adoption of ASU 2023-07 to be material.

Income Taxes—Improvements to Income Tax Disclosures (ASU 2023-09)

In December 2023, the FASB issued *ASU No. 2023-09, Income Taxes—Improvements to Income Tax Disclosures.* This new guidance requires consistent categories and greater disaggregation of information in the rate reconciliation and greater disaggregation of income taxes paid by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements but does not expect the effect of the adoption of ASU 2023-09 to be material.

NOTE 3—REVENUE RECOGNITION

The Company's revenues are earned from contracts or arrangements with retail and wholesale customers and licensees. Contracts include written agreements, as well as arrangements that are implied by customary practices or law.

NOTE 3—REVENUE RECOGNITION (Continued)

Disaggregation of Revenue

The Company sells its products directly to consumers ("direct-to-consumer") and to other retail companies and partners that subsequently sell the products directly to their own retail customers. The Company also earns royalties from certain of its licensees. Disaggregated revenues from these sources for the fiscal years presented were as follows:

(dollars in thousands)	Fiscal year ended December 30, 2023			
	U.S. Retail	U.S. Wholesale	International	Total
Direct-to-consumer	$1,501,780	$ —	$268,596	$1,770,376
Wholesale channel	—	1,014,584	160,634	1,175,218
	$1,501,780	$1,014,584	$429,230	$2,945,594
Royalty income, net	$ 6,549	$ 11,660	$ 3,201	$ 21,410

(dollars in thousands)	Fiscal year ended December 31, 2022			
	U.S. Retail	U.S. Wholesale	International	Total
Direct-to-consumer	$1,680,159	$ —	$279,903	$1,960,062
Wholesale channel	—	1,080,471	172,200	1,252,671
	$1,680,159	$1,080,471	$452,103	$3,212,733
Royalty income, net	$ 8,815	$ 12,915	$ 4,090	$ 25,820

(dollars in thousands)	Fiscal year ended January 1, 2022			
	U.S. Retail	U.S. Wholesale	International	Total
Direct-to-consumer	$1,899,262	$ —	$289,060	$2,188,322
Wholesale channel	—	1,126,415	171,703	1,298,118
	$1,899,262	$1,126,415	$460,763	$3,486,440
Royalty income, net	$ 8,541	$ 15,808	$ 4,332	$ 28,681

Accounts Receivable from Customers and Licensees

The components of Accounts receivable, net, were as follows:

(dollars in thousands)	December 30, 2023	December 31, 2022
Trade receivables from wholesale customers, net	$172,106	$195,078
Royalties receivable, net	4,753	5,386
Other receivables[(1)]	20,032	14,571
Total receivables	$196,891	$215,035
Less: Wholesale accounts receivable reserves[(2)(3)]	(13,117)	(16,448)
Accounts receivable, net	$183,774	$198,587

(1) Includes tax, payroll, gift card and other receivables. Increase primarily relates to receivable for a $6.9 million court approved settlement in December 2023 related to payment card interchange fees.

(2) Includes allowance for chargebacks of $8.4 million and $9.3 million for the periods ended December 30, 2023 and December 31, 2022, respectively.

NOTE 3—REVENUE RECOGNITION (Continued)

(3) Includes allowance for credit losses of $4.8 million and $7.2 million for the periods ended December 30, 2023 and December 31, 2022, respectively.

Information regarding Wholesale accounts receivable reserves is as follows:

(dollars in thousands)	Wholesale accounts receivable reserves
Balance at January 2, 2021	$ 12,366
Additional provisions	13,282
Charges to reserve	(6,953)
Balance at January 1, 2022	$ 18,695
Additional provisions	9,280
Charges to reserve	(11,527)
Balance at December 31, 2022	$ 16,448
Additional provisions	5,220
Charges to reserve	(8,551)
Balance at December 30, 2023	$ 13,117

Contract Assets and Liabilities

The Company's contract assets are not material.

Contract Liabilities

The Company recognizes a contract liability when it has received consideration from a customer and has a future obligation to transfer goods to the customer. Total contract liabilities consisted of the following amounts:

(dollars in thousands)	December 30, 2023	December 31, 2022
Contract liabilities—current:		
Unredeemed gift cards	$25,162	$23,303
Unredeemed customer loyalty rewards	3,355	5,276
Carter's credit card—upfront bonus[1]	714	714
Total contract liabilities—current[2]	$29,231	$29,293
Contract liabilities—non-current[3]	$ 714	$ 1,429
Total contract liabilities	$29,945	$30,722

(1) The Company received an upfront signing bonus from a third-party financial institution, which will be recognized as revenue on a straight-line basis over the term of the agreement. This amount reflects the current portion of this bonus to be recognized as revenue over the next twelve months.
(2) Included within Other current liabilities on the Company's consolidated balance sheet.
(3) This amount reflects the non-current portion of the Carter's credit card upfront bonus and is included within Other long-term liabilities on the Company's consolidated balance sheet.

Composition of Contract Liabilities

Unredeemed gift cards—the Company is obligated to transfer goods in the future to customers who have purchased gift cards. Periodic changes in the gift card contract liability result from the purchase of gift cards, the

NOTE 3—REVENUE RECOGNITION (Continued)

redemption of gift cards by customers and the recognition of estimated breakage revenue for those gift card balances that are not expected to be redeemed. The majority of our gift cards do not have an expiration date; however, all outstanding gift card balances are classified by the Company as current liabilities since gift cards are redeemable on demand by the valid holder. The majority of the Company's gift cards are redeemed within one year of issuance. During fiscal 2023 and fiscal 2022, the Company recognized revenue of $9.4 million and $8.5 million related to the gift card liability balance that existed at December 31, 2022 and January 1, 2022, respectively.

Unredeemed loyalty rewards—points and reward certificates earned by customers under the Company's loyalty program represent obligations of the Company to transfer goods to the customer upon redemption. Periodic changes in the loyalty program contract liability result from new rewards earned, reward certificate redemptions and expirations. The earning and redemption cycles for our loyalty program are under one year in duration.

Carter's credit card—upfront bonus—the Company received an upfront bonus from a third-party financial institution, which will be recognized as revenue on a straight-line basis over the term of the agreement.

NOTE 4—PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment, net consists of the following:

(dollars in thousands)	December 30, 2023	December 31, 2022
Land, building, and leasehold improvements	$ 357,029	$ 332,971
Fixtures, equipment, and computer hardware	302,747	281,830
Computer software	129,685	115,706
Construction in progress(*)	9,557	28,843
	799,018	759,350
Accumulated depreciation and amortization	(615,907)	(569,528)
Total	$ 183,111	$ 189,822

(*) Decrease relates primarily to retail store openings and remodels placed in service during fiscal 2023.

Depreciation and amortization expense related to property, plant, and equipment was approximately $60.4 million, $61.5 million, and $90.4 million for fiscal years 2023, 2022, and 2021, respectively.

NOTE 5—LEASES

The Company has operating leases for retail stores, distribution centers, corporate offices, data centers, and certain equipment. The Company's leases generally have initial terms ranging from 3 year to 10 years, some of which may include options to extend the leases for up to 5 years, and some of which may include options to early terminate the lease.

As of the periods presented, the Company's finance leases were not material to the consolidated balance sheets, consolidated statements of operations, or statement of cash flows.

NOTE 5—LEASES (Continued)

The following components of lease expense are included in Selling, general, and administrative expenses on the Company's consolidated statements of operations for the fiscal periods indicated:

	For the fiscal year ended		
(dollars in thousands)	December 30, 2023	December 31, 2022	January 1, 2022
Operating lease cost	$171,072	$160,210	$166,481
Variable lease cost(*)	56,089	66,400	64,410
Net lease cost	$227,161	$226,610	$230,891

(*) Includes short-term leases, which are not material, and any operating lease impairment charges.

Supplemental balance sheet information related to leases was as follows:

	December 30, 2023	December 31, 2022
Weighted average remaining operating lease term (years)	5.8	4.7
Weighted average discount rate for operating leases	4.63%	3.72%

Cash paid for amounts included in the measurement of operating lease liabilities in fiscal 2023 and fiscal 2022 was $177.8 million and $172.9 million, respectively.

Operating lease assets obtained in exchange for operating lease liabilities in fiscal 2023 and fiscal 2022 were $184.6 million and $144.9 million, respectively. Operating lease assets obtained primarily consist of new or modified leases. In December 2023, the Company determined that it was reasonably certain to exercise the lease renewal options associated with the Braselton distribution center. As a result, the Company remeasured the operating lease to include the impact of renewal lease options, which increased both the operation lease liability and operating lease assets by approximately $21.5 million.

As of December 30, 2023, the maturities of lease liabilities were as follows:

(dollars in thousands)	Operating leases
2024	$151,446
2025	140,412
2026	103,389
2027	75,562
2028	55,867
After 2028	155,003
Total lease payments	$681,679
Less: Interest	(97,500)
Present value of lease liabilities(*)	$584,179

(*) As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date to determine the present value of lease payments.

As of December 30, 2023, the minimum rental commitments for additional operating lease contracts, primarily for retail stores, that have not yet commenced are $15.5 million. These operating leases will commence in fiscal year 2024 with lease terms of 10 years.

NOTE 6—GOODWILL AND OTHER INTANGIBLE ASSETS

The balances and changes in the carrying amount of Goodwill attributable to each segment were as follows:

(dollars in thousands)	U.S. Retail	U.S. Wholesale	International	Total
Balance at January 1 2022(*)	$83,934	$74,454	$53,635	$212,023
Foreign currency impact	—	—	(2,690)	(2,690)
Balance at December 31, 2022	$83,934	$74,454	$50,945	$209,333
Foreign currency impact	—	—	1,204	1,204
Balance at December 30, 2023	$83,934	$74,454	$52,149	$210,537

(*) Goodwill for the International reporting unit is net of accumulated impairment losses of $17.7 million.

A summary of the carrying value of the Company's intangible assets were as follows:

		December 30, 2023			December 31, 2022		
(dollars in thousands)	Weighted-average useful life	Gross amount	Accumulated amortization	Net amount	Gross amount	Accumulated amortization	Net amount
Carter's tradename	Indefinite	$220,233	$ —	$220,233	$220,233	$ —	$220,233
OshKosh tradename	Indefinite	70,000	—	70,000	70,000	—	70,000
Skip Hop tradename(1)	Indefinite	6,000	—	6,000	6,000	—	6,000
Finite-life tradenames(2)	5 - 20 years	3,911	1,958	1,953	3,911	1,751	2,160
Total tradenames, net		$300,144	$ 1,958	$298,186	$300,144	$ 1,751	$298,393
Skip Hop customer relationships	15 years	$ 47,300	$21,363	$ 25,937	$ 47,300	$18,187	$ 29,113
Carter's Mexico customer relationships	10 years	3,324	2,023	1,301	3,125	1,674	1,451
Total customer relationships, net		$ 50,624	$23,386	$ 27,238	$ 50,425	$19,861	$ 30,564

(1) In fiscal 2022, impairment charges of $5.6 million, $3.0 million, and $0.4 million were recorded on our indefinite-lived *Skip Hop* tradename asset in the U.S. Wholesale, International, and U.S. Retail segments, respectively, to reflect the impairment of the value ascribed to the indefinite-lived *Skip Hop* tradename asset.

(2) Relates to the acquisition of rights to the Carter's brand in Chile in December 2014 and the acquisition of the Skip Hop brand in February 2017.

The carrying values of goodwill and indefinite-lived tradename assets are subject to annual impairment reviews as of the last day of each fiscal year. Between annual assessments, impairment reviews may also be triggered by any significant events or changes in circumstances affecting our business. These impairment reviews are performed in accordance with ASC 350, "*Intangibles—Goodwill and Other*" ("ASC 350").

In fiscal 2022, the Company performed a quantitative impairment test on the goodwill ascribed to each of the Company's reporting units and on the value of its indefinite-lived intangible tradename assets as of December 31, 2022 due to increased discount rates, decreased actual and projected sales and profitability, and the announcement of the substantial doubt of a *Skip Hop* wholesale customer's ability to continue to operate as a going concern.

The goodwill impairment assessment for each reporting unit was performed in accordance with ASC 350 and compares the carrying value of each reporting unit to its fair value. Consistent with prior practice, the Company uses a 50% weighting of the income approach and a 50% weighting of the market approach to determine the fair

NOTE 6—GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

value of a reporting unit. Based upon this assessment, there were no impairments on the value of goodwill.

The indefinite-lived tradename asset assessments were performed in accordance with ASC 350 and were determined using a discounted cash flow analysis which examined the hypothetical cost savings that accrue as a result of not having to license the tradename from another owner. Based on these assessments, a non-cash pre-tax impairment charge of $9.0 million was recorded during the fourth quarter of fiscal 2022 on our indefinite-lived *Skip Hop* tradename asset to write-down the carrying value to $6.0 million. The charge recorded on our indefinite-lived *Skip Hop* tradename asset included charges of $5.6 million, $3.0 million, and $0.4 million in the U.S. Wholesale, International, and U.S. Retail segments, respectively, to reflect the impairment of the value ascribed to the indefinite-lived *Skip Hop* tradename asset.

Based upon our most recent annual assessment, performed as of December 30, 2023, using a qualitative assessment, there were no impairments to the value of goodwill or our indefinite-lived tradename assets.

Changes in the carrying values between comparative periods for goodwill related to the International segment were due to fluctuations in the foreign currency exchange rates between the Canadian and U.S. dollar that were used in the remeasurement process for preparing the Company's consolidated financial statements. The changes in the carrying value of customer relationships for Carter's Mexico, including the related accumulated amortization, that were not attributable to amortization expense was also impacted by foreign currency exchange rate fluctuations.

Amortization expense for intangible assets subject to amortization was approximately $3.7 million for each of fiscal years 2023, 2022, and 2021. Amortization expense is included in SG&A expenses on the Company's consolidated statements of operations

The estimated amortization expense for the next five fiscal years is as follows:

(dollars in thousands)	Amortization expense
2024	$3,717
2025	$3,717
2026	$3,717
2027	$3,566
2028	$3,354

NOTE 7—PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets at the end of any comparable period, were as follows:

(dollars in thousands)	December 30, 2023	December 31, 2022
Prepaid information technology-related contracts(*)	11,504	12,652
Prepaid income taxes	2,563	1,110
Prepaid insurance	1,962	2,133
Other	13,102	17,917
Prepaid expenses and other current assets	$29,131	$33,812

(*) Primarily related to cloud computing arrangements and software maintenance contracts.

NOTE 8—OTHER CURRENT LIABILITIES

Other current liabilities at the end of any comparable period, were as follows:

(dollars in thousands)	December 30, 2023	December 31, 2022
Unredeemed gift cards	$ 25,162	$ 23,303
Accrued bonuses and incentive compensation(*)	20,817	7,244
Accrued employee benefits	17,928	16,356
Accrued taxes	12,909	10,445
Income taxes payable	12,697	17,484
Accrued salaries and wages	12,458	11,519
Accrued other	32,373	36,088
Other current liabilities	$134,344	$122,439

(*) Increase primarily related to lower than forecasted financial performance in fiscal 2022.

NOTE 9—SUPPLIER FINANCE PROGRAM

We have established a voluntary supply chain finance ("SCF") program through participating financial institutions. This SCF program enables participating suppliers to accelerate payments for receivables due from the Company by selling them directly to the participating financial institutions at their discretion. As of December 30, 2023, the SCF program has a $70.0 million revolving capacity. We are not a party to the agreements between the participating financial institutions and the suppliers in connection with the SCF program. Payment terms for most of our suppliers are 60 days, regardless of participation in the SCF program. The Company does not provide any guarantees under the SCF program.

The Company's liability related to amounts payable to the participating financial institution for suppliers who voluntarily participate in the SCF program are included in Accounts payable on our consolidated balance sheets. As of December 30, 2023 and December 31, 2022, amounts under the SCF program included in Accounts payable were $14.8 million and $16.5 million, respectively. Payments made in connection with the SCF program, like payments of other accounts payable, are reflected as a reduction to our operating cash flow.

NOTE 10—LONG-TERM DEBT

Long-term debt consisted of the following:

(dollars in thousands)	December 30, 2023	December 31, 2022
$500 million, 5.625% Senior Notes due 2027	$500,000	$500,000
Less: unamortized issuance-related costs for senior notes	(2,646)	(3,376)
Senior notes, net	$497,354	$496,624
Secured revolving credit facility	—	120,000
Total long-term debt, net	$497,354	$616,624

Secured Revolving Credit Facility

As of December 30, 2023, the Company had no outstanding borrowings under its secured revolving credit facility, exclusive of $4.4 million of outstanding letters of credit. As of December 31, 2022, the Company had $120.0 million outstanding borrowings under its secured revolving credit facility, exclusive of $3.5 million of

NOTE 10—LONG-TERM DEBT (Continued)

outstanding letters of credit. As of December 30, 2023 and December 31, 2022, there was approximately $845.6 million and $726.5 million available for future borrowing, respectively. All outstanding borrowings under the Company's secured revolving credit facility are classified as non-current liabilities on the Company's consolidated balance sheets due to contractual repayment terms under the credit facility.

On October 17, 2023, Carter's Holdings B.V., a subsidiary of the Company, was released from its obligations under the secured revolving credit facility.

Terms of the Secured Revolving Credit Facility

The Company's secured revolving credit facility provides for an aggregate credit line of $850.0 million which includes a $750.0 million U.S. dollar facility and a $100.0 million multicurrency facility. The credit facility matures in April 2027. The facility contains covenants that restrict the Company's ability to, among other things: (i) create or incur liens, debt, guarantees or other investments, (ii) engage in mergers and consolidations, (iii) pay dividends or other distributions to, and redemptions and repurchases from, equity holders, (iv) prepay, redeem or repurchase subordinated or junior debt, (v) amend organizational documents, and (vi) engage in certain transactions with affiliates.

On April 11, 2022, the Company, through TWCC entered into Amendment No. 4 to its fourth amended and restated credit agreement ("Amendment No. 4") that, among other things, increased the borrowing capacity of the secured revolving credit facility to $850.0 million (combined U.S. dollar and multicurrency facility borrowings), extended the maturity of the secured revolving credit facility from September 2023 to April 2027, and reduced the number of financial maintenance covenants from two to one.

In particular, Amendment No. 4 provides for the following:

- increases the borrowing capacity of the secured revolving credit facility from $750 million to $850 million (the U.S. Dollar facility commitment increases to $750 million from $650 million and the multicurrency facility commitment remains at $100 million);
- extends the maturity of the secured revolving credit facility from September 2023 to April 2027;
- adds a springing maturity date component, which states that if the Company has not redeemed or refinanced at least $250 million of the senior notes due 2027 prior to the 91st day before the maturity of the senior notes due March 15, 2027, then the maturity date of the secured revolving credit facility will be the 91st day before the original maturity of the senior notes due 2027;
- reduces the number of financial maintenance covenants from two to one. The Lease Adjusted Leverage Ratio has been simplified to a Consolidated Total Leverage Ratio and the Consolidated Fixed Charge Coverage Ratio has been eliminated. The Consolidated Total Leverage Ratio maximum permitted shall be 3.50:1.00 and temporarily increases to 4.00:1:00 in the event of a Material Acquisition;
- Term Benchmark Loans bear interest at a rate determined by reference to the Adjusted Term SOFR (Secured Overnight Financing Rate), CDOR (Canadian Dollar Offered Rate), or the Adjusted EURIBOR (Euro Interbank Offered Rate). Each Term Benchmark Loan is subject to interest charges equal to the per annum respective benchmark rate plus an initial applicable rate of 1.375% which may be adjusted from 1.125% to 1.625% based upon a leverage-based pricing schedule; and

NOTE 10 – LONG-TERM DEBT (Continued)

- Other Base, Prime, and Overnight Rate Loans are subject to interest charges equal to the per annum, respective, benchmark rate plus an initial applicable rate of 0.375% which may be adjusted from 0.125% to 0.625% based upon a leverage-based pricing schedule. An Applicable Commitment Fee initially equal to 0.20% per annum and ranging from 0.15% per annum to 0.25% per annum, based upon a leverage-based pricing grid, is payable quarterly in arrears with respect to the average daily unused portion of the revolving loan commitments. Capitalized items are Defined Terms pursuant to Amendment No. 4, dated as of April 11, 2022.

Approximately $2.4 million, including both bank fees and other third-party expenses, was capitalized in fiscal 2022 in connection with Amendment No. 4 and is being amortized over the remaining term of the secured revolving credit facility.

As of December 30, 2023, the interest rate margins applicable to the amended revolving credit facility were 1.375% for adjusted term SOFR rate loans and 0.375% for base rate loans. As of December 30, 2023, any U.S. dollar borrowings outstanding under the secured revolving credit facility would have accrued interest at an adjusted term SOFR rate plus the applicable margin, which would have resulted in a borrowing rate of 6.82%. There were no foreign currency borrowings outstanding on December 30, 2023 or December 31, 2022.

As of December 30, 2023, the Company was in compliance with its financial and other covenants under the secured revolving credit facility.

Senior Notes

2022 Redemption of Senior Notes due 2025

On April 4, 2022, the Company, through its wholly-owned subsidiary, TWCC redeemed $500 million principal amount of senior notes, bearing interest at a rate of 5.500% per annum, and originally maturing on May 15, 2025. Pursuant to the optional redemption provisions described in the Indenture dated as of May 11, 2020, TWCC paid the outstanding principal plus accrued interest and an Applicable Premium as defined in the Indenture. This debt redemption resulted in a loss on extinguishment of debt of approximately $19.9 million, primarily consisting of $15.7 million of the Applicable Premium and $4.3 million related to the write-off of unamortized debt issuance costs.

Senior Notes due 2027

On March 14, 2019, TWCC issued $500 million principal amount of senior notes at par, bearing interest at a rate of 5.625% per annum, and maturing on March 15, 2027. On and after March 15, 2022, TWCC may redeem all or part of the senior notes at the redemption prices (expressed as percentages of principal amount of the senior notes to be redeemed) set forth below, plus accrued and unpaid interest. The redemption price is applicable when the redemption occurs during the twelve-month period beginning on March 15 of each of the years indicated is as follows:

Year	Percentage
2023	101.406%
2024 and thereafter	100.000%

The senior notes mentioned above are unsecured and are fully and unconditionally guaranteed by Carter's, Inc. and certain domestic subsidiaries of TWCC. The guarantor subsidiaries are 100% owned directly or indirectly by Carter's, Inc. and all guarantees are joint, several and unconditional.

NOTE 10 – LONG-TERM DEBT (Continued)

The indenture governing the senior notes provides that upon the occurrence of specific kinds of changes of control, unless a redemption notice with respect to all the outstanding senior notes has previously or concurrently been mailed or delivered, TWCC will be required to make an offer to purchase the senior notes at 101% of their principal amount, plus accrued and unpaid interest to (but excluding) the date of purchase.

The indenture governing the senior notes includes a number of covenants, that, among other things and subject to certain exceptions, restrict TWCC’s ability and the ability of certain of its subsidiaries to: (a) incur certain types of indebtedness that is secured by a lien; (b) enter into certain sale and leaseback transactions; and (c) consolidate or merge with or into, or sell substantially all of the issuer’s assets to, another person, under certain circumstances. Terms of the notes contain customary affirmative covenants and provide for events of default which, if certain of them occur, would permit the trustee or the holders of at least 25.0% in principal amount of the then total outstanding senior notes to declare all amounts owning under the notes to be due and payable. Carter’s, Inc. is not subject to these covenants.

NOTE 11 – COMMON STOCK

Open Market Share Repurchases

The Company repurchased and retired shares in open market transactions in the following amounts for the fiscal periods indicated:

	For the fiscal year ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Number of shares repurchased[1]	1,446,269	3,747,187	2,967,619
Aggregate cost of shares repurchased *(dollars in thousands)*[2]	$ 100,034	$ 299,667	$ 299,339
Average price per share[2]	$ 69.17	$ 79.97	$ 100.87

(1) Share repurchases were made in compliance with all applicable rules and regulations and in accordance with the share repurchase authorizations.
(2) The aggregate cost of share repurchases and average price paid per share excludes excise tax on share repurchases imposed as part of the Inflation Reduction Act of 2022.

On February 24, 2022, the Company’s Board of Directors authorized share repurchases up to $1.00 billion, inclusive of $301.9 million remaining under previous authorizations. The total remaining capacity under outstanding repurchase authorizations as of December 30, 2023 was approximately $649.5 million, based on settled repurchase transactions. The share repurchase authorizations have no expiration dates.

Future repurchases may occur from time to time in the open market, in privately negotiated transactions, or otherwise. The timing and amount of any repurchases will be at the discretion of the Company subject to restrictions under the Company’s secured revolving credit facility, market conditions, stock price, other investment priorities, excise taxes, and other factors.

Dividends

On February 26, 2024, the Company’s Board of Directors declared a quarterly cash dividend payment of $0.80 per common share, payable on March 29, 2024 to shareholders of record at the close of business on March 11, 2024.

NOTE 11 – COMMON STOCK (Continued)

In each quarter of fiscal 2023, the Board of Directors declared, and the Company paid, a cash dividend per common share of $0.75 (for an aggregate cash dividend per common share of $3.00 for fiscal 2023). In fiscal 2022 the Board of Directors declared, and the Company paid, a cash dividend per common share of $0.75 (for an aggregate cash dividend per common share of $3.00 for fiscal 2022). In fiscal 2021, the Board of Directors declared and the Company paid, a cash dividend per common share of $0.40 in each of the second and third quarters of fiscal 2021 and $0.60 in the fourth quarter of fiscal 2021 (for an aggregate cash dividend per common share of $1.40 for fiscal 2021). As a result of actions taken in connection with the COVID-19 pandemic, the Board of Directors did not declare and the Company did not pay cash dividends for the first quarter of 2021.

Our Board of Directors will evaluate future dividend declarations based on a number of factors, including restrictions under the Company's revolving credit facility, business conditions, the Company's financial performance, and other considerations.

Provisions in the Company's secured revolving credit facility could have the effect of restricting the Company's ability to pay cash dividends on, or make future repurchases of its common stock, as further described in Note 10*, Long-Term Debt,* to the consolidated financial statements.

NOTE 12 – STOCK-BASED COMPENSATION

Under the Company's Amended and Restated Equity Incentive Plan (the "Plan''), the Compensation Committee of the Board of Directors may award incentive stock options, stock appreciation rights, restricted stock, unrestricted stock, stock deliverable on a deferred basis (including restricted stock units), and performance-based stock awards.

As of December 30, 2023, the maximum number of shares of stock available under the Plan was 18,778,392, and there were 2,221,612 remaining shares available for grant under the Plan. The Plan makes a provision for the treatment of awards upon termination of service or in the case of a merger or similar corporate transaction. Participation in the Plan is limited to members of the Company's Board of Directors, executive officers and other key employees.

The limit on shares available under the Plan, the individual limits, and other award terms are subject to adjustment to reflect stock splits or stock dividends, combinations, and certain other events. All stock options issued under the Plan expire no later than ten years from the date of grant. The Company believes that the current level of authorized shares is sufficient to satisfy future grants for the foreseeable future.

The Company recorded stock-based compensation cost as follows:

	For the fiscal years ended		
(dollars in thousands)	December 30, 2023	December 31, 2022	January 1, 2022
Stock options	$ —	$ 189	$ 1,347
Restricted stock:			
Time-based awards	17,243	17,893	14,756
Performance-based awards(*)	670	2,091	3,608
Stock awards	1,550	1,706	1,318
Total	$19,463	$21,879	$21,029

(*) Decrease in fiscal 2023 relates to the downward revision of estimates for the achievement of performance targets related to certain performance-based grants.

NOTE 12 – STOCK-BASED COMPENSATION (Continued)

As of December 30, 2023, and December 31, 2022, there was no unrecognized compensation costs remaining related to stock options.

Stock Options

Stock options vest in equal annual installments over a four-year period. The Company issues new shares to satisfy stock option exercises. There were no stock options granted in fiscal 2023, 2022, and 2021.

Changes in the Company's stock options for the fiscal year ended December 30, 2023 were as follows:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual terms (years)	Aggregate intrinsic value (in thousands)
Outstanding, December 31, 2022	563,048	$92.99		
Granted(*)	—	$ —		
Exercised	(64,700)	$68.29		
Forfeited	—	$ —		
Expired	(51,517)	$96.18		
Outstanding, December 30, 2023	446,831	$96.20	2.95	$ —
Vested and expected to vest, December 30, 2023	446,831	$96.20	2.95	$ —
Exercisable, December 30, 2023	446,831	$96.20	2.95	$ —

(*) The Company did not grant any stock options in fiscal 2023.

The intrinsic value of stock options exercised during the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022 was approximately $0.3 million, $1.4 million, and $7.8 million, respectively.

Restricted Stock Awards

Restricted stock awards issued under the Plan vest based upon: 1) continued service (time-based) or 2) a combination of continued service and performance targets (performance-based).

The following table summarizes activity related to all restricted stock awards during the fiscal year ended December 30, 2023:

	Restricted stock awards	Weighted-average grant-date fair value
Outstanding, December 31, 2022	629,686	$94.71
Granted	408,643	$73.33
Vested	(184,803)	$91.84
Forfeited	(98,237)	$88.70
Outstanding, December 30, 2023	755,289	$84.63

During fiscal 2022, a total of 205,120 shares of restricted stock vested with a weighted-average fair value of $95.54 per share. During fiscal 2021, a total of 116,238 shares of restricted stock vested with a weighted-average fair value of $99.32 per share.

NOTE 12 – STOCK-BASED COMPENSATION (Continued)

At December 30, 2023, there was approximately $31.1 million of unrecognized compensation cost (net of estimated forfeitures) related to all restricted stock awards which is expected to be recognized over a weighted-average period of approximately 2.3 years.

Time-based Restricted Stock Awards

Time-based restricted stock awards vest in equal annual installments or cliff vest after a three-year or four-year period. During fiscal years 2023, 2022, and 2021, a total of 184,803 shares, 162,508 shares, and 116,238 shares, respectively, of time-based restricted stock vested with a weighted-average fair value of $91.84 per share, $97.29 per share, and $99.32 per share, respectively. At December 30, 2023, there was approximately $26.7 million of unrecognized compensation cost (net of estimated forfeitures) related to time-based restricted stock which is expected to be recognized over a weighted-average period of approximately 2.4 years.

Performance-based Restricted Stock Awards

Fiscal year	Number of shares granted	Weighted-average fair value per share
2021(*)	—	$ —
2022	89,760	$91.12
2023	112,284	$74.06

(*) The Company did not grant any performance-based restricted stock awards in fiscal 2021.

Performance-based restricted stock awards cliff vest after a three-year period, subject to the achievement of the performance target. During the fiscal year ended December 30, 2023, no performance shares vested. As of December 30, 2023, a total of 184,008 performance shares were unvested with a weighted-average fair value of $81.21 per share. Vesting of these 184,008 performance shares is based on the performance targets for the shares granted in fiscal 2023 and 2022. As of December 30, 2023, there was $4.4 million unrecognized compensation cost (net of estimated forfeitures) related to the unvested performance-based restricted stock awards based which is expected to be recognized over a weighted-average period of approximately 2.0 years. The Company recognizes compensation cost ratably over the applicable performance periods based on the estimated probability of achievement of its performance targets at the end of each period.

Stock Awards

Included in restricted stock awards are grants to non-management members of the Company's Board of Directors. At issuance, these awards were fully vested and issued as shares of the Company's common stock. The Company records the stock-based compensation expense immediately as there are no vesting terms. During fiscal years 2023, 2022, and 2021, such awards were as follows:

Fiscal year	Number of shares issued	Fair value per share	Aggregate value (in thousands)
2021	13,037	$101.09	$1,318
2022	21,725	$ 78.51	$1,706
2023	23,850	$ 65.01	$1,550

The Company received no proceeds from the issuance of these shares.

NOTE 13 – ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The components of Accumulated other comprehensive (loss) income consisted of the following:

(dollars in thousands)	Pension liability adjustments	Post-retirement liability adjustments	Cumulative translation adjustments	Accumulated other comprehensive (loss) income
Balance at January 2, 2021	$(12,893)	$1,440	$(21,307)	$(32,760)
Fiscal year 2021 change	3,973	(115)	5	3,863
Balance at January 1, 2022	(8,920)	1,325	(21,302)	(28,897)
Fiscal year 2022 change	1,739	344	(7,524)	(5,441)
Balance at December 31, 2022	(7,181)	1,669	(28,826)	(34,338)
Fiscal year 2023 change	160	(330)	10,593	10,423
Balance at December 30, 2023	$ (7,021)	$1,339	$(18,233)	$(23,915)

As of December 30, 2023 and December 31, 2022, the cumulative tax effect on the pension liability adjustments were each $2.2 million. As of December 30, 2023 and December 31, 2022, the cumulative tax effect on the post-retirement liability adjustments were approximately $0.4 million and $0.5 million, respectively.

For the fiscal years ended December 30, 2023 and December 31, 2022, amounts reclassified from Accumulated other comprehensive loss to the consolidated statements of operations consisted of amortization of actuarial gains and losses related to the Company's defined benefit pension plan and defined benefit post-retirement plans. Such amortization amounts are included in the net periodic cost or benefit recognized for these plans during the respective fiscal year. For additional information, see Note 17*, Employee Benefit Plans*, to the consolidated financial statements.

NOTE 14 – FAIR VALUE MEASUREMENTS

Investments

The Company invests comparable amounts in marketable securities, principally equity-based mutual funds, to approximate the participant's investment return on employee deferrals of compensation. All of the marketable securities are included in Other assets on the accompanying consolidated balance sheets, and their aggregate fair values were approximately $17.3 million and $15.1 million at the end of fiscal 2023 and fiscal 2022, respectively. These investments are classified as Level 1 within the fair value hierarchy. The change in the aggregate fair values of marketable securities is due to the net activity of gains and losses and any contributions and distributions during the period. Gains on the investments in marketable securities were $2.2 million for fiscal 2023. Losses on the investments in marketable securities were $2.5 million for fiscal 2022. These amounts are included in Other expense (income), net on the Company's consolidated statement of operations.

The fair value of the Company's pension plan assets at December 30, 2023 and December 31, 2022, by asset category, are disclosed in Note 17, *Employee Benefits Plans*, to the consolidated financial statements.

Borrowings

As of December 30, 2023, the Company had no outstanding borrowings under its secured revolving credit facility.

The fair value of the Company's senior notes at December 30, 2023 was approximately $493.7 million. The fair value of these senior notes with a notional value and carrying value (gross of debt issuance costs) of $500.0 million was estimated using a quoted price as provided in the secondary market, which considers the Company's credit risk and market related conditions, and is therefore within Level 2 of the fair value hierarchy.

NOTE 14 – FAIR VALUE MEASUREMENTS (Continued)

Goodwill, Intangible, and Other Long-Lived Assets

Some assets are not measured at fair value on a recurring basis but are subject to fair value adjustments only in certain circumstances. These assets can include goodwill, indefinite-lived intangible assets, and other long-lived assets that have been reduced to fair value when impaired. Assets that are written down to fair value when impaired are not subsequently adjusted to fair value unless further impairment occurs.

In fiscal 2022, the Company performed a quantitative impairment test on the goodwill ascribed to each of the Company's reporting units and on the value of its indefinite-lived intangible tradename assets as of December 31, 2022 due to increased discount rates, decreased actual and projected sales and profitability, and the announcement of the substantial doubt of a *Skip Hop* wholesale customer's ability to continue to operate as a going concern.

The goodwill impairment assessment for each reporting unit was performed in accordance with ASC 350 and compares the carrying value of each reporting unit to its fair value. Consistent with prior practice, the Company uses a 50% weighting of the income approach and a 50% weighting of the market approach to determine the fair value of a reporting unit. Based upon this assessment, there were no impairments on the value of goodwill.

The indefinite-lived tradename asset assessments were performed in accordance with ASC 350 and were determined using a discounted cash flow analysis which examined the hypothetical cost savings that accrue as a result of not having to license the tradename from another owner. Based on these assessments, a non-cash pre-tax impairment charge of $9.0 million was recorded during the fourth quarter of fiscal 2022 on our indefinite-lived *Skip Hop* tradename asset to write-down the carrying value to $6.0 million. The charge recorded on our indefinite-lived *Skip Hop* tradename asset included charges of $5.6 million, $3.0 million, and $0.4 million in the U.S. Wholesale, International, and U.S. Retail segments, respectively, to reflect the impairment of the value ascribed to the indefinite-lived *Skip Hop* tradename asset.

NOTE 15 – INCOME TAXES

Provision for Income Taxes

The provision for income taxes consisted of the following:

	For the fiscal year ended		
(dollars in thousands)	December 30, 2023	December 31, 2022	January 1, 2022
Current tax provision:			
Federal	$47,643	$43,569	$ 75,408
State	8,943	8,307	16,905
Foreign	13,756	15,562	19,761
Total current provision	$70,342	$67,438	$112,074
Deferred tax (benefit) provision:			
Federal	$ (148)	$ (1,484)	$ (10,541)
State	(512)	425	(2,428)
Foreign	60	319	(563)
Total deferred (benefit) provision	(600)	(740)	(13,532)
Total provision	$69,742	$66,698	$ 98,542

NOTE 15 – INCOME TAXES (Continued)

The foreign portion of the tax position substantially relates to the Company's international operations in Canada, Hong Kong and Mexico, in addition to foreign tax withholdings related to the Company's foreign royalty income.

The Company plans to repatriate undistributed earnings from Hong Kong and has provided for deferred income taxes related to these earnings. Since the current U.S. tax regime taxes foreign earnings in the year earned, taxes associated with repatriation are not material. Deferred income taxes have not been provided for undistributed foreign earnings from Canada or Mexico, or any additional outside basis difference inherent in all foreign entities, as these amounts continue to be indefinitely reinvested in foreign operations. Total undistributed earnings from the Company's subsidiaries in Canada and Mexico amounted to approximately $106.9 million. Unrecognized deferred tax liability related to undistributed earnings from the Company's subsidiaries in Canada and Mexico is estimated to be approximately $4.9 million, based on applicable withholding taxes, levels of foreign income previously taxed in the U.S. and applicable foreign tax credit limitations. The company accounts for the additional U.S. income tax on its foreign earnings under Global Intangible Low-Taxed Income ("GILTI") as a period expense in the period in which additional tax is due.

The components of income before income taxes were as follows:

	For the fiscal year ended		
(dollars in thousands)	**December 30, 2023**	**December 31, 2022**	**January 1, 2022**
Domestic	$ 240,627	$ 227,929	$ 333,900
Foreign	61,615	88,807	104,390
Total	$ 302,242	$ 316,736	$ 438,290

Effective Rate Reconciliation

The difference between the Company's effective income tax rate and the federal statutory tax rate is reconciled below:

	For the fiscal year ended		
	December 30, 2023	**December 31, 2022**	**January 1, 2022**
Statutory federal income tax rate	21.0%	21.0%	21.0%
State income taxes, net of federal income tax benefit	3.0%	2.8%	3.0%
Impact of foreign operations	(0.8)%	(2.0)%	(1.8)%
Settlement of uncertain tax positions	(0.6)%	(0.7)%	(0.3)%
Benefit from stock-based compensation	—%	(0.1)%	(0.3)%
Goodwill impairments and other	0.5%	0.1%	0.9%
Total	23.1%	21.1%	22.5%

The Company and its subsidiaries file a consolidated United States federal income tax return, as well as separate and combined income tax returns in numerous state and foreign jurisdictions. In most cases, the Company is no longer subject to U.S. tax authority examinations for years prior to fiscal 2020.

NOTE 15 – INCOME TAXES (Continued)

Deferred Taxes

The following table reflects the Company's calculation of the components of deferred tax assets and liabilities as of December 30, 2023 and December 31, 2022.

(dollars in thousands)	December 30, 2023	December 31, 2022
	Assets (Liabilities)	
Deferred tax assets:		
Accounts receivable allowance	$ 5,263	$ 6,715
Inventory	14,271	16,902
Accrued liabilities	11,208	8,230
Equity-based compensation	3,511	4,397
Deferred employee benefits	3,397	3,247
Leasing liabilities	105,756	83,886
Other	4,771	3,724
Total deferred tax assets	148,177	127,101
Deferred tax liabilities:		
Depreciation	(19,654)	(18,560)
Leasing assets	(93,943)	(72,162)
Tradename and licensing agreements	(71,361)	(73,534)
Other	(2,516)	(1,614)
Total deferred tax liabilities	(187,474)	(165,870)
Net deferred tax liability	$ (39,297)	$ (38,769)

Amounts recognized in the consolidated balance sheets:

(dollars in thousands)	December 30, 2023	December 31, 2022
	Assets (Liabilities)	
Deferred tax assets	$ 2,173	$ 2,466
Deferred tax liabilities	(41,470)	(41,235)
Net deferred tax liability	$(39,297)	$(38,769)

NOTE 15 – INCOME TAXES (Continued)

Uncertain Tax Positions

The following is a reconciliation of the beginning and ending amount of unrecognized tax benefits:

(dollars in thousands)	
Balance at January 2, 2021	$12,523
Additions based on tax positions related to fiscal 2021	810
Reductions for prior year tax positions	(2,207)
Reductions for lapse of statute of limitations	(2,270)
Balance at January 1, 2022	$ 8,856
Additions based on tax positions related to fiscal 2022	1,040
Reductions for prior year tax positions	—
Reductions for lapse of statute of limitations	(2,803)
Balance at December 31, 2022	$ 7,093
Additions based on tax positions related to fiscal 2023	1,545
Reductions for prior year tax positions	—
Reductions for lapse of statute of limitations	(2,373)
Balance at December 30, 2023	$ 6,265

As of December 30, 2023, the Company had gross unrecognized tax benefits of approximately $6.3 million, of which $5.6 million, if ultimately recognized, will affect the Company's effective tax rate in the period settled. The Company has recorded tax positions for which the ultimate deductibility is more likely than not, but for which there is uncertainty about the timing of such deductions. Because of deferred tax accounting, changes in the timing of these deductions would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authorities.

Included in the reserves for unrecognized tax benefits are approximately $1.7 million of reserves for which the statute of limitations is expected to expire within the next fiscal year. If these tax benefits are ultimately recognized, such recognition, net of federal income taxes, may affect the annual effective tax rate for fiscal 2024 and the effective tax rate in the quarter in which the benefits are recognized.

The Company recognizes interest related to unrecognized tax benefits as a component of interest expense and penalties related to unrecognized tax benefits as a component of income tax expense. During fiscal 2023, expense recorded on uncertain tax positions was not material. Expense recorded on uncertain tax positions was approximately $0.4 million for each of the fiscal years 2022 and 2021. The Company had accrued interest on uncertain tax positions of approximately $1.5 million and $1.5 million as of December 30, 2023 and December 31, 2022, respectively.

NOTE 16 – EARNINGS PER SHARE

The following is a reconciliation of basic common shares outstanding to diluted common and common equivalent shares outstanding:

	For the fiscal year ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Weighted-average number of common and common equivalent shares outstanding:			
Basic number of common shares outstanding	36,589,922	38,822,737	42,853,009
Dilutive effect of equity awards	3,344	27,908	149,619
Diluted number of common and common equivalent shares outstanding	36,593,266	38,850,645	43,002,628
Earnings per share:			
(dollars in thousands, except per share data)			
Basic net income per common share:			
Net income	$ 232,500	$ 250,038	$ 339,748
Income allocated to participating securities	(4,285)	(3,714)	(4,113)
Net income available to common shareholders	$ 228,215	$ 246,324	$ 335,635
Basic net income per common share	$ 6.24	$ 6.34	$ 7.83
Diluted net income per common share:			
Net income	$ 232,500	$ 250,038	$ 339,748
Income allocated to participating securities	(4,285)	(3,712)	(4,102)
Net income available to common shareholders	$ 228,215	$ 246,326	$ 335,646
Diluted net income per common share	$ 6.24	$ 6.34	$ 7.81
Anti-dilutive shares excluded from dilutive earnings per share calculations (*)	477,373	526,618	176,475

(*) The volume of antidilutive shares is, in part, due to the related unamortized compensation costs.

The Company grants shares of its common stock in the form of restricted stock awards to certain key employees under the Company's Amended and Restated Equity Incentive Plan (see Note 12, *Stock-based Compensation*, to the consolidated financial statements). Prior to vesting of the restricted stock awards, the grant recipients are entitled to receive non-forfeitable cash dividends if the Company declares and pays dividends on the Company's common stock. Accordingly, unvested shares of the Company's restricted stock awards are deemed to be participating securities for purposes of computing diluted earnings per share (EPS), and therefore the Company's diluted EPS represents the lower of the amounts calculated under the treasury stock method or the two-class method of calculating diluted EPS.

NOTE 17 – EMPLOYEE BENEFIT PLANS

The Company maintains defined contribution plans, a deferred compensation plan, and two defined benefit plans. The two defined benefit plans include the OshKosh B'Gosh pension plan and a post-retirement life and medical plan.

OshKosh B'Gosh Pension Plan

Funded Status

The retirement benefits under the OshKosh B'Gosh pension plan were frozen as of December 31, 2005. A reconciliation of changes in the projected pension benefit obligation and plan assets is as follows:

	For the fiscal year ended	
(dollars in thousands)	December 30, 2023	December 31, 2022
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 53,847	$ 70,875
Interest cost	2,617	1,909
Actuarial loss (gain)	1,376	(16,021)
Benefits paid	(3,055)	(2,916)
Projected benefit obligation at end of year	$ 54,785	$ 53,847
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 55,245	$ 68,689
Actual return on plan assets	3,769	(10,528)
Benefits paid	(3,055)	(2,916)
Fair value of plan assets at end of year	$ 55,959	$ 55,245
Funded status	$ 1,174	$ 1,398

The accumulated benefit obligation is equal to the projected benefit obligation as of December 30, 2023 and December 31, 2022 because the plan is frozen. The Company does not expect to make any contributions to the OshKosh B'Gosh pension plan during fiscal 2024 as the plan's funding exceeds the minimum funding requirements.

The actuarial loss in fiscal 2023 was primarily attributable to decreased discount rates, and the actuarial gain in fiscal 2022 was primarily attributable to increased discount rates. The plan became fully funded in fiscal 2022. The funded status asset is included in Other assets in the Company's consolidated balance sheet.

NOTE 17 – EMPLOYEE BENEFIT PLANS (Continued)

Net Periodic Pension Cost and Changes Recognized in Other Comprehensive Income

The components of net periodic pension cost recognized in the statement of operations and changes recognized in other comprehensive income were as follows:

(dollars in thousands)	For the fiscal year ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Recognized in the statement of operations:			
Interest cost	$ 2,617	$ 1,909	$ 1,818
Expected return on plan assets	(2,372)	(3,432)	(3,577)
Amortization of net loss(*)	189	217	428
Net periodic pension cost (benefit)	$ 434	$(1,306)	$(1,331)
Changes recognized in other comprehensive income:			
Net gain arising during the fiscal year	$ (21)	$(2,062)	$(4,765)
Amortization of net loss(*)	(189)	(217)	(428)
Total changes recognized in other comprehensive income	$ (210)	$(2,279)	$(5,193)
Total net periodic pension cost (benefit) and changes recognized in other comprehensive income	$ 224	$(3,585)	$(6,524)

(*) Represents pre-tax amounts reclassified from accumulated other comprehensive loss. For fiscal 2024, approximately $0.2 million is expected to be reclassified from accumulated other comprehensive loss to a component of net periodic pension cost.

Assumptions

The actuarial assumptions used in determining the benefit obligation and net periodic pension cost for our pension plan is presented in the following table:

Benefit obligation	2023	2022
Discount rate	4.75%	5.00%

Net periodic pension cost	2023	2022	2021
Discount rate	5.00%	2.75%	2.50%
Expected long-term rate of return on plan assets	5.00%	5.50%	6.00%

The discount rates used at December 30, 2023, December 31, 2022, and January 1, 2022 were determined with consideration given to the FTSE Pension Liability Index and the Bloomberg US Aggregate AA Bond Index, adjusted for the timing of expected plan distributions. The Company believes these indexes reflect a risk-free rate consistent with a portfolio of high quality debt instruments with maturities that are comparable to the timing of the expected payments under the plan. The expected long-term rate of return assumption is equal to the assumed discount rate. Refer to "Plan Assets" below in Note 17, *Employee Benefit Plans* for further discussion.

The decreased discount rate assumption at December 30, 2023 resulted in an increase in the amount of the pension plan's projected benefit obligation of approximately $1.4 million. A 0.25% change in the assumed discount rate as of December 30, 2023 would result in an increase or decrease in the amount of the pension plan's projected benefit obligation of approximately $1.5 million.

NOTE 17 – EMPLOYEE BENEFIT PLANS (Continued)

The Company currently expects benefit payments for its defined benefit pension plan as follows for the next ten fiscal years:

(dollars in thousands)	
2024	$ 3,210
2025	$ 3,220
2026	$ 3,340
2027	$ 3,610
2028	$ 3,710
2029-2033	$20,030

Plan Assets

The Company conducts periodic asset-liability studies for our defined benefit pension plan to develop a policy glide path which adjusts the asset allocation with funded status. During fiscal 2022, the plan became fully funded, and the Company allocated its investments to fixed income securities as a result. These fixed income securities include funds holding corporate bonds of companies from diverse industries and U.S. Treasuries. The expected long-term rate of return on plan assets is 4.75%.

The fair value of the Company's pension plan assets at December 30, 2023 and December 31, 2022, by asset category, were as follows:

(dollars in thousands)	December 30, 2023			December 31, 2022		
Asset category	Total	Level 1	Level 2	Total	Level 1	Level 2
Cash and cash equivalents	$ —	$ —	$—	$ 2,204	$ 2,204	$ —
Fixed income securities:						
Corporate bonds(*)	55,959	55,959	—	53,041	52,805	236
	$55,959	$55,959	$—	$55,245	$55,009	$236

(*) This category invests in both U.S. Treasuries and corporate debt from U.S. issuers from diverse industries.

Post-retirement Life and Medical Plan

Under a defined benefit plan frozen in 1991, the Company offers a comprehensive post-retirement medical plan to current and certain future retirees and their spouses. The Company also offers life insurance to current and certain future retirees. Employee contributions are required as a condition of participation for both medical benefits and life insurance and the Company's liabilities are net of these expected employee contributions.

NOTE 17 – EMPLOYEE BENEFIT PLANS (Continued)

Accumulated Post-Retirement Benefit Obligation

The following is a reconciliation of the accumulated post-retirement benefit obligation ("APBO") under this plan:

(dollars in thousands)	For the fiscal years ended December 30, 2023	December 31, 2022
APBO at beginning of fiscal year	$ 1,745	$ 2,662
Service cost	6	14
Interest cost	78	63
Actuarial loss (gain)	3	(763)
Plan participants' contribution	—	15
Benefits paid	(195)	(246)
APBO at end of fiscal year	$ 1,637	$ 1,745

Approximately $1.4 million and $1.5 million of the APBO at the end of fiscal 2023 and 2022, respectively, were classified as Other long term liabilities in the Company's consolidated balance sheets.

Net Periodic Post-Retirement Benefit Cost and Changes Recognized in Other Comprehensive Income

The components of net periodic post-retirement benefit cost recognized in the statement of operations and changes recognized in other comprehensive income were as follows:

(dollars in thousands)	For the fiscal year ended December 30, 2023	December 31, 2022	January 1, 2022
Recognized in the statement of operations:			
Service cost	$ 6	$ 14	$ 15
Interest cost	78	63	57
Amortization of net gain(*)	(428)	(320)	(295)
Net periodic post-retirement benefit (income) cost	$(344)	$(243)	$(223)
Changes recognized in other comprehensive income:			
Net loss (gain) arising during the fiscal year	$ 3	$(763)	$(140)
Amortization of net gain(*)	428	320	295
Total changes recognized in other comprehensive income	$ 431	$(443)	$ 155
Total net periodic post-retirement benefit (income) cost and changes recognized in other comprehensive income	$ 87	$(686)	$ (68)

(*) Represents pre-tax amounts reclassified from accumulated other comprehensive loss. For fiscal 2024, approximately $0.4 million is expected to be reclassified from accumulated other comprehensive loss to a component of net periodic post-retirement benefit (income) cost.

NOTE 17 – EMPLOYEE BENEFIT PLANS (Continued)

Assumptions

The actuarial computations utilized the following assumptions, using year-end measurement dates:

Post-retirement benefit obligation	2023	2022	
Discount rate	4.75%	4.75%	
Net periodic post-retirement benefit cost	**2023**	**2022**	**2021**
Discount rate	4.75%	2.50%	2.00%

The discount rates used at December 30, 2023, December 31, 2022, and January 1, 2022, were determined with primary consideration given to the FTSE Pension Discount Curve and Liability Index adjusted for the timing of expected plan distributions. The Company believes this index reflects a risk-free rate with maturities that are comparable to the timing of the expected payments under the plan.

The effects on the Company's plan of all future increases in health care costs are borne primarily by employees; accordingly, increasing medical costs are not expected to have any material effect on the Company's future financial results.

The Company's contribution for these post-retirement benefit obligations was approximately $0.2 million for fiscal years 2023 and 2022 and approximately $0.3 million for fiscal year 2021. The Company expects that its contribution and benefit payments for post-retirement benefit obligations will be approximately $0.2 million for fiscal years 2024, 2025, 2026, 2027, and 2028. For the five years subsequent to fiscal 2028, the aggregate contributions and benefit payments for post-retirement benefit obligations is expected to be approximately $0.6 million. The Company does not pre-fund this plan and as a result there are no plan assets.

Deferred Compensation Plan

The Company maintains a deferred compensation plan allowing voluntary salary and incentive compensation deferrals for qualifying employees as permitted by the Internal Revenue Code. Participant deferrals earn investment returns based on a select number of investment options, including equity, debt, and real estate mutual funds. Deferred compensation plan liabilities are recognized in Other long term liabilities on the Company's consolidated balance sheets. Changes in the balance, excluding those related to contributions or payments, are included in Other expense (income), net on the Company's consolidated statement of operations. The Company invests comparable amounts in marketable securities to approximate the participant's return on selected investment options.

Defined Contribution Plan

The Company also sponsors defined contribution savings plans in the United States and Canada. The U.S. plan covers employees who are at least 21 years of age and have completed one calendar month of service and, if part-time, work a minimum of one thousand hours of service within the one-year period following the commencement of employment or during any subsequent calendar year. The plan provides for a discretionary employer match of employee contributions. The Company's expense for the U.S. defined contribution savings plan totaled approximately $8.1 million, $8.2 million, and $16.1 million for the fiscal years ended December 30, 2023, December 31, 2022, and January 1, 2022, respectively.

NOTE 18 – SEGMENT INFORMATION

The Company reports segment information based upon a "management approach." The management approach refers to the internal reporting that is used by management for making operating decisions and assessing the performance of the Company's reportable segments. The Company reports its corporate expenses separately as they are not included in the internal measures of segment operating performance used by the Company to measure the underlying performance of its reportable segments.

Segment results include the direct costs of each segment and all other costs are allocated based upon detailed estimates and analysis of actual time and expenses incurred to support the operations of each segment or units produced or sourced to support each segment's revenue. Certain costs, including incentive compensation for certain employees, and various other general corporate costs that are not specifically allocable to segments, are included in corporate expenses below. Intersegment sales and transfers are recorded at cost and are treated as a transfer of inventory. The Company does not evaluate performance or allocate resources based on segment asset data, and therefore total segment assets are not presented. The accounting policies of the segments are the same as those described in Note 2, *Summary of Significant Accounting Policies*, to the consolidated financial statements.

The table below presents certain segment information for our reportable segments and unallocated corporate expenses for the periods indicated:

	For the fiscal year ended					
(dollars in thousands)	December 30, 2023	% of consolidated net sales	December 31, 2022	% of consolidated net sales	January 1, 2022	% of consolidated net sales
Net sales:						
U.S. Retail	$1,501,780	51.0%	$1,680,159	52.3%	$1,899,262	54.5%
U.S. Wholesale	1,014,584	34.4%	1,080,471	33.6%	1,126,415	32.3%
International	429,230	14.6%	452,103	14.1%	460,763	13.2%
Consolidated net sales	$2,945,594	100.0%	$3,212,733	100.0%	$3,486,440	100.0%
Operating income:		% of segment net sales		% of segment net sales		% of segment net sales
U.S. Retail	$ 190,620	12.7%	$ 252,497	15.0%	$ 368,221	19.4%
U.S. Wholesale	198,849	19.6%	161,659	15.0%	195,369	17.3%
International	44,940	10.5%	56,617	12.5%	63,806	13.8%
Unallocated corporate expenses(*)	(111,004)	n/a	(91,602)	n/a	(130,317)	n/a
Consolidated operating income	$ 323,405	11.0%	$ 379,171	11.8%	$ 497,079	14.3%

(*) Unallocated corporate expenses include corporate overhead expenses that are not directly attributable to one of our business segments and include unallocated accounting, finance, legal, human resources, and information technology expenses, occupancy costs for our corporate headquarters, and other benefit and compensation programs, including performance-based compensation.

NOTE 18 – SEGMENT INFORMATION (Continued)

The tables below present additional segment information for our reportable segments for the periods presented:

(dollars in millions)	December 30, 2023		
Charges:	U.S. Retail	U.S. Wholesale	International
Organizational restructuring(*)	$—	$0.1	$0.2

(*) The fiscal year ended December 30, 2023 includes a corporate charge of $4.1 million, related to organizational restructuring and related corporate office lease amendment actions.

(dollars in millions)	December 31, 2022			January 1, 2022		
Charges:	U.S. Retail	U.S. Wholesale	International	U.S. Retail	U.S. Wholesale	International
Organizational restructuring(1)	$ —	$ —	$ —	$(0.6)	$0.1	$2.3
Skip Hop tradename impairment charge	0.4	5.6	3.0	—	—	—
Incremental costs associated with COVID-19 pandemic	—	—	—	2.0	1.7	0.2
Retail store operating leases and other long-lived asset impairments, net of gain(2)	—	—	—	(2.6)	—	—
Total charges	$0.4	$5.6	$3.0	$(1.2)	$1.8	$2.5

(1) The fiscal year ended January 1, 2022 also includes corporate charges related to organizational restructuring of $0.7 million,

(2) Related to gains on the modification of previously impaired retail store leases.

Additional Data by Segment

Significant expenses

The table below represents cost of goods sold by segment:

	For the fiscal year ended					
(dollars in thousands)	December 30, 2023	% of consolidated net sales	December 31, 2022	% of consolidated net sales	January 1, 2022	% of consolidated net sales
Cost of goods sold:						
U.S. Retail	$ 602,152	20.4%	$ 689,543	21.5%	$ 760,100	21.8%
U.S. Wholesale	717,936	24.4%	800,974	24.9%	819,028	23.5%
International	229,571	7.8%	249,858	7.8%	245,038	7.0%
Total cost of goods sold(*)	$1,549,659	52.6%	$1,740,375	54.2%	$1,824,166	52.3%

(*) Amounts for the fiscal year ended December 31, 2022 and January 1, 2022 have been recast to conform to our current presentation of combining Adverse purchase commitments within Cost of goods sold.

Note: Percentages may not be additive due to rounding.

NOTE 18 – SEGMENT INFORMATION (Continued)

The table below represents SG&A expenses by segment:

(dollars in thousands)	For the fiscal year ended					
	December 30, 2023	% of consolidated net sales	December 31, 2022	% of consolidated net sales	January 1, 2022	% of consolidated net sales
SG&A expenses:						
U.S. Retail	$ 715,558	24.3%	$ 746,575	23.2%	$ 779,482	22.4%
U.S. Wholesale	109,459	3.7%	125,173	3.9%	127,826	3.7%
International	157,919	5.4%	146,657	4.6%	156,251	4.5%
Corporate expenses	111,004	n/a	91,602	n/a	130,317	n/a
Total SG&A expenses	$1,093,940	37.1%	$1,110,007	34.6%	$1,193,876	34.2%

Inventory

The table below represents inventory by segment:

(dollars in thousands)	For the fiscal year ended	
	December 30, 2023	December 31, 2022
U.S. Wholesale(*)	$381,146	$580,918
U.S. Retail	73,366	57,518
International	82,613	106,137
Total	$537,125	$744,573

(*) U.S. Wholesale inventories also include inventory produced and warehoused for the U.S. Retail segment.

The table below represents consolidated net sales by product:

(dollars in thousands)	For the fiscal year ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Baby	$1,098,304	$1,103,023	$1,124,961
Playclothes	992,726	1,125,352	1,261,622
Sleepwear	411,678	492,152	500,596
Other(*)	442,886	492,206	599,261
Total net sales	$2,945,594	$3,212,733	$3,486,440

(*) Other product offerings include bedding, outerwear, swimwear, shoes, socks, diaper bags, gift sets, toys, and hair accessories.

Geographical Data

Revenue

The Company's international sales principally represent sales to customers in Canada. Such sales were 61.5%, 64.0%, and 65.0% of total international net sales in fiscal 2023, 2022, and 2021, respectively.

NOTE 18 – SEGMENT INFORMATION (Continued)

Long-Lived Assets

The following represents Property, plant, and equipment, net, and Operating lease assets by geographic area:

	For the fiscal year ended	
(dollars in thousands)	December 30, 2023	December 31, 2022
United States	$ 582,049	$ 580,171
International	129,469	101,986
Total	$ 711,518	$ 682,157

Long-lived assets in the international segment primarily relate to Canada. Long-lived assets in Canada were 51.0% and 63.3% of total international long-lived assets at the end of fiscal 2023 and 2022, respectively.

Major Customer

Sales to our largest customer, all through the U.S. Wholesale segment, represented 10.4% of consolidated net sales in fiscal 2023. Sales to this customer did not exceed 10% in fiscal 2022 or in fiscal 2021.

NOTE 19 – COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims and pending or threatened lawsuits in the normal course of business. The Company is not currently a party to any legal proceedings that it believes would have a material adverse effect on its financial position, results of operations, or cash flows.

The Company's contractual obligations and commitments include obligations associated with leases, the secured revolving credit agreement, senior notes, and employee benefit plans.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 30, 2023.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 30, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 *Internal Control-Integrated Framework*. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 30, 2023.

The effectiveness of Carter's, Inc. and its subsidiaries' internal control over financial reporting as of December 30, 2023 has been audited by PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K. PricewaterhouseCoopers LLP has issued an attestation report on Carter's, Inc.'s internal control over financial reporting containing the required disclosures, which appears herein.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fourth quarter of fiscal 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Securities Trading Plans of Directors and Executive Officers

During the fiscal quarter ended December 30, 2023, none of the Company's directors or officers, as defined in Section 16 of the Exchange Act, adopted, modified, or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" as defined under Item 408(a) of Regulation S-K.

Consulting Agreement with Former Executive Officer

In its Current Report on Form 8-K filed with the SEC on January 12, 2024, the Company announced that Brian Lynch, President and Chief Operating Officer, will retire on March 1, 2024 (the "Retirement Date"). In connection with Mr. Lynch's retirement, the Company and Mr. Lynch have entered into a Consulting Services Agreement dated February 21, 2024 (the "Consulting Agreement"), pursuant to which Mr. Lynch will serve as a consultant to the Company following the Retirement Date to support the planned transition in leadership. The Consulting Agreement provides for, among other things: (i) a term of twelve months beginning on March 1, 2024 and concluding on February 28, 2025 (the "Consulting Period"); and (ii) a consulting fee of $125,000 per month payable by the Company to Mr. Lynch for the consulting services provided to the Company during the Consulting Period, which consulting services are to include advisory services and consultations with executive officers and other management personnel of the Company. The foregoing description of the Consulting Agreement is not complete and is subject to and qualified in its entirety by the complete text of the Consulting Agreement, which is filed herewith as Exhibit 10.10 and incorporated herein by reference.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information called for by Item 10 is incorporated herein by reference to the definitive proxy statement relating to the Annual Meeting of Shareholders of Carter's, Inc. scheduled to be held on May 16, 2024. We intend to file such definitive proxy statement with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by Item 11 is incorporated herein by reference to the definitive proxy statement referenced above in Item 10.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table provides information about our equity compensation plan as of our most recent fiscal year end:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders(*)	446,831	$96.20	2,221,612
Equity compensation plans not approved by security holders	—	—	—
Total	446,831	$96.20	2,221,612

(*) Represents stock options that are outstanding or that are available for future issuance pursuant to the Carter's, Inc. Amended and Restated Equity Incentive Plan.

Additional information called for by Item 12 is incorporated herein by reference to the definitive proxy statement referenced above in Item 10.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information called for by Item 13 is incorporated herein by reference to the definitive proxy statement referenced above in Item 10.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information called for by Item 14 is incorporated herein by reference to the definitive proxy statement referenced above in Item 10.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(B) Exhibits:

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Exhibit Number	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Carter's, Inc.	8-K	3.1	May 23, 2017	
3.2	Amended and Restated By-Laws of Carter's, Inc.	8-K	3.1	August 18, 2023	
4.1	Specimen Certificate of Common Stock	S-1/A	4.1	October 10, 2003	
4.2	Indenture, dated March 14, 2019, by and among The William Carter Company, certain guarantors from time to time party thereto and Wells Fargo Bank, National Association, as Trustee	8-K	4.1	March 14, 2019	
4.2.1	Form of 5.625% Senior Notes due 2027 (included in Exhibit 4.2).	8-K	4.1	March 14, 2019	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Exhibit Number	Filing Date	
4.3	Description of Securities	10-K	4.3	February 24, 2020	
10.1	Fourth Amended and Restated Credit Agreement, dated as of August 25, 2017, by and among The William Carter Company, as U.S. Borrower, The Genuine Canadian Corp., as Canadian Borrower, Carter's Holdings B.V., as Dutch Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Dollar Facility Swing Line Lender, U.S. Dollar Facility L/C Issuer and Collateral Agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent, a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, J.P. Morgan Europe Limited, as European Agent, JPMorgan Chase Bank, N.A., London Branch, as a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, Bank of America, N.A. and Bank of Montreal, as Co-Syndication Agents, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and BMO Capital Markets Corp., as Joint Lead Arrangers and Bookrunners, Branch Banking & Trust Company, HSBC Securities (USA) Inc., Royal Bank of Canada, SunTrust Bank, U.S. Bank National Association and Wells Fargo Bank, National Association, as Co-Documentation Agents and certain other lenders party thereto	8-K	10.1	August 31, 2017	
10.1.1	Amendment No. 1, dated as of September 21, 2018, to the Fourth Amended and Restated Credit Agreement dated as of August 25, 2017, by and among The William Carter Company, as U.S. Borrower, The Genuine Canadian Corp., as Canadian Borrower, Carter's Holdings B.V., as Dutch Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, U.S. Dollar Facility Swing Line Lender and U.S. Dollar Facility L/C Issuer, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent, a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, J.P. Morgan Europe Limited, as European Agent, JPMorgan Chase Bank, N.A., London Branch, as a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, each lender from time to time party thereto and the other parties party thereto	8-K	10.1	September 26, 2018	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Exhibit Number	Filing Date	
10.1.2	Amendment No. 2, dated as of May 4, 2020, to the Fourth Amended and Restated Credit Agreement dated as of August 25, 2017, by and among The William Carter Company, as U.S. Borrower, The Genuine Canadian Corp., as Canadian Borrower, Carter's Holdings B.V., as Dutch Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, U.S. Dollar Facility Swing Line Lender and U.S. Dollar Facility L/C Issuer, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent, a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, J.P. Morgan Europe Limited, as European Agent, JPMorgan Chase Bank, N.A., London Branch, as a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, each lender from time to time party thereto and the other parties party thereto	10-Q	10.1	July 24, 2020	
10.1.3	Amendment No. 3, dated as of April 21, 2021, to the Fourth Amended and Restated Credit Agreement dated as of August 25, 2017, by and among The William Carter Company, as U.S. Borrower, The Genuine Canadian Corp., as Canadian Borrower, Carter's Holdings B.V., as Dutch Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, U.S. Dollar Facility Swing Line Lender and U.S. Dollar Facility L/C Issuer, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent, a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, JPMorgan Chase Bank, N.A., as European Agent, JPMorgan Chase Bank, N.A., London Branch, as a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, each lender from time to time party thereto and the other parties party thereto	8-K	10.1	April 26, 2021	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Exhibit Number	Filing Date	
10.1.4	AMENDMENT NO. 4 TO FOURTH AMENDED AND RESTATED CREDIT AGREEMENT AND SECOND AMENDMENT TO AMENDED AND RESTATED SECURITY AGREEMENT, dated as of April 11, 2022 (this "Amendment No. 4"), relating to (i) the Fourth Amended and Restated Credit Agreement dated as of August 25, 2017, among THE WILLIAM CARTER COMPANY, a Massachusetts corporation (the "U.S. Borrower"), The Genuine Canadian Corp., an Ontario corporation (the "Canadian Borrower"), CARTER'S HOLDINGS B.V., having its official seat (statutaire zetel) in Amsterdam, the Netherlands, registered with the Dutch trade register under number 63530201 ("Dutch Borrower" and, together with the U.S. Borrower and the Canadian Borrower, the "Borrowers"), each lender from time to time party thereto (collectively, the "Lenders" and individually, a "Lender"), JPMORGAN CHASE BANK, N.A., as Administrative Agent (in such capacity, the "Administrative Agent"), Collateral Agent (in such capacity, the "Collateral Agent"), U.S. Dollar Facility Swing Line Lender and U.S. Dollar Facility L/C Issuer, JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, as Canadian Agent, a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, J.P. MORGAN SE, as European Agent, JPMORGAN CHASE BANK, N.A., LONDON BRANCH, as a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer and the other parties party thereto	8-K	10.1	April 14, 2022	
10.2*	Form of Severance Agreement entered into from time to time between The William Carter Company and executive officers	10-Q	10.2	October 29, 2015	
10.3*	Amended and Restated Equity Incentive Plan (Effective May 17, 2018)	DEF 14A	Appendix B	April 4, 2018	
10.4*	Amended and Restated Equity Incentive Plan (Effective February 15, 2024)	8-K	10.1	February 16, 2024	
10.5*	Amended and Restated Annual Incentive Compensation Plan	DEF 14A	Appendix C	March 31, 2016	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Exhibit Number	Filing Date	
10.6*	The William Carter Company Severance Plan, amended and restated effective January 1, 2020	10-K	10.5	February 24, 2020	
10.7*	The William Carter Company Deferred Compensation Plan, dated as of November 10, 2010	10-K	10.20	March 2, 2011	
10.8*	FORM OF Restricted Stock Award Agreement (Time Vesting) (2023 Awards)	10-Q	10.1	April 28, 2023	
10.9*	FORM OF Performance-Based Restricted Stock Agreement (2023 Awards)	10-Q	10.2	April 28, 2023	
10.10*	Consulting Agreement, effective March 1, 2024, between The William Carter Company and Brian J. Lynch				x
10.11	Lease Agreement dated March 29, 2012, between The William Carter Company and Duke Secured Financing 2009-1 ALZ, LLC (Braselton Distribution Center)	10-Q	10.21	April 27, 2012	
10.12	First Amendment to Lease Agreement dated December 4, 2013, between The William Carter Company and Duke Secured Financing 2009-1 ALZ, LLC (Braselton Distribution Center)				x
10.13	Second Amendment to Lease Agreement dated December 17, 2014, between The William Carter Company and Duke Secured Financing 2009-1 ALZ, LLC (Braselton Distribution Center)				x
10.14	Lease Agreement dated December 14, 2012, between The William Carter Company and Phipps Tower Associates, LLC	8-K	10.1	December 14, 2012	
10.15	First Amendment to Lease Agreement dated February 28, 2013, between The William Carter Company and Phipps Tower Associates, LLC				x
10.16	Second Amendment to Lease Agreement dated June 17, 2013, between The William Carter Company and Phipps Tower Associates, LLC	10-Q	10.19	October 24, 2013	
10.17	Third Amendment to Lease Agreement dated August 31, 2016, between The William Carter Company and John Hancock Life Insurance Company (U.S.A.)				x
10.18	Fourth Amendment to Lease Agreement dated December 1, 2021, between The William Carter Company and Hancock S-REIT ATL Phipps LLC				x

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Exhibit Number	Filing Date	
10.19	Fifth Amendment to Lease Agreement dated February 9, 2023, between The William Carter Company and Hancock S-REIT ATL Phipps LLC				x
21	Subsidiaries of Carter's, Inc.				x
23	Consent of Independent Registered Public Accounting Firm.				x
31.1	Rule 13a-15(e)/15d-15(e) and 13a-15(f)/ 15d-15(f) Certification.				x
31.2	Rule 13a-15(e)/15d-15(e) and 13a-15(f)/ 15d-15(f) Certification.				x
32**	Section 1350 Certification.				x
97.1	Carter's, Inc. Clawback Policy Adopted on August 4, 2023				x
101.INS	XBRL Instance Document—the instant document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document				x
101.SCH	XBRL Taxonomy Extension Schema Document				x
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				x
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				x
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				x
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				x
104	The cover page from this Current Report on Form 10-K formatted as Inline XBRL				x

* Indicates a management contract or compensatory plan.
** Furnished herewith as an Exhibit.

ITEM 16. FORM 10-K SUMMARY

Omitted at registrant's option.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CARTER'S, INC.

/s/ MICHAEL D. CASEY
Michael D. Casey
Chief Executive Officer

Date: February 27, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ MICHAEL D. CASEY Michael D. Casey	Chairman and Chief Executive Officer (Principal Executive Officer)	February 27, 2024
/s/ RICHARD F. WESTENBERGER Richard F. Westenberger	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2024
/s/ ROCHESTER (ROCK) ANDERSON, JR. Rochester (Rock) Anderson, Jr.	Director	February 27, 2024
/s/ JEFFREY H. BLACK Jeffrey H. Black	Director	February 27, 2024
/s/ HALI BORENSTEIN Hali Borenstein	Director	February 27, 2024
/s/ LUIS A. BORGEN Luis A. Borgen	Director	February 27, 2024

Name	Title	Date
/s/ JEVIN S. EAGLE Jevin S. Eagle	Director	February 27, 2024
/s/ MARK P. HIPP Mark P. Hipp	Director	February 27, 2024
/s/ WILLIAM J. MONTGORIS William J. Montgoris	Director	February 27, 2024
/s/ STACEY S. RAUCH Stacey S. Rauch	Director	February 27, 2024
/s/ GRETCHEN W. SCHAR Gretchen W. Schar	Director	February 27, 2024
/s/ STEPHANIE P. STAHL Stephanie P. Stahl	Director	February 27, 2024